Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160446

PROSPECTUS

Cellco Partnership

doing business as

Verizon Wireless Capital LLC

Offer to Exchange

$1,250,000,000 Outstanding Floating Rate Notes due 2011 for

$1,250,000,000 Registered Floating Rate Notes due 2011

$2,750,000,000 Outstanding 3.75% Notes due 2011 for

$2,750,000,000 Registered 3.75% Notes due 2011

$750,000,000 Outstanding 5.25% Notes due 2012 for

$750,000,000 Registered 5.25% Notes due 2012

$1,250,000,000 Outstanding 7.375% Notes due 2013 for

$1,250,000,000 Registered 7.375% Notes due 2013

$3,500,000,000 Outstanding 5.55% Notes due 2014 for

$3,500,000,000 Registered 5.55% Notes due 2014

and

$2,250,000,000 Outstanding 8.50% Notes due 2018 for

$2,250,000,000 Registered 8.50% Notes due 2018

Cellco Partnership and Verizon Wireless Capital LLC, a wholly-owned subsidiary of Cellco Partnership, which together we refer to as the “issuers,” are offering to exchange the old notes, as defined in this prospectus, for a like principal amount of new notes, as defined in this prospectus. We refer to this offer as the “exchange offer.”

The terms of the new notes of each series are identical in all material respects to the terms of the old notes of the same series, except that, among other differences, the new notes are registered under the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” and the transfer restrictions and registration rights relating to the old notes will not apply to the new notes. The old notes and the new notes are joint and several obligations of Cellco Partnership and Verizon Wireless Capital LLC. See “Description of Notes.”

The exchange offer will expire at midnight, New York City time, on November 10, 2009, which date and time we refer to as the “expiration date,” unless the issuers extend the expiration date, in which case “expiration date” means the latest date and time to which the exchange offer is extended. You should read the section called “The Exchange Offer” for further information on how to exchange your old notes for new notes.

See “Risk Factors” beginning on page 11 for a discussion of risk factors that you should consider prior to tendering your old notes in the exchange offer.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The issuers have agreed that, for a period of 90 days after the expiration date, they will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 14, 2009

In this prospectus, references to “Verizon Wireless,” “the Partnership,” “our company,” “the Company,” “we,” “us” and “our” refer to Cellco Partnership, which does business as Verizon Wireless, and, unless the context indicates otherwise, its subsidiaries. Except as otherwise indicated, the information in this prospectus relating to the business, operations, results of operations, management and financial performance of the Partnership for periods prior to or as of December 31, 2008 does not include information concerning, or reflect the operations of, Alltel Corporation, or “Alltel,” which we acquired on January 9, 2009. References to “our Partners” refer to Verizon Communications Inc., and its subsidiaries, as well as Vodafone Group Plc, and its subsidiaries, which are the partners in Cellco Partnership. References to “Verizon Communications” refer to Verizon Communications Inc. References to “Vodafone Group” and “Vodafone” refer to Vodafone Group Plc. References to “customers” refer to customer lines and not individual customers, unless the context indicates otherwise. Trademarks, service marks and other similar intellectual property owned by or licensed to us appear in italics when used. All other trademarks in this prospectus are the property of their respective owners.

In this prospectus, the outstanding floating rate notes due 2011, the outstanding 3.75% notes due 2011, the outstanding 5.25% notes due 2012, the outstanding 7.375% notes due 2013, the outstanding 5.55% notes due 2014 and the outstanding 8.50% notes due 2018 are referred to as the “old floating rate notes due 2011,” the “old 3.75% notes due 2011,” the “old 5.25% notes due 2012,” the “old 7.375% notes due 2013,” the “old 5.55% notes due 2014” and the “old 8.50% notes due 2018,” respectively, and collectively as the “old notes.” The registered floating rate notes due 2011, the registered 3.75% notes due 2011, the registered 5.25% notes due 2012, the registered 7.375% notes due 2013, the registered 5.55% notes due 2014 and the registered 8.50% notes due 2018 are referred to as the “new floating rate notes due 2011,” the “new 3.75% notes due 2011,” the “new 5.25% notes due 2012,” the “new 7.375% notes due 2013,” the “new 5.55% notes due 2014” and the “new 8.50% notes due 2018,” respectively, and collectively as the “new notes.” The old notes and the new notes are collectively referred to as the “notes.” When we refer to the exchange of old notes for new notes we mean the exchange of old notes for corresponding new notes of the same series.

i

We have not authorized anyone to give you any information or to make any representations about the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representation about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer to sell securities under applicable law.

In making an investment decision, investors must rely on their own examination of the issuers and the terms of the offering, including the merits and risks involved. These securities have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.

In connection with the exchange offer, we have filed with the U.S. Securities and Exchange Commission, or the “SEC,” a registration statement on Form S-4, under the Securities Act, relating to the new notes to be issued in the exchange offer. As permitted by SEC rules, this prospectus does not contain all the information included in the registration statement. For a more complete understanding of the exchange offer, you should refer to the registration statement, including its exhibits.

The public may read and copy any reports or other information that we file with the SEC. Such filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s Internet address is included in this prospectus as an inactive textual reference only. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of the registration statement relating to the exchange offer and other information that we file with the SEC at no cost by calling us or writing to us at the following address:

Cellco Partnership

One Verizon Way

Basking Ridge, NJ 07920

Attention: General Counsel

(908) 306-7000

In order to obtain timely delivery of such materials, you must request documents from us no later than five business days before you make your investment decision or at the latest by November 3, 2009.

MARKET, RANKING AND OTHER DATA

Some of the data included in this prospectus regarding markets and ranking, including our market position and market share, are based on internal analyses, studies conducted by third parties, industry and general publications published by third parties, public filings and other independent published industry sources. We have not independently verified market and industry data from third-party sources, and we do not make any representations as to the accuracy of such information. While we believe that internal company estimates and the third-party sources are reliable and market definitions are appropriate, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that the market, ranking and other similar data included in this prospectus, and the estimates and beliefs based on that data, may not be reliable. We cannot guarantee the accuracy or completeness of this information contained in this prospectus.

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CURRENCY PRESENTATION

In this prospectus, unless indicated otherwise:

•	“$” or “dollars” refers to the lawful currency of the United States;

•

“€” or “euro” refers to the single currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time; and

•	“£” or “pounds sterling” refers to the lawful currency of the United Kingdom.

iii

SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that you should consider before making any investment decision. We urge you to read this entire prospectus carefully, including the “Risk Factors” section and the consolidated financial statements and the notes to those statements. Unless otherwise indicated, the information in this prospectus is provided as of June 30, 2009, the most recent period for which the information has been compiled.

Overview

We believe we are the industry-leading wireless service provider in the United States in terms of profitability, as measured by operating income. We are the largest wireless service provider in the United States, as measured by total number of customers. We offer wireless voice and data services across one of the most extensive networks in the United States. Strengths of our business include the following:

•	we had 87.7 million total customers as of June 30, 2009;

•	we had 85.2 million retail customers as of June 30, 2009;

•

we believe that we have the most loyal customer base of any national wireless service provider, as measured by average monthly total customer churn rates, or “churn,” of 1.25% for the year ended December 31, 2008 and 1.42% for the six months ended June 30, 2009;

•

we increased our retail customer base by 6.3 million customers for the year ended December 31, 2008 and 15.2 million customers for the six months ended June 30, 2009, including 12.8 million total retail customers, after conforming adjustments, as a result of the Alltel Acquisition on January 9, 2009;

•	we had revenues of $49.3 billion for the year ended December 31, 2008 and $30.6 billion for the six months ended June 30, 2009;

•	we had operating income of $14.0 billion for the year ended December 31, 2008 and $8.3 billion for the six months ended June 30, 2009;

•	we had net income of $13.3 billion for the year ended December 31, 2008 and $7.2 billion for the six months ended June 30, 2009;

•

we spent approximately $6.5 billion in capital expenditures during the year ended December 31, 2008, and $3.3 billion during the six months ended June 30, 2009, primarily to enhance our wireless network;

•	we had Federal Communications Commission, or the “FCC,” licenses to offer our services in areas where approximately 303 million people resided as of June 30, 2009; and

•

our owned and operated network provided service in, or covered, areas where approximately 290 million people resided, including coverage in all of the top 100 most populous U.S. metropolitan areas as of June 30, 2009.

Our owners are wholly-owned, indirect subsidiaries of Verizon Communications, and wholly-owned, indirect U.S. subsidiaries of Vodafone, both of which are among the world’s leading telecommunications providers. We believe that our relationships with Verizon Communications and Vodafone afford us benefits, including Verizon Communications’ own brand marketing efforts and promotional opportunities for us with its customer base, and Vodafone’s insights from its international markets.

The Issuers

Cellco Partnership

Cellco Partnership is a Delaware general partnership formed on October 4, 1994. Cellco Partnership does business as Verizon Wireless.

Our Partners include subsidiaries of Verizon Communications, which own 55% of the Partnership, and U.S. subsidiaries of Vodafone, which own 45% of the Partnership.

We are managed by a board of representatives, which comprises five representatives selected by Verizon Communications and four representatives selected by Vodafone, so long as each of Verizon Communications and Vodafone owns 20% of the Partnership. See “Management.” As a result, Verizon Communications controls us and will continue to do so as long as it owns, directly or through one or more wholly-owned subsidiaries, at least 20% of our partnership interests. However, so long as Vodafone owns, directly or through one or more wholly-owned subsidiaries, at least 20% of our partnership interests, approval by at least two of its representatives is required for specified significant transactions, including certain significant acquisitions and dispositions and certain related person transactions between us and Verizon Communications and its affiliates.

You should read “Risk Factors—Risks Related to Our Ownership Structure” and “Certain Relationships and Related Person Transactions” for additional information about our structure and the risks posed by our structure.

Verizon Wireless Capital LLC

Verizon Wireless Capital LLC is a wholly-owned subsidiary of Cellco Partnership. It is a Delaware limited liability company formed on December 7, 2001 as a special purpose finance subsidiary to facilitate the offering of debt securities of Cellco Partnership by acting as co-issuer. Other than the financing activities as a co-issuer of Cellco Partnership indebtedness, Verizon Wireless Capital LLC has no material assets, operations or revenues. You should therefore not expect it to participate in debt service on the new notes.

The principal executive offices of Cellco Partnership and Verizon Wireless Capital LLC are located at One Verizon Way, Basking Ridge, New Jersey 07920, and the telephone number for both Cellco Partnership and Verizon Wireless Capital LLC is (908) 306-7000.

Alltel Acquisition

The old notes were issued in connection with the following transactions:

On June 5, 2008, we entered into an agreement and plan of merger, which we refer to as the “Alltel Merger Agreement,” with Alltel and its controlling stockholder, Atlantis Holdings LLC, or “Atlantis,” an affiliate of private investment firms TPG Capital and GS Capital Partners, to acquire, in an all-cash merger, 100% of the equity of Alltel, which we refer to as the “Alltel Acquisition.” In connection with entering into the Alltel Merger Agreement, we acquired, on June 10, 2008, approximately $5.0 billion aggregate principal amount of Alltel debt from various Alltel lenders, which we refer to as the “Acquired Alltel Debt,” for consideration of approximately $4.8 billion. We completed the Alltel Acquisition on January 9, 2009 and paid approximately $5.9 billion for the equity of Alltel. The aggregate principal amount of Alltel debt at the date of the Alltel Acquisition, including the Acquired Alltel Debt, was approximately $23.8 billion. After the completion of the Alltel Acquisition and repayments and redemptions of Alltel debt through the date of this prospectus, approximately $2.3 billion aggregate principal amount of Alltel debt that is owed to third parties remains outstanding. See “Description of Certain Indebtedness—Alltel Indebtedness.”

We funded the total cost of purchasing the equity of Alltel and repaying and acquiring the Alltel debt, including the Acquired Alltel Debt, which we refer to as the “Alltel Purchase Price,” using cash generated from our operations, cash on hand at Alltel, net proceeds from the sale of notes pursuant to a private placement completed in November 2008, which we refer to as the “November 2008 Notes,” and an offering completed in December 2008, which we refer to as the “December 2008 Notes,” and, together with the November 2008 Notes, as the “2008 Notes,” $4,795 million in borrowings under a credit agreement, which we refer to as the “Credit Agreement,” and $12,350 million in borrowings under a bridge loan facility, which we refer to as the “Acquisition Bridge Facility.” Prior to the date of this prospectus, we used cash generated from operations, the net proceeds from the sale of notes issued pursuant to private placements completed in February 2009, which we refer to as the “February 2009 Notes,” May 2009, which we refer to as the “May 2009 Notes,” and June 2009, which we refer to as the “Put/Call Notes,” and the borrowings under a three-year term facility completed in September 2008, which we refer to as the “Three-Year Term Facility,” to repay all of the borrowings under the Credit Agreement and the Acquisition Bridge Facility. The Credit Agreement and the Acquisition Bridge Facility have been repaid in full, and the commitments under each of the Credit Agreement and the Acquisition Bridge Facility have been terminated. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Alltel Acquisition” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Funds.”

In connection with obtaining regulatory approvals for the Alltel Acquisition from the U.S. Department of Justice, or the “DOJ,” and the FCC, we agreed to divest overlapping properties in 105 operating markets in 24 states, which we refer to as the “Alltel Divestiture Markets.” On May 8, 2009, we entered into a definitive agreement with AT&T Mobility LLC, which we refer to as “AT&T Mobility,” a subsidiary of AT&T Inc., which we refer to as “AT&T,” pursuant to which AT&T Mobility agreed to acquire 79 of the 105 Alltel Divestiture Markets, including licenses, network assets and, as of June 30, 2009, approximately 1.5 million subscribers, for $2.35 billion in cash, which we refer to as the “AT&T Transaction.” On June 9, 2009, we entered into a definitive agreement with Atlantic Tele-Network, Inc., which we refer to as “ATN,” pursuant to which ATN agreed to acquire the remaining 26 Alltel Divestiture Markets that were not included in the AT&T Transaction, including licenses, network assets and, as of June 30, 2009, approximately 790,000 subscribers, for $200 million in cash, which we refer to as the “ATN Transaction.” We are targeting to close both the AT&T Transaction and the ATN Transaction by the end of 2009. Completion of each of the foregoing transactions is subject to receipt of regulatory approvals from the DOJ and the FCC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Alltel Acquisition.”

Summary Unaudited Pro Forma Condensed Financial Information

The following summary unaudited pro forma condensed financial information should be read together with the consolidated financial statements and accompanying notes of Cellco Partnership and the consolidated financial statements and accompanying notes of Alltel, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Financial Information” included elsewhere in this prospectus.

The summary unaudited pro forma condensed statement of income gives effect to the Alltel Acquisition as if it had occurred on January 1, 2008 and does not include the effects of the dispositions we will make as a condition of the regulatory approvals by the DOJ and the FCC that were required to complete the Alltel Acquisition. The summary unaudited pro forma condensed financial information has been prepared using the acquisition method of accounting and the current presentation requirements for noncontrolling interests that we adopted on January 1, 2009. The pro forma amounts in the table below are presented for illustrative purposes only and do not indicate what our results of operations would have been had the Alltel Acquisition occurred as of the date or for the period presented. The pro forma amounts also do not indicate what our future results of operations will be. For discussion of the assumptions used in preparing the summary unaudited pro forma condensed financial information, see “Unaudited Pro Forma Condensed Financial Information.”

(Dollars in millions, except pro forma ratio of earnings to fixed charges)	Pro Forma for the Year Ended December 31, 2008
Statement of Income Data:
Operating revenue	$58,572
Operating costs and expenses:
Operating costs and expenses(1)	35,731
Depreciation and amortization	6,727

Total operating costs and expenses	42,458
Operating income	16,114
Other income (expenses):
Interest expense, net(2)	(1,942)
Interest income and other, net(3)	94

Income before provision for income taxes	14,266
Provision for income taxes	(869)

Income from continuing operations	$13,397

Income from continuing operations attributable to noncontrolling interest	265
Income from continuing operations attributable to controlling interest	13,132

Income from continuing operations	$13,397

Other Pro Forma Data:
Pro forma ratio of earnings to fixed charges	5.58

(1)	Operating costs and expenses includes cost of service, cost of equipment, selling, general and administrative expenses and integration expenses.
(2)	A 1.0% change in the assumed interest rate on our total assumed debt, some of which bears interest at a variable rate, would change pro forma interest expense by $279 for the year ended December 31, 2008.
(3)	Interest income and other, net includes interest income and equity in income of unconsolidated entities.

Summary Selected Historical Consolidated Financial Data

The following summary selected historical consolidated financial data should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. The consolidated statement of income and cash flow data for the six months ended June 30, 2009 and 2008 and the years ended December 31, 2008, 2007 and 2006 and the consolidated balance sheet data as of June 30, 2009 and December 31, 2008 and 2007 are derived from our audited and unaudited consolidated financial statements included elsewhere in this prospectus. We derived the remaining consolidated data from our unaudited condensed consolidated financial statements.

We have retrospectively changed the classification and presentation of noncontrolling interest, which we previously referred to as minority interest, for all periods prior to January 1, 2009 under the current presentation requirements for noncontrolling interests.

	Six Months Ended June 30,		Year Ended December 31,
(Dollars in millions, except other operating data)	2009	2008 As Adjusted(9)	2008 As Adjusted(9)	2007 As Adjusted(9)	2006 As Adjusted(9)
Statement of Income Data:
Operating revenue	$30,602	$23,787	$49,332	$43,882	$38,043

Operating costs and expenses:
Operating costs and expenses(1)	18,687	14,446	29,940	26,933	23,530
Depreciation and amortization	3,612	2,623	5,405	5,154	4,913

Total operating costs and expenses	22,299	17,069	35,345	32,087	28,443
Operating income	8,303	6,718	13,987	11,795	9,600

Other income (expenses):
Interest expense, net(2)	(732)	(28)	(161)	(251)	(452)
Interest income and other, net(3)	39	43	265	30	23

Income before provision for income taxes	7,610	6,733	14,091	11,574	9,171
Provision for income taxes	(442)	(420)	(802)	(714)	(599)

Income before cumulative effect of accounting change	7,168	6,313	13,289	10,860	8,572
Cumulative effect of accounting change	—	—	—	—	(124)

Net income	$7,168	$6,313	$13,289	$10,860	$8,448

Net income attributable to the noncontrolling interest	137	130	263	255	251
Net income attributable to Cellco Partnership	7,031	6,183	13,026	10,605	8,197

Net income	$7,168	$6,313	$13,289	$10,860	$8,448

Other Operating Data (Unaudited):(4)
Customers (in millions) (end of period)	87.7	68.7	72.1	65.7	59.1
Total churn(5)	1.42%	1.16%	1.25%	1.21%	1.17%
Total service ARPU(6)	$50.92	$51.22	$51.59	$50.96	$49.80
Ratio of earnings to fixed charges(7)	7.23	18.70	16.05	13.22	8.62

Cash Flow Data:
Net cash provided by operating activities	$10,418	$8,852	$18,147	$16,158	$14,544
Net cash used in investing activities	(8,392)	(17,779)	(22,079)	(7,023)	(9,587)
Net cash (used in) provided by financing activities	(10,704)	8,972	12,751	(9,110)	(4,902)

	As of June 30,		As of December 31,
	2009	2008 As Adjusted(9)	2008 As Adjusted(9)	2007 As Adjusted(9)
Balance Sheet Data:
Wireless licenses	$71,867	$61,024	$62,392	$51,485
Total assets	133,860	99,367	111,876	83,993
Short-term debt, including current maturities(8)	11,724	4,395	2,829	3,391
Long-term debt(8)	20,825	11,710	19,301	2,578
Partners’ capital	81,237	69,224	74,986	64,035

(1)	Operating costs and expenses includes cost of service, cost of equipment and selling, general and administrative expenses.
(2)	Includes interest expense net of capitalized interest.
(3)	Includes interest income and equity in income of unconsolidated entities.
(4)	All customer information, including the number of customers at any date, total churn and average total service revenue per customer per month, which we refer to as “total service ARPU,” is presented for our voice and data service and excludes telematics customers, but includes customers who purchase service from resellers of our service.
(5)	Total churn is calculated as a percentage determined by dividing (x) the aggregate number of customers who cancel service during a period by (y) the sum of the average number of customers per month for each of the months in that period. We determine the average number of customers on a per-month basis by dividing the sum of the number of customers at the beginning and end of each month by two.
(6)	Total service ARPU is determined by dividing aggregate service revenues within a period by the sum of the average number of customers per month for each of the months in the period.
(7)	For these ratios, “earnings” have been calculated by adding fixed charges and other earnings adjustments to income before provision for income taxes and cumulative effect of accounting change. “Fixed charges” include interest expense, preferred return requirements of consolidated subsidiaries, capitalized interest and the portion of rent expense representing interest.
(8)	Includes amounts due to affiliates.
(9)	We have retrospectively changed the classification and presentation of noncontrolling interest under the current presentation requirements that we adopted on January 1, 2009.

Summary of the Terms of the Exchange Offer

The old notes were issued in private placement offerings only to qualified institutional buyers pursuant to Rule 144A under the Securities Act, or “Rule 144A,” and to persons outside the United States pursuant to Regulation S under the Securities Act, or “Regulation S,” and accordingly were exempt from registration under the Securities Act. See “The Exchange Offer.”

Notes Offered	$1,250,000,000 aggregate principal amount of new floating rate notes due 2011, which have been registered under the Securities Act.

$2,750,000,000 aggregate principal amount of new 3.75% notes due 2011, which have been registered under the Securities Act.

$750,000,000 aggregate principal amount of new 5.25% notes due 2012, which have been registered under the Securities Act.

$1,250,000,000 aggregate principal amount of new 7.375% notes due 2013, which have been registered under the Securities Act.

$3,500,000,000 aggregate principal amount of new 5.55% notes due 2014, which have been registered under the Securities Act.

$2,250,000,000 aggregate principal amount of new 8.50% notes due 2018, which have been registered under the Securities Act.

The terms of the new notes of each series are identical in all material respects to the terms of the old notes of the same series, except that the new notes are registered under the Securities Act and will not be subject to restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP and ISIN number than the old notes of the same series, will not entitle their holders to registration rights and will be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the old notes.

The Exchange Offer	You may exchange old notes of each series for a like principal amount of new notes of the same series.

Resale of New Notes	We believe the new notes that will be issued in the exchange offer may be resold by most investors without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. You should read the discussion under the heading “The Exchange Offer” for further information regarding the exchange offer and resale of the new notes.

Exchange and Registration Rights Agreements	We have undertaken the exchange offer pursuant to the terms of the exchange and registration rights agreements we entered into with the initial purchasers of the applicable series of old notes. See “The Exchange Offer” and “Description of Notes—Registration Covenants; Exchange Offer.”

Consequences of Failure to Exchange the Old Notes	You will continue to hold old notes that remain subject to their existing transfer restrictions if:

•	you do not tender your old notes; or

•	you tender your old notes and they are not accepted for exchange.

With some limited exceptions, we will have no obligation to register the old notes after we consummate the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Old Notes.”

Expiration Date	The exchange offer will expire at midnight, New York City time, on November 10, 2009, unless we extend it, in which case “expiration date” means the latest date and time to which the exchange offer is extended.

Interest on the New Notes	The new notes of each series will accrue interest from the last interest payment date on which interest was paid on the old notes of the same series or, if no interest has been paid on the old notes of the same series, from the date of original issue of the old notes of the same series.

Conditions to the Exchange Offer	The exchange offer is subject to several customary conditions. We will not be required to accept for exchange, or to issue new notes in exchange for, any old notes, and we may terminate or amend the exchange offer, if we determine in our reasonable judgment at any time before the expiration date that the exchange offer would violate applicable law, any applicable interpretation of the SEC or its staff or any order of any governmental agency or court of competent jurisdiction. The foregoing conditions are for our sole benefit and may be waived by us at any time. In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at any time any stop order is threatened or in effect with respect to:

•	the registration statement of which this prospectus constitutes a part; or

•	the qualification of the indenture governing the notes under the Trust Indenture Act of 1939, as amended, which we refer to as the “Trust Indenture Act.”

See “The Exchange Offer—Conditions to the Exchange Offer.” We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date upon the occurrence of any of the foregoing events.

Procedures for Tendering Old Notes	If you wish to accept the exchange offer, you must tender your old notes and do the following prior to the expiration date:

•

if old notes are tendered in accordance with the book-entry procedures described under “The Exchange Offer—Book-Entry Transfer,” transmit an agent’s message to the exchange agent through the Automated Tender Offer Program, or “ATOP,” of The Depositary Trust Company, or “DTC,” or

•	transmit a properly completed and duly executed letter of transmittal, or a facsimile copy thereof, to the exchange agent, including all other documents required by the letter of transmittal.

See “The Exchange Offer—Procedures for Tendering Old Notes.”

Guaranteed Delivery Procedures	None.

Withdrawal Rights	Tenders of old notes may be withdrawn at any time prior to the expiration date. To withdraw a tender of old notes, a notice of withdrawal must be received by the exchange agent at its address set forth in “The Exchange Offer—Exchange Agent” prior to the expiration date. See “The Exchange Offer—Withdrawal Rights.”

Acceptance of Old Notes and Delivery of New Notes	Except in some circumstances, any and all old notes that are validly tendered in the exchange offer prior to the expiration date will be accepted for exchange. The new notes issued pursuant to the exchange offer will be delivered promptly after such acceptance. See “The Exchange Offer—Acceptance of Old Notes for Exchange; Delivery of New Notes.”

Certain U.S. Federal Tax Consequences	We believe that the exchange of the old notes for the new notes will not constitute a taxable exchange for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Consequences.”

Exchange Agent	U.S. Bank National Association is serving as the exchange agent.

Summary of the Terms of the New Notes

The terms of the new notes of each series are identical in all material respects to the terms of the old notes of the same series, except that the new notes:

•	are registered under the Securities Act and therefore will not be subject to restrictions on transfer;

•	will not be subject to provisions relating to additional interest;

•	will bear a different CUSIP and ISIN number than the old notes of the same series;

•	will not entitle their holders to registration rights; and

•	will be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the old notes.

Issuers	The new notes will be the joint and several obligations of Cellco Partnership and Verizon Wireless Capital LLC.

Maturity Date	Each new note will mature on the same date as the old note for which it is being exchanged.

Interest Rates and Payment Dates	Each new note will bear interest accruing at the same rate and payable at the same times as the old note for which it is being exchanged.

Ranking	The old notes are and the new notes will be the issuers’ senior unsecured obligations, and the new notes, like the old notes, will rank equally with all of the issuers’ other existing and future unsecured and unsubordinated indebtedness.

Redemption	We may not redeem the floating rate notes due 2011 prior to maturity. See “Description of Notes—Redemption of the Floating Rate Notes due 2011.” We may redeem the 3.75% notes due 2011, 5.25% notes due 2012, 7.375% notes due 2013, 5.55% notes due 2014 and 8.50% notes due 2018, which we refer to collectively as the “fixed rate notes,” in whole or in part, at any time prior to maturity, at the redemption prices to be determined using the procedures described under “Description of Notes—Redemption of the Fixed Rate Notes.”

Certain Covenants	The terms of the notes restrict Cellco Partnership’s ability to create liens on its property and Cellco Partnership and Verizon Wireless Capital LLC’s ability to effect a consolidation or merger. However, these limitations are subject to a number of important qualifications and exceptions. See “Description of Notes.”

Recourse	Holders of the notes will not have any recourse to any existing or future partners of Cellco Partnership.

No Public Market	The new notes will be new securities for which there is currently no market.

Governing Law of the Indenture and the New Notes	The indenture is and the new notes will be governed by the laws of New York.

Risk Factors

You should consider carefully all of the information in this prospectus and, in particular, you should evaluate the specific risk factors set forth in the “Risk Factors” section of this prospectus in evaluating the exchange offer and making a decision whether to invest in the new notes.

RISK FACTORS

An investment in the notes entails risks. There are a number of factors, including those specified below, which may adversely affect our ability to make payments under the notes. You could therefore lose a substantial portion or all of your investment in the notes. Consequently, an investment in the notes should only be considered by persons who can assume such risk. You should note that the risks described below are not the only risks that we face. We have described all risks we consider to be material. However, there may be additional risks that we currently consider immaterial or of which we are currently unaware, and any of these risks could have the effects set forth above.

Risks Related to Our Business

We face intense competition, which may make it difficult for us to maintain or grow our operating income.

The wireless industry is highly competitive and rapidly changing. As wireless market penetration grows, competition to attract new customers and retain existing ones is expected to continue to intensify. We face competition in a majority of our markets from multiple wireless service providers. Also, the wireless industry has experienced significant consolidation that, while reducing the number of wireless service providers in certain markets, has created larger and potentially more competitive wireless service providers. We may also face competition from new entrants to the wireless market, such as cable and satellite television companies that have acquired spectrum for the provision of wireless services, and other participants in the wireless value chain, including data application and content providers and device manufacturers, that are introducing products and services directly to wireless consumers, rather than through wireless service providers, in order to compete more effectively for wireless revenues.

Our ability to compete successfully will depend on, among other things, our network reliability, capacity and coverage, the pricing of our services and equipment, the quality of our customer service, our development of new and enhanced products and services, the reach and quality of our sales and distribution channels and our capital resources. It will also depend on our ability to anticipate and respond to various factors affecting the industry, including, but not limited to, new technologies and business models, changes in customer preferences, regulatory changes, demographic trends and economic conditions.

The effects of intense competition could require us to incur additional costs and/or prevent us from growing or maintaining our revenue if we have to increase our capital investment and/or operating expenditures to ensure that we are able to maintain or enhance our service quality or rapidly deploy new services and technologies or offer service and equipment at lower prices to help provide customers with the best available value. Failure to timely respond to competitive factors could prevent us from maintaining or growing our operating income. See “Business—Competition.”

Failure to develop new wireless data services may limit our ability to compete effectively and grow our business.

An important element of our strategy is to develop and offer new wireless data services. Many of these newer wireless data services are mobile versions of services that already exist and are popular on non-mobile devices such as desktop computers. These services include video games, music and video on demand, traffic and mapping services, streaming audio and broadcast video. In general, the development of new services requires us to anticipate and respond to varied and rapidly changing customer demand. To compete successfully against the other major participants in the wireless industry, we will need to commercialize and introduce new services on a national scale and on a timely basis. The deployment and delivery of new wireless data services rely, in many instances, on new, complex and unproven technology that requires substantial capital outlays and spectrum capacity. In addition, we rely mainly on third parties to develop software applications and wireless devices with features that support new wireless data services. Because of these and other factors, we cannot assure you that the necessary applications or devices will be developed at all or in sufficient quantities to support our deployment of new wireless data services, that customers will use the services offered or that such services will generate sufficient revenue at low enough cost to us for them to be profitable.

If we are unable to refinance our debt, including as a result of further deterioration in the financial markets or otherwise, we may be unable to meet our liquidity needs, including scheduled payments of interest or principal.

As of September 30, 2009, we have indebtedness to third parties of approximately $21.7 billion. This indebtedness includes $1,000 million aggregate principal amount of our floating rate Put/Call Notes due 2011. Commencing on December 27, 2009 and on each quarterly interest payment date thereafter, the holders of our Put/Call Notes have the right to require us to purchase all or a portion of these notes at par. In addition, we have a number of fixed and floating rate note borrowing arrangements with Verizon Communications and its affiliates pursuant to which we have total outstanding borrowings of approximately $7.7 billion as of September 30, 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Certain Indebtedness.”

The disruption in the financial markets during the second half of 2008 affected some of the financial institutions from whom we have obtained financing in the past. A further sustained decline in the stability of financial institutions could adversely affect our access to financing or increase our borrowing costs. In addition, further deterioration in the financial markets could adversely affect our ability to obtain external financing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

When our existing or future debt matures, or in the event that the holders of the Put/Call Notes exercise their right to require us to purchase all or a portion of such notes prior to maturity, if we are unable to repay or refinance such debt with our current lenders, we would be required to secure additional financing from other sources, which we may not be able to do on commercially reasonable terms or at all. If we are unable to refinance or repay our debt, we may be unable to implement important elements of our business strategy or meet our other liquidity needs.

To service our debt and fund our anticipated capital expenditures, we will require a significant amount of cash, which may not be available to us.

To service our debt, including the notes, and fund our anticipated capital expenditures, we will require a significant amount of cash, which may not be available to us. The availability of cash for these purposes depends largely upon our future operating performance, which is subject to certain economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. The amount of cash that we need to service our debt has substantially increased in connection with our completion of the Alltel Acquisition. Furthermore, a substantial portion of our currently outstanding debt incurs interest at variable rates and is subject to changes in interest rates. Consequently, an increase in interest rates, due to disruptions in the financial markets or otherwise, could increase the cost of servicing this debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Disclosures about Market Risks.” Our ability to make payments on our debt, including the notes, will depend largely upon our cash balances and our future operating performance. In addition, our Partners may, through their representatives on our board of representatives, require us to make substantial cash distributions to them. See “Certain Relationships and Related Person Transactions—Partnership Agreement—Distributions.” We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us, in an amount sufficient to enable us to pay interest or principal on our debt, including the notes, or to fund our other liquidity needs.

We may not maintain an investment-grade credit rating.

Our credit rating may in the future be lower than our current or historical credit rating. While we do not presently anticipate a ratings downgrade, the three primary rating agencies have identified potential circumstances, which, were they to occur, the rating agencies believe could result in a ratings downgrade for us in the future, including sustained leverage levels as a result of: (i) diminished wireless operating performance as a result of a weakening economy and competitive pressures; and (ii) failure to achieve significant synergies in the Alltel integration. A downgrade in our credit rating would increase our cost of obtaining financing, and could affect the amounts of indebtedness and types of financing structures and debt that may be available to us. Additionally, the interest rate on our outstanding borrowings under the Three-Year Term Facility could be affected by changes to our credit ratings. As a result, a downgrade in our existing credit rating or failure by us to maintain an investment-grade credit rating could have a material adverse effect on our operating results, our ability to obtain additional financing and refinance existing debt and on the value of the notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows (Used in) Provided by Financing Activities” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Service.”

We depend upon a number of key suppliers and, if any of them fails to fulfill their obligations to us, we may not be able to provide services or maintain and upgrade our network.

We depend upon various key suppliers to provide us, directly or through other suppliers, with the equipment and services, such as switch and network equipment, handsets and other devices and wireless data applications, that we need to operate our business. Most of our handset and other device suppliers rely on Qualcomm Incorporated, or “Qualcomm,” for the manufacture and supply of the chipsets used in their devices. We also rely on Qualcomm for its binary run-time environment for wireless technology, which enables many of our handsets and other devices to access key wireless data services, including our Get It Now and V CAST applications. In addition, a small group of suppliers provide nearly all of our network cell site and switch equipment and, in many instances, due to compatibility issues, we must use the same supplier for both the cell site equipment and switches in a given area of our network footprint. In January 2009, one of these suppliers—Nortel Networks Inc., a U.S. subsidiary of Nortel Networks Corp., or “Nortel”—and certain other U.S. subsidiaries of Nortel, filed for Chapter 11 bankruptcy protection in the United States. In addition, Nortel and certain of its non-U.S. subsidiaries filed for similar relief in the courts of Canada and the United Kingdom. On July 28, 2009, bankruptcy courts in the United States and Canada approved an agreement whereby Nortel and certain of its affiliates will sell to Telefonaktiebolaget LM Ericsson, or “Ericsson,” the business unit that supplies CDMA wireless infrastructure to us. The Canadian government has announced that the transaction is not subject to its review. If any of our key network cell site and switch equipment suppliers, or other suppliers, fail to provide equipment or services on a timely basis or fail to meet our performance expectations, we may be unable to provide services to our customers in a competitive manner or continue to maintain and upgrade our network. Because of the costs and time lags that can be associated with transitioning from one supplier to another, our business could be substantially disrupted if we were required to, or chose to, replace the products or services of one or more major suppliers with products or services from another source, especially if the replacement became necessary on short notice. Any such disruption could increase our costs, decrease our operating efficiencies and have a material adverse effect on our business, results of operations and financial condition. See “Business—Wireless Offerings—Wireless Devices—Suppliers” and “Business—Network.”

The suppliers on which we rely may also be subject to litigation with respect to technology on which we depend, including litigation involving claims of patent infringement. Such claims have been growing rapidly in the wireless communications industry. We are unable to predict whether our business will be affected by any such litigation. We expect our dependence on key suppliers to continue as we develop and introduce more advanced generations of technology.

Failure to successfully develop and deploy Long Term Evolution as our next-generation technology in a timely manner or failure of Long Term Evolution to become the principal next-generation global standard could adversely affect our ability to attract and retain customers.

We have selected Long Term Evolution technology, or “LTE,” as our next-generation network access technology and during 2009 we have successfully established LTE data sessions in two markets. We expect that this new technology will enable us to offer a mobile data network with higher speeds and improved efficiencies. Other wireless service providers have announced their plans to adopt LTE as their next-generation technology, and we believe that it will become the principal next-generation global standard. There are risks, however, that these other wireless service providers may delay their deployment of LTE or change their selection and adopt different next-generation technologies, including technologies that are incompatible with ours. As a result, LTE may not become the principal next-generation global standard and may not provide us with the global scale, compatibility and other benefits that we expect in a timely manner or at all.

Our ability to successfully deploy LTE on our network in a timely manner depends on various factors that are beyond our control. These include the risk that the technical standards required for the successful development and deployment of LTE may not be established in a timely manner and the risk that our suppliers may be unable to manufacture and deliver LTE devices and network equipment on schedule and according to our specifications. Furthermore, our deployment of LTE may not occur, or may not occur at the cost we have estimated.

If the foregoing risks materialize, our ability to provide next-generation wireless services to our customers, to attract and retain customers and to maintain and grow our customer revenues could be materially adversely affected. See “Business—Network—Technology.”

Use of our 700 MHz C block licenses will be subject to as yet undetermined “open access” regulatory obligations, which may increase the cost of using this spectrum.

In the FCC’s 2008 auction of spectrum in the 700 MHz band, which we refer to as “Auction 73,” we acquired licenses for 22 MHz spectrum blocks in the upper C block of the 700 MHz band in all states of the United States except Alaska. The FCC auctioned these licenses subject to an “open access” condition that will require us to allow customers to use devices and applications of their choice on the network we deploy on that spectrum, including those obtained from sources other than us or our distributors or dealers, subject to certain technical limitations established by us. The FCC has not yet finally determined what level of access will satisfy the “open access” requirements. Once finally determined, these requirements may increase the costs or limit the revenue-generating potential associated with our use of the C block. See “Business—Regulatory Environment—Federal Regulation—Open Access Requirements.”

Labor unions are attempting to organize our employees, and we cannot predict the impact of unionization efforts on our costs.

Labor unions continue efforts to organize various segments of our workforce. Unions represented approximately 65 of our employees as of June 30, 2009. We cannot predict what level of success unions may have in organizing our employees or the potentially negative impact of labor organizing on our costs.

Failure to successfully integrate Alltel into our business could prevent us from realizing some or all of the anticipated benefits of the Alltel Acquisition.

We expect to gain certain benefits from the Alltel Acquisition, including increased revenues, market penetration in Alltel’s service areas, expansion of our network footprint and certain operating efficiencies and synergies. Achievement of these expected benefits will depend in part on how we manage the integration of the Alltel business into our operations. The challenges we may face in connection with these integration efforts include developing and deploying next-generation wireless technology across the combined network and combining and simplifying product and service offerings, customer plans and sales and marketing approaches. If we are not successful in integrating Alltel in a cost-effective manner, we may not realize any or all of the anticipated benefits of the acquisition and our financial results may be adversely affected.

Risks Related to Our Industry

Concerns about alleged health risks relating to radiofrequency emissions may reduce demand for our services and may result in undetermined financial costs to our business.

Some studies have suggested that radiofrequency emissions from wireless handsets and cell sites may be associated with various health problems, including cancer, and may interfere with electronic medical devices, including hearing aids and pacemakers. Lawsuits have been filed against us and other participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage and seeking damages and other remedies that could increase our costs. The Food and Drug Administration stated in October 2008 that the weight of available scientific evidence did not show that any health problems are associated with using wireless phones, but noted that the scientific community recommended additional research to address gaps in knowledge. The National Cancer Institute similarly stated in September 2008 that such concerns, including the suggestion that using a cell phone may increase a person’s risk of developing brain cancer, were not supported by a growing body of research on the subject, but stated that further research is needed. Additional studies of radiofrequency emissions are ongoing, and we cannot be sure that future studies will not demonstrate a link between wireless handsets and cell sites and health problems. The actual or perceived risk of radiofrequency emissions could also adversely affect us as a result of diminished use of wireless services, fewer customers, reduced financing available to the wireless industry or further litigation or regulation. See “Business—Legal Proceedings.”

Our operations are subject to significant regulation by the FCC and other federal and state agencies, and changes in regulations could impose significant additional costs on us.

The licensing, construction, operation, sale and interconnection arrangements of wireless communications systems are regulated to varying degrees by the FCC and, depending on the jurisdiction, state and local regulatory agencies. We are subject to federal rules governing such areas of our business as customer billing, the provision of emergency calling services, the use of customer information, access to telephone numbers, telemarketing, acquiring, using and selling spectrum licenses, roaming and the rates we receive from, and pay to, other companies to handle voice and data traffic to and from our customers. Failure to comply with FCC requirements in a given license area could result in revocation of the license for that license area. Furthermore, the FCC grants wireless licenses for terms generally lasting 10 years that are subject to renewal. There is no guarantee that our licenses will be renewed. The loss or material limitation of any of our licenses could have a material adverse effect on our business, results of operations and financial condition.

The FCC has several proceedings pending that are considering the imposition of additional requirements on wireless services, such as rules restricting the ways in which we can manage the use of our network. These rules, if adopted, could impose additional costs on us and potentially impede our ability to operate our network in a manner that would be attractive to us and our customers. In addition, the FCC has initiated a number of proceedings to evaluate its rules and policies regarding spectrum licensing and usage that could adversely impact our utilization of our licensed spectrum and our operational costs. We are also subject to various environmental protection and health and safety laws and regulations, including limits on radiofrequency emissions from mobile handsets and towers. Our failure to comply with existing or future regulations could result in significant penalties. See “Business—Regulatory Environment—Federal Regulation.”

Additionally, our business is increasingly subject to efforts by state legislatures and state public utilities commissions to adopt legislation and regulations governing the marketing, billing and provision of wireless service. Other agencies having jurisdiction over our business could adopt regulations or take other actions that could increase our costs, place restrictions on our operations and growth potential or otherwise adversely affect our business. For example, zoning approvals for towers could significantly delay our ability to deploy new or expanded service in particular markets.

The FCC and an increasing number of state authorities are also requiring wireless carriers to comply with, and in some cases to fund, various initiatives, including federal and state universal service programs, telephone number administration, local number portability, services to the hearing-impaired and emergency 911 networks. In addition, many states have imposed significant taxes on providers in the wireless industry. These initiatives and programs increase our costs either directly in the form of fees and taxes to federal, state and local agencies, or in the form of expenses incurred in complying with the regulatory mandates. These federal, state and local taxes and fees may increase our customers’ cost of service, which may adversely affect demand for our services and/or prevent us from maintaining or increasing our operating income. See “Business—Regulatory Environment—State Regulation and Local Approvals.”

Adverse economic conditions in the United States could impact our results of operations.

Unfavorable general economic conditions in the United States could negatively affect the affordability of and demand for some of our products and services. In difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of our products and services, electing to use fewer higher-margin services or obtaining products and services that may be offered by other companies at lower costs. Similarly, under these conditions our business customers may delay purchasing decisions, delay full implementation of service offerings or reduce their use of services. In addition, adverse economic conditions may lead to an increase in the number of our consumer and business customers who are unable to pay for services. These events, if they were to occur at a significant rate, could have a material adverse effect on our results of operations.

Major network failures could have an adverse effect on our business.

Major equipment failures, natural disasters, including severe weather, terrorist acts, acts of war, cyber attacks or other breaches of network or information technology security that affect our networks, transport facilities, communications switches, routers, microwave links, cell sites or other equipment or third-party networks on which we rely, could cause major network failures and/or unusually high network traffic demands that could have a material adverse effect on our operations or our ability to provide service to our customers. These events could disrupt our operations, require significant resources to resolve, result in a loss of customers or impair our ability to attract new customers, which in turn could have a material adverse effect on our business, results of operations and financial condition.

In addition, with the growth of wireless data services, enterprise data interfaces and Internet-based or Internet Protocol-enabled, or “IP-enabled,” applications, our network and customer devices are exposed to a greater degree to third-party data or applications over which we have less direct control. As a result, our network infrastructure and information systems, as well as our customers’ wireless devices, may be subject to a wider array of potential security risks, including viruses and other types of computer-based attacks, which could cause lapses in our service or adversely affect the ability of our customers to access our service. Such lapses could have a material adverse effect on our business and our results of operations.

Risks Related to Our Ownership Structure

Our Partners may cause us to take actions that limit our business activities, increase our costs or otherwise adversely affect your interests as noteholders.

Cellco Partnership is a joint venture between Verizon Communications and Vodafone that is generally controlled by Verizon Communications, although decisions involving a number of fundamental actions, such as certain significant acquisitions or dispositions, as well as certain related person transactions between us and Verizon Communications or its affiliates, require the approval of representatives on our board of representatives designated by both Verizon Communications and Vodafone. In particular, because both of our Partners have many operating business affiliates other than the Partnership, the interests of our Partners may differ from your interests as noteholders.

For example, our Partnership Agreement (as defined under “Certain Relationships and Related Person Transactions—Partnership Agreement”) provides that we may not, without the consent of both Verizon Communications and Vodafone, enter into any business other than the U.S. wireless business, or any other business that is necessary, appropriate or incidental thereto. This restriction may limit our ability to grow our business through initiatives such as expansion into international markets and acquisitions of wireless providers that are engaged in businesses outside of our permitted activities. See “Certain Relationships and Related Person Transactions—Partnership Agreement—Partnership Governance.” Other areas in which we face decisions that could have different implications for us and for our Partners include our financing strategy, including our policies regarding the payment of distributions to our Partners, labor relations, tax policy and certain legal and regulatory matters. Furthermore, we have agreements to provide services to, and receive services from, our Partners, in particular Verizon Communications, the prices of which may not be the result of arm’s-length negotiations. See “Certain Relationships and Related Person Transactions—Other Services Provided to Verizon Communications,” “Certain Relationships and Related Person Transactions—Other Services Provided by Verizon Communications” and “Certain Relationships and Related Person Transactions—Other Services Provided by Vodafone.”

In addition, Verizon Communications has licensed to us the “Verizon” and “Verizon Wireless” brand names and certain other intellectual property. Under these arrangements, Verizon Communications may require us at any time to discontinue our use of those brand names and other intellectual property important to our business. If we were required to change our brand name, we would incur significant costs that would negatively affect our cash flow and our ability to make payments under the notes. See “Certain Relationships and Related Person Transactions—Verizon Communications Intellectual Property Arrangements.”

Risk Related to the Notes and the Exchange Offer

There may not be a public market for the new notes.

There may not be a market for the new notes and there can be no assurance as to the development or the liquidity of any market that may develop for the new notes, your ability to sell your new notes or the price at which you would be able to sell your new notes.

We do not presently intend to apply for listing of the new notes on any securities exchange. Any trading market that may develop for the new notes may be adversely affected by changes in the overall market for investment-grade securities, changes in our financial performance or prospects, a change in our credit rating, the prospects for companies in our industry generally, the number of holders of the new notes, any acquisitions or business combinations proposed or consummated by us, the interest of securities dealers in making a market for the new notes and prevailing interest rates, financial markets and general economic conditions. A market for the new notes, if any, may be subject to volatility.

You may have difficulty selling the old notes that you do not exchange.

If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to significant restrictions on transfer. Those transfer restrictions are described in the indenture governing the notes and arose because we originally issued the old notes under exemptions from the registration requirements of the Securities Act. The old notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with applicable state securities laws. We did not register the old notes under the Securities Act, and we do not intend to do so. If you do not exchange your old notes, your ability to sell those notes may be significantly limited. If a large number of outstanding old notes are exchanged for new notes issued in the exchange offer, it may be more difficult for you to sell your unexchanged old notes due to the limited amounts of old notes that would remain outstanding following the exchange offer.

Holders of old notes who do not tender their old notes will generally have no further registration rights.

Holders of old notes who do not tender their old notes, except for limited instances involving the initial purchasers or holders of old notes who are not eligible to participate in the exchange offer or who do not receive freely transferable new notes in the exchange offer, will not have any further registration rights under the applicable registration rights agreement, as defined in this prospectus, or otherwise and will no longer have the right to receive additional interest under the applicable registration rights agreement.

Your old notes will not be accepted for exchange if you fail to follow the applicable exchange offer procedures, and, as a result, your old notes will continue to be subject to existing transfer restrictions.

We will not accept your old notes for exchange if you do not follow the applicable exchange offer procedures. We will issue new notes as part of the exchange offer only after a timely receipt of your old notes, a properly completed and duly executed letter of transmittal or agent’s message and all other required documents, in accordance with the procedures described under “The Exchange Offer.” If we do not receive your old notes, confirmation of a book-entry transfer of your old notes, letter of transmittal or agent’s message and other required documents by the expiration date of the exchange offer, we will not accept your old notes for exchange. We are under no duty to notify you of defects or irregularities with respect to your tender of old notes for exchange. If there are defects or irregularities with respect to your tender of old notes, we will not accept your old notes for exchange. See “The Exchange Offer.”

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Some statements in this prospectus are “forward-looking statements.” Forward-looking statements may relate to, among other things:

•	materially adverse changes in economic conditions in the markets served by us;

•	the potential challenges we may face in integrating the Alltel business into our operations;

•	our ability to complete acquisitions and dispositions;

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an adverse change in the rating afforded our debt securities or those of Verizon Communications by nationally accredited ratings organizations or adverse conditions in the credit markets impacting the cost, including interest rates and/or availability of financing;

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our ability to obtain sufficient financing to satisfy our substantial capital requirements, including to fund capital expenditures, debt service and distributions to our owners, and to refinance our existing debt;

•	our ability to acquire and retain customers;

•	our continued provision of satisfactory service to our customers at an acceptable price;

•	the effects of the substantial competition that exists in our markets, which has been intensifying;

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our ability to develop future business opportunities, including wireless data services and deployment of next-generation technology, and to continue to adapt to the changing conditions in the wireless industry;

•	the ability of our key suppliers to meet their obligations to us;

•	material changes in available technology and technology substitution that could impact the popularity and usage of our technology;

•	the impact of continued unionization efforts with respect to our employees;

•	regulatory and taxation developments, including new regulations and taxes that could increase our cost of doing business or reduce demand for our services;

•	developments in connection with existing or future litigation;

•	equipment failures, natural disasters, terrorist acts or other breaches of network or information technology security; and

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changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings.

These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under “Risk Factors” and other parts of this prospectus. You should not place undue reliance on forward-looking statements, which are based on the information currently available to us and speak only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE EXCHANGE OFFER

On November 21, 2008, we and Verizon Wireless Capital LLC co-issued, in a private placement, the November 2008 Notes, comprised of $1,250 million aggregate principal amount of old 7.375% notes due 2013 and $2,250 million aggregate principal amount of old 8.50% notes due 2018. On February 4, 2009, we and Verizon Wireless Capital LLC co-issued, in a private placement, the February 2009 Notes, comprised of $750 million aggregate principal amount of old 5.25% notes due 2012 and $3,500 million aggregate principal amount of old 5.55% notes due 2014. On May 22, 2009, we and Verizon Wireless Capital LLC co-issued, in a private placement, the May 2009 Notes, comprised of $1,250 million aggregate principal amount of old floating rate notes due 2011 and $2,750 million aggregate principal amount of old 3.75% notes due 2011. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Funds.”

Pursuant to the exchange and registration rights agreement with respect to the November 2008 Notes, dated as of November 21, 2008, the exchange and registration rights agreement with respect to the February 2009 Notes, dated as of February 4, 2009, and the exchange and registration rights agreement with respect to the May 2009 Notes, dated as of May 22, 2009, in each case by and among Cellco Partnership and Verizon Wireless Capital LLC and the initial purchasers named therein, which we collectively refer to as the “registration rights agreements,” the issuers agreed to prepare and file with the SEC a registration statement on an appropriate form under the Securities Act with respect to a proposed offer to the holders of the old notes of each series to issue and deliver to such holders of old notes of the applicable series, in exchange for their old notes, a like aggregate principal amount of new notes that are identical in all material respects to the old notes of the applicable series, except for provisions, among others, relating to additional interest and the transfer restrictions relating to the old notes of such series. See “Description of Notes—Registration Covenants; Exchange Offer.”

Terms of the Exchange Offer; Period for Tendering Old Notes

This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, the issuers will accept for exchange old notes which are properly tendered prior to the expiration date, unless you have properly withdrawn them.

When you tender old notes as provided below, the issuers’ acceptance of the old notes will constitute a binding agreement between you and them upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal. In tendering old notes, you should also note the following important information:

•	You may only tender old notes in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

•

The issuers will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to holders of the old notes. The issuers are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus, to all of the registered holders of old notes at their addresses listed in the trustee’s security register with respect to the old notes.

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The exchange offer expires at midnight, New York City time, on November 10, 2009; provided, however, that the issuers, in their sole discretion, may extend the period of time for which the exchange offer is open.

•

As of the date of this prospectus, $1,250 million aggregate principal amount of old floating rate notes due 2011, $2,750 million aggregate principal amount of old 3.75% notes due 2011, $750 million aggregate principal amount of old 5.25% notes due 2012, $1,250 million aggregate principal amount of old 7.375% notes due 2013, $3,500 million aggregate principal amount of old 5.55% notes due 2014 and $2,250 million aggregate principal amount of old 8.50% notes due 2018 was outstanding. The exchange offer is not conditioned upon any minimum principal amount of old notes of any series being tendered.

•	The issuers’ obligation to accept old notes for exchange in the exchange offer is subject to the conditions described under “—Conditions to the Exchange Offer.”

•

The issuers expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any old notes, by giving oral or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised as described under “—Withdrawal Rights.” Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

•

The issuers expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes that they have not yet accepted for exchange, at any time prior to the expiration date.

•

The issuers will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the old notes as promptly as practicable. If they extend the expiration date, they will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which the issuers may choose to make any public announcement and subject to applicable law, they will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to an appropriate news agency. Such announcement may state that the issuers are extending the exchange offer for a specified period of time.

•	Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

•

Old notes which are not tendered for exchange, or are tendered but not accepted, in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the applicable registration rights agreement, except in the limited circumstances described under “Description of Notes—Registration Covenants; Exchange Offer.”

•

The issuers intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act,” and the rules and regulations of the SEC thereunder.

•	By executing, or otherwise becoming bound by, the letter of transmittal, you will be making to the issuers the representations described under “—Resale of the New Notes.”

Important rules concerning the exchange offer

You should note the following important rules concerning the exchange offer:

•

All questions as to the validity, form, eligibility, time of receipt and acceptance of old notes tendered for exchange will be determined by the issuers in their sole discretion, which determination shall be final and binding.

•

The issuers reserve the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes if such acceptance might, in their judgment or the judgment of their counsel, be unlawful.

•

The issuers also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. Unless the issuers agree to waive any defect or irregularity in connection with the tender of old notes for exchange, you must cure any defect or irregularity within any reasonable period of time as they shall determine.

•

The issuers’ interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date shall be final and binding on all parties. Neither the issuers, the exchange agent nor any other person shall be under any duty to notify you of any defect or irregularity with respect to any tender of old notes for exchange, nor shall any of them incur any liability for failing to so notify you.

Interest on the Notes

As part of the terms of the exchange offer, old notes accepted for exchange will not accrue interest for any period from and after the last interest payment date on which interest was paid or duly provided for on the old notes of the same series prior to the original issue date of the new notes of the same series, and tendering holders waive the right to receive any such interest on the old notes accepted for exchange from and after such interest payment date, or, if no interest has been paid or duly provided for on the old notes of the same series, will not accrue any interest. The new notes of each series will accrue interest from the last interest payment date on which interest was paid on the old notes of the same series or, if no interest has been paid on the old notes of the same series, from the date of original issue of the old notes of the same series.

Procedures for Tendering Old Notes

What to submit and how

If you, as a holder of any old notes, wish to tender your old notes for exchange in the exchange offer, you must transmit the following prior to the expiration date to U.S. Bank National Association as the exchange agent:

(1)	if old notes are tendered in accordance with the book-entry procedures described under “—Book-Entry Transfer,” an agent’s message, as defined below, transmitted through DTC’s ATOP, or

(2)	a properly completed and duly executed letter of transmittal, or a facsimile copy thereof, to the exchange agent at the address set forth below under “—Exchange Agent,” including all other documents required by the letter of transmittal.

In addition,

(1)	a timely confirmation of a book-entry transfer of old notes into the exchange agent’s accounts at DTC using the procedure for book-entry transfer described under “—Book-Entry Transfer,” which we refer to as a “Book-Entry Confirmation,” along with an agent’s message, must be received by the exchange agent prior to the expiration date, or

(2)	certificates for old notes must be received by the exchange agent along with the letter of transmittal.

There is no procedure for guaranteed delivery of old notes.

The term “agent’s message” means a message, transmitted through ATOP by DTC to, and received by, the exchange agent and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgement that the tendering holder has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

The method of delivery of old notes, letters of transmittal and all other required documentation, including delivery of old notes through DTC and transmission of agent’s messages through DTC’s ATOP, is at your election and risk. Delivery will be deemed made only when all required documentation is actually received by the exchange agent. Delivery of documents or instructions to DTC does not constitute delivery to the exchange agent. If delivery is by mail, the issuers recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent. Holders tendering old notes or transmitting agent’s messages through DTC’s ATOP must allow sufficient time for completion of ATOP procedures during DTC’s normal business hours. No old notes, agent’s messages, letters of transmittal or any other required documentation should be sent to either issuer.

How to sign your letter of transmittal and other documents

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes being surrendered for exchange are tendered:

(1)	by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

(2)	for the account of an eligible institution, as defined below.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by any of the following institutions, which we refer to as “eligible institutions”:

•	an “eligible guarantor” institution within the meaning of Rule 17Ad-15 under the Exchange Act, or

•

a commercial bank or trust company having an office or correspondent in the United States that is a member in good standing of a medallion program recognized by the Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program, or “STAMP,” the Stock Exchanges Medallion Program, or “SEMP,” and the New York Stock Exchange Medallion Signature Program, or “MSP.”

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, the old notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the old notes and with the signatures guaranteed.

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by the issuers, proper evidence satisfactory to the issuers of such person’s authority to so act must be submitted.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Once all of the conditions to the exchange offer are satisfied or waived, the issuers will accept, promptly after the expiration date, all old notes properly tendered and not properly withdrawn, and will issue the new notes of the same series promptly after such acceptance. See “—Conditions to the Exchange Offer” below. For purposes of the exchange offer, the issuers’ giving of oral or written notice of acceptance to the exchange agent will be considered their acceptance of the exchange offer.

In all cases, the issuers will issue new notes in exchange for old notes of the same series that are accepted for exchange only after timely receipt by the exchange agent of:

•	a Book-Entry Confirmation or certificates for old notes in proper form for transfer,

•	a properly transmitted agent’s message or a properly completed and duly executed letter of transmittal, and

•	all other required documentation.

If the issuers do not accept any tendered old notes for any reason included in the terms and conditions of the exchange offer, if you submit certificates representing old notes in a greater principal amount than you wish to exchange or if you properly withdraw tendered old notes in accordance with the procedures described under “—Withdrawal Rights,” the issuers will return any unaccepted, non-exchanged or properly withdrawn old notes, as the case may be, without expense to the tendering holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s accounts at DTC using the book-entry transfer procedures described below, unaccepted, non-exchanged or properly withdrawn old notes will be credited to an account or accounts maintained with DTC. We will return the old notes or have them credited to the DTC account(s), as applicable, as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to each series of old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems, including Euroclear Bank, S.A./N.V., as operator of the Euroclear System, which we refer to as “Euroclear,” or Clearstream Banking, société anonyme, which we refer to as “Clearstream,” may make book-entry delivery of old notes by causing DTC to transfer old notes into the appropriate account(s) of the exchange agent at DTC in accordance with DTC’s ATOP procedures for transfer. However, the exchange for the old notes so tendered will only be made after timely confirmation of book-entry transfer of old notes into the appropriate account(s) of the exchange agent, and timely receipt by the exchange agent of an agent’s message and all other documents required by the letter of transmittal.

Although delivery of old notes may be effected through book-entry transfer into the exchange agent’s accounts at DTC, the letter of transmittal, or a facsimile copy thereof, properly completed and duly executed, with any required signature guarantees, or an agent’s message, with all other required documentation, must in any case be transmitted to and received by the exchange agent at its address listed under “—Exchange Agent” prior to the expiration date.

If your old notes are held through DTC and you are not a DTC participant, you must complete the accompanying form called “Instructions to Registered Holder and/or DTC Participant,” which will instruct the DTC participant through whom you hold your old notes of your intention to tender your old notes or not tender your old notes. Please note that delivery of documents or instructions to DTC does not constitute delivery to the exchange agent and the issuers will not be able to accept your tender of old notes until the exchange agent actually receives from DTC the information and documentation described under “—Acceptance of Old Notes for Exchange; Delivery of Old Notes.”

Withdrawal Rights

You can withdraw your tender of old notes at any time prior to the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent prior to such time, properly transmitted either through DTC’s ATOP or to the exchange agent at the address listed below under “—Exchange Agent.” Any notice of withdrawal must:

•	specify the name of the person having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn;

•	specify the principal amount of the old notes to be withdrawn;

•	contain a statement that the tendering holder is withdrawing its election to have such notes exchanged for new notes;

•

except in the case of a notice of withdrawal transmitted through DTC’s ATOP, be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the old notes register the transfer of the old notes in the name of the person withdrawing the tender;

•	if certificates for old notes have been delivered to the exchange agent, specify the name in which the old notes are registered, if different from that of the withdrawing holder;

•

if certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, specify the serial numbers of the particular certificates to be withdrawn, and, except in the case of a notice of withdrawal transmitted through DTC’s ATOP, include a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution; and

•

if old notes have been tendered using the procedure for book-entry transfer described above, specify the name(s) and number(s) of the account(s) at DTC from which the old notes were tendered and the name(s) and number(s) of the account(s) at DTC to be credited with the withdrawn old notes, and otherwise comply with the procedures of DTC.

Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by the issuers, in their sole discretion, and their determination shall be final and binding on all parties. Any old notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer. New notes will not be issued in exchange for such withdrawn old notes unless the old notes so withdrawn are validly re-tendered.

If you have properly withdrawn old notes and wish to re-tender them, you may do so by following one of the procedures described under “—Procedures for Tendering Old Notes” above at any time prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, the issuers will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if we determine in our reasonable judgment at any time before the expiration date that the exchange offer would violate applicable law, any interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

Each of the foregoing conditions is for the issuers’ sole benefit and may be waived by them regardless of the circumstances giving rise to that condition. Their failure at any time to exercise the foregoing rights shall not be considered a waiver by them of that right. The rights described in the prior paragraph are ongoing rights which the issuers may assert at any time and from time to time.

In addition, the issuers will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at any time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture governing the notes under the Trust Indenture Act.

We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date upon the occurrence of any of the foregoing events.

Exchange Agent

U.S. Bank National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal, notices of withdrawal and any other required documentation should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent, addressed as follows:

Deliver To:

By registered or certified mail, hand delivery or overnight courier: U.S. Bank National Association Attn: Specialized Finance Department 60 Livingston Avenue St. Paul, MN 55107	By facsimile: (Eligible Institutions Only) U.S. Bank National Association (651) 495-8158	To confirm by telephone or for information call: (800) 934-6802

Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

The principal solicitation is being made by mail; however, additional solicitation may be made by telephone or in person by our officers, regular employees and affiliates. The issuers will not pay any additional compensation to any of their officers and employees who engage in soliciting tenders. They will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. However, they will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and exchange agent expenses, will be paid by the issuers and are estimated in the aggregate to be $2,000,000.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the issuers to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax.

Resale of the New Notes

Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the new notes would in general be freely transferable by holders thereof (other than affiliates of us) after the exchange offer without further registration under the Securities Act (subject to certain representations required to be made by each holder of old notes participating in the exchange offer, as set forth below). The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, the Morgan Stanley & Co. Incorporated letter, which was made available by the SEC on June 5, 1991, the K-111 Communications Corporation letter, which was made available by the SEC on May 14, 1993, and the Shearman & Sterling letter, which was made available by the SEC on July 2, 1993.

However, any purchaser of old notes who is an “affiliate,” as defined in Rule 405 under the Securities Act, of ours or who intends to participate in the exchange offer for the purpose of distributing the new notes:

•	will not be able to rely on such interpretations of the staff of the SEC;

•	will not be able to tender its old notes in the exchange offer; and

•

must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of old notes unless such sale or transfer is made pursuant to an exemption from those requirements.

By executing, or otherwise becoming bound by, the letter of transmittal, each holder of the old notes will represent that:

•	any new notes to be received by such holder will be acquired in the ordinary course of its business;

•	it has no arrangements or understandings with any person to participate in the distribution of the new notes within the meaning of the Securities Act; and

•

it is not an “affiliate” of either of the issuers or, if it is such an affiliate, such holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

The issuers have not sought, and do not intend to seek, a no-action letter from the staff of the SEC with respect to the effects of the exchange offer, and there can be no assurance that the SEC staff would make a similar determination with respect to the new notes as it has made in previous no-action letters.

In addition, in connection with any resales of those old notes, each exchanging dealer, as defined below, receiving new notes for its own account in exchange for old notes, where such old notes were acquired by such exchanging dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes. See “Plan of Distribution.”

The staff of the SEC has taken the position in the Shearman & Sterling no-action letter that exchanging dealers may fulfill their prospectus delivery requirements with respect to the new notes, other than a resale of an unsold allotment from the original sale of the old notes, by delivery of the prospectus contained in the exchange offer registration statement.

Under each registration rights agreement, the issuers have agreed that they will use their reasonable best efforts to keep the registration statement effective and to amend and supplement this prospectus in order to permit this prospectus to be used by all persons subject to the prospectus delivery requirements of the Securities Act for such period of time as such persons must comply with the prospectus delivery requirements in order to resell the new notes; provided that (i) in the case where this prospectus and any amendment or supplement to this prospectus must be delivered by a broker-dealer electing to exchange old notes, acquired for its own account as a result of market-making activities or other trading activities, for new notes of the same series, which we refer to as an “exchanging dealer,” such period shall be the lesser of 90 days and the date on which all such exchanging dealers have sold all new notes held by them and (ii) the issuers shall make this prospectus and any amendment or supplement to this prospectus available to any broker-dealer for use in connection with any resale of any new notes for a period of not less than 90 days after the consummation of the exchange offer.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreements we entered into in connection with the private offerings of the old notes. We will not receive any cash proceeds from the issuance of the new notes under the exchange offer. In consideration for issuing the new notes of each series as contemplated by this prospectus, we will receive old notes of the same series in like principal amount, the terms of which are identical in all material respects to the new notes of the same series, subject to limited exceptions. Old notes surrendered in exchange for new notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any increase in our indebtedness or capital stock.

The net proceeds from the sale of the old notes (net of the initial purchasers’ discount) were approximately $11,651 million. We used the net proceeds from the sale of the 2008 Notes, together with cash generated from our operations, cash on hand at Alltel, borrowings under the Credit Agreement and borrowings under the Acquisition Bridge Facility, to fund the Alltel Purchase Price. We used the borrowings under the Three-Year Term Facility and the net proceeds from the sale of the February 2009 Notes, the May 2009 Notes and the Put/Call Notes, together with cash generated from our operations, to repay all of the borrowings under the Credit Agreement and the Acquisition Bridge Facility. The Credit Agreement and the Acquisition Bridge Facility have been repaid in full, and the commitments under each of the Credit Agreement and the Acquisition Bridge Facility have been terminated. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Funds.”

For further information regarding the consideration paid for the Alltel Acquisition and related transaction fees and expenses, see Note 2 to the condensed consolidated financial statements of Cellco Partnership for the six months ended June 30, 2009 appearing elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma condensed statement of income for the year ended December 31, 2008 is based on the historical consolidated financial statements of Cellco Partnership and Alltel after giving effect to the Alltel Acquisition as an acquisition based on the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed financial information.

The completion of the Alltel Acquisition on January 9, 2009 was accounted for as an acquisition using the acquisition method of accounting. The unaudited pro forma condensed financial information has been prepared using the acquisition method of accounting and the current presentation requirements for noncontrolling interests as if the Alltel Acquisition had been completed as of January 1, 2008 for the purposes of the unaudited pro forma condensed statement of income. Under the acquisition method of accounting, the purchase price is required to be allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with any excess purchase price allocated to goodwill. Cellco Partnership has commenced the appraisals necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, the amounts of assets and liabilities arising from contingencies, the fair value of noncontrolling interests, the amount of goodwill to be recognized as of the acquisition date, and the related allocation of the purchase price as of the closing of the Alltel Acquisition in accordance with the acquisition method of accounting. As of the date of this prospectus, Cellco Partnership is in the process of completing the appraisals necessary to finalize the required purchase price allocation, at which time the final allocation of the purchase price will be determined. The final purchase price allocation may be different than that reflected in the preliminary purchase price allocation, and those differences may result in a material impact to the unaudited pro forma condensed financial information.

The unaudited pro forma condensed financial information was prepared using (1) the audited consolidated financial statements of Cellco Partnership for the year ended December 31, 2008 included elsewhere in this prospectus; (2) the audited consolidated financial statements of Alltel for the year ended December 31, 2008 included elsewhere in this prospectus; (3) the preliminary purchase price allocation of the Alltel Acquisition included in Note 2 of the unaudited condensed consolidated financial statements of Cellco Partnership for the six months ended June 30, 2009 included elsewhere in this prospectus; and (4) the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed financial information. The audited consolidated financial statements of Cellco Partnership for the year ended December 31, 2008, as included elsewhere in this prospectus, reflect the results of operations of Rural Cellular Corporation, which we refer to as “Rural Cellular,” from the acquisition date of August 7, 2008.

The unaudited pro forma condensed financial information is provided for illustrative purposes only and is not necessarily an indication of the results that would have been achieved had the Alltel Acquisition been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma condensed financial information does not include the effects of any non-recurring costs associated with $88 million in professional fees and other direct costs that were incurred in relation to the Alltel Acquisition, initial estimated costs and expenses of approximately $550 million associated with restructuring or integration activities that we expect to incur during the 12 months subsequent to the closing of the Alltel Acquisition, or the realization of any cost savings from operating efficiencies, synergies or other restructurings that may result from the transaction.

This unaudited pro forma condensed financial information should be read in conjunction with the historical consolidated financial statements and the related notes of Cellco Partnership and Alltel that are included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Statement of Income

for the Year Ended December 31, 2008

(Dollars in millions)	Cellco Partnership As Reported	Alltel As Reported	Pro Forma Adjustments (1)		Pro Forma As Adjusted
Operating Revenue
Service revenue	$42,635	$8,858	$(482)	(2)	$49,717
			(1,294)	(3)(5)
Equipment and other	6,697	895	1,263	(3)	8,855

Total operating revenue	49,332	9,753	(513)		58,572

Operating Costs and Expenses
Cost of service (exclusive of items shown below)	6,015	2,767	(482)	(2)	7,182
			(1,118)	(4)
Cost of equipment	9,705	1,361	54	(5)	11,120
Selling, general and administrative	14,220	2,137	1,129	(4)(5)	17,429
			(36)	(6)
			(21)	(7)
Depreciation and amortization	5,405	2,107	(731)	(8)	6,727
			(54)	(5)
Integration expenses	—	44	(44)	(5)	—

Total operating costs and expenses	35,345	8,416	(1,303)		42,458

Operating Income	13,987	1,337	790		16,114
Other income (Expenses)
Interest expense, net	(161)	(2,057)	57	(9)	(1,942)
			219	(10)
Minority interests	—	(55)	55	(11)	—
Interest income and other, net	265	103	(53)	(12)	94
			(2)	(5)
			(219)	(10)

Income (loss) before provision for income taxes	14,091	(672)	847		14,266
(Provision) benefit for income taxes	(802)	245	(312)	(13)	(869)

Income (loss) from continuing operations	$13,289	$(427)	$535		$13,397

Income from continuing operations attributable to noncontrolling interest	263	—	55	(11)	265
			(53)	(12)
Income (loss) from continuing operations attributable to controlling interest	13,026	(427)	533		13,132

Income (loss) from continuing operations	$13,289	$(427)	$535		$13,397

Notes to Unaudited Pro Forma Condensed Financial Information

(1)	The unaudited pro forma condensed statement of income for the year ended December 31, 2008 does not include the effects of the dispositions we will make as a condition of the regulatory approvals by the DOJ and the FCC that were required to complete the Alltel Acquisition. We agreed to divest the Alltel Divestiture Markets, which represented an estimated 2.3 million customers as of June 30, 2009. On May 8, 2009, we entered into the AT&T Transaction pursuant to which AT&T Mobility agreed to acquire 79 of the 105 Alltel Divestiture Markets, including licenses, network assets and, as of June 30, 2009, approximately 1.5 million subscribers, for $2.35 billion in cash. On June 9, 2009, we entered into the ATN Transaction pursuant to which ATN agreed to acquire the remaining 26 Alltel Divestiture Markets that were not included in the AT&T Transaction, including licenses, network assets, and, as of June 30, 2009, approximately 790,000 subscribers, for $200 million in cash. We are targeting to close both the AT&T Transaction and the ATN Transaction by the end of 2009. Completion of each of the foregoing transactions is subject to receipt of regulatory approvals from the DOJ and the FCC.
(2)	These adjustments are to eliminate historical roaming activity between Cellco Partnership and Alltel, which would have been eliminated in the consolidation of the combined companies.
(3)	This adjustment is to reflect the reclassification of the following Alltel revenues from service revenue to equipment and other revenues. Such presentation is consistent with Cellco Partnership’s classification of these revenues in its statement of income.

(Dollars in millions)	For the Year Ended December 31, 2008
ETC Cost Recovery	$404
Handset insurance revenue	260
Universal service fund	215
Regulatory fee and other	384

Total reclassifications	$1,263

(4)	This adjustment is to reflect the reclassification of the following Alltel expenses from cost of service to selling, general and administrative expenses. Such presentation is consistent with Cellco Partnership’s classification of these expenses in its statement of income.

(Dollars in millions)	For the Year Ended December 31, 2008
Customer service	$244
Universal service fund	222
Bad debt expense	140
Regulatory fees	158
Handset insurance	137
Non-income related taxes	79
Other selling, general & administrative expenses	138

Total reclassifications	$1,118

(5)	These adjustments represent the reclassification of other Alltel revenue and expense items to be consistent with Cellco Partnership’s classification of these items in its statement of income.

(6)	This adjustment represents the management fee paid by Alltel to its affiliates, TPG Partners and GS Capital Partners, for ongoing consulting and management advisory services that will no longer be charged following the Alltel Acquisition.
(7)	This adjustment represents the integration expenses incurred by Alltel that relate specifically to the Alltel Acquisition.
(8)	This adjustment represents the estimated net change in depreciation and amortization expense as a result of the preliminary purchase price allocations made to plant, property and equipment, net, and intangible assets subject to amortization. The decrease in amortization expense for intangible assets subject to amortization and the decrease in depreciation expense for a total of $731 million for the year ended December 31, 2008 is based on removing amortization and depreciation associated with the amounts allocated to assets held for sale that would not have been recognized during the year ended December 31, 2008 and amortizing intangible assets subject to amortization and depreciating plant, property and equipment acquired based upon their acquisition values determined in the preliminary purchase price allocation.
(9)	The total pro forma interest expense is based on a total assumed amount borrowed in order to fund a pro forma transaction value of approximately $28,100 million, including (i) the historical interest expense associated with $10,382 million representing Cellco Partnership’s existing debt outstanding to third parties as of December 31, 2008, (ii) interest expense on $2,335 million of Alltel debt that is assumed to be held to maturity, (iii) interest expense that is associated with incremental borrowings of $12,350 million subsequent to December 31, 2008 and (iv) interest expense on assumed incremental borrowings of approximately $3,033 million representing the debt we would have incurred to complete the Alltel Acquisition as of January 1, 2008. The pro forma financial information assumes that all borrowings needed to fund the pro forma transaction value occurred on January 1, 2008.

The assumed weighted average interest rate for the incremental borrowings is 7.26%. A change in the assumed weighted average interest rate of 0.125% would change annual interest expense by approximately $35.

The pro forma ratio of earnings to fixed charges for the year ended December 31, 2008 was 5.58. An increase in the assumed weighted average interest rate of 1.0% would decrease the ratio by 8.5% for the year ended December 31, 2008. A decrease in the assumed weighted average interest rate of 1.0% would increase the ratio by 10.2% for the year ended December 31, 2008.

(10)	This adjustment represents the elimination of interest income and interest expense related to Cellco Partnership’s investment in Alltel debt that became an intercompany item upon completion of the Alltel Acquisition.
(11)	This adjustment represents the effect of adopting the accounting pronouncement on noncontrolling interests in consolidated financial statements, which requires that net income be reported on a consolidated basis, and then attributed to controlling and noncontrolling interests.
(12)	This adjustment represents the elimination of Alltel’s equity in income of unconsolidated entities in partnership investments that are consolidated by Cellco Partnership.
(13)	This adjustment represents the income tax effect of decreased interest expense, net, depreciation and amortization expense and the adjustment to management fee paid by Alltel to its affiliates and the integration expenses paid by Alltel as a result of the Alltel Acquisition at the effective tax rate of 40%.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial data should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. The consolidated statement of income and cash flow data for the six months ended June 30, 2009 and 2008 and the years ended December 31, 2008, 2007 and 2006 and the consolidated balance sheet data as of June 30, 2009 and December 31, 2008 and 2007 are derived from our audited and unaudited consolidated financial statements included elsewhere in this prospectus. We derived the remaining consolidated financial data from our audited and unaudited consolidated financial statements for the periods presented, as adjusted for the current presentation requirements for noncontrolling interests.

We have retrospectively changed the classification and presentation of noncontrolling interest, which we previously referred to as minority interest, for all periods prior to January 1, 2009 under the current presentation requirements for noncontrolling interests.

(Dollars in millions, except other operating data)	Six Months Ended June 30,		Year Ended December 31,
	2009	2008 As Adjusted(10)	2008 As Adjusted(10)	2007 As Adjusted(10)	2006 As Adjusted(10)	2005 As Adjusted(10)	2004 As Adjusted(10)
Statement of Income Data:
Operating revenue	$30,602	$23,787	$49,332	$43,882	$38,043	$32,301	$27,662
Operating costs and expenses:
Cost of service (exclusive of items shown below)(1)	3,831	2,848	6,015	5,294	4,698	4,154	3,489
Cost of equipment	5,739	4,481	9,705	8,162	6,793	5,239	4,258
Selling, general and administrative	9,117	7,117	14,220	13,477	12,039	10,768	9,591
Depreciation and amortization	3,612	2,623	5,405	5,154	4,913	4,760	4,486

Total operating costs and expenses	22,299	17,069	35,345	32,087	28,443	24,921	21,824
Operating income	8,303	6,718	13,987	11,795	9,600	7,380	5,838
Other income (expenses):
Interest expense, net(2)	(732)	(28)	(161)	(251)	(452)	(601)	(661)
Interest income and other, net(3)	39	43	265	30	23	33	55

Income before provision for income taxes	7,610	6,733	14,091	11,574	9,171	6,812	5,232
Provision for income taxes	(442)	(420)	(802)	(714)	(599)	(434)	(325)

Income before cumulative effect of accounting change	7,168	6,313	13,289	10,860	8,572	6,378	4,907
Cumulative effect of accounting change	—	—	—	—	(124)	—	—

Net income	$7,168	$6,313	$13,289	$10,860	$8,448	$6,378	$4,907

Net income attributable to the noncontrolling interest	137	130	263	255	251	226	209
Net income attributable to Cellco Partnership	7,031	6,183	13,026	10,605	8,197	6,152	4,698

Net income	$7,168	$6,313	$13,289	$10,860	$8,448	$6,378	$4,907

Other Operating Data (Unaudited):(4)
Customers (in millions) (end of period)	87.7	68.7	72.1	65.7	59.1	51.3	43.8
Total churn(5)	1.42%	1.16%	1.25%	1.21%	1.17%	1.26%	1.50%
Total service ARPU(6)	$50.92	$51.22	$51.59	$50.96	$49.80	$49.49	$50.22
Ratio of earnings to fixed charges(7)	7.23	18.70	16.05	13.22	8.62	6.37	5.59

	Six Months Ended June 30,		Year Ended December 31,
(Dollars in millions)	2009	2008 As Adjusted(10)	2008 As Adjusted(10)	2007 As Adjusted(10)	2006 As Adjusted(10)	2005 As Adjusted(10)	2004 As Adjusted(10)
Cash Flow Data:
Net cash provided by operating activities	$10,418	$8,852	$18,147	$16,158	$14,544	$11,497	$9,534
Net cash used in investing activities	(8,392)	(17,779)	(22,079)	(7,023)	(9,587)	(11,239)	(6,649)
Net cash (used in) provided by financing activities	(10,704)	8,972	12,751	(9,110)	(4,902)	(101)	(2,851)

	As of June 30,		As of December 31,
	2009	2008 As Adjusted(10)	2008 As Adjusted(10)	2007 As Adjusted(10)	2006 As Adjusted(10)	2005 As Adjusted(10)	2004 As Adjusted(10)
Balance Sheet Data:
Wireless licenses	$71,867	$61,024	$62,392	$51,485	$51,115	$47,781	$42,067
Total assets	133,860	99,367	111,876	83,993	81,498	76,334	67,825
Short-term debt, including current maturities(8)	11,724	4,395	2,829	3,391	—	2,497	9,223
Long-term debt(8)	20,825	11,710	19,301	2,578	12,933	13,834	5,276
Partners’ capital, including amounts subject to redemption(9)	81,237	69,224	74,986	64,035	55,273	48,243	43,983

(1)	Cost of service includes: (a) roaming charges billed to Verizon Wireless for our customers’ usage outside of the Verizon Wireless network, (b) direct telecom charges, which are costs to handle calls over our network, including landline charges, trunk lines and other costs to maintain our network, (c) all site rentals, tower rentals and network related salaries and (d) data charges, which are costs incurred from third parties for the provision of data services and applications.
(2)	Includes interest expense net of capitalized interest.
(3)	Includes interest income and equity in income of unconsolidated entities.
(4)	All customer information, including the number of customers at any date, total churn and total service ARPU, is presented for our voice and data service and excludes telematics customers, but includes customers who purchase service from resellers of our service.
(5)	Total churn is calculated as a percentage determined by dividing (x) the aggregate number of customers who cancel service during a period by (y) the sum of the average number of customers per month for each of the months in that period. We determine the average number of customers on a per-month basis by dividing the sum of the number of customers at the beginning and end of each month by two.
(6)	Total service ARPU is determined by dividing service revenues within a period by the sum of the average number of customers per month for each of the months in the period.
(7)	For these ratios, “earnings” have been calculated by adding fixed charges and other earnings adjustments to income before provision for income taxes and cumulative effect of accounting change. “Fixed charges” include interest expense, preferred return requirements of consolidated subsidiaries, capitalized interest and the portion of rent expense representing interest.
(8)	Includes amounts due to affiliates.
(9)	Partners’ capital subject to redemption was $10,000 as of December 31, 2006 and $20,000 as of December 31, 2005 and 2004.
(10)	We have retrospectively changed the classification and presentation of noncontrolling interest under the current presentation requirements that we adopted on January 1, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and the notes thereto, “Unaudited Pro Forma Condensed Financial Information” and “Selected Historical Consolidated Financial Data” included elsewhere in this prospectus. The following discussion includes certain forward-looking statements. This discussion reflects the results of operations of Alltel from the date of the Alltel Acquisition on January 9, 2009, including the results of operations of the Alltel Divestiture Markets. For a discussion of important factors, including the integration of Verizon Wireless’ business and Alltel’s business, the continuing development of our business, actions of regulatory authorities and competitors and other factors which could cause actual results to differ materially from the results referred to in the forward-looking statements, see “Risk Factors” and “Special Note Concerning Forward-Looking Statements.” We have retrospectively changed the classification and presentation of noncontrolling interest, which we previously referred to as minority interest, for all periods prior to January 1, 2009 under the current presentation requirements for noncontrolling interests.

Overview

We believe we are the industry-leading wireless service provider in the United States in terms of profitability, as measured by operating income. With our acquisition of Alltel in January 2009, we are the largest wireless service provider in the United States, as measured by total number of customers. We offer wireless voice and data services across one of the most extensive networks in the United States. See “Business—Overview.”

Our goal is to be the market leader in providing wireless voice and data communication services in the United States. We focus on providing a high-quality, differentiated service across a cost-efficient network designed to meet the growing needs of our customers. Our results of operations, financial condition and sources and uses of cash in recent periods reflect management’s continued focus on implementing the following key elements of our business strategy (see “Business—Business Strategy”):

•

Provide highest network reliability and continue to build out and expand our network. We continue to build out, expand and upgrade our network and explore strategic opportunities to expand our national network coverage through selective acquisitions of wireless operations and spectrum licenses. We expanded our national coverage in the first half of 2009 when we completed the Alltel Acquisition, paying $4,881 million, net of cash acquired from Alltel, for the equity of Alltel. In 2008, we acquired 700 MHz spectrum licenses in connection with the FCC’s Auction 73 for $9,363 million and Rural Cellular for $914 million, net of cash acquired from Rural Cellular and cash acquired after an exchange transaction with another carrier to complete the required divestiture of certain markets. We invested $3,334 million in capital expenditures for the six months ended June 30, 2009 and $6,510 million in capital expenditures for the year ended December 31, 2008, primarily to increase the capacity of our network to meet usage demand and to facilitate the introduction of new products and services that can take advantage of our Evolution-Data Optimized, or “EV-DO,” technology.

•

Profitably acquire, satisfy and retain our customers and increase the value of our service offerings to customers. We expect to achieve revenue and net income growth by retaining our existing base of customers, obtaining new customers, increasing individual customer usage of our existing services, and bringing our customers new ways of using wireless services in their daily lives. We had approximately 87.7 million total customers at June 30, 2009, an increase of 21.7% from approximately 72.1 million at December 31, 2008. Our average monthly total customer churn rate, or “churn,” of 1.42% for the six months ended June 30, 2009 was the lowest in the wireless industry.

•

Continue to expand our wireless data offerings for both consumer and business customers. We continue to capitalize on the growing demand for wireless data services by continuing to expand our data offerings for consumer and business customers and continuing to increase our data revenues. We had total data revenue of $7,557 million for the six months ended June 30, 2009 and $10,651 million for the year ended December 31, 2008, representing increases of 54.3% and 44.2% compared to the corresponding prior year periods. Our total data revenue accounted for 28.6% and 25.0% of our service revenue for the six months ended June 30, 2009 and for the year ended December 31, 2008, respectively.

•

Focus on profitability and cash flow. Our goal is to maintain industry-leading profitability levels, as measured by operating income, and to generate substantial cash flow from operations. Operating income increased by 23.6% for the six months ended June 30, 2009 and 18.6% for the year ended December 31, 2008, compared to the corresponding prior year periods. Cash flow from operations increased by 17.7% for the six months ended June 30, 2009 and 12.3% for the year ended December 31, 2008, compared to the corresponding prior year periods.

There is substantial competition in the wireless industry. We compete primarily against three other national wireless service providers: AT&T Mobility, Sprint Nextel Corporation, or “Sprint Nextel,” and T-Mobile USA, or “T-Mobile.” In many markets, we also compete with regional wireless service providers, such as US Cellular, Metro PCS, Inc., or “Metro PCS,” and Leap Wireless. We believe that network reliability, capacity and coverage; pricing; customer service; product development; sales and distribution; and capital resources are the most important competitive factors in our industry. See “Business—Competition.”

Factors Affecting Our Results of Operations

Selected Operating Statistics and Trends

The size of our total customer base, and changes to that base as a result of net customer additions and customer churn, directly affect our results of operations, including operating revenue, cost of service and equipment and bad debt expense, as well as support costs, such as customer care and billing, which are included in selling, general and administrative expenses. Our management focus has been to grow our customer base primarily through organic growth, with a focus on the continued addition of high-quality retail postpaid customers, while minimizing churn. Churn is the rate at which customers disconnect individual lines of service. Retail (non-wholesale) customers are customers who are directly served and managed by Verizon Wireless and who buy our branded services, and of those, retail postpaid customers represent individual lines of service for which a customer receives a monthly voice and/or data service allowance in return for a monthly access charge, and use of any services beyond the allowances is billed in arrears. We expect that we will continue to achieve increases in our total customer base over the next several years by continuing to grow through increasing the number of ways that our customers can connect with our network and services, adding new lines of service and maintaining the lowest customer churn rate in the industry. Although we believe that the wireless industry will continue to grow, we also expect that our future organic customer growth may slow as a result of higher wireless market penetration levels as well as pressure from increased competition within the wireless industry.

While we focus primarily on growing our customer base through organic net customer additions, we expect that the majority of our customer growth during 2009 will come from the Alltel Acquisition. We increased our customer base by 15.6 million net new customers for the six months ended June 30, 2009, including approximately 13.2 million net new customers, after conforming adjustments but before the impact of required divestitures, as a result of the Alltel Acquisition on January 9, 2009. We believe our 87.7 million total customers as of June 30, 2009 makes us the largest wireless service provider in the United States as measured by total number of customers.

Operating Revenue

Our revenue primarily consists of revenue from providing service to our customers (service revenue), revenue from sales of wireless devices (equipment revenue) and other revenue from certain regulatory fees and support, primarily the Universal Service Fund, or “USF,” and cost recovery surcharges (other revenue). Our service revenue growth has been driven mainly by our ability to add new customers, retain our existing customers and increase their usage of our services. We continue to experience growth in our data revenue in each successive quarter, driven by increased use of both our messaging services and non-messaging services such as

Mobile Broadband, e-mail, data transport and location-based services such as VZ Navigator. As a result of the growth in data revenue, we have experienced a slight but steady increase each year through the end of 2008 in the average revenue per customer per month, or “ARPU,” from service revenue because the increase in data ARPU has more than offset the decrease in voice ARPU. Our voice ARPU has been decreasing because of the popularity of bundled pricing plans as well as an increase in the proportion of customers on our Family SharePlan. The acquisition of Alltel’s customers initially will have a year-over-year dilutive effect on our total service ARPU during 2009. We expect that the integration of Alltel’s customers will have a positive effect on total service ARPU as we are able to offer them our full suite of advanced data services.

Increases in equipment revenue are generally driven by increases in the number of wireless devices sold, which in turn is driven by gross customer additions, equipment upgrades and contract renewals. Over the past several years, we experienced growth in equipment revenue primarily as a result of increased equipment upgrades, although equipment sales from gross customer additions continued to be an important component of our equipment revenue. The average equipment revenue per device is affected by promotional activities, which could have an impact on our operating revenue. We currently subsidize the cost of wireless devices sold through our direct channels to reduce the customers’ up-front cost of our service and, as a result, equipment revenue is less than the related cost of equipment.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of service, cost of equipment, selling, general and administrative expenses and depreciation and amortization expense.

Cost of service represents costs to operate our wireless network, including interconnection costs, cost of roaming and long distance, and the cost of providing data services and applications. Cost of equipment represents costs we incur to purchase wireless devices from our equipment suppliers. Selling, general and administrative expenses represent all other expenses incurred to support the sale of our wireless services and devices. Depreciation expense is directly related to the continued build-out and upgrading of our wireless network.

Although our overall cost of service has increased as a result of the Alltel Acquisition, we anticipate that we will be able to realize reduced roaming costs by moving more traffic to our own network. We also anticipate that our and Alltel’s complementary technology standards will facilitate the integration of Alltel’s operations. Our overall selling, general and administrative expenses have also increased as a result of the Alltel Acquisition, both due to the inclusion of the operating results of Alltel as well as acquisition-related expenses, such as legal, regulatory and accounting fees. However, we believe that the amount of this increase will be reduced as we realize the synergies that we expect to achieve as a result of the Alltel Acquisition from reduced advertising expense, and the elimination of duplicate overhead, facility and headcount expenses. Depreciation and amortization expense increased in connection with our acquisition of tangible assets, primarily network-related, and intangible assets, such as customer lists and trademarks, as part of the Alltel Acquisition.

We must maintain a low cost structure in order to respond to increasing competitive pressures in the wireless industry. We believe that the size of our customer base, which is the largest of any wireless carrier in the United States after the completion of the Alltel Acquisition, provides us with a competitive advantage because we can spread our fixed costs over a larger customer base, resulting in higher operating income. We also believe that our market position enables us to negotiate favorable roaming, handset and equipment purchase arrangements. As our network coverage increases, we believe that our roaming expenses as a percentage of revenue will decline as we reduce the amount of roaming services needed to provide nationwide coverage to our customers.

Other Consolidated Results

Interest expense, net includes interest costs related to our external borrowings and borrowings from Verizon Communications and its affiliates, net of interest capitalized. Capitalized interest represents interest costs which we incur in order to develop our assets, primarily wireless licenses, for service, and which are included as a cost of acquiring those assets. Our overall interest expense has increased primarily as a result of borrowings incurred to fund the Alltel Purchase Price.

Income Taxes

Generally, we, as a partnership, are not subject to federal or state tax on income generated from markets we own directly or through partnership entities. However, certain states impose taxes at the partnership level and such taxes are our responsibility and are included in our tax provision. Additionally, we own some of our markets through corporate entities, which are required to provide for both federal and state taxes on their income. Because the Alltel Acquisition has increased the number of markets that we own through corporate entities, we anticipate that our provision for income taxes will increase in future periods.

Recent Developments

Alltel Acquisition

On June 5, 2008, we entered into the Alltel Merger Agreement with Alltel and its controlling stockholder, Atlantis, to acquire, in an all-cash merger, 100% of the equity of Alltel. We completed the Alltel Acquisition on January 9, 2009 and paid approximately $5.9 billion for the equity of Alltel. The aggregate principal amount of the Alltel debt at the date of the Alltel Acquisition was approximately $23.8 billion.

In connection with entering into the Alltel Merger Agreement, we acquired, on June 10, 2008, approximately $5.0 billion aggregate principal amount of the Acquired Alltel Debt for consideration of approximately $4.8 billion. Upon the closing of the Alltel Acquisition, the investment in the Acquired Alltel Debt became an intercompany obligation that was eliminated for accounting purposes in the preparation of the consolidated financial statements of Cellco Partnership beginning in January 2009. Upon the closing of the Alltel Acquisition, we also (i) repaid to third parties $13,825 million aggregate principal amount of Alltel’s outstanding senior secured debt at a price of $13,905 million, including premiums and accrued interest, (ii) acquired $810 million aggregate principal amount of 10.375%/11.125% senior PIK toggle notes due 2017, which we refer to as the “Senior PIK Toggle Notes,” issued by Alltel Communications, LLC, or “Alltel Communications,” and Alltel Communications Finance, Inc., or “Alltel Communications Finance,” wholly-owned subsidiaries of Alltel, at a price of $827 million, which is equal to 101% of the aggregate principal amount of such debt plus accrued interest, and (iii) acquired $1,040 million aggregate principal amount of unsecured cash pay debt and $500 million aggregate principal amount of Alltel’s PIK toggle debt from an Alltel lender at a price of $1,556 million, including accrued interest thereon. Additionally, $175 million aggregate principal amount of unsecured cash pay debt was repaid to third parties on January 28, 2009 at a price of $178 million, including accrued interest. Under the terms of a tender offer that was completed on March 20, 2009, $155 million aggregate principal amount of Senior PIK Toggle Notes were tendered and redeemed for total consideration of $191 million paid to tendering note holders, which is equal to 120% of the aggregate principal amount of such debt plus accrued interest. After the completion of the Alltel Acquisition and repayments and redemptions of Alltel debt through the date of this prospectus, approximately $2.3 billion aggregate principal amount of Alltel debt that is owed to third parties remains outstanding. See “Description of Certain Indebtedness—Alltel Indebtedness.”

We funded the Alltel Purchase Price using cash generated from our operations, cash on hand at Alltel, net proceeds from the sale of the 2008 Notes, borrowings under the Credit Agreement and borrowings under the Acquisition Bridge Facility. See “—Liquidity and Capital Resources—Sources of Funds.” Prior to the date of this prospectus, we used all of the $4,440 million in borrowings under the Three-Year Term Facility and cash generated from operations to repay all of the borrowings under the Credit Agreement. We also used cash generated from operations and the net proceeds from the sale of the February 2009 Notes, the May 2009 Notes and the Put/Call Notes to repay all of the $12,350 million of borrowings under the Acquisition Bridge Facility. The Credit Agreement and the Acquisition Bridge Facility have been repaid in full, and the commitments under each of the Credit Agreement and the Acquisition Bridge Facility have been terminated.

As of the date of the Alltel Acquisition, Alltel had approximately 13.2 million customers after conforming adjustments. In connection with obtaining regulatory approvals for the Alltel Acquisition from the DOJ and the FCC, we agreed to divest the Alltel Divestiture Markets. As a result of these divestiture requirements, we have placed the licenses and assets in the Alltel Divestiture Markets in a management trust that will continue to operate the markets under their current brands until the transactions for the sale of these markets, as described immediately below, have been consummated. These required divestitures represented an estimated 2.3 million customers as of June 30, 2009.

On May 8, 2009, we entered into the AT&T Transaction pursuant to which AT&T Mobility agreed to acquire 79 of the 105 Alltel Divestiture Markets, including licenses, network assets and, as of June 30, 2009, approximately 1.5 million subscribers, for $2.35 billion in cash. The 79 markets consist primarily of Alltel operations in Alabama, Arizona, California, Colorado, Iowa, Michigan, Minnesota, Montana, Nebraska, Nevada, New Mexico, North Dakota, South Dakota, Tennessee, Utah, Virginia and Wyoming, but also include our pre-merger operations in four markets as well as operations in southern Minnesota and western Kansas that we acquired from Rural Cellular. On June 9, 2009, we entered into the ATN Transaction pursuant to which ATN agreed to acquire the remaining 26 Alltel Divestiture Markets that were not included in the AT&T Transaction, including licenses, network assets, and, as of June 30, 2009, approximately 790,000 subscribers, for $200 million in cash. The 26 markets consist of Alltel operations in Georgia, Idaho, Illinois, North Carolina, Ohio and South Carolina. We are targeting to close both the AT&T Transaction and the ATN Transaction by the end of 2009. Completion of each of the foregoing transactions is subject to receipt of regulatory approvals from the DOJ and the FCC.

AT&T (Centennial) Acquisition

On May 8, 2009, we entered into a definitive agreement with AT&T pursuant to which we agreed to acquire wireless properties that are currently owned by Centennial Communications Corp., or “Centennial,” in five service areas in Louisiana and Mississippi, including licenses, network assets and approximately 120,000 customers, for $240 million in cash. The service areas are Lafayette, LA, LA-5 (Beauregard), LA-6 (Iberville), LA-7 (West Feliciana) and MS-8 (Claiborne). AT&T has entered into an agreement to acquire Centennial, and the consummation of our agreement with AT&T is contingent upon the completion of that acquisition, as well as receipt of regulatory approvals from the DOJ and the FCC.

Results of Operations

Six Months Ended June 30, 2009 and 2008

Selected Operating Statistics and Trends

	Six Months Ended June 30,
(In thousands, except churn)	2009		2008	% Change
Total customers (end of period)	87,694	(1)	68,681	27.7%
Total retail customers (end of period)	85,240	(2)	66,680	27.8%
Total customer net additions in the period	15,638	(1)	2,974	nm
Retail customer net additions in the period	15,219	(2)	2,945	nm
Total churn	1.42%		1.16%	22.4%
Retail postpaid churn	1.08%		0.88%	22.7%

nm—not meaningful

(1)	Includes customers acquired in the Alltel Acquisition of approximately 13,220.
(2)	Includes retail customers acquired in the Alltel Acquisition of approximately 12,813.

We had approximately 87.7 million total customers as of June 30, 2009 compared to approximately 68.7 million total customers as of June 30, 2008. Our customer base as of June 30, 2009 was 91.2% retail postpaid, 6.0% retail prepaid and 2.8% resellers. We added approximately 13.2 million net new customers, after conforming adjustments, in the Alltel Acquisition. Excluding the 13.2 million customers acquired in the Alltel Acquisition, we added approximately 2.4 million net retail customers during the six months ended June 30, 2009, compared to approximately 2.9 million during the similar period in 2008. The decline in net retail customer additions was due to an increase in our churn compared to the similar period in 2008, partially offset by an increase in gross customer additions due to the expansion of our sales and distribution channels as a result of the Alltel Acquisition.

Our total churn was 1.42% for the six months ended June 30, 2009, compared to 1.16% for the similar period in 2008. Our retail postpaid churn was 1.08% for the six months ended June 30, 2009, compared to 0.88% for the similar period in 2008. The increases in both total and retail churn were primarily a result of increased disconnections of Mobile Broadband service and business share lines, which we believe are mostly attributable to current economic conditions. We continue to believe that we have the most loyal customer base of any wireless provider in the United States, as measured by churn.

Operating Revenue

	Six Months Ended June 30,
(Dollars in millions, except total service ARPU)	2009	2008	% Change
Service revenue	$26,424	$20,637	28.0%
Equipment and other	4,178	3,150	32.6%

Total operating revenue	$30,602	$23,787	28.7%

Total service ARPU	$50.92	$51.22	(0.6)%
Retail service ARPU	51.04	51.67	(1.2)%
Total data ARPU	14.56	12.16	19.7%

Our total operating revenue for the six months ended June 30, 2009 increased by $6,815 million, or 28.7%, compared to the similar period in 2008, primarily due to the inclusion of the operating results of Alltel as well as growth in service revenue from sources other than the Alltel Acquisition.

Service revenue increased by $5,787 million, or 28.0%, for the six months ended June 30, 2009, compared to the similar period in 2008. The increase in service revenue was primarily due to the inclusion of service revenue from the 13.2 million net new customers, after conforming adjustments, acquired in the Alltel Acquisition on January 9, 2009. Since July 1, 2008, service revenue also increased as a result of a 5.8 million, or 8.4%, increase in customers from sources other than the 13.2 million customers acquired in the Alltel Acquisition, as well as continued growth from data services.

Total data revenue for the six months ended June 30, 2009 was $7,557 million and accounted for 28.6% of service revenue, compared to $4,897 million and 23.7%, respectively, in the similar period in 2008. Total data revenue continues to increase as a result of increased use of non-messaging services, such as Mobile Broadband, e-mail, data transport and VZ Navigator, as well as messaging services. We expect that data revenue will continue to increase as a result of recent strong sales of EV-DO-enabled devices that have HTML-browsing capability, or “smartphones,” continued introductions of new data-capable devices and upselling of data services to customers acquired in the Alltel Acquisition as we convert them to the Verizon Wireless brand.

Total service ARPU decreased by 0.6% to $50.92 for the six months ended June 30, 2009 compared to $51.22 for the similar period in 2008. Retail service ARPU decreased by 1.2% to $51.04 for the six months ended June 30, 2009 compared to $51.67 for the similar period in 2008. The declines in total service ARPU and retail service ARPU were due to the inclusion of customers acquired in the Alltel Acquisition, as well as continued dilution of our voice ARPU, partially offset by the increase in total data ARPU. Total data ARPU increased by 19.7% to $14.56 for the six months ended June 30, 2009, compared to $12.16 for the similar period in 2008, as a result of increased usage of our data services.

Equipment and other revenue for the six months ended June 30, 2009 increased by $1,028 million, or 32.6%, compared to the similar period in 2008. Equipment revenue increased due to the inclusion of equipment sales of Alltel, partially offset by a decrease in the average revenue per unit, driven in part by promotional activities. Other revenues increased primarily due to the inclusion of the operating results of Alltel and an increase in cost recovery surcharges.

Operating Costs and Expenses

	Six Months Ended June 30,
(Dollars in millions)	2009	2008	% Change
Cost of service	$3,831	$2,848	34.5%
Cost of equipment	5,739	4,481	28.1%
Selling, general and administrative	9,117	7,117	28.1%
Depreciation and amortization	3,612	2,623	37.7%

Total operating costs and expenses	$22,299	$17,069	30.6%

Cost of service. Cost of service increased by $983 million, or 34.5%, for the six months ended June 30, 2009, compared to the similar period in 2008. This increase was primarily due to the inclusion of the wireless network costs associated with operating an expanded network as a result of the Alltel Acquisition. Additionally, the increase was due to increased use of data services and applications, such as messaging, e-mail and VZ Navigator, and increased wireless network costs primarily related to cell site lease expense and local interconnection cost growth. Cost of service for the six months ended June 30, 2009 included $27 million for merger integration costs primarily related to the Alltel Acquisition.

Cost of equipment. Cost of equipment increased by $1,258 million, or 28.1%, for the six months ended June 30, 2009, compared to the similar period in 2008. This increase was primarily due to the inclusion of equipment sales in distribution channels acquired from Alltel, as well as both an increase in the number of equipment units sold over the similar period in 2008 and an increase in the average cost per unit as a result of increased sales of data devices. Cost of equipment for the six months ended June 30, 2009 included $58 million for merger integration costs primarily related to the exchange of Global System for Mobile communications, or “GSM,” handsets for CDMA handsets for customers acquired from Rural Cellular.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by $2,000 million, or 28.1%, for the six months ended June 30, 2009, compared to the similar period in 2008. This increase was primarily due to the inclusion of the operating results of Alltel, and an increase in sales commission expense in our indirect distribution channel, primarily from increased equipment upgrades and gross customer additions as well as an increase in the average commission per unit. Selling, general and administrative expenses for the six months ended June 30, 2009 included $206 million for acquisition related charges, such as legal, accounting and regulatory fees, as well as merger integration costs primarily related to the Alltel Acquisition.

Depreciation and amortization expense. Depreciation and amortization expense increased by $989 million, or 37.7%, for the six months ended June 30, 2009, compared to the similar period in 2008. This increase was primarily driven by depreciable property and equipment and finite-lived intangible assets acquired from Alltel, including its customer lists and trade name, as well as growth in depreciable assets through the second quarter of 2009.

Other Consolidated Results

	Six Months Ended June 30,
(Dollars in millions)	2009	2008	% Change
Interest expense, net	$(732)	$(28)	nm
Interest income and other, net	39	43	(9.3)%
Provision for income taxes	(442)	(420)	5.2%
Effective income tax rate	5.8%	6.2%	(6.9)%
Net income attributable to noncontrolling interest	137	130	5.4%

nm—not meaningful

Interest expense, net. Interest expense, net for the six months ended June 30, 2009 increased by $704 million compared to the similar period in 2008, primarily due to an increase in the weighted-average amount of debt outstanding and higher weighted-average interest rates. The increase in the weighted-average amount of debt outstanding compared to the similar period in 2008 was primarily driven by borrowings to finance the Alltel Acquisition. See “—Liquidity and Capital Resources.” The increase in the weighted-average interest rate during the six months ended June 30, 2009 was primarily due to the amortization of $248 million of debt issuance costs in connection with the Acquisition Bridge Facility, which was repaid in full by June 30, 2009. Capitalized interest for the six months ended June 30, 2009 and 2008 was $176 million and $138 million, respectively, primarily relating to the development of wireless licenses.

Interest income and other, net. Interest income and other, net for the six months ended June 30, 2009 decreased by $4 million, or 9.3%, compared to the similar period in 2008. This decrease was mainly attributable to a decrease in interest income and other, net as a result of our investment in the Acquired Alltel Debt which was made on June 10, 2008 and was eliminated for accounting purposes in the preparation of the consolidated financial statements of the Partnership beginning in January 2009, partially offset by an increase in equity in income of unconsolidated entities.

Provision for income taxes. The effective tax rate for the six months ended June 30, 2009 was 5.8%, compared to 6.2% for the similar period in 2008. The decrease in the effective tax rate for the six months ended June 30, 2009 compared to the similar period in 2008 was mainly attributable to a one-time tax benefit resulting from the Alltel Acquisition’s impact on the Partnership’s deferred tax liabilities, which was partially offset by an increase in the proportion of income earned through corporate entities.

Years ended December 31, 2008, 2007 and 2006

Selected Operating Statistics and Trends

	Year Ended December 31,			% Change
(In thousands, except churn)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Total customers (end of period)	72,056	65,707	59,052	9.7%	11.3%
Total retail customers (end of period)	70,021	63,735	56,812	9.9%	12.2%
Total customer net additions in the year(1)	6,349	6,655	7,715	(4.6)%	(13.7)%
Retail customer net additions in the year(2)	6,286	6,923	7,776	(9.2)%	(11.0)%
Total churn	1.25%	1.21%	1.17%	3.3%	3.4%
Retail postpaid churn	0.96%	0.91%	0.91%	5.5%	0.0%

(1)	Includes total customers added through acquisitions of approximately 570, 9 and 24 in 2008, 2007 and 2006, respectively.
(2)	Includes retail customers added through acquisitions of approximately 534, 9 and 100 in 2008, 2007 and 2006, respectively.

2008 Compared to 2007

We had approximately 72.1 million total customers as of December 31, 2008, an increase of 9.7%, compared to approximately 65.7 million total customers as of December 31, 2007. Our customer base as of December 31, 2008 was 92.9% retail postpaid, 4.2% retail prepaid and 2.8% resellers. During 2008, we added approximately 6.3 million net new customers, including from acquisitions, compared to approximately 6.6 million in 2007, essentially all of which were retail customers. The year-over-year decline in net customer additions was due to an increase in our churn, partially offset by a slight increase in gross retail customer additions. Customer acquisitions and adjustments during 2008 included approximately 650,000 net total customer additions, after conforming adjustments, acquired from Rural Cellular. As a result of the exchange with AT&T Mobility consummated on December 22, 2008, we transferred a net of approximately 122,000 total customers.

Our total churn was 1.25% in 2008, compared to 1.21% in 2007. Our retail postpaid churn was 0.96% in 2008, compared to 0.91% in 2007. The increases in both total and retail postpaid churn were primarily a result of customer-favorable policy changes which removed barriers to early contract termination, and an increase in the rate of disconnections for our Mobile Broadband Service.

2007 Compared to 2006

We had approximately 65.7 million total customers as of December 31, 2007, an increase of 11.3%, compared to approximately 59.1 million total customers as of December 31, 2006. Our customer base as of December 31, 2007 was 92.9% retail postpaid, 4.1% retail prepaid and 3.0% resellers. During 2007, we added approximately 6.6 million net new customers, including from acquisitions, compared to approximately 7.7 million in 2006, essentially all of which were retail customers. The decline in net customer additions was due to an increase in total churn, partially offset by an increase in gross retail prepaid customer additions.

Our total churn was 1.21% in 2007, compared to 1.17% in 2006 primarily due to an increase in disconnections of our prepaid and reseller lines. Our retail postpaid churn was 0.91% in 2007, unchanged compared to 2006.

Operating Revenue

	Year Ended December 31,			% Change
(Dollars in millions, except total service ARPU)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Service revenue	$42,635	$38,016	$32,796	12.2%	15.9%
Equipment and other	6,697	5,866	5,247	14.2%	11.8%

Total operating revenue	$49,332	$43,882	$38,043	12.4%	15.3%

Total service ARPU	$51.59	$50.96	$49.80	1.2%	2.3%

2008 Compared to 2007

Our total operating revenue increased by $5,450 million, or 12.4%, in 2008 compared to 2007 primarily due to continued strong growth in service revenue. Service revenue increased by $4,619 million, or 12.2%, in 2008 compared to 2007. The service revenue increase was primarily caused by an increase in data revenue in 2008 compared to 2007, and a 6.3 million or 9.7% increase in total customers during 2008.

Total data revenue was $10,651 million and accounted for 25.0% of service revenue in 2008, compared to $7,386 million and 19.4%, respectively, in 2007. Total data revenue continued to increase as a result of an increased number of customers using our data services, as well as increased usage of our messaging services and non-messaging services, such as Mobile Broadband, e-mail, data transport and newer location-based data services such as VZ Navigator.

Total service ARPU increased by 1.2% to $51.59 in 2008, compared to $50.96 in 2007. Retail service ARPU increased by 0.6% to $51.88 in 2008, compared to $51.57 in 2007. The increases in both total and retail service ARPU were primarily due to an increase of 30.2% in total data ARPU from $9.90 in 2007 to $12.89 in 2008, as a result of increased usage of our data services, partially offset by continued dilution of voice ARPU.

Equipment and other revenue increased by $831 million, or 14.2%, in 2008 compared to 2007, primarily as a result of an increase in the number of upgrades for data devices combined with higher average equipment revenue per device for phone devices, partially offset by lower average equipment revenue per device for data devices sold through our direct channel, in part driven by promotions during 2008. Other revenue also increased because of increased cost recovery surcharges and regulatory fees as a result of the increase in customer base combined with an increase in our cost recovery rate.

2007 Compared to 2006

Our total operating revenue increased by $5,839 million, or 15.3%, in 2007 compared to 2006, primarily due to continued strong growth in service revenue. Service revenue increased by $5,220 million, or 15.9%, in 2007 compared to 2006. The service revenue increase was primarily the result of a 6.6 million or 11.3% increase in total customers during 2007, a continued increase in data revenue and an increase in total service ARPU for 2007 compared to 2006.

Total data revenue was $7,386 million and accounted for 19.4% of service revenue in 2007, compared to $4,475 million and 13.6%, respectively, in 2006. Total data revenue continued to increase as a result of an increased number of customers using data services and increased usage of our messaging and non-messaging services, such as Mobile Broadband, e-mail and other data services.

Total service ARPU increased by 2.3% to $50.96 in 2007 compared to $49.80 in 2006. Retail service ARPU increased by 2.2% to $51.57 in 2007 compared to $50.44 in 2006. The increases in both total and retail service ARPU were primarily due to a 45.8% increase in total data ARPU from $6.79 in 2006 to $9.90 in 2007, as a result of increased usage of data services, partially offset by continued dilution of voice ARPU.

Equipment and other revenue increased by $619 million, or 11.8%, in 2007 compared to 2006, principally as a result of an increase in the number of customers upgrading their phone and data devices, partially offset by a decrease in the average equipment revenue per device, in part driven by promotions during 2007. Other revenue also increased because of increased cost recovery surcharges and regulatory fees as a result of the increase in customer base combined with an increase in our cost recovery rate.

Operating Costs and Expenses

	Year Ended December 31,			% Change
(Dollars in millions)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Cost of service	$6,015	$5,294	$4,698	13.6%	12.7%
Cost of equipment	9,705	8,162	6,793	18.9%	20.2%
Selling, general and administrative	14,220	13,477	12,039	5.5%	11.9%
Depreciation and amortization	5,405	5,154	4,913	4.9%	4.9%

Total operating costs and expenses	$35,345	$32,087	$28,443	10.2%	12.8%

2008 Compared to 2007

Cost of service. Cost of service increased by $721 million, or 13.6%, in 2008 compared to 2007, primarily due to higher wireless network costs as a result of increased network usage for voice and data services, increased use of our data services and applications, such as messaging, e-mail and VZ Navigator, increased data roaming as well as increased payments related to network-related leases as a result of an increase in the number of leased cell sites.

Cost of equipment. Cost of equipment increased by $1,543 million, or 18.9%, in 2008, compared to 2007, primarily attributable to an increase in the number of equipment upgrades by customers combined with an increase in average equipment cost per device as a result of an increase in the sale of higher-cost advanced wireless devices.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by $743 million, or 5.5%, in 2008 compared to 2007. This increase was primarily caused by an increase in sales commission expense of $302 million, primarily from an increase in equipment upgrades in our indirect channel, as well as higher advertising and promotion expense, bad debt expense and regulatory fees. The increases in selling, general and administrative expenses were partially offset by a decrease in salary and benefits related expense.

Depreciation and amortization expense. Depreciation and amortization expense increased by $251 million, or 4.9%, in 2008 compared to 2007, primarily caused by an increase in depreciable assets.

2007 Compared to 2006

Cost of service. Cost of service increased by $596 million, or 12.7%, in 2007 compared to 2006 because of higher wireless network costs in 2007, caused by increased network usage for voice and data services, increased roaming and increased use of data services and applications, such as messaging, e-mail and V CAST, partially offset by lower rates for long distance, roaming and local interconnection.

Cost of equipment. Cost of equipment increased by $1,369 million, or 20.2%, in 2007, compared to 2006, primarily attributable to an increase in the number of equipment upgrades by customers, together with an increase in the cost per device as a result of increased sales of higher-cost advanced wireless devices.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by $1,438 million, or 11.9%, in 2007 compared to 2006. This increase was primarily caused by an increase in salary and benefits expense of $641 million, resulting from an increase in employees in the sales and customer care areas, and by higher per employee salary and benefit costs. Sales commission expense in both our direct and indirect sales channels increased by $147 million in 2007 compared to 2006, primarily as a result of an increase in customer renewals and equipment upgrades. Advertising and promotion expense increased by $144 million, or 9.5%, in 2007 compared to 2006. Also contributing to the increase in selling, general and administrative expenses were higher costs associated with regulatory fees, which increased by $127 million in 2007 compared to 2006.

Depreciation and amortization expense. Depreciation and amortization expense increased by $241 million, or 4.9%, in 2007 compared to 2006, primarily caused by an increase in depreciable assets. Partially offsetting this increase in 2007 was lower amortization expense resulting from certain customer lists having become fully amortized during 2006.

Other Consolidated Results

	Year Ended December 31,			% Change
(Dollars in millions)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Interest expense, net	$(161)	$(251)	$(452)	(35.9)%	(44.5)%
Interest income and other, net	265	30	23	nm	30.4%
Provision for income taxes	(802)	(714)	(599)	12.3%	19.2%
Effective income tax rate	5.7%	6.2%	6.5%	(8.1)%	(4.6)%
Net income attributable to noncontrolling interest	263	255	251	3.1%	1.6%

nm—not meaningful

2008 Compared to 2007

Interest expense, net. Interest expense, net decreased by $90 million, or 35.9%, in 2008 compared to 2007, primarily caused by a decrease in the weighted average interest rate from 5.5% in 2007 to 3.2% in 2008 for borrowings from Verizon Communications and its affiliates, partially offset by a higher weighted-average amount of debt outstanding in 2008. The higher weighted-average amount of debt outstanding was primarily due to $9,363 million borrowed from Verizon Communications and its affiliates in connection with Auction 73 in the first half of 2008, and, to a lesser extent, borrowings during the second half of 2008 in connection with the Alltel Acquisition. See “—Liquidity and Capital Resources.” Capitalized interest for 2008 and 2007 was $329 million and $296 million, respectively, primarily relating to wireless licenses. Capitalized interest for 2008 included $267 million incurred in connection with the development of wireless licenses, primarily as a result of our acquisition of the 700 MHz spectrum in Auction 73.

Interest income and other, net. Interest income and other, net for the year ended December 31, 2008 increased by $235 million compared to 2007. The increase was primarily attributable to $219 million of interest income from our investment in Alltel’s debt obligations, together with an increase in equity in income of unconsolidated entities.

Provision for income taxes. The effective tax rate was 5.7% for 2008, compared to 6.2% for 2007. The decrease in the effective tax rate in 2008 compared to 2007 was mainly attributable to a decrease in the proportion of income earned through corporate entities compared to markets owned directly or through partnership entities.

2007 Compared to 2006

Interest expense, net. Interest expense, net decreased by $201 million, or 44.5%, in 2007 compared to 2006. This decrease was primarily due to a decrease in the average outstanding affiliate debt for 2007, compared to the average outstanding affiliate debt for 2006, partially offset by a decrease in capitalized interest for wireless licenses. Capitalized interest for 2007 and 2006 was $296 million and $318 million, respectively, primarily relating to wireless licenses. See “—Liquidity and Capital Resources.”

Interest income and other, net. Interest income and other, net for the year ended December 31, 2007 increased by $7 million, or 30.4%, compared to 2006. The change was mainly attributable to an increase in equity in income of unconsolidated entities.

Provision for income taxes. The effective tax rate was 6.2% for 2007, compared to 6.5% for 2006. The decrease in the effective tax rate in 2007 compared to 2006 was mainly attributable to a decrease in the proportion of income earned through corporate entities compared to markets owned directly or through partnership entities.

Cumulative Effect of Accounting Change

On January 1, 2006, we adopted a new accounting pronouncement regarding share-based compensation and recorded a $124 million cumulative effect of accounting change to recognize the effect of initially measuring the outstanding liability for Value Appreciation Rights, or “VARs,” granted under the 2000 Verizon Wireless Long-Term Incentive Plan at fair value utilizing a Black-Scholes model.

Liquidity and Capital Resources

Historically, we have funded our operations and other cash requirements utilizing internally generated funds and intercompany and external borrowings, and we expect to rely on a combination of these sources to fund ongoing capital expenditures, investments in licenses or operating markets, distributions to our Partners and debt service needs. Sources of future intercompany and external financing requirements may include a combination of debt financing provided through intercompany debt facilities with Verizon Communications and its affiliates, borrowings from banks, or debt issued in private placements or in the public markets.

As of June 30, 2009, we had total debt of approximately $32.5 billion. We completed approximately $21.6 billion of new external financing in the first half of 2009, including the issuance of approximately $12.4 billion of additional debt under the Acquisition Bridge Facility, which we repaid in full prior to the date of this prospectus using cash generated from operations and the net proceeds from the sale of the February 2009 Notes, the May 2009 Notes and the Put/Call Notes. We completed approximately $17.9 billion of new external financing in 2008, of which $10.5 billion was still outstanding as of June 30, 2009, including the issuance of approximately $5.9 billion of 2008 Notes during the fourth quarter of 2008. In addition, we assumed approximately $2.3 billion of debt of Alltel and its subsidiaries that remained outstanding following the closing of the Alltel Acquisition and repayments of Alltel debt through June 30, 2009. We also have borrowing capacity under a fixed rate promissory note with an affiliate that permits us to borrow, repay and re-borrow from time to time up to a stated maximum principal amount. This note provides daily liquidity, which has historically allowed us to maintain low cash balances.” See “—Sources of Funds.”

We believe that internally generated funds will be sufficient to fund anticipated capital expenditures, distributions, including the supplemental tax distributions described in “—Distributions,” and interest payments on our debt for at least the next 12 months. Internally generated funds may not be sufficient to repay the principal on our debt when due, or to pay additional distributions to our Partners, if declared, and, as a result, we may need to obtain cash from other sources.

We are exposed to changes in interest rates, primarily on our short-term debt and the portion of long-term debt that carries floating interest rates. As of June 30, 2009, a substantial portion of our currently outstanding debt consisted of floating rate indebtedness. Additionally, the interest rate on our outstanding borrowings under the Three-Year Term Facility could be affected by changes to our credit ratings.

The disruption in the global financial markets during the second half of 2008 affected some of the financial institutions with which we do business. A further sustained decline in the stability of financial institutions could affect our access to financing. In addition, if the national or global economy or credit market conditions in general were to deteriorate further, it is possible that such changes could adversely affect our cash flows through increased interest costs or our ability to obtain external financing or to refinance our existing indebtedness. See “—Debt Service” and “Risk Factors—Risks Related to Our Business—If we are unable to refinance our debt, including as a result of further deterioration in the financial markets or otherwise, we may be unable to meet our liquidity needs, including scheduled payments of interest or principal.”

Additionally, if economic conditions worsen or our cash flows from operations decline, our liquidity could be adversely affected. See “Risk Factors—Risks Related to Our Business.”

The following table summarizes our net increase in cash for the periods presented:

	Six Months Ended June 30,		Year Ended December 31,
(Dollars in millions)	2009	2008	2008	2007	2006
Net cash provided by operating activities	$10,418	$8,852	$18,147	$16,158	$14,544
Net cash used in investing activities	(8,392)	(17,779)	(22,079)	(7,023)	(9,587)
Net cash (used in) provided by financing activities	(10,704)	8,972	12,751	(9,110)	(4,902)

(Decrease) increase in cash	$(8,678)	$45	$8,819	$25	$55

Cash Flows Provided by Operating Activities

Historically, our primary source of funds is cash provided by operations. Net cash provided by operating activities for the six months ended June 30, 2009 increased by $1,566 million, or 17.7%, compared to the similar period in 2008. The increase in net cash provided by operating activities was primarily due to an increase in operating income in part due to the Alltel Acquisition. Partially offsetting the increase in net cash provided by operating activities were payments totaling $508 million to settle the acquired Alltel interest rate swaps. See “—Interest Rate Risk—Alltel Interest Rate Swaps.”

For each of the years ended December 31, 2008, 2007 and 2006, the increase in cash flows from operating activities compared to the corresponding prior year was primarily due to increases in operating income, partially offset by changes in working capital.

Cash Flows Used in Investing Activities

For the six months ended June 30, 2009, our primary use of cash in investing activities was our acquisition of the equity of Alltel for cash consideration of $4,881 million, net of cash acquired from Alltel. See “—Recent Developments.” Additionally, our other investing activities also included $67 million of cash received with respect to our funds held in a money market fund managed by a third party that is in the process of being liquidated.

Our primary ongoing use of cash for investing activities is for capital expenditures, which facilitate the introduction of new products and services, enhance responsiveness to competitive challenges and increase the operating efficiency and productivity of our wireless network. We are directing our capital expenditures primarily toward increasing the capacity and expanding the footprint of our wireless EV-DO network, activities related to the integration of Alltel, as well as maintenance and support. We invested $3,334 million in capital expenditures for the six months ended June 30, 2009 compared to $3,250 million for the similar period in 2008. Capital expenditures for the years ended December 31, 2008, 2007 and 2006 were $6,510 million, $6,503 million and $6,618 million, respectively.

In 2008, we invested $9,363 million to acquire twenty-five 12 MHz licenses in the A block, seventy-seven 12 MHz licenses in the B Block and seven 22 MHz (nationwide, except Alaska) licenses in the C block resulting from participation in the FCC’s Auction 73. On August 7, 2008, we completed our acquisition of Rural Cellular for cash consideration of $914 million, net of cash acquired from Rural Cellular and cash acquired after an exchange transaction with another carrier to complete the required divestiture of certain markets. On June 10, 2008, in connection with the agreement to acquire Alltel, we purchased from third parties $4,985 million aggregate principal amount of debt obligations of certain subsidiaries of Alltel for $4,766 million plus accrued interest. Our other investing activities for 2008 included $126 million of our funds held in a money market fund managed by a third party that is in the process of being liquidated.

In 2007, we invested $180 million to purchase several wireless properties and licenses. In 2006, we invested $2,809 million to acquire thirteen 20 MHz licenses in connection with the FCC Advanced Wireless Services, or “AWS,” auction and $57 million to acquire other wireless properties.

We expect that our capital expenditures will continue to be substantial as we continue to expand and upgrade our wireless network and develop and deploy our fourth generation, or “4G,” mobile broadband network using LTE technology. In addition to capital expenditures, we expect, from time to time, to acquire additional wireless spectrum in a limited number of markets through participation in the FCC’s wireless spectrum auctions and in the secondary market, as spectrum capacity is needed to support expanding data applications and a growing customer base. We also expect, from time to time, to acquire operating markets and spectrum in geographic areas where we do not currently operate.

Exclusive of any initial capital expenditures related to the integration of Alltel, we expect that after the integration of the Alltel network we will experience lower capital expenditures than we and Alltel would have incurred separately due to the achievement of greater volume discounts from vendors based on combined purchasing amounts, as well as the elimination of the purchasing of duplicate network assets in combined coverage areas.

Cash Flows (Used in) Provided by Financing Activities

Net cash used in financing activities for the six months ended June 30, 2009 was $10,704 million, compared with net cash provided by financing activities of $8,972 million in the similar period in 2008. Cash flows used in financing activities during the six months ended June 30, 2009 primarily included repayments of $16,582 million of assumed Alltel debt, net repayments of existing intercompany debt of $1,288 million and distributions to our Partners of $1,427 million. Net proceeds from borrowings during the six months ended June 30, 2009 were approximately $9,223, and included $4,225 million from the issuance of the February 2009 Notes, $3,998 million from the issuance of the May 2009 Notes and $1,000 million from the issuance of the Put/Call Notes. During the six months ended June 30, 2009, we also borrowed approximately $12,350 million under the Acquisition Bridge Facility and repaid the entire amount borrowed thereunder using proceeds from the issuance of the February 2009 Notes, the May 2009 Notes and the Put/Call Notes, and operating cash flows. See “—Sources of Funds.”

Other, net financing activities for the six months ended June 30, 2009 primarily included approximately $247 million to increase our ownership interest in several non-wholly-owned partnerships acquired in connection with the Alltel Acquisition and $271 million of issuance costs primarily related to the Acquisition Bridge Facility.

Net cash provided by financing activities for 2008 was $12,751 million and principally consisted of proceeds from borrowings of $9,363 million from Verizon Communications and its affiliates in connection with Auction 73, and $10,324 million of borrowings from external lenders for the purchase of Alltel’s debt obligations, the purchase of Rural Cellular and subsequent repayment of Rural Cellular debt and the financing of a portion of the purchase price of the Alltel Acquisition, which closed on January 9, 2009. See “—Sources of Funds.” Cash flows used in financing activities in 2008 primarily included the net repayment of $3,584 million of affiliate debt, the repayment of $1,505 million of the acquired Rural Cellular debt and distributions of $1,529 million to our Partners.

Net cash used in financing activities in 2007 consisted primarily of net repayments of $6,964 million of affiliate debt and distributions of $1,918 million to our Partners.

Net cash used in financing activities in 2006 consisted primarily of a repayment of $2,500 million for our 5.375% fixed rate notes that matured on December 15, 2006, using proceeds from our $2,500 million affiliate fixed rate note, distributions of $1,260 million to our Partners and net repayments of $901 million of affiliate debt.

We have borrowing capacity under a fixed rate promissory note with an affiliate that permits us to borrow, repay and re-borrow from time to time up to a stated maximum principal amount. This note provides daily liquidity, which has historically allowed us to maintain low cash balances. See “—Sources of Funds.”

In November 2008, Moody’s Investors Services, or “Moody’s,” assigned an issuer rating of “A2” to us with a negative outlook and Fitch Ratings assigned an “A” Issuer Default Rating to us with a stable outlook. Co-incidental with their issuance, Standard & Poor’s Ratings Services, or “S&P,” assigned an Issue Rating of “A” to each series of the old notes.

While we do not presently anticipate a ratings downgrade, the three primary rating agencies have identified potential circumstances which they believe could result in a ratings downgrade for the Partnership in the future, including sustained leverage levels as a result of: (i) diminished wireless operating performance as a result of a weakening economy and competitive pressures; and (ii) failure to achieve significant synergies in the Alltel integration. A downgrade in our credit rating would increase our cost of obtaining financing, and could affect the amounts of indebtedness and types of financing structures and debt that may be available to us. Additionally, the interest rate on our outstanding borrowings under the Three-Year Term Facility could be affected by changes to our credit ratings. See “—Debt Service” and “Risk Factors—Risks Related to Our Business—We may not maintain an investment-grade credit rating.”

Our Three-Year Term Facility, which is described below, contains covenants that are typical for large, investment-grade companies. These covenants include requirements to pay interest and principal in a timely fashion, to pay taxes, to maintain insurance with responsible and reputable insurance companies, to keep appropriate books and records of financial transactions, to maintain our properties, to provide financial and other reports to our lenders, to limit pledging and disposition of assets and mergers and consolidations and other similar covenants. See “Description of Certain Indebtedness—Three-Year Term Facility.”

In addition, we are required to maintain on the last day of any period of four fiscal quarters a leverage ratio of debt to earnings before interest, taxes, depreciation, amortization and other adjustments, which we refer to as “EBITDA,” as defined in the Three-Year Term Facility, not in excess of 3.25 to 1.0 for such period. At June 30, 2009, the leverage ratio was 1.5 to 1.0.

Each of the promissory notes we signed with Verizon Financial Services LLC, or “VFSL,” a wholly-owned subsidiary of Verizon Communications, which are described below, contains covenants that limit our ability to merge with another entity and dispose of our assets, and contains customary events of default, including non-payment of principal or interest, breach of covenants, certain bankruptcy events, cross-default to other debt owed to VFSL and its affiliates and cross-acceleration to other material debt. In addition, the loss of Verizon Communications’ power to appoint a majority of Verizon Wireless’ board of representatives and, subject to certain exceptions, the incurrence of additional indebtedness by us will constitute an event of default. See “Description of Certain Indebtedness—Promissory Notes.”

As of June 30, 2009, we were in compliance with all of our debt covenants.

Cash Requirements

We anticipate that our cash requirements in the near term will principally relate to debt service requirements, capital expenditures, acquisitions of operating markets or licenses, distributions to our Partners and other general corporate expenditures. We expect to fund our future cash and debt service requirements from a variety of sources. See “—Sources of Funds.”

Debt Service

As of June 30, 2009, we had approximately $32.5 billion of total indebtedness, which includes approximately $11.7 billion of short-term debt, including current maturities but excluding net intercompany receivables. As of June 30, 2009, our principal debt obligations consisted of approximately $22.1 billion of external debt and approximately $10.5 billion of borrowings from Verizon Communications and its affiliates. See “—Sources of Funds” below for interest rates and maturity of debt borrowed from third parties and affiliates.

The amount of cash that we need to service our debt substantially increased with the acquisition of Alltel. Our ability to make payments on our debt will depend largely upon our cash balances and future operating performance. See “—Cash Flows (Used in) Provided by Financing Activities” and “Risk Factors—Risks Related to Our Business—We may not maintain an investment-grade credit rating.” The debt securities of the Partnership continue to be accorded high ratings by the three primary rating agencies. Furthermore, future interest payments may vary from our historical results due to changes in outstanding debt levels, changes in our or Verizon Communications’ credit ratings and changes in market conditions. See “Risk Factors—Risks Related to Our Business—To service our debt and fund our anticipated capital expenditures, we will require a significant amount of cash, which may not be available to us” and “—Qualitative and Quantitative Disclosures about Market Risks.”

Sources of Funds

We expect to fund our future cash requirements from a variety of sources, including a combination of debt financing provided through borrowings from banks or debt issued in private placements or in the public markets, and borrowings from Verizon Communications and its affiliates. We believe that internally generated funds will be sufficient to fund anticipated capital expenditures, distributions to our Partners, including the supplemental tax distributions described in “Distributions,” and interest payments on our debt, including the interest payments on the additional debt that we incurred in connection with the consummation of the Alltel Acquisition, for at least the next 12 months. To the extent that internally generated funds are not sufficient to also repay the principal on our debt when due, or to pay additional distributions to our Partners, we expect to refinance our debt with new debt financings from other sources, including private placements, bank borrowings, affiliate borrowings or borrowings in the public markets. See “Risk Factors—Risks Related to Our Business.”

The following borrowings are payable to external lenders:

The Put/Call Notes. On June 25, 2009, we issued $1,000 million in aggregate principal amount of our floating rate Put/Call Notes due 2011. Commencing on December 27, 2009 and on each quarterly interest payment date thereafter, both the holders of the Put/Call Notes and the Partnership have the right to require settlement of all or a portion of these notes at par. We used the net proceeds from the sale of these notes to repay a portion of the borrowings then outstanding under the Acquisition Bridge Facility. The outstanding principal amount of the Put/Call Notes as of June 30, 2009 was $1,000 million.

The May 2009 Notes. On May 22, 2009, we and Verizon Wireless Capital LLC co-issued $1,250 million aggregate principal amount of old floating rate notes due 2011 and $2,750 million aggregate principal amount of old 3.75% notes due 2011. We used the net proceeds from the sale of these notes to repay a portion of the borrowings then outstanding under the Acquisition Bridge Facility. The outstanding principal amount of the May 2009 Notes as of June 30, 2009 was $4,000 million.

The February 2009 Notes. On February 4, 2009, we and Verizon Wireless Capital LLC co-issued $750 million aggregate principal amount of old 5.25% notes due 2012 and $3,500 million aggregate principal amount of old 5.55% notes due 2014. We used the net proceeds from the sale of these notes to repay a portion of the borrowings then outstanding under the Acquisition Bridge Facility. The outstanding principal amount of the February 2009 Notes as of June 30, 2009 was $4,250 million.

The December 2008 Notes. On December 18, 2008, we and Verizon Wireless Capital LLC co-issued €650 million aggregate principal amount of 7.625% notes due 2011, €500 million aggregate principal amount of 8.750% notes due 2015 and £600 million aggregate principal amount of 8.875% notes due 2018, or approximately $2.4 billion aggregate principal amount. We used the net proceeds from the sale of these notes to pay a portion of the Alltel Purchase Price. Concurrent with the offering of the December 2008 Notes, we entered into cross-currency swaps to fix our future interest and principal payments in U.S. dollars and exchanged the proceeds of the December 2008 Notes from pounds sterling and euro into $2,425 million in U.S. dollars. See “—Qualitative and Quantitative Disclosures about Market Risks—Foreign Currency Risk.” The outstanding principal amounts of the December 2008 Notes as of June 30, 2009 were €1,150 million and £600 million.

The November 2008 Notes. On November 21, 2008, we and Verizon Wireless Capital LLC co-issued $1,250 million aggregate principal amount of old 7.375% notes due 2013 and $2,250 million aggregate principal amount of old 8.50% notes due 2018. We used the net proceeds from the sale of these notes to pay a portion of the Alltel Purchase Price. The outstanding principal amount of the November 2008 Notes as of June 30, 2009 was $3,500 million.

Three-Year Term Facility. On September 30, 2008, we and Verizon Wireless Capital LLC, as the borrowers, entered into the $4,440 million Three-Year Term Facility with Citibank, N.A., as Administrative Agent. The Three-Year Term Facility has a maturity date of September 30, 2011. We borrowed $4,440 million under the Three-Year Term Facility in order to repay a portion of the Credit Agreement, which is described below. Of the $4,440 million, $444 million must be repaid at the end of the first year, $1,998 million at the end of the second year, and $1,998 million upon final maturity. Interest on borrowings under the Three-Year Term Facility is calculated based on LIBOR for the applicable period and a margin that is determined by reference to our long-term credit rating issued by S&P and Moody’s, if Moody’s subsequently determines to provide a credit rating for the Three-Year Term Facility. Borrowings under the Three-Year Term Facility currently bear interest at a variable rate based on LIBOR plus 1.0%. Outstanding borrowings under the Three-Year Term Facility as of June 30, 2009 were $4,440 million. On August 28, 2009, we repaid $444 million using cash generated from operations, reducing the total outstanding borrowings under the Three-Year Term Facility to $3,996 million.

The following borrowings have been paid in full:

Acquisition Bridge Facility. On December 19, 2008, we and Verizon Wireless Capital LLC, as the borrowers, entered into the $17.0 billion Acquisition Bridge Facility with Bank of America, N.A., as Administrative Agent. The Acquisition Bridge Facility had a maturity date of January 8, 2010. On December 31, 2008, the Acquisition Bridge Facility was reduced to $12.5 billion. On January 9, 2009, immediately prior to the consummation of the Alltel Acquisition, we borrowed $12,350 million under the Acquisition Bridge Facility in order to fund a portion of the Alltel Purchase Price, and the remaining commitments under the Acquisition Bridge Facility were terminated. Interest on borrowings under the Acquisition Bridge Facility was calculated based on LIBOR for the applicable period and a margin that was determined by reference to our long-term credit rating issued by S&P. Prior to the date of this prospectus, we used cash generated from operations and the net proceeds from the sale of the February 2009 Notes, the May 2009 Notes and the Put/Call Notes to repay all of the $12,350 million of borrowings under the Acquisition Bridge Facility. The Acquisition Bridge Facility has been paid in full as of June 30, 2009, and the commitments under the Acquisition Bridge Facility have been terminated.

Credit Agreement. On June 5, 2008, we, as borrower, entered into the $7,550 million Credit Agreement with Morgan Stanley Senior Funding Inc., as Administrative Agent, which we refer to as the “Credit Agreement.” The Credit Agreement had a maturity date of June 4, 2009 and included a $4,800 million term facility and a $2,750 million delayed draw facility. On June 10, 2008, we borrowed $4,795 million under the term facility to purchase the Acquired Alltel Debt and pay fees and expenses incurred in connection therewith, and in August and September 2008, we borrowed an aggregate of $2,750 million under the delayed draw facility to finance the acquisition of Rural Cellular, repay outstanding indebtedness of Rural Cellular and its subsidiaries and pay fees and expenses in connection therewith. Borrowings under the Credit Agreement bore interest at a variable rate based on LIBOR plus 0.75%. During 2008, we repaid $4,440 million using borrowings from the Three-Year Term Facility. See “—Three-Year Term Facility” above. The remainder of the borrowings under the Credit Agreement was also repaid during 2008 using cash generated from operations.

$2,500 Million 5.375% Notes. In December 2001, we and Verizon Wireless Capital LLC co-issued a private placement of $2,500 million fixed rate notes, maturing in December 2006, which we refer to as the “2006 Notes.” On December 15, 2006, we repaid the 2006 Notes with proceeds obtained through the $2,500 million fixed rate note, described below.

All of the following borrowings are or were payable to VFSL:

Auction 73 Floating Rate Promissory Note. On March 31, 2008, we signed a floating rate promissory note that permitted us to borrow up to a maximum principal amount of $9,363 million, with a maturity date of March 31, 2010. Amounts outstanding under this note bear interest at a rate per annum equal to one-month LIBOR plus 0.28% for each interest period, with the interest rate being adjusted on the first business day of each month. This note can be repaid at any time prior to the maturity date without penalty. Amounts repaid cannot be re-borrowed. Proceeds from the note were used to fund our acquisition of wireless spectrum licenses pursuant to the FCC’s Auction 73. Borrowings under this note as of June 30, 2009 were $9,363 million. Through September 30, 2009, we repaid $1,615 million of the borrowings under this note using cash generated from operations, reducing the outstanding balance as of September 30, 2009 to $7,748 million.

$2,500 Million Fixed Rate Note. On December 15, 2006, we signed a fixed rate promissory note in the amount of $2,500 million, due on December 15, 2008. Amounts borrowed under this note bore interest at a rate of 5.3% per annum. Borrowings under this note were used to repay the 2006 Notes. On May 30, 2008, we repaid this note.

$2,431 Million Floating Rate Note. On September 1, 2005, we signed a floating rate promissory note in the amount of $2,431 million due on August 1, 2009. Amounts borrowed under this note bore interest at a rate per annum equal to one-month LIBOR plus 0.20% for each interest period, with the interest rate being adjusted on the first business day of each month. This note was effective as of July 1, 2005, and replaced a prior $2,431 million term note due in 2009. During the second quarter of 2009, we repaid $1,014 million of the borrowings under this note using cash flows from operations, reducing the outstanding borrowings under this note to $917 million as of June 30, 2009. Through July 28, 2009, we used cash generated from operations to repay all of the remaining borrowings under this note. No borrowings remained outstanding under this note as of the maturity date of August 1, 2009.

$750 Million Fixed Rate Note. On September 1, 2005, we signed a fixed rate promissory note that permitted us to borrow, repay and re-borrow from time to time up to a maximum principal amount of $9,000 million, with a maturity date of August 1, 2009. This note was effective as of July 1, 2005 and replaced a prior demand note. Outstanding borrowings under this note were $182 million as of June 30, 2009. On July 30, 2009, we and VFSL amended certain provisions of this note including changing the maximum principal amount that we can borrow, repay and re-borrow from time to time to $750 million and extending the term to August 1, 2010. Amounts borrowed under this note bear interest at a rate of 5.8% per annum. There were no borrowings outstanding under this note as of September 30, 2009.

$6,500 Million Promissory Note. On February 18, 2005, we signed a floating rate promissory note, which permitted us to borrow, repay and re-borrow from time to time up to a maximum principal amount of $6,500 million with a maturity date of February 22, 2008. Amounts borrowed under this note bore interest at a rate per annum equal to one-month LIBOR plus 0.20% for each interest period, with the interest rate being adjusted on the first business day of each month. On February 22, 2008, we repaid this note.

The following borrowings by Alltel and its subsidiaries remained payable to external lenders after completion of the Alltel Acquisition and the repayment or redemption of indebtedness through June 30, 2009:

Alltel Corporation Notes. Pursuant to an indenture dated January 1, 1987 between Alltel and Ameritrust Company National Association as trustee, Alltel issued the following series of notes to third parties: in 1993, $200 million aggregate principal amount of 6.50% notes due 2013; in 1996, $300 million aggregate principal amount of 7.00% notes due 2016; in 1999, $300 million aggregate principal amount of 6.80% notes due 2029; in 2002, $800 million aggregate principal amount of 7.00% notes due 2012 and $700 million aggregate principal amount of 7.875% notes due 2032 (collectively, the “Alltel Corporation Notes”). The Alltel Corporation Notes are not guaranteed by any subsidiary of Alltel and are unsecured. As of June 30, 2009, $2,300 million aggregate principal amount of Alltel Corporation Notes was outstanding and held by third parties.

Senior PIK Toggle Notes. On December 3, 2007, Alltel Communications and Alltel Communications Finance co-issued $1,000 million aggregate principal amount of Senior PIK Toggle Notes under an indenture dated December 3, 2007 among Alltel Communications, Alltel Communications Finance, Alltel, as guarantor, the other guarantors party thereto and Wells Fargo Bank, National Association, as trustee. The Senior PIK Toggle Notes are no longer guaranteed by Alltel or any subsidiary of Alltel, and are unsecured. Upon the closing of the Alltel Acquisition, we acquired $810 million aggregate principal amount of the Senior PIK Toggle Notes at a price of $827 million, which is equal to 101% of the aggregate principal amount of such debt plus accrued interest. These notes were subsequently cancelled on April 3, 2009. Of the remaining amounts outstanding to third parties, $155 million aggregate principal amount of Senior PIK Toggle Notes was tendered and redeemed under the terms of a tender offer that was completed on March 20, 2009 for total consideration of $191 million paid to tendering noteholders, which is equal to 120% of the aggregate principal amount of such debt plus accrued interest. As of June 30, 2009, $35 million aggregate principal amount of Senior PIK Toggle Notes was held by third parties.

Distributions

As required under the Partnership Agreement, we paid the following tax distributions to our Partners for the following periods:

(Dollars in millions)
Period Paid	Distribution Measurement Period	Distribution Amount
August 2009(1)	April through June 30, 2009	$969
May 2009	January through March 31, 2009	$535
February 2009	October through December 31, 2008	$336
April 2009(2)	July through September 30, 2008	$556
August 2008	April through June 30, 2008	$487
May 2008	January through March 31, 2008	$471
February 2008	October through December 31, 2007	$571
November 2007	July through September 30, 2007	$438
August 2007	April through June 30, 2007	$499
May 2007	January through March 31, 2007	$511
February 2007	October through December 31, 2006	$470
November 2006	July through September 30, 2006	$467
August 2006	April through June 30, 2006	$193
May 2006	January through March 31, 2006	$308
February 2006	October through December 31, 2005	$292

(1)	On August 14, 2009, we made an aggregate tax distribution to our Partners of $691 million for the quarter ending June 30, 2009, as well as a supplemental tax distribution to our Partners in the aggregate amount of $278 million.
(2)	In November 2008, we provided our Partners with the customary calculation of the aggregate tax distribution of $556 million for the quarter ending September 30, 2008. With respect to this tax distribution, however, Verizon Communications and Vodafone agreed to defer payment until the first to occur of either distribution by us or the passage of five business days after receipt of a written request for distribution delivered to us by Vodafone or Verizon Communications. On April 23, 2009, we made payment of the deferred distribution in full (without interest, premium or other adjustment) of the applicable amounts to our Partners.

Additionally, our Partners have directed us to make the following supplemental tax distributions to them, subject to our board of representatives’ right to reconsider these distributions based on significant changes in overall business and financial conditions:

•

A supplemental tax distribution in the amount of $125 million to Vodafone and $153 million to Verizon Communications will be paid on the November 2009 established regular quarterly tax distribution date.

•

Three subsequent annual supplemental tax distributions in the amount of $300 million to Vodafone and $367 million to Verizon Communications in each of 2010, 2011 and 2012 will be paid in equal quarterly installments during each of those years on the same dates that the established regular quarterly tax distributions are made—that is, $75 million to Vodafone and $92 million to Verizon Communications on the established regular tax distribution dates in February, May, August and November of 2010, 2011 and 2012.

See “Certain Relationships and Related Person Transactions—Partnership Agreement—Distributions.”

Contractual Obligations and Commercial Commitments

The following table provides a summary of our contractual obligations and commercial commitments as of December 31, 2008:

	Payments Due By Period
(Dollars in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations(1)(2)	$26,462	$3,678	$15,371	$830	$6,583
Operating lease obligations	4,415	1,024	1,505	829	1,057

Total contractual obligations	$30,877	$4,702	$16,876	$1,659	$7,640

(1)	Debt payments in the table include principal and interest. We have estimated the amount of interest we are committed to pay in the future based on the interest rates as of December 31, 2008.
(2)	The preceding table includes current maturities of long-term debt, but does not include long-term debt obligations issued subsequent to December 31, 2008, including the Put/Call Notes, the May 2009 Notes and the February 2009 Notes, or indebtedness of Alltel to third-party lenders which was acquired subsequent to December 31, 2008. As of the date of this prospectus, the outstanding aggregate principal amount of the Put/Call Notes, the May 2009 Notes and the February 2009 Notes was $1,000, $4,000 and $4,250, respectively. As of the date of this prospectus, the outstanding aggregate principal amount of indebtedness of Alltel to third-party lenders was $2,335. As of December 31, 2008, there were no short-term debt obligations outstanding.

The following table provides a summary of our contractual obligations and commercial commitments as of June 30, 2009:

	Payments Due By Period
(Dollars in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations(1)(2)	$39,346	$13,035	$12,276	$6,268	$7,767
Operating lease obligations	5,302	1,043	2,646	839	774

Total contractual obligations	$44,648	$14,078	$14,922	$7,107	$8,541

(1)	Debt payments in the table include principal and interest. We have estimated the amount of interest we are committed to pay in the future based on the interest rates as of June 30, 2009.
(2)	The preceding table includes current maturities of long-term debt.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Inflation

We do not believe that inflation has had a material adverse impact on our business or operating results during the periods presented.

Qualitative and Quantitative Disclosures about Market Risks

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations. We employ risk management strategies which may include the use of a variety of derivatives, including cross-currency swaps and interest rate swap agreements. We do not hold derivatives for trading purposes.

It is our general policy to enter into interest rate and foreign currency derivative transactions only to the extent necessary to achieve our desired objectives in limiting our exposure to the various market risks. Our objectives include maintaining a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters and to protect against earnings and cash flow volatility resulting from changes in market conditions. We do not hedge our market risk exposure in a manner that would completely eliminate the effect of changes in interest rates and foreign exchange rates on our earnings. We do not expect that our net income, liquidity and cash flows will be materially affected by these risk management strategies.

Interest Rate Risk

Our primary market risk relates to changes in interest rates, which could affect results of operations. As of June 30, 2009, we had approximately $17.0 billion of aggregate floating rate debt outstanding. A change in the interest rate of 1.0% would change annual interest expense by approximately $170 million.

Alltel Interest Rate Swaps

As a result of the Alltel Acquisition, we acquired seven interest rate swap agreements with a notional value of $9.5 billion that paid fixed and received variable rates based on three-month and one-month LIBOR with maturities ranging from 2009 to 2013. As of June 30, 2009, we have settled all of these agreements using cash generated from operations. Prior to settlement, changes in the fair value of these swaps were recorded in earnings. The gain recognized upon settlement in the condensed consolidated statements of income of the Partnership was not significant.

Foreign Currency Risk

During 2008, we entered into cross-currency swaps designated as cash flow hedges to exchange approximately $2.4 billion of the net proceeds from the sale of the December 2008 Notes from pounds sterling and euros into U.S. dollars, to fix our future interest and principal payments in U.S. dollars as well as mitigate the impact of foreign currency transaction gains or losses. We record these contracts at fair value and any gains or losses on these contracts will, over time, offset the gains or losses on the underlying debt obligations. As of June 30, 2009, the fair values of the cross-currency swaps were $302 million in an asset position and are included in Deferred charges and other assets, net in the condensed consolidated balance sheets. For the six months ended June 30, 2009, a pretax gain of $297 million on the cross-currency swaps has been recognized in Other comprehensive income, of which $119 million was reclassified from Accumulated other comprehensive income to Interest income and other, net to offset the related foreign-currency transaction loss on the underlying debt obligation.

Critical Accounting Policies and Estimates and Recent Accounting Pronouncements

Critical Accounting Policies and Estimates

A summary of the critical accounting estimates used in preparing our financial statements is as follows:

Revenue Recognition and Allowance for Doubtful Accounts

We recognize service revenue based upon access to the network (access revenue) and usage of the network (airtime/usage revenue), net of credits and adjustments for service discounts. We are required to make estimates for service revenue earned but not billed at the end of each reporting period. These estimates are based primarily upon historical billed minutes. Changes in the conditions used to make these estimates could have a significant impact on our results of operations.

We maintain allowances for uncollectible accounts receivable for estimated losses resulting from the inability of our customers to make required payments. We base our estimates on our historical net write-off experience taking into account general economic factors and current collection trends which may impact the collectability of accounts receivable. If our actual future write-offs increase above our historical levels, then we may need to provide additional allowances.

Intangible Assets

Our principal intangible assets are wireless licenses which provide us with the exclusive right to utilize certain radiofrequency spectrum to provide wireless communication services. The carrying value of our wireless licenses was approximately $72 billion as of June 30, 2009. There are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. As a result, our wireless licenses are treated as an indefinite life intangible asset and, therefore, are not amortized but rather are tested for impairment at least annually.

We perform our annual impairment test as of December 15 each year and aggregate our wireless licenses into one single unit of accounting. We consider on a periodic basis whether events have changed which would require an updated impairment test. We aggregate our wireless licenses into one single unit of accounting for impairment testing purposes because we are a nationwide provider of wireless services and utilize our wireless licenses on an integrated basis as part of our nationwide wireless network. Our impairment test consists of comparing the estimated fair value of our wireless licenses to their aggregated carrying amount as of the test date. If the estimated fair value of our wireless licenses is less than the aggregated carrying amount of the wireless licenses, then an impairment charge is recognized. Our annual impairment tests for 2008, 2007 and 2006 did not result in any impairment charge.

We estimate the fair value of our wireless licenses using a direct income-based valuation approach. This approach uses discounted cash flow analyses to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. As a result, we are required to make significant estimates about future cash flows specifically associated with our wireless licenses, the appropriate discount rate based on the risk associated with those estimated cash flows, and the assumed terminal value growth rates. We consider current and expected future economic conditions, current and expected availability of wireless network technology and infrastructure and related equipment and the costs thereof, as well as other relevant factors in estimating future cash flows. The discount rate represents our estimate of the weighted average cost of capital (or expected return) that a marketplace participant would require as of the valuation date. We develop the discount rate based on our consideration of the cost of debt and equity of a group of guideline companies as of the valuation date. Accordingly, our discount rate incorporates our estimate of the expected return a marketplace participant would require as of the valuation date, including the risk premium associated with the current and expected economic conditions as of the valuation date. The terminal value growth rate represents our estimate of the marketplace’s long-term growth rate.

We believe our estimates and assumptions are reasonable and represent appropriate marketplace considerations as of the valuation date. We do not believe that reasonably likely adverse changes in our assumptions and estimates would result in an impairment charge as of our latest impairment testing date. However, if there is a substantial and sustained adverse decline in the operating profitability of the wireless service industry, we could have impairment charges in future years. Any such impairment charge could be material to our results of operations and financial condition.

In connection with the Rural Cellular Acquisition, we preliminarily recorded goodwill of $955 million. In connection with the Alltel Acquisition, we preliminarily recorded goodwill of $16,085 million. The balance of goodwill is also periodically evaluated for impairment. This evaluation of impairment will be based primarily on a discounted cash flow model that includes estimates of future cash flows. There is inherent subjectivity involved in estimating future cash flows, which can have a material impact on whether there is an impairment, and if so, the amount of any potential impairment.

Plant, Property and Equipment, Net

Our plant, property and equipment, net balance represents an important component of our total assets. We depreciate our plant, property and equipment, net on a straight-line basis over the estimated useful lives of the assets. As a result of changes in our technology and/or other changes in circumstances, including industry conditions and competitive factors in the markets where we operate, we periodically evaluate the useful lives of our network assets. Changes in the remaining useful lives can have a significant impact on asset balances and depreciation expense.

Long-Term Incentive Plans

Under the 2000 Verizon Wireless Long-Term Incentive Plan, we granted VARs to eligible employees. VARs are classified as liability awards because, upon exercise by the employee, the difference between the VARs’ price on the date of grant and the VARs’ price on the date of exercise, less applicable taxes, is paid in cash. The VAR award liability is measured at its fair value at the end of each reporting period. We estimate the fair value of VARs granted using a Black-Scholes option valuation model. This model requires the input of subjective assumptions, including, but not limited to, the VARs’ price on the date of the grant, the expected term of the VARs and the expected volatility of the VARs over the life of the grant. All VARs are granted at a price equal to the estimated fair value of the Partnership, as defined in the plan, at the date of the grant. We employ the income approach, a standard valuation technique, to arrive at the fair value of the Partnership on a quarterly basis using publicly available information. The income approach uses estimated future net cash flows discounted at market rates of return to arrive at an indication of fair value, as defined in the plan. The expected term of the VARs granted is estimated using a combination of the simplified method, historical experience, and management judgment. Expected volatility is based on a blend of the historical and implied volatility of publicly traded peer companies for a period equal to the VARs’ expected life, ending on the measurement date, and calculated on a monthly basis. Changes in these assumptions can have a significant impact on our liability balance and compensation expense.

Acquisitions of Businesses

We accounted for acquisitions of businesses using the purchase method of accounting and, subsequent to the adoption of a revised accounting pronouncement on January 1, 2009, account for acquisitions of businesses using the acquisition method of accounting. Under both methods, the cost of the acquisition is allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the close of the acquisition, with the amounts exceeding the fair value being recorded as goodwill. In developing estimates of fair values of acquired assets and assumed liabilities, we analyze a variety of factors, including estimated future cash flows of the acquired operations, current replacement and reproduction costs for fixed assets, and market data. Changes to the assumptions used to estimate fair values could significantly affect the recorded amounts for acquired assets and assumed liabilities, including, but not limited to: wireless licenses; customer lists; goodwill; plant, property and equipment, net; long-term debt; and deferred tax liabilities, net. Significant changes to the recorded amounts could have a significant impact on our future operating results, including changes in depreciation and amortization expense resulting from higher or lower fair values assigned to plant, property and equipment, net and finite-lived intangible assets.

BUSINESS

Unless otherwise indicated, the following discussion of our business is based on information available as of June 30, 2009.

Overview

We believe we are the industry-leading wireless service provider in the United States in terms of profitability, as measured by operating income. We are the largest wireless service provider in the United States, as measured by total number of customers. We offer wireless voice and data services across one of the most extensive networks in the United States. Strengths of our business include the following:

•	we had 87.7 million total customers as of June 30, 2009;

•	we had 85.2 million retail customers as of June 30, 2009;

•

we believe that we have the most loyal customer base of any national wireless service provider, as measured by churn rates of 1.25% for the year ended December 31, 2008 and 1.42% for the six months ended June 30, 2009;

•

we increased our retail customer base by 6.3 million customers for the year ended December 31, 2008 and 15.2 million customers for the six months ended June 30, 2009, including 12.8 million total retail customers, after conforming adjustments, as a result of the Alltel Acquisition on January 9, 2009;

•	we had revenues of $49.3 billion for the year ended December 31, 2008 and $30.6 billion for the six months ended June 30, 2009;

•	we had operating income of $14.0 billion for the year ended December 31, 2008 and $8.3 billion for the six months ended June 30, 2009;

•	we had net income of $13.3 billion for the year ended December 31, 2008 and $7.2 billion for the six months ended June 30, 2009;

•

we spent approximately $6.5 billion in capital expenditures during the year ended December 31, 2008 and $3.3 billion during the six months ended June 30, 2009, primarily to enhance our wireless network;

•	we had FCC licenses to offer our services in areas where approximately 303 million people resided as of June 30, 2009; and

•

our owned and operated network provided service in, or covered, areas where approximately 290 million people resided, including coverage in all of the top 100 most populous U.S. metropolitan areas as of June 30, 2009.

Our owners are wholly-owned, indirect subsidiaries of Verizon Communications, and wholly-owned, indirect U.S. subsidiaries of Vodafone, both of which are among the world’s leading telecommunications providers. We believe that our relationships with Verizon Communications and Vodafone afford us benefits, including Verizon Communications’ own brand marketing efforts and promotional opportunities for us with its customer base, and Vodafone’s insights from its international markets.

Alltel Acquisition

On June 5, 2008, we entered into the Alltel Merger Agreement with Alltel and its controlling stockholder, Atlantis, to acquire, in an all-cash merger, 100% of the equity of Alltel. We completed the Alltel Acquisition on January 9, 2009 and paid approximately $5.9 billion for the equity of Alltel. The aggregate principal amount of Alltel debt at the date of the Alltel Acquisition was approximately $23.8 billion. After the completion of the Alltel Acquisition and repayments and redemptions of Alltel debt through the date of this prospectus, approximately $2.3 billion aggregate principal amount of Alltel debt that is owed to third parties remains outstanding. See “Description of Certain Indebtedness—Alltel Indebtedness.”

The net proceeds from the sale of the 2008 Notes, as well as cash generated from our operations, cash on hand at Alltel, borrowings under the Credit Agreement and borrowings under the Acquisition Bridge Facility were used to fund the Alltel Purchase Price. Prior to the date of this prospectus, we used cash generated from operations, the borrowings under the Three-Year Term Facility and the net proceeds from the sale of the February 2009 Notes, the May 2009 Notes and the Put/Call Notes to repay all of the borrowings under the Credit Agreement and the Acquisition Bridge Facility. The Credit Agreement and the Acquisition Bridge Facility have been repaid in full, and the commitments under each of the Credit Agreement and the Acquisition Bridge Facility have been terminated. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Alltel Acquisition” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Funds.”

In connection with obtaining regulatory approvals of the Alltel Acquisition from the DOJ and the FCC, we agreed to divest the Alltel Divestiture Markets. On May 8, 2009, we entered into the AT&T Transaction pursuant to which AT&T Mobility agreed to acquire 79 of the 105 Alltel Divestiture Markets, including licenses, network assets and, as of June 30, 2009, approximately 1.5 million subscribers, for $2.35 billion in cash. On June 9, 2009, we entered into the ATN Transaction pursuant to which ATN agreed to acquire the remaining 26 Alltel Divestiture Markets that were not included in the AT&T Transaction, including licenses, network assets, and, as of June 30, 2009, approximately 790,000 subscribers, for $200 million in cash. We are targeting to close both the AT&T Transaction and the ATN Transaction by the end of 2009. Completion of each of the foregoing transactions is subject to receipt of regulatory approvals from the DOJ and the FCC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Alltel Acquisition.”

As of the date of this prospectus, retained Alltel markets in 12 states, covering approximately one-half of the retained Alltel customers, have been re-branded to “Verizon Wireless.” We expect to complete re-branding efforts in substantially all other retained Alltel markets in the fourth quarter of 2009.

With our acquisition of Alltel, we became the largest wireless service provider in the United States, as measured by the total number of customers. We expect to experience substantial benefits from the Alltel Acquisition, including reduced overall combined capital expenditures as a result of greater economies of scale and the redeployment of redundant network assets. We anticipate additional combined overall cost savings from reduced roaming costs by moving more traffic to our own network, the elimination of duplicate facilities and reduced overall expenses relating to advertising, overhead and headcount. Our network and Alltel’s network both employ code division multiple access, or “CDMA,” technology, which is facilitating the integration of Alltel’s network operations with ours. We cannot, however, assure you that we will be able to achieve all of the anticipated cost savings and other benefits discussed above. See “Risk Factors—Risks Related to Our Business.”

Industry Overview

The growth in the U.S. wireless industry in terms of customers and revenue has been substantial, as illustrated by the following table.

Wireless Industry Statistics*

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Total service revenues (in billions)	$40.0	$52.5	$65.0	$76.5	$87.6	$102.1	$113.5	$125.5	$138.9	$148.1
Ending customers (in millions)	86.0	109.5	128.4	140.8	158.7	182.1	207.9	233.0	255.4	270.3
Customer growth	24.3%	27.2%	17.3%	9.7%	12.8%	14.8%	14.2%	12.1%	9.6%	5.8%

*	Source: CTIA—The Wireless Association 2009

While we believe, based on the following trends, that the U.S. wireless industry will continue to experience growth, the pace of future growth will depend less on increases in the adoption of traditional wireless voice services by new users and more on the development and uptake of new services, increases in wireless connections associated with new services and new types of wirelessly enabled devices that take advantage of enhanced network speeds and capacities. Future growth also could be impacted by competition from new technologies.

More affordable pricing is driving increased use of wireless services. National wireless service providers are offering voice services in large bundles of included minutes at lower effective per minute rates and also through unlimited pricing plans, which improve the affordability, and increase the adoption, of wireless service. National plans, which offer no additional fees for long distance and roaming, have also become standard offerings. Share plans, in which minute bundles are shared among family or group members with lower access prices for additional users, are also enhancing the value and attractiveness of wireless service. Prepaid plans, whereby wireless service is paid for in advance, have made wireless service more affordable to credit-challenged customers and those with lower usage. As price levels for wireless voice services have declined, some landline customers have shifted their telecommunications usage to wireless and, in some cases, have made wireless their sole voice telecommunications service.

Wireless data usage continues to grow, increasing revenues and impacting network capacity. As wireless service providers continue to upgrade their networks to enhance data-carrying capabilities and to permit higher-speed data transmission, demand for remote access, wireless data applications and content and full browsing capabilities for users of laptop computers is increasing and driving wireless data usage. This growing demand for wireless data services has, in turn, spurred the demand for still-higher-speed network technologies and the development of an array of more advanced handsets, personal data assistants and smartphones that include more robust data functionality. While increasing wireless data usage is promoting network efficiencies and revenue growth, it is also adversely impacting network capacity, necessitating expenditures to acquire additional spectrum and to increase the deployment of network infrastructure on existing and newly acquired spectrum, as well as spurring the demand for more efficient network technologies.

Development and deployment of higher-speed wireless technologies. Several higher-speed wireless technologies are in the process of being developed to meet the growing customer appetite for wireless communications in both fixed and fully mobile environments.

For example, we have deployed a third generation, or “3G,” wireless network enabling high-speed data transmission, which covered a population of approximately 284 million as of June 30, 2009, with further expansion ongoing. Other wireless service providers are in various stages of deploying their own 3G networks. In addition, some municipalities and communications companies have been deploying networks of small Wi-Fi access points, or “hotspots,” on unlicensed spectrum to provide wireless access to the Internet for municipal employees, the general public or, in the case of communications companies, their subscribers. By employing Voice over Internet Protocol, or “VoIP,” technology, Wi-Fi-based networks are also capable of carrying voice communications, and several wireless device makers have announced dual-mode handsets that can operate over such networks when available, and otherwise operate on cellular and PCS networks.

Fourth generation, or “4G,” technologies—LTE and Worldwide Interoperability for Microwave Access, or “WiMAX”—are being developed and, in limited cases, deployed to further increase network capacity and data throughput performance, create alternatives to fixed-line broadband service, enhance the performance of existing data applications, and drive the development of new applications. We and AT&T, as well as Vodafone, China Mobile and several other major international wireless service providers, have announced plans to deploy LTE. Clearwire, whose owners include Sprint Nextel, Intel Corp., or “Intel,” Google Inc., or “Google,” Time Warner Cable and Comcast, has plans to broadly deploy a WiMAX-based network.

Wireless industry consolidation. In order to achieve scale and scope efficiencies, the wireless industry has engaged in significant consolidation activity. For example, in 2005, two national wireless service providers—Sprint and Nextel—merged to form the third largest wireless service provider in the United States in terms of the number of total customers. In addition, Sprint Nextel has acquired certain third-party affiliates. In 2007, AT&T acquired Dobson Communications. In August 2008, we completed our purchase of Rural Cellular, and on January 9, 2009, we completed the Alltel Acquisition.

New entrants to the wireless market are positioned to provide increased competition. Several major cable companies have acquired AWS and 700 MHz spectrum for the provision of wireless services. Cox Communications, the third largest domestic cable operator, announced plans to offer wireless services in 2009, initially via the Sprint Nextel network, and subsequently building its own 3G network in certain markets. Also, as mentioned above, the leading WiMAX network deployment initiative in the United States includes participation of cable companies, as well as Google and Intel. In addition, other participants in the wireless value chain, including data application and content providers and device manufacturers, are introducing products and services directly to wireless consumers, rather than through wireless service providers, in order to compete more effectively for wireless data revenues. For example, in 2008, Google developed and launched an open-architecture wireless device operating system that has already been deployed on several wireless devices offered by another wireless service provider. We also recently announced an agreement with Google to jointly develop, market and distribute wireless devices using Google’s operating system. See “—Wireless Devices.” These devices permit customers to download and use wireless data applications and services directly from third-party content and application providers. Enhanced Internet browsers, now available on many smartphones, also permit access to applications and content directly from the Internet. Also, several device makers are making third-party applications and content available by bundling them with their products. While we believe that this trend may negatively impact portions of the revenue streams of wireless service providers, we believe it also has the potential to spur innovation in the developer, content and device maker communities and to bring a vast array of new services, devices and solutions to customers, further increasing the number of connections, usage and revenue for wireless service providers.

Business Strategy

Our goal is to be the market leader in providing wireless voice and data communication services in the United States. We focus on providing a high-quality, differentiated service across a cost-efficient network designed to meet the growing needs of our customers. To accomplish this goal, we plan to continue to implement the following key elements of our business strategy to differentiate our service from that of our competitors:

Provide highest network reliability and continue to build out and expand our network. We believe that network reliability is a key differentiator in the wireless services market in the United States and a driver of customer satisfaction. We focus our efforts on designing and deploying our network in a manner that we believe maximizes the number of calls that are connected and completed by our customers on the first attempt. Third-party studies conducted in the second quarter of 2009 show that, on a percentage basis, we have the fewest dropped calls and the fewest ineffective attempts among the national wireless service providers in the 100 most populous U.S. metropolitan areas. We also employ various elements of power redundancy in our network in order to provide our customers with what we believe to be the most reliable wireless network in the United States. Our switch facilities and virtually all of our cell sites have battery backup. In addition, the majority of our cell sites and all of our switch facilities have backup generators. As of June 30, 2009, we have deployed CDMA 1XRTT technology throughout virtually all of our network, and our 3G EV-DO high-speed data transmission technology is deployed in approximately 92% of the cell sites in our CDMA network, enabling us to offer voice service as well as wireless data applications. In addition, we also provide GSM service and fulfill GSM roaming obligations in certain markets as a result of our purchases of Rural Cellular and Alltel. We plan to continue to build out, expand and upgrade our network and explore strategic opportunities to expand our national network coverage through selective acquisitions of wireless operations and spectrum licenses. For example, we expanded our national coverage in 2008 when we acquired Rural Cellular, and in January 2009 when we completed the Alltel Acquisition. We also acquired 700 MHz spectrum licenses in the FCC’s Auction 73 conducted in 2008, which, along with our AWS spectrum licenses, we plan to use to deploy a 4G network using LTE. See “—Strategic Acquisitions.” We believe that the broad wireless industry support for LTE will provide us with the opportunity to adopt an access platform with global scale. LTE is designed to provide wireless data networks with higher speed and throughput performance, and improved efficiencies. We are committed to continuing to evaluate new and alternative technologies to enable us to further develop our network capabilities and enhance network efficiencies.

Profitably acquire, satisfy and retain our customers and increase the value of our service offerings to customers. We expect to achieve revenue and net income growth by retaining our existing base of customers, obtaining new customers, increasing individual customer usage of our existing services, and bringing our customers new ways of using wireless services in their daily lives. We believe a superior network and quality customer service increase customer satisfaction, which reduces customer churn. We believe that we have the most loyal customer base of any wireless service provider in the United States, as measured by customer churn. We are committed to providing high-quality customer service, and third-party studies conducted in 2009 show that we placed highest in overall customer satisfaction among the national wireless service providers. We also continue to invest in loyalty and retention programs and monitor customer satisfaction in all facets of our service. An example of our commitment to customer service is our Worry Free Guarantee, which outlines the specifics of our commitment to each of our customers. See “—Marketing—Customer Service, Retention and Satisfaction.”

Continue to expand wireless data offerings for both consumer and business customers. We believe that we are in a strong position to take advantage of the growing demand for wireless data services. Our strategy is to leverage our leadership position in the wireless marketplace to be the wireless service provider of choice for wireless data products and services by creating customized solutions for specific industry segments and offering a wide variety of data options for both consumer and business customers. See “—Wireless Offerings—Wireless Services.” In addition, through our open development initiative, we are also focused on providing our customers with the ability to use, on our network, devices and mobile applications that we do not sell. See “—Network—Technology.”

Focus on profitability and cash flow. We continue to leverage our scale to reduce costs and make our business more efficient, while improving our overall profitability, as measured by operating income. We continue to drive network efficiencies and to improve our capital efficiency by improving network traffic handling processes, seeking better pricing and terms from our suppliers and employing spectrum- and resource-efficient technologies. Our focus on improving operating and capital efficiency has historically allowed us to generate increasing levels of cash flow from operations.

Strategic Acquisitions

One of our primary business strategies is to build out and expand the capacity and coverage of our digital network so that we may provide sufficient capacity and seamless and superior coverage nationally on a cost-efficient basis. To help us implement this strategy, we have entered into and/or completed several recent transactions to acquire spectrum licenses and other assets of wireless service providers in select markets and we recently acquired spectrum licenses through the FCC’s Auction 73. Described below are transactions that we have entered into or completed since January 1, 2004 and that are valued at $200 million or more.

Mergers and Acquisitions

On January 9, 2009, we completed the Alltel Acquisition. Pursuant to the terms of the Alltel Merger Agreement, we acquired, in an all-cash merger, 100% of the equity of Alltel, for which we paid approximately $5.9 billion. The aggregate principal amount of the Alltel debt at the date of the Alltel Acquisition was approximately $23.8 billion. See “—Alltel Acquisition.”

On May 8, 2009, we entered into the AT&T Transaction pursuant to which AT&T Mobility agreed to acquire 79 of the 105 Alltel Divestiture Markets, including licenses, network assets and, as of June 30, 2009, approximately 1.5 million subscribers, for $2.35 billion in cash. The 79 markets consist primarily of Alltel operations in Alabama, Arizona, California, Colorado, Iowa, Michigan, Minnesota, Montana, Nebraska, Nevada, New Mexico, North Dakota, South Dakota, Tennessee, Utah, Virginia and Wyoming, but also include our pre-merger, Verizon Wireless branded operations in four markets as well as operations in southern Minnesota and western Kansas that we acquired from Rural Cellular. We are targeting to close the AT&T Transaction by the end of 2009. Completion of the transaction is subject to receipt of regulatory approvals from the DOJ and the FCC.

On May 8, 2009, we entered into a definitive agreement with AT&T pursuant to which we agreed to acquire wireless properties that are currently owned by Centennial in five service areas in Louisiana and Mississippi, including licenses, network assets and approximately 120,000 customers, for $240 million in cash. The service areas are Lafayette, LA, LA-5 (Beauregard), LA-6 (Iberville), LA-7 (West Feliciana) and MS-8 (Claiborne). AT&T has entered into an agreement to acquire Centennial, and the consummation of our agreement with AT&T is contingent upon the completion of that acquisition, as well as receipt of regulatory approvals from the DOJ and the FCC.

On June 9, 2009, we entered into the ATN Transaction pursuant to which ATN agreed to acquire the remaining 26 Alltel Divestiture Markets that were not included in the AT&T Transaction, including licenses, network assets and, as of June 30, 2009, approximately 790,000 subscribers, for $200 million in cash. The 26 markets consist of Alltel operations in Georgia, Idaho, Illinois, North Carolina, Ohio and South Carolina. We are targeting to close the ATN Transaction by the end of 2009. Completion of the transaction is subject to receipt of regulatory approvals from the DOJ and the FCC.

On August 7, 2008, we completed the acquisition of 100% of the outstanding common stock and redeemed all of the preferred stock of Rural Cellular in an all-cash transaction, which we refer to as the “Rural Cellular Acquisition.” Under the terms of the acquisition agreement, we paid Rural Cellular’s common shareholders cash of $728 million ($45 per share). Additionally, all classes of Rural Cellular’s preferred shareholders received cash in the aggregate of $571 million. Rural Cellular was a wireless service provider operating under the trade name of “Unicel,” focusing primarily on rural markets in the United States. The Rural Cellular Acquisition increased our total customer base by approximately 650,000 customers, after conforming adjustments, in many rural markets around the country. As part of the approval process for the Rural Cellular Acquisition, regulatory authorities required the divestiture of six operating markets, including all of Rural Cellular’s operations in Vermont and New York as well as Okanogan and Ferry, Washington, which we refer to as the “Rural Cellular Divestiture Markets.” As a result of these divestiture requirements, we placed the licenses and assets of the Rural Cellular Divestiture Markets in a management trust that operated the markets under the Unicel brand until they were transferred to AT&T on December 22, 2008 pursuant to an exchange agreement described immediately below.

On December 22, 2008, we completed an exchange of certain assets pursuant to a definitive exchange agreement with AT&T Mobility in connection with the Rural Cellular Acquisition. Pursuant to the terms of this agreement, AT&T Mobility received the assets relating to the Rural Cellular Divestiture Markets and a cellular license for part of the Madison, Kentucky market. In exchange, we received cellular operating markets of AT&T Mobility in Madison and Mason, Kentucky (including PCS and AWS spectrum), and 10 MHz PCS licenses of AT&T Mobility for Las Vegas, Nevada, Buffalo, New York, Erie, Pennsylvania, Sunbury-Shamokin, Pennsylvania and Youngstown, Ohio. We also received AT&T Mobility’s noncontrolling interests in entities in which we already held controlling interests and a cash payment. As a result of the exchange with AT&T Mobility consummated on December 22, 2008, we transferred a net of approximately 122,000 total customers. Also, in connection with the exchange agreement, we entered into a license purchase agreement with AT&T Mobility on August 29, 2008. Pursuant to this transaction, which closed on March 23, 2009, we acquired AT&T Mobility’s 10 MHz PCS licenses for Franklin, New York (except Franklin County) and the entire state of Vermont.

On May 11, 2005, we completed the purchase from Metro PCS, Inc. of its PCS licenses in the San Francisco basic trading area, or “BTA,” for $230 million in cash.

On April 13, 2005, we completed the purchase of all of the stock of NextWave Telecom, Inc., whereby we acquired 23 PCS licenses and certain tax net operating losses for $3 billion in cash.

On March 4, 2005, we completed the purchase from Qwest Wireless, LLC of all of its PCS licenses and related network assets for $419 million in cash.

On October 29, 2004, we acquired a 10 MHz license from NextWave Telecom, Inc. covering the New York BTA for $930 million in cash.

Acquisition of Spectrum Through FCC Auctions

On November 26, 2008, the FCC granted us 109 wireless spectrum licenses in the 700 MHz band that we acquired in the FCC’s Auction 73. These licenses include twenty-five 12 MHz licenses in the A block frequency, seventy-seven 12 MHz licenses in the B block frequency and seven 22 MHz licenses (with nationwide coverage with the exception of Alaska) in the C block frequency, with an aggregate bid price of $9.4 billion. This spectrum was used for UHF television broadcasts, but by law those operations ceased on June 12, 2009.

On November 29, 2006, the FCC granted us thirteen 20 MHz licenses that we acquired in its 2006 AWS spectrum auction, for which we had bid a total of $2.8 billion.

On March 8, 2006, the FCC granted 37 PCS licenses to Vista, which Vista had won in the FCC’s Auction 58 and for which it had bid approximately $332 million. Vista is a joint venture owned 80% by us and 20% by Valley Communications LLC, which controls it, although we consolidate Vista’s results with ours.

On May 13, 2005, the FCC granted us 26 PCS licenses that we won in the FCC’s Auction 58 and for which we had bid approximately $365 million.

The other acquisitions that we completed since January 1, 2004 consisted of various individually immaterial wireless licenses (including, in some cases, related network assets and customers) and partnership interests.

Competition

We compete primarily against three other national wireless service providers: AT&T, Sprint Nextel and T-Mobile. In addition, in many markets we also compete with regional wireless service providers, such as US Cellular, Metro PCS and Leap Wireless. We expect competition to intensify as a result of continuing increases in wireless market penetration levels, the development and deployment of new technologies, the introduction of new products and services, new market entrants, the availability of additional spectrum, both licensed and unlicensed, and regulatory changes. Competition may also increase if smaller, stand-alone wireless service providers merge or transfer licenses to larger, better capitalized and more experienced wireless service providers. We also compete with resellers that buy bulk wholesale service from facilities-based wireless service providers for resale.

The wireless industry also faces competition from other communications and technology companies seeking to capture customer revenue and brand dominance with respect to the provision of wireless products and services. For example, Apple Inc. is packaging software applications and content with its handsets, and Google has developed an operating system and related applications for mobile devices that have already been deployed on a wireless device.

We believe that the following are the most important competitive factors in our industry:

Network reliability, capacity and coverage. We believe that a wireless network that consistently provides high quality and reliable service is a key differentiator in the U.S. market and a driver of customer satisfaction.

Lower prices, improved service quality and new data service offerings have led to increased customer usage of wireless services, which in turn impacts network capacity. In order to compete effectively, wireless service providers must keep pace with network capacity needs and offer highly reliable national coverage through their networks. We believe that we have the nation’s most reliable wireless voice and data network. Third-party studies conducted in the second quarter of 2009 show that, on a percentage basis, we have the fewest dropped calls and the fewest ineffective attempts among the national wireless service providers in the 100 most populous U.S. metropolitan areas. We continue to look for opportunities to expand our network through the build-out of our existing spectrum and the acquisition of new operating markets. To this end, we recently acquired Rural Cellular and Alltel, wireless service providers with many second-tier rural markets. See “—Alltel Acquisition.” We also purchased significant spectrum in an FCC spectrum auction in 2006, obtaining 13 AWS licenses. In addition, in the FCC’s Auction 73 conducted in 2008, we acquired licenses in the 700 MHz band covering the United States (except Alaska).

Pricing. Service and equipment pricing play an important role in the wireless competitive landscape, as evidenced by increases in the marketing of minutes-sharing plans, free mobile-to-mobile calling, offerings of larger bundles of included minutes at attractive price points, with no roaming or long distance charges, and plans offering unlimited voice and data usage. We seek to compete in this area by offering our customers services and equipment that they will regard as the best available value for the price.

Customer service. We believe that high-quality customer service is a key factor in retaining customers and attracting both new-to-wireless customers and customers of other wireless providers. We continually focus on enhancing our customer service. Our competitors also recognize the importance of customer service and are also focusing on improving the customer experience.

Product development. As wireless technologies develop and wireless broadband networks proliferate, continued customer and revenue growth will be increasingly dependent on the development of new and enhanced products and services. We are committed to continuing to pursue the development and rapid deployment of new and innovative devices, products and services both independently and in collaboration with application service providers and device manufacturers.

Sales and distribution. Key to achieving sales success in the wireless industry is the reach and quality of sales channels and distribution points. We believe that attaining the optimal mix of direct, indirect and wholesale distribution channels is important to achieving industry-leading profitability, as measured by operating income. We endeavor to increase sales through our company-operated stores, outside sales teams and telemarketing and web-based sales and fulfillment capabilities, as well as through our extensive indirect distribution network of retail outlets and prepaid replenishment locations and portable computer original equipment manufacturers, or “OEMs.” In addition, we have various resellers who buy our service on a wholesale basis. See “—Marketing—Sales and Distribution Channels.”

Capital resources. In order to expand the capacity and coverage of their networks and introduce new products and services, wireless service providers require significant capital resources. We generate significant cash flow from operations and have well-capitalized owners, as do some of our competitors.

Our success will depend on our ability to anticipate and respond to various factors affecting the wireless industry, including the factors described above, as well as new technologies, new business models, changes in customer preferences, regulatory changes, demographic trends, economic conditions and pricing strategies of competitors.

Wireless Offerings

We believe that increasing the value of our service offerings to customers will help us to retain our existing customers, attract new customers and increase customer usage, all of which will, in turn, drive revenue and net income growth.

Our voice and data services described below are available to our customers receiving service under the Verizon Wireless brand. These services will be available to our Alltel customers in the retained Alltel markets upon the completion of the transition of such markets to the Verizon Wireless brand.

Wireless Services

Voice Services

Postpaid offerings. Of all our customers, including those we acquired in connection with the Alltel Acquisition, 91% receive our voice services on a retail, postpaid basis, as of June 30, 2009. We offer a variety of packages for voice services and features with competitive pricing, such as:

•	Nationwide Calling Plans for individual customers, which provide a choice, at varying price points, of differently sized bundles of minutes of use, or unlimited usage;

•	Nationwide Family SharePlan and other shared-minute plans designed for multiple-user households and small businesses; and

•	Nationwide Business Plans targeted to business accounts with over 100 lines and national accounts with over 1,000 lines.

All of these nationwide postpaid plans include, among other things, Mobile to Mobile Calling, which enables the customer to place calls to, or receive calls from, any other Verizon Wireless customer mobile number without the call time counting against their minute allotment, night and weekend minute allowances, no domestic long distance charges and no domestic roaming charges for calls placed within the customer’s coverage area. In addition, these plans also include access to the Internet through our Mobile Web service for an additional monthly charge per megabytes sent and received. Several of our voice plan offerings include data service features, such as unlimited text, picture, video and instant messaging to any mobile number on any network in the United States, and our VZ Navigator and V CAST services free of any separate subscription fees. In addition, in 2009, we launched Friends & Family, available to our consumer and business customers on many of our Nationwide Calling Plans. Friends & Family allows these customers, depending upon their calling plan, to place calls to, and receive calls from, 5 to 10 phone numbers they designate (including domestic landline numbers) without the call time counting against their minute allotment. We also offer Push to Talk, a walkie-talkie style voice service that is available on specialized handsets as an add-on feature for an additional monthly charge.

Prepaid offerings. We also offer our Verizon Wireless Prepaid service that enables individuals to obtain wireless voice services without a long-term contract or credit verification by paying in advance. All of our Verizon Wireless Prepaid plans include Mobile to Mobile Calling. In addition, our Verizon Wireless Prepaid customers can also access certain of our key data services, such as V CAST and VZ Navigator, for additional fees.

Data Services

We believe that we are in a strong position to take advantage of the growing demand for wireless data services. Our strategy is to continue to expand our wireless data offerings for both consumer and business customers.

We offer an array of data services and applications, such as:

•

Text and Picture Messaging Services. With compatible wireless devices, our text and picture messaging service enables our customers to send and receive text messages, enhanced messages with animations and graphics as well as still pictures, and voice and full-motion video clips with sound. With our premium messaging services, our customers can receive digital content provided by third parties in various categories, including news, sports, entertainment, travel and weather. Through our Mobile Instant Messaging service, our customers can send and receive instant messages in real time with their wireless devices via AOL Instant Messaging, Yahoo! Messenger or Windows Live Messenger communities.

•

Mobile Broadband. Our Mobile Broadband service, available in substantially all areas covered by our network, enables our customers to access at broadband speeds through laptop computers applications such as e-mail, enterprise applications, image downloads and full browsing capabilities. The service is available to our customers at various price points that include data allowances in terms of megabytes or gigabytes.

•

Consumer-Focused Multimedia Offerings. We provide our retail customers access to music, video, games, news and other content, as well as the Internet, on their handsets. For example, our V CAST service, accessible on many of our handsets, enables our customers to get unlimited access to daily-updated videos from leading content providers of news, sports and entertainment programming for a monthly fee that is in addition to their voice calling plan access charge. We also offer V CAST MobileTV, under an arrangement with Qualcomm’s MediaFLO division, and V CAST Music with Rhapsody, each available on certain of our handsets. V CAST Music with Rhapsody enables our customers to download music either directly to their handsets or to their personal computers, and V CAST MobileTV provides our customers access, in certain of our markets, to television programming, such as news and sports. Our customers can also access our extensive library of handset-downloadable applications through our Get It Now service, such as ringtones, games and productivity tools. In addition, our Mobile Web service enables our customers to access the Internet on their handsets through our VZW Today web portal.

•

Business-Focused Offerings. We offer our business customers an extensive variety of services focused on increasing their productivity and lowering their costs. For example, our VZAccess service provides our business customers with solutions for accessing the Internet and their corporate intranets. VZEmail offers a compelling suite of products that enables wireless e-mail across our diverse portfolio of wireless devices. In addition, our Wireless Office suite of services offers our business customers with at least 50 lines of service, through the use of their existing wireless devices, calling features traditionally associated with landline/PBX phones, such as abbreviated dialing.

•

Location-Based Services. We offer several location-based services targeted to consumer and business customers. For example, our VZ Navigator application enables customers to obtain audible turn-by-turn directions to their destination, locate points of interest and access other location-related information by using VZ Navigator-capable handsets. Our Family Locator service, available on certain of our handsets, provides our Family SharePlan customers with the ability to locate the wireless device of other Family SharePlan customers in their plan by accessing the Internet via a computer or by using a Family Locator enabled mobile wireless device. In addition, the customer can set location boundaries on a family member’s wireless device and have an alert sent to the customer when the device enters and leaves these boundaries. Field Force Manager, targeted to our business customers, is a location-based mobile resource management tool that provides businesses with the ability to locate, monitor and communicate with their mobile field workers.

•

Telematics Services. Telematics generally involves the integration of wireless services into private and commercial vehicles, often incorporating both a voice and data capability. Telematics services include navigation assistance, roadside and emergency notification services, concierge services and stolen vehicle tracking. We support telematics services for some of the largest automotive manufacturers, and we are currently the national provider of wireless service for OnStar, a subsidiary of General Motors Company. We do not currently include telematics customers in our company’s customer count.

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Telemetry Services. Telemetry generally refers to services that are characterized by machine-to-machine interactions that do not include a voice component. With telemetry services, data transmissions are used by customers to monitor stationary equipment, such as residential and commercial security systems and the remote monitoring of control equipment in a wide variety of industries.

As of the date of this prospectus, retained Alltel markets in 12 states have been re-branded to “Verizon Wireless.” We expect to complete re-branding efforts in substantially all other retained Alltel markets in the fourth quarter of 2009. We believe that Alltel’s approach to its wireless offerings has been similar to ours, targeted to addressing the needs of a variety of customer segments, stimulating usage, increasing penetration and improving customer retention rates through various product offerings and pricing strategies. To accomplish these objectives, Alltel has offered competitive postpaid service plans at varying price points that include daytime, night and weekend and mobile-to-mobile minutes, as well as plans that include both voice and data services. Alltel also has offered several family service plans, which give customers the option to share minutes by adding additional lines of service at discounted rates, as well as prepaid voice service plans. In addition, Alltel has offered various data services and applications, such as text and picture messaging, mobile web access and location-based services.

We have also recently undertaken initiatives that we believe will increase the number and accessibility of data applications available to our customers. For example, in June 2009 we joined the Joint Innovation Lab, or “JIL,” a joint venture whose other participants are China Mobile Limited, SOFTBANK Corp. and Vodafone International Holdings B.V. JIL’s initial focus is to develop a single global software platform that will allow developers to create mobile applications that can run on multiple operating systems. These applications, referred to as “widgets,” can enhance both the functionality of certain wireless devices and the mobile Internet experience. These applications will have the potential to reach JIL participants’ nearly 1 billion customers worldwide. In addition, in July 2009, we hosted our first Verizon Developer Community conference to foster the development of new mobile applications. The conference provided developers with information on our applications platform and programming interfaces, billing and revenue sharing to enable developers to bring applications to market quickly. At the conference, we announced our plans to open an online applications store by the end of 2009, which will allow developers to take advantage of our scale and distribution to market their applications to our customers.

Global Services

We offer a variety of global services solutions, available using certain of the wireless devices we sell, targeted to the needs of our customers ranging from our multinational business accounts to our consumer customers who occasionally travel outside of the United States. Through roaming arrangements with certain wireless service providers outside of the United States, this suite of solutions, including GlobalAccess and GlobalEmail, currently gives customers voice service in more than 220 destinations worldwide and data access on their laptop computers equipped with our GSM PC cards and certain of our BlackBerry smartphones in more than 180 destinations worldwide.

Wireless Devices

We believe that our position in the U.S. wireless industry has enabled us to become a wireless service provider of choice for wireless device manufacturers and has helped us to develop exclusive wireless device offers for our customers and branded handsets that complement our focus on high-quality service and an optimal user experience. The handsets that we offer are predominantly EV-DO-enabled, and all of them are compliant with the FCC’s Enhanced 911 (as defined below) requirements. Many of these handsets support our V CAST and VZ Navigator services. We also offer several handsets that provide our customers with the ability, in certain of our markets, to access select television programming through our V CAST MobileTV service. In addition, we offer our consumer customers a number of handsets that include QWERTY keyboards, a feature traditionally included on devices targeted to business customers, such as the LG enV3, Samsung Alias2, Samsung Glyde and the PCD Blitz. We offer handsets that enable our customers to access GSM networks when traveling abroad, and also have handsets targeted to meet the needs of senior customers, such as the PCD Coupe and the Samsung Knack.

Our handset line-up also includes EV-DO-enabled devices that have HTML-browsing capability, which we refer to as “smartphones.” We offer smartphones from RIM, Palm, LG, Samsung, Motorola and HTC, and we have GSM-enabled smartphones that operate on GSM networks outside of the United States. We also offer several smartphones that include touch-screens, such as the LG enV Touch, LG Dare and the innovative BlackBerry Storm. The Storm is currently available in the United States exclusively to Verizon Wireless customers.

On October 6, 2009, we announced an agreement with Google to jointly develop, market and distribute wireless devices for use on our network that will utilize Google’s Android mobile operating platform. These devices, which will come from leading handset manufacturers, will include innovative applications developed by Google and us, as well as by third-party developers. We expect the first of these devices will be available for purchase by consumers through our distribution channels during the fourth quarter of 2009.

Our customers can access the Internet wirelessly at broadband speeds on their computers via data cards that we offer or by using EV-DO-enabled handsets, with connector cables, and on certain OEM laptop computers with embedded EV-DO Mobile Broadband modules.

In January 2009, we began selling our Network Extender device, targeted primarily to customers who may experience a weaker signal in their homes due to geographic or structural conditions. When installed in the home, the device, also referred to in the telecommunications industry as a femtocell, provides improved wireless network coverage for calls to or from the customer’s Verizon Wireless handset when within range of the device.

Suppliers

We purchase wireless devices and accessory products from a number of manufacturers, with the substantial majority of our purchases made from LG Electronics, Samsung, Motorola, RIM, Palm, PCD, Pantech, HTC and Nokia. While we use CDMA technology, many of our competitors use GSM technology, which substantially leads in worldwide market share.

A key component of all wireless handsets is the chipset, which contains the “intelligence” of the handset. Most of our handset suppliers rely on Qualcomm for manufacturing and supplying CDMA-1XRTT and EV-DO chipsets. We do, however, sell handsets that include CDMA-1XRTT chipsets manufactured by VIA Telecom under license from Qualcomm. In addition, there are a number of other components common to wireless handsets provided by various electronic component manufacturers that we do not deal with directly. See “Risk Factors—Risks Related to Our Business—We depend upon a number of key suppliers and, if any of them fails to fulfill their obligations to us, we may not be able to provide services or maintain and upgrade our network.”

Product Supply Chain

We have developed relationships with New Breed Logistics, Inc. and Communications Test Design, Inc. for our handset and other product warehousing, distribution and direct customer fulfillment. We do not own significant product warehousing and distribution infrastructure.

Network

We have licenses to provide wireless services on portions of the 800 MHz and/or 1800-1900 MHz spectrum bands in areas where approximately 302 million people, or approximately 98% of the U.S. population, resided as of June 30, 2009. We obtained our spectrum assets through FCC lotteries, auctions and allotments, and acquisitions from and exchanges with private parties. In parts of the United States, we have licenses for AWS spectrum in segments of the 1710-2100 MHz band. In addition, on November 26, 2008, the FCC granted us 109 licenses for portions of the 700 MHz band for which we were the winning bidder in the FCC’s Auction 73, which concluded in March 2008. Certain of these licenses can be used to provide wireless service coverage to the entire population of the United States (except Alaska). We plan to use the 700 MHz and AWS licenses for the provision of 4G wireless broadband services using LTE.

Technology

Our primary network technology platform is CDMA, based on spread-spectrum digital radio technology. CDMA-1XRTT technology is deployed in virtually all of the cell sites in our CDMA network, including those in the CDMA network we acquired in the Alltel Acquisition. EV-DO, a 3G packet-based technology intended primarily for high-speed data transmission, is deployed in the majority of cell sites we acquired in the Alltel Acquisition and, overall, is deployed in approximately 92% of the cell sites in our CDMA network as of June 30, 2009. Additional EV-DO deployment is ongoing, as is the integration of the Alltel portion of our network.

Our network is one of the most extensive mobile wireless networks in the United States, supporting our customer base of approximately 87.7 million, as of June 30, 2009. Since August 2008, we also provide GSM service and fulfill GSM roaming obligations in certain markets as a result of our purchase of Rural Cellular. In addition, we operate Alltel’s GSM network in the Alltel markets we acquired in order to fulfill GSM roaming obligations. See “—Strategic Acquisitions.”

Our network includes various elements of redundancy designed to enhance the reliability of our service. Power and transport facilities can often become a network’s vulnerability. Consequently, we have battery backup at every switch and virtually every cell site in our network. We also utilize backup generators at most cell sites and at every switch location. We further ensure reliability by providing secondary transport facilities for critical links in the network. However, because of natural or man-made disasters, network failures may occur or the network may be unable to meet unusually high resulting traffic demands, and such lapses in our service could harm our ability to attract and retain customers. See “Risk Factors—Risks Related to Our Industry—Major network failures could have an adverse effect on our business.”

Competing wireless service providers have chosen GSM or other technologies as the technology platforms for their 3G networks. While we believe our 3G CDMA technology offers many advantages compared to GSM, such as more efficient spectrum usage and lower overall operating costs, GSM substantially leads in worldwide market share, affording its users certain scale advantages.

In 2009, we continued to develop our 4G wireless broadband network using LTE technology. This new technology follows GSM’s evolutionary path but is different from, and is expected to be an improvement upon, the previous generations of both GSM- and CDMA-based digital radio technologies. LTE is being designed to deliver 4G wireless voice and data networks with higher speed and throughput performance, and improved efficiencies. Many other major wireless service providers, both domestic and foreign, have also selected LTE as the technology for their 4G deployments. As a result, we believe that LTE will provide us with the opportunity to adopt an access platform with global scale.

Concurrent with ongoing LTE standards development, we are presently conducting tests of LTE technology with vendors. These tests are being conducted at several locations in the United States. In February 2009, we selected Ericsson and Alcatel-Lucent as primary network vendors for our initial LTE network deployments in the United States. We expect that vendor assessments and selections, as well as validation testing, will continue through 2009 as LTE standards are finalized. We have announced our intent to deploy LTE in 25 to 30 markets in 2010, and to cover substantially all of the United States by 2013. See “Risk Factors—Risks Related to Our Business—Failure to successfully develop and deploy Long Term Evolution as our next-generation technology in a timely manner or failure of Long Term Evolution to become the principal next-generation global standard could adversely affect our ability to attract and retain customers.”

We have also created the Verizon Wireless LTE Innovation Center, which we believe will serve as a catalyst for the early development of non-traditional products for use on LTE networks. The center will work with several of our strategic partners to help the consumer electronics industry quickly bring products to market.

Network Capacity and Coverage

Our network is among the largest in the United States, with licensed and operational coverage in all of the top 100 most populous U.S. metropolitan areas. Our built network covers a population of approximately 290 million and provides service to our customer base of nearly 87.7 million, as of June 30, 2009. In addition, we have roaming agreements with a number of wireless service providers to enable our customers to receive wireless service in virtually all other areas in the United States where wireless service is available. These wireless service providers include US Cellular and Sprint Nextel, upon which we principally rely for coverage in those portions of our calling area not covered by our network. Certain of our roaming agreements are terminable at will by either party upon several months’ notice; however, we do not believe that the termination of any of these at-will agreements would have a material adverse effect on our business.

We offer all-digital services in every market in which we operate. Although the markets in which we have 800 MHz spectrum are substantially built out, some of our markets with only 1800-1900 MHz spectrum still require significant build-out. In addition, even those areas of our network that are substantially built out may require upgrades to increase capacity and will require upgrades to support future generations of technology.

Our primary cell site equipment infrastructure vendors are Alcatel-Lucent, which provides more than half of our cell site equipment, and Nortel and Motorola, which currently provide nearly all of our remaining cell site equipment, as of June 30, 2009. In addition, we rely upon Alcatel-Lucent and Nortel for substantially all of our switching equipment. The majority of our markets use both cell site equipment and switches from either Alcatel-Lucent or Nortel, and are restricted, for reasons of technical compatibility, to only a single vendor’s cell site equipment and switches. In January 2009, one of these suppliers—Nortel Networks Inc., a U.S. subsidiary of Nortel—and certain other U.S. subsidiaries of Nortel, filed for Chapter 11 bankruptcy protection in the United States. In addition, Nortel and certain of its non-U.S. subsidiaries filed for similar relief in the courts of Canada and the United Kingdom. On July 28, 2009, bankruptcy courts in the United States and Canada approved an agreement whereby Nortel and certain of its affiliates will sell to Ericsson its business unit that supplies CDMA wireless infrastructure to us. The Canadian government has announced that the transaction is not subject to its review. Although we can provide no assurances, we do not believe that this bankruptcy will have a material adverse impact on our network operations or on our business. See “Risk Factors—Risks Related to Our Business—We depend upon a number of key suppliers and, if any of them fails to fulfill their obligations to us, we may not be able to provide services or maintain and upgrade our network.”

As we continue to build and upgrade our existing network, we must complete a variety of steps, including securing rights to a large number of cell site and switch site locations and obtaining zoning and other governmental approvals. Adding new cell sites has become increasingly difficult. In particular, higher density wireless networks require more engineering precision, as cell site coverage areas become smaller and acceptable locations for new sites must be specifically located within one or two city blocks. In some instances, we have encountered difficulty in obtaining the necessary site leases at commercially reasonable rates and the zoning approvals needed to construct new towers. In addition, the ability to buy or lease property, obtain zoning approval and construct the required number of radio facilities at locations that meet the engineering design requirements is uncertain. We utilize tower site management firms, such as Crown Castle International Corp. and American Tower Corporation, as lessors or managers of our existing tower sites upon which our operations depend, and plan to rely upon them for some of the sites we expect to add in the future.

Spectrum

Our cellular and PCS spectrum has been supplemented by our acquisitions of Rural Cellular and Alltel. In addition, we have expanded our spectrum band holdings as a result of two major FCC auctions: one for AWS spectrum in 2006, and the other for 700 MHz spectrum in 2008.

We own a combination of spectrum licenses in various bands as follows:

•	800 MHz band, traditionally known as cellular spectrum, which is in the A and B blocks of 25 MHz. This spectrum is licensed geographically in areas known as Cellular Market Areas, or “CMAs.”

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1800-1900 MHz bands, referred to as PCS spectrum. We hold PCS licenses in each of the various A through F blocks. These licenses consist principally of spectrum bandwidths of 10, 15 and 30 MHz and are licensed in geographic areas known as Major Trading Areas, or “MTAs,” and BTAs or partitioned portions of such areas. For each market where we have one or more PCS licenses, our spectrum holdings range generally from 10 MHz to 55 MHz.

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1700 and 2100 MHz bands, known as AWS spectrum. We have 20 MHz spectrum blocks of bandwidth mainly in the geographic license areas known as Regional Economic Area Groupings, or “REAGs,” and in a few Economic Areas, or “EAs,” and CMAs. This spectrum covers the eastern half of the continental United States and Hawaii, where approximately 67% of the U.S. population resides.

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700 MHz band. On November 26, 2008, the FCC granted us 109 spectrum licenses in the 700 MHz band for which we were the winning bidder in the FCC’s Auction 73. These licenses include seven 22 MHz licenses for spectrum blocks in the upper C block REAGs that cover the United States (except Alaska). These upper C block licenses are subject to “open access” requirements that are still being determined by the FCC. See “Risk Factors—Risks Related to Our Business—Use of our 700 MHz C block licenses will be subject to as yet undetermined “open access” regulatory obligations, which may increase the cost of using this spectrum.” In addition, we also were the winning bidder for twenty-five 12 MHz licenses in the A block frequency and seventy-seven 12 MHz licenses in the B block frequency, covering selected markets throughout the country, licensed in EAs and CMAs, respectively. In all markets covered by the 700 MHz licenses for which we were the winning bidder, we have at least 22 MHz of spectrum bandwidth. Such spectrum bandwidth can also be either 34 MHz or 46 MHz in selected markets. The 700 MHz spectrum was used for UHF television operations, but by law those operations ceased on June 12, 2009.

The spectrum we hold can be used for wireless voice and data communications services, including broadband Internet access. We plan to use the AWS and 700 MHz spectrum mainly for advanced broadband wireless services. When combined, the various bands described above give us a national average spectrum depth of approximately 89 MHz, as of June 30, 2009.

We anticipate that we will need additional spectrum in a limited number of our markets to meet future demand. We can meet spectrum needs by acquiring licenses or leasing spectrum from other licensees, or by acquiring new spectrum licenses from the FCC. As we and competing wireless service providers have experienced spectrum shortages in certain markets and have spectrum surpluses in others, we have at times arranged spectrum swaps, and we expect to have opportunities to use the beneficial trading of spectrum licenses in order to meet certain of our capacity and expansion needs in the future, subject to obtaining governmental approvals in each instance.

Open Development Program

As part of our open development program intended to provide customers with the ability to use on our network devices and mobile applications that we do not sell, in 2008 we published the technical interface standards that the development community is using in order to design such devices. In addition, we have certified two independent laboratories to perform testing of third-party devices to ensure that they conform to our technical interface standards in order to operate on our network.

Since July 2008, we have certified numerous third-party devices to run on our network, such as wireless inventory telemetry devices, offender-tracking anklets and cellular broadband routers. We believe that our open development initiative will spur innovation, expand customer choices and produce an array of other new products available to run on our network and, as a result, increase customer connections to our network.

Additionally, in August 2009, we consummated the formation of a joint venture company that we own equally with Qualcomm and that is expected to facilitate our provision of machine-to-machine wireless communications solutions to a variety of vertical market segments, including healthcare, manufacturing, utilities, distribution and consumer products.

Partnerships

We conduct business operations in certain markets through non-wholly-owned entities, which we refer to as the “Managed Partnerships.” As of June 30, 2009, we operated in various markets through 84 Managed

Partnerships. We sometimes seek the consent of the noncontrolling interest owners in our Managed Partnerships for us to engage in certain transactions, as required by the Managed Partnerships’ governing documents. Decisions with respect to managing our business operations in these markets must be consistent with our fiduciary obligations to these partnerships and the owners of noncontrolling partnership interests.

Marketing

We focus our marketing strategy on offering solutions that are targeted to satisfy the needs of our various customer market segments, such as young adults, seniors, families and small to large businesses; promoting our brand; leveraging our extensive distribution network; and cross-marketing with Verizon Communications’ other business units and Vodafone.

Our marketing plan includes a coordinated program of television, print, radio, outdoor signage, Internet and point-of-sale media promotions, which ensures that our marketing message is consistently presented across all of our markets. In connection with the Alltel Acquisition, we are also focusing our efforts on re-branding Alltel’s operations to those of Verizon Wireless. To date, re-branding efforts have been completed in 12 states, and we expect to complete substantially all of our re-branding efforts in the fourth quarter of 2009. Our promotion of the Verizon Wireless brand is complemented by Verizon Communications’ own brand marketing activities, reinforcing the awareness of our services in shared markets and capitalizing on the size and breadth of Verizon Communications’ customer base.

Our relationship with our owners also affords us advantageous marketing and promotional opportunities with them on both a domestic and global basis. For example, we are teaming with Verizon Communications and Vodafone to deliver a unified sales and service strategy to certain of our multinational business customers in order to provide them with a global solution for their fixed and mobile telecommunications needs. Our and Verizon Communications’ customers can also obtain wireless, home phone, broadband Internet and digital television services on a bundled basis with unified billing.

Sales and Distribution Channels

Our sales strategy is to use a mix of direct, indirect and alternative distribution channels in order to increase customer growth while reducing customer acquisition costs.

Direct

Company-Operated Stores. Company-operated stores are a core component of our distribution strategy. Our experience has been that customers that we obtain through this direct channel are less likely to cancel their service than those we obtain through other mass-market channels. As of June 30, 2009, we operated approximately 2,500 stores and kiosks, including more than 500 stores and kiosks we acquired in connection with the Alltel Acquisition. As we integrate Alltel’s operations with ours, we will continue to evaluate all of our stores in the retained Alltel markets to ensure that they are optimally located in accordance with our distribution objectives. As of the date of this prospectus, we have ceased operating approximately 250 of those stores. Certain other stores may be transitioned to local agents for their marketing of our products and services.

Business-to-Business. Our business-to-business operations and systems organization is focused on supporting the wireless communications needs of our local, regional and national business customers. We also develop and enable company-specific extranets for our business customers that permit their employees to directly access negotiated corporate rates online.

Telemarketing and Web-Based. We have a telemarketing sales force dedicated to handling incoming calls from customers. In addition, we offer a fully automated, end-to-end web-based sales channel, located at our web site, www.verizonwireless.com, which enables prospective customers to learn about our services and purchase a complete service package, including a handset, a wireless service plan, basic and enhanced features and accessories.

Indirect

Our agents sell our postpaid and prepaid wireless products and services at approximately 15,700 retail locations throughout the United States, as of June 30, 2009, including approximately 3,000 agent locations in the retained Alltel markets, as well as through the Internet. In addition, our agents sell airtime replenishment for our Verizon Wireless Prepaid offering at approximately 250,000 locations nationwide as of June 30, 2009. As we integrate Alltel’s operations with ours, we will continue to evaluate our agent locations in the retained Alltel markets to ensure that they are optimally located in accordance with our distribution objectives and to eliminate those locations that are not needed.

Local Agents. We have local agents strategically placed within our markets, in many cases in communities that are not in close proximity to one of our company-operated store locations. The majority of these agents sell both our postpaid and prepaid products and services, and do so under exclusive selling arrangements with us.

National Retailers. High profile, national retailers, such as Best Buy, Wal-Mart, Costco and Target, sell our postpaid and prepaid wireless products and services. In addition, as of June 30, 2009, we had approximately 19,300 locations in stores such as Walgreens, CVS and Rite-Aid where only our prepaid products and services are sold. These and other national retailers constitute a significant portion of our indirect sales channel. Our ability to attract new subscribers and our revenue could be adversely affected if our relationship with any of our national indirect distributors were terminated or if they shifted the mix of their business to favor other wireless service providers.

New Agent Relationships. We are working to develop agent relationships with several incumbent local exchange carriers with the goal of having them market our service to their customers as part of a wireless/wireline bundled service offering. For example, we have already established an agent relationship with Qwest Communications pursuant to an agreement we entered into in April 2008. Under the agreement, Qwest residential and business customers can obtain our service along with our handsets, BlackBerry devices and other smartphones on a stand-alone basis or as part of a bundled offering with other Qwest services.

OEMs. We have also expanded our distribution network by forming relationships with OEMs in the computer industry. For example, OEMs, such as Dell, Lenovo, Hewlett Packard, Panasonic and OQO are embedding EV-DO Mobile Broadband modules into certain of their notebook computer models, enabling users to activate data service on our network and connect at broadband speeds to corporate networks, e-mail and the Internet.

Wholesale

We sell wireless capacity on a wholesale basis. Our wholesale business involves the sale of voice access and usage as well as data services to independent companies that package and resell wireless services to end-users. We had approximately 2.5 million wholesale lines as of June 30, 2009.

We have dedicated wholesale account teams that work with these resellers, and we provide them with billing records for their customers. These resellers generally provide prepaid and/or postpaid services to customers under their own brand names and provide their own customer service and billing. Approximately 30 companies resell our wireless services to end-users as of June 30, 2009.

Because we sell these services on a wholesale basis, we incur no direct customer acquisition cost for these lines. Our total revenue per unit from wholesale lines is less than our total revenue per unit from retail customers and, as of June 30, 2009, wholesale lines accounted for approximately 0.5% of our revenue.

Customer Service, Retention and Satisfaction

We believe that quality customer service increases customer satisfaction, which reduces customer churn and is a key differentiator in the wireless industry. Therefore, satisfying and retaining existing customers is critical to the financial performance of wireless service providers and an essential element of our strategy. Our customer service, retention and satisfaction programs are based on providing customers with convenient and easy-to-use products and services in order to promote long-term relationships and minimize churn. Third-party studies conducted in 2009 show that we placed highest in overall customer satisfaction among the national wireless service providers.

While our customer service representatives are available during our normal business hours, we also have representatives available 24 hours a day, seven days a week to assist with emergency and technical customer issues. In addition, customers can do business with us at any time, without having to speak with a customer service representative, through our enhanced self-serve applications, which allow them to access their account information, make payments and make changes to their accounts. Our self-serve applications include our interactive voice response system, our web site and applications accessible from a customer’s handset.

We had 47 call centers handling customer inquiries from our retail customers as of June 30, 2009, including 13 call centers we acquired in connection with the Alltel Acquisition. In addition, certain of these centers have separate dedicated teams to address the specialized needs of our business customers. Through segmented/skills based call routing, our call centers can handle the specific needs of our prepaid customers and customers requiring technical support. As we integrate Alltel’s operations with ours, we continue to focus on gaining efficiencies in our call center operations.

Under our enhanced Worry Free Guarantee, a national customer retention and loyalty initiative, we have committed to providing our customers with an extensive and advanced wireless network, responsive customer service with end-to-end resolution, the option to change at any time to any qualifying wireless service plan without paying any additional fees or requiring any contract extension, an early termination fee that decreases after each full month that a customer remains on their contract and a handset upgrade credit every two years, provided that the customer signs a new two-year contract for a calling plan with at least a $35 monthly access charge. In addition, our My Verizon Advantage program offers each customer who registers with our My Verizon website free back-up protection for the customer’s phone contact list, an annual handset upgrade option for qualified customers and periodic notification if the customer exceeds his or her plan allowance. Our Worry Free Guarantee will also extend to customers in the retained Alltel markets upon the completion of Verizon Wireless re-branding in such markets. Another significant retention and loyalty program is the customer lifecycle management program in which we contact customers at key times during the customer relationship about targeted offers and to provide proactive rate plan analysis.

Information Systems

Our information systems consist of the following core systems: billing, point of sale, provisioning, customer care, data warehouse, fraud detection and prevention, financial and human resources. These systems are housed in secure data centers with redundancy, backup and disaster recovery capabilities.

Environmental, Health and Safety Matters

We are subject to various federal, state and local environmental protection and health and safety laws and regulations, including those governing the use, storage, treatment, disposal and release of hazardous substances and those protecting the safety of our employees and customers. Costs to comply with environmental laws relate primarily to the operation of standby power generators, batteries and the storage of fuel at our cell sites. We are required to comply with reporting requirements and must obtain certain environmental permits in connection with our use, storage or emission of hazardous substances. In addition, we could incur liability for any contamination identified at or released from any real property that we currently own or lease or previously owned or leased or at any facility at which we dispose of our hazardous waste. We must also comply with radiofrequency exposure guidelines. While we do not currently anticipate that the costs of complying with environmental laws will materially adversely affect us, we may incur material costs or liabilities in the future due to the discovery of new facts or conditions, the occurrence of new releases or the discovery of existing releases of hazardous materials or a change in environmental, health or safety laws. See “—Legal Proceedings.”

Intellectual Property

We own or license a number of patents in the United States covering service offerings and have also developed many brand names and trademarks for our service offerings. We license patents and technology to and from our owners or their affiliates and third parties. Pursuant to these license agreements, our owners or their affiliates maintain the right to license or sublicense our patents and technology to third parties, including our competitors.

We license the trademarks Verizon and Verizon Wireless from Verizon Communications on a no-cost, non-exclusive basis until two-and-a-half years after it ceases to own any interest in our company or we begin to use a different brand name. Our non-exclusive license to use the Verizon Wireless name does present several risks to this brand equity:

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Because we market our products and services under the same name as Verizon Communications, our reputation and ability to attract and retain customers could be adversely affected if the reputation of Verizon Communications were to decline.

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The license will terminate if we fail to perform all material obligations under the contract or two-and-a-half years after Verizon Communications ceases to have any beneficial ownership of us. In addition, Verizon Communications may direct us, at its election at any time, to change our brand name and discontinue the use of any brand names that we are then using. We would then be required to develop a new brand identity, which could be costly and take time to be publicly recognized.

Similarly, we license the trademark rights in some of our service offering names from Verizon Communications on a no-cost, non-exclusive basis. These licenses will terminate in the event that Verizon Communications ceases to own any partnership interest in us. We face risks similar to those described above in connection with these trademarks. See “Risk Factors—Risks Related to Our Ownership Structure—Our Partners may cause us to take actions that limit our business activities, increase our costs or otherwise adversely affect your interests as noteholders” and “Certain Relationships and Related Person Transactions.” These intellectual property arrangements have varying lengths of term. See “Certain Relationships and Related Person Transactions—Verizon Communications Intellectual Property Arrangements” and “Certain Relationships and Related Person Transactions—Vodafone Intellectual Property Arrangements.”

Employees

As of June 30, 2009, we employed approximately 85,800 employees on a full-time equivalent basis. We consider our relationship with our employees to be good. Unions represented approximately 65 of our employees as of June 30, 2009, but labor unions are attempting to organize various segments of our workforce and we expect these efforts to continue.

Regulatory Environment

The FCC regulates the licensing, construction, operation, acquisition and transfer of wireless systems in the United States pursuant to the Communications Act of 1934, as amended by the Telecommunications Act of 1996, which we refer to as the “Communications Act,” and other legislation and the associated rules, regulations and policies promulgated by the FCC. In addition, a number of state public utilities commissions regulate various aspects of our business. The regulation of the wireless industry is subject to constant change. New federal and state laws and regulations, as well as amendments to existing laws and rules, are frequently considered by the U.S. Congress, the FCC, state legislatures and state public utilities commissions. Adoption of new or amended laws or regulations may raise our cost of providing service or require us to modify our business plans or operations.

To use the radiofrequency spectrum in the United States, wireless communications systems must be authorized by the FCC to operate the wireless network and mobile devices in assigned spectrum segments, and must comply with the rules and policies governing the use of the spectrum as adopted by the FCC. These rules and policies, among other things, regulate our ability to acquire and hold radio spectrum, impose technical obligations on the operation of our network, including limits on radiofrequency radiation from mobile handsets and antennas and the location, lighting and construction of antenna towers, impose requirements on the ways we provide service to and communicate with our customers, regulate the interconnection of our network with the networks of other carriers and impose a variety of fees and charges on our business. Wireless systems are also subject to Federal Aviation Administration regulations governing the location, lighting and construction of antenna towers, and are subject to regulation under federal environmental and historic preservation laws. State and local historic preservation, zoning and land use regulations also apply to and can delay tower siting and construction activities.

We hold FCC licenses to operate wireless communications systems in several different radio services, including the cellular radiotelephone service, the PCS and the AWS. The technical and service rules, the specific radio frequencies and amounts of spectrum we hold, and the sizes of the geographic areas we are authorized to operate in, vary for each of these services. However, all of the licenses we hold allow us to use spectrum to provide a wide range of mobile and fixed communications services, including both voice and data services, and we operate a seamless network that utilizes those licenses to provide services to customers.

Because the FCC issues licenses for only a fixed time, generally 10 years, we must periodically seek renewal of those licenses. Although the FCC has routinely renewed all of our licenses that have come up for renewal to date, challenges could be brought against the licenses in the future. If a wireless license were revoked or not renewed upon expiration, we would not be permitted to provide services on the licensed spectrum in the area covered by that license. In addition, violations of FCC rules may result in monetary penalties or other sanctions.

Wireless Services Systems

Our cellular systems operate on one of or both 25 MHz frequency blocks, known as the A and B blocks, in the 800 MHz band. Our broadband PCS systems operate on one or more of six frequency blocks in the 1800-1900 MHz bands. The A and B blocks of the PCS spectrum licensed by the FCC each include 30 MHz of spectrum. Although the C block originally included 30 MHz, the FCC subsequently divided some C block licenses into two 15 MHz or three 10 MHz blocks for auction. The D, E and F blocks each includes 10 MHz of PCS spectrum. In 2007, the FCC auctioned what is known as the “AWS-1” spectrum, covering a portion of the spectrum in the 1700 and 2100 MHz bands assigned for AWS. The AWS-1 spectrum licensed by the FCC included 90 MHz of spectrum divided among six blocks. The A, B and F blocks each included 20 MHz of spectrum. The C, D and E blocks each included 10 MHz of spectrum. We acquired pursuant to that auction the F block in various markets. We have not yet placed the AWS-1 spectrum in service. In 2008, we participated in an FCC auction of spectrum in the 700 MHz band, comprised of the A and B blocks (12 MHz each), the C block (22 MHz), the D block (10 MHz) and the E block (6 MHz). On November 26, 2008, the FCC granted us 109 licenses in the A, B and C blocks for which we were the winning bidder. The FCC permits licensees to split their licenses and assign a portion, on either a geographic, or “partitioned,” basis or on a frequency, or “disaggregated,” basis, or both, to a third party. We hold some partitioned or disaggregated spectrum in various markets.

We must satisfy a range of FCC-specified coverage requirements. These requirements vary depending on the service. For example, the area served by a cellular licensee, within five years following the grant of its license, became its licensed service area, and other parties were then able to apply to cover the “unserved” areas of that cellular market. In contrast, the FCC requires PCS licensees to make “substantial service” showings at the five-year and 10-year dates following issuance of the licenses. AWS-1 licensees must make a “substantial service” showing at the 15-year date following issuance of the licenses. The FCC’s rules for the recently auctioned 700 MHz licenses set specific population or geographic area coverage requirements at various dates during the initial license term. Licensees that fail to meet the coverage requirements may be subject to forfeiture of the license. We have met the coverage requirements that have applied to our PCS systems prior to the applicable deadlines to date.

We use common carrier point-to-point microwave facilities and dedicated facilities which we own or lease from communications companies or other common carriers to connect our wireless cell sites and to link them to the main switching office. The FCC separately licenses our use of point-to-point microwave facilities, and these facilities are subject to regulation as to technical parameters and service. Microwave licenses must also be renewed every 10 years.

Foreign Ownership

Under existing law, no more than 20% of an FCC licensee’s capital stock may be directly owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation. If an FCC licensee is controlled by another entity, up to 25% of that entity’s capital stock may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives, or by a foreign corporation. Indirect foreign ownership above the 25% level may be allowed should the FCC find that such higher levels are not inconsistent with the public interest. These requirements apply to licensee partnerships as well as corporations.

In its 2000 order approving the combination of the U.S. wireless operations of Bell Atlantic and Vodafone, the FCC concluded that the public interest would be served by allowing us to be indirectly owned by Vodafone in an amount up to 65.1%, but stated that additional FCC approval would be necessary before Vodafone could increase its investment further. The FCC also stated that it would have to approve in advance any acquisition by any other foreign entity or entities, in the aggregate, of an ownership interest of 25% or more. In addition, as part of the FCC’s approval of the combination between Bell Atlantic and Vodafone, the parties entered into an agreement with the U.S. Department of Defense, DOJ and Federal Bureau of Investigation which imposes national security and law enforcement-related obligations on the ways in which we store information and otherwise conduct our business. In 2007, the Department of Homeland Security was added as a party to this agreement.

Spectrum Acquisitions

We anticipate that we will need additional spectrum to meet future demand. We can attempt to meet our needs for new spectrum in two ways: by acquiring or leasing spectrum from other spectrum license holders, or by acquiring new spectrum licenses from the FCC through an auction.

Purchase or Lease of Existing Spectrum. The Communications Act and FCC rules require the FCC’s prior approval of the assignment or transfer of control of a license for a wireless system. Before we can complete a purchase or sale of a license, we must file one or more applications with the FCC, which must contain information as to our ownership, our pre- and post-closing spectrum holdings in the market, and other broadband commercial mobile radio service licensees serving the market, as well as why the transaction will serve the public interest. The public is by law granted a period of time to oppose or comment on such applications. Noncontrolling minority interests in an entity that holds an FCC license generally may be bought or sold without FCC approval.

In 2003, the FCC repealed its “spectrum cap” rule, which had limited the total amount of spectrum any entity could hold. However, the FCC still considers the aggregate spectrum that will be held as part of its case-by-case analysis of the competitive impact of a license transfer or merger of companies holding licenses. In many cases, the FCC has imposed conditions on its approval of these transactions, including divestiture of certain spectrum, customers, network facilities and other assets. In addition, such transactions may be subject to notification and expiration or earlier termination of the applicable waiting period under Section 7A of the Clayton Act by either the Federal Trade Commission or the DOJ, as well as approval by, or notification to, state or local regulatory authorities having competent jurisdiction.

FCC rules also allow parties to lease spectrum from licensees. The rules impose various obligations on both the lessee and the licensee and require a number of specific provisions to be included in lease agreements. Under these leasing procedures, we may be able to meet certain spectrum needs by entering into leases with entities holding licenses for that spectrum. Depending on the structure and terms of the lease agreement, prior FCC approval may be required before we can lease spectrum.

Acquisition of Spectrum Through FCC Auction. The Communications Act requires the FCC to award new licenses for most commercial wireless services to applicants through a competitive bidding process. Therefore, if we need additional spectrum, we may be able to acquire that spectrum by participating in an auction for any new licenses that may become available. However, the timing of future auctions, and the spectrum being sold, may not match our needs, and we may not be able to secure the spectrum in the amounts and/or in the markets we seek through a future auction.

The FCC periodically designates for auction additional spectrum that can be used for commercial mobile radio services. In 2007, it auctioned 90 MHz of spectrum in the 1700 and 2100 MHz bands in the AWS, known as “AWS-1.” We were granted 13 licenses in the AWS-1 band pursuant to that auction. However, because portions of the AWS-1 spectrum in various markets currently are used by the federal government or commercial licensees, we and other AWS-1 licensees as well as incumbent users are engaged in the process of “clearing” the spectrum by relocating the incumbent users.

The FCC has also designated two paired 10 MHz blocks of spectrum in the 1900 to 2100 MHz band (known as the PCS H and J blocks or “AWS-2”) and one additional unpaired 20 MHz block in the 2100 MHz band (known as “AWS-3”) for fixed or mobile services, and is currently considering service rules for this spectrum. It has not yet announced when it plans to auction the AWS-2 or AWS-3 spectrum.

In 2008 the FCC auctioned spectrum in the 700 MHz band. We were the high bidder on 109 700 MHz A, B and C block licenses and the FCC granted us those licenses on November 26, 2008. The 700 MHz spectrum was used for UHF television operations, but by law those operations ceased on June 12, 2009. The FCC also adopted service rules that will impose costs on licensees that acquire the 700 MHz band spectrum, including costs relating to minimum coverage mandates by specific dates during the license terms, and, for the C block, “open access” requirements, which generally require licensees of that spectrum to allow customers to use devices and applications of their choice, subject to certain limits.

The FCC is also conducting several proceedings to explore making additional spectrum available for licensed and/or unlicensed use. These proceedings could increase radio interference to our operations from other spectrum users and could impact the ways in which we use spectrum, the capacity of that spectrum to carry traffic, and the value of that spectrum.

Federal Regulation

The FCC does not specify the rates we may charge for our services nor does it require or allow us to file tariffs for our wireless operations. However, the Communications Act states that an entity that provides commercial mobile radio services is a common carrier, and is thus subject to the requirements of the Communications Act that it not charge unjust or unreasonable rates, nor engage in unreasonable discrimination. The FCC may invoke these provisions to regulate the rates, terms and conditions under which we provide service. In addition, under the Communications Act, wireless service providers are considered telecommunications carriers, which makes them subject to a number of other regulatory requirements in their dealings with other carriers and customers. These requirements impose restrictions on our business and increase our costs. Among the requirements that affect us are the following:

Access to Persons with Disabilities. The Communications Act and the FCC’s rules impose obligations on telecommunications carriers and manufacturers to make their services and equipment accessible to individuals with disabilities, if “readily achievable.” In addition, pursuant to the Communications Act and the federal Hearing Aid Compatibility Act, the FCC adopted rules that require wireless service providers to ensure that a specified number or percentage of their digital handset models are built to a specific technical standard that is designed to facilitate their use by hearing-impaired customers. These requirements are being phased in over a period of years with carriers required to meet specific “milestones.” We have met all milestones that have occurred to date. These and other FCC actions in this area may require us to make material changes to our network, product offerings or services at our expense.

Billing. The FCC has adopted rules to govern customer billing by all telecommunications carriers. It has under consideration a rulemaking to consider whether to adopt additional billing rules governing the format of customer bills. Adoption of additional rules could add to the expense of our billing process as systems are modified to conform to any new requirements.

Customer Records. The FCC has adopted rules to implement provisions of the Communications Act that govern the use and disclosure of “consumer proprietary network information,” or “CPNI,” which is defined as certain information that carriers obtain in the course of providing service, such as the amount and duration of, and charges for, individual calls. Carriers are prohibited from disclosing CPNI unless one of the exceptions in the Communications Act or the FCC Rules applies. Carriers are also required to file annual certifications with the FCC documenting their procedures to safeguard CPNI. These requirements have imposed costs on us to develop new procedures and safeguards to protect CPNI, including training of our customer support personnel.

Emergency Services. The FCC has imposed rules for making emergency 911 services available by broadband wireless service providers, including “Enhanced 911” services that provide the caller’s number, location and other information. Wireless service providers are required to take actions enabling them to deliver Enhanced 911 calls upon request by a public safety answering point, or “PSAP,” such as a local police or fire department. Wireless service providers may not demand payment of their costs to deploy either type of Enhanced 911 service as a condition of doing so, although they are permitted to negotiate cost recovery. These rules have required us to make significant investments in our network to deploy Enhanced 911 capabilities.

We must also meet separate Enhanced 911 rules that require us to sell new handsets that are capable of providing location information. We must also comply with rules regulating the accuracy of Enhanced 911 calls that we deliver to PSAPs. In 2007, the FCC adopted more rigorous Enhanced 911 accuracy standards. We and other carriers challenged these rules in the U.S. Court of Appeals for the D.C. Circuit, and in March 2008, the court granted a stay of the rules. The FCC moved the court to vacate and remand the order adopting these rules, and the court granted that motion. The FCC is considering adoption of a set of revised accuracy standards. On November 4, 2008 the FCC adopted an order approving the Alltel Acquisition subject to certain conditions. One of these conditions requires that, following the closing of the Alltel Acquisition on January 9, 2009, we meet certain requirements for the accuracy of our Enhanced 911 systems as measured at a county-by-county level within certain time periods.

Intercarrier Interconnection. The Communications Act and the FCC’s rules grant various rights and impose various obligations on wireless service providers when they interconnect with the facilities of local exchange carriers. Generally, wireless service providers are entitled to “reciprocal compensation,” in which they are entitled to charge the same rates for terminating wireline-to-wireless traffic on their system that the local exchange carriers charge for terminating wireless-to-wireline calls. Interconnection agreements are typically negotiated by carriers, but in the event of a dispute, state public utility commissions, courts and the FCC all have a role in enforcing the interconnection provisions of the Communications Act. Although we have local exchange carrier interconnection agreements in place in most of our service areas, those agreements are subject to modification, expiration or termination in accordance with their terms, which may increase our costs beyond the significant amounts we currently pay for interconnection. We also pay access charges for non-local traffic that is typically carried by interexchange carriers between our network and the network of a local exchange carrier that originates or terminates the call. Access charges are a significant cost to the business. The FCC has begun a proceeding that is reassessing its interconnection compensation rules. The outcome of that proceeding may significantly affect the charges we pay to other carriers and the compensation we receive.

Internet Protocol-Enabled and Broadband Services. The FCC has pending several rulemakings on the regulatory framework for IP-enabled services, including but not limited to VoIP services and broadband Internet access services. It is considering requirements for interconnection, disabilities access, universal service contributions, privacy and other consumer protections that would apply to IP-enabled service providers. The FCC has also adopted a policy statement on “net neutrality,” endorsing the principle that broadband Internet access providers should allow consumers access to all lawful sites, content and applications on the Internet. While none of these FCC proceedings and actions expressly address commercial mobile radio services, they could result in new or modified regulation of our business to the extent that we are treated as providing IP-enabled and/or broadband Internet access services. In addition, legislation was introduced in the last Congress to modify the regulation of high-speed services. Such legislation could add new regulatory obligations on some of our services and/or remove some existing regulations. We expect similar legislation to be proposed in the next Congress.

Local Number Portability, or “LNP.” The FCC requires wireless service providers to allow their wireless customers to keep, or “port,” their telephone numbers when switching to another carrier. This mandate imposes ongoing operational costs on us, particularly through specialized customer care resources. Separate FCC rules require “intermodal” LNP, that is, that a landline customer be able to port his or her number to a wireless service provider, and vice versa, in some situations. Although the number of customers that have ported in from other carriers to us has exceeded the number of customers that port out from us to other carriers, there is no assurance that this favorable “porting balance” will continue.

Number Utilization. The FCC has adopted rules regulating the use of telephone numbers by wireless and other providers as part of an effort to achieve more efficient number utilization. These rules require that wireless service providers be capable of participating in number “pooling” programs and maintain detailed records of numbers used subject to audit. These mandates impose network capital costs as well as increased operating expenses on our business.

Open Access Requirements. The FCC has imposed additional rules on licensees of the 700 MHz C block spectrum. We were the high bidder in the FCC’s Auction 73 for most of the C block licenses, and the FCC granted us these licenses on November 26, 2008. These rules require the licensee to allow subscribers to use the devices and applications of their choice on the licensee’s network, as long as such devices and applications meet the licensee’s published technical specifications for the network and are approved for use through the licensee’s certification process. The FCC also requires that the C block licensee not impose charges or conditions for use of the network that discriminate between devices and applications provided by the licensee and those provided by third parties. These requirements will impose new costs and obligations on us when we begin to use the C block spectrum.

Radiofrequency Emissions. FCC rules limit the permissible human exposure to radiofrequency emissions from antennas located on towers and buildings as well as from handsets. There are different limits for public and for occupational exposure. The FCC has proposed changes to those rules, but has taken no further action. Modifications could require us to make changes to the operation of some of our facilities to maintain compliance with FCC requirements.

Roaming. In 2007, the FCC found that automatic roaming is a common carrier service subject to the Communications Act’s prohibitions against unreasonable rates and terms and unreasonable discrimination. It thus adopted a rule that requires wireless service providers to negotiate automatic roaming arrangements in good faith and allows wireless service providers to bring complaints to the FCC to resolve disputes over those arrangements. This rule could impact the rates and terms of roaming agreements we negotiate to provide roaming services to other wireless service providers. On November 4, 2008 the FCC adopted an order approving the Alltel Acquisition subject to certain conditions. One of these conditions requires that, commencing with the completion of the Alltel Acquisition, we honor roaming rates in existing agreements that Alltel has with regional, small and/or rural carriers for the later of the full term of the agreement with such carrier or for four years. Another condition requires that any regional, small and/or rural carrier that has a roaming agreement with both Verizon Wireless and Alltel pick either agreement to govern all roaming traffic between it and post-merger Verizon Wireless.

Surveillance. The FCC and the Federal Bureau of Investigation have adopted rules to implement the federal Communications Assistance for Law Enforcement Act, or “CALEA.” These rules impose a number of obligations on all telecommunications carriers, including wireless service providers, to upgrade their switches and other equipment to facilitate electronic surveillance of call information (e.g., the number dialed) or call content (the actual content of the conversation or data transmitted) by federal, state and local law enforcement officials. These rules impose costs on us to purchase, install and maintain the software and other equipment that is needed to enable law enforcement, pursuant to a court order or other lawful authorization, to intercept communications carried by us to or from our customers. We have deployed industry standard solutions that provide law enforcement with the capability of accessing communications over our network. In 2005, the FCC determined that CALEA applies to facilities-based broadband Internet access providers and providers of interconnected VoIP services, and it is considering what specific requirements will apply to providers of such services. Although this decision does not expressly address wireless service providers, to the extent the FCC adopts additional capability requirements and applies them to wireless services, its decision may affect the costs we incur to comply with such requirements.

Telemarketing. The FCC has adopted rules to implement federal laws restricting telemarketing. Pursuant to those laws, the Federal Trade Commission established a national “do not call” list on which individuals can place their telephone numbers in order to restrict the telephone solicitations they receive. The FCC’s rules provide that, subject to various exceptions, companies may not make telephone solicitations to these numbers. The FCC’s telemarketing rules impose two sets of obligations on us, first because we are a provider of telecommunications services, and second, to the extent we make telephone solicitations. A separate set of rules prohibit the transmission of unsolicited text messages, or “spam,” sent via the Internet to wireless e-mail addresses, unless the sender obtains express prior authorization. These rules have required us to expend resources to develop new marketing procedures, train our employees, and establish procedures to maintain certain records.

Tower Siting. The Communications Act and the FCC’s rules establish procedures for us and other wireless service providers to install the radio transmitter antennas that are needed to operate our systems. The specific obligations we must comply with depend on whether the antennas are installed on a new or existing tower or building, and where the tower or building is located. The rules restrict siting of towers in environmentally sensitive locations, where the towers would affect a site listed or eligible for listing on the National Register of Historic Places, or where the towers would be located in areas of historic interest to tribal organizations. These rules have in some cases either precluded construction of towers or delayed the process, thereby imposing additional costs. The FCC is also considering additional regulation aimed at protecting migratory birds, which may restrict the height of towers in certain areas or preclude them altogether.

Universal Service. The FCC has established federal universal service requirements that affect wireless service providers. First, wireless service providers are required to contribute to the USF based on their end-user interstate telecommunications revenues. The FCC also regulates how carriers bill customers for universal service contribution costs. The FCC is considering changes to its rules governing contributions to the USF that could increase the proportionate contributions of wireless service providers (relative to landline carriers) to the federal fund. Many states also have enacted or are considering their own additional universal service programs. A number of these state programs require contributions, varying greatly from state to state, from wireless service providers above and beyond contributions to the federal program. Expansion of these state programs will impose a correspondingly growing expense on our business.

Second, wireless service providers are potentially eligible to receive universal service subsidies, but must in return comply with additional regulation imposed by the FCC as well as by states that have adopted their own rules for entities receiving USF subsidies. Wireless service providers that qualify to receive support are known as competitive eligible telecommunications carriers, or “CETCs.” The FCC has been considering various proposals for reducing the size of those subsidies. In June 2008, the FCC froze support to CETCs at the levels paid out in each state as of March 2008, subject to adoption of additional reform. It is currently weighing additional changes to the subsidy system that could affect all recipients of universal service subsidies. Through our position as a partner in wireless licensee partnerships in several markets, as well as through the Rural Cellular Acquisition and the Alltel Acquisition, we currently receive universal service support in a number of markets. The FCC’s November 4, 2008 order approving the Alltel Acquisition requires that we phase out our CETC high cost support by 20% during the first year after the closing of the Alltel Acquisition on January 9, 2009 and by an additional 20% for each of the following three years (e.g., 40% the second year, 60% the third year, 80% the fourth year).

State Regulation and Local Approvals

The rapid growth of the wireless industry has led to an increase in efforts by some state legislatures and state public utility commissions to regulate the wireless industry in ways that may impose additional costs on our business. The Communications Act generally preempts regulation by state and local governments of the entry of, or the rates charged by, wireless service providers. Although a state may petition the FCC to allow it to impose rate regulation, no state has done so. In addition, the Communications Act does not prohibit the states from regulating the other “terms and conditions” of wireless service. While numerous state commissions do not currently have jurisdiction over wireless services, state legislatures may decide to grant them such jurisdiction, and those commissions that already have authority to impose regulations on wireless service providers may adopt new rules.

State efforts to regulate wireless services have included proposals to regulate service quality and coverage, customer billing, customer service contracts, advertising, the use of handsets while driving, and the provision of emergency or alert services. Other efforts have focused on various types of reporting obligations concerning such matters as the deployment of broadband service, network outages and customer complaints. Over the past several years, only a few states have imposed regulation in one or more of these areas, and in 2006 a federal appellate court struck down one such state statute, but we expect these efforts to continue.

We (as well as AT&T and Sprint Nextel) are a party to an Assurance of Voluntary Compliance with 33 State Attorneys General. The Assurance of Voluntary Compliance, which generally reflected our practices at the time it was entered into in 2004, obligates us to disclose certain rates and terms during a sales transaction, to provide maps depicting coverage, and to comply with various requirements regarding advertising, billing and other practices.

At the state and local level, wireless facilities are subject to zoning and land use regulation. Under the Communications Act, neither state nor local governments may categorically prohibit the construction of wireless facilities in any community or take actions, such as indefinite moratoria, which have the effect of prohibiting service. Nonetheless, securing state and local government approvals for new tower sites has been and is likely to continue to be a difficult, lengthy and expensive process.

States also share authority over our intercarrier interconnection agreements with other carriers by, for example, setting the rates that apply to the exchange of local traffic, the access rates that we must pay to terminate local exchange carriers for non-local traffic, and the rates we pay for transiting services. States have adopted regulations governing procedures for negotiating and arbitrating interconnection agreements, and some have adopted laws or regulations governing these matters. Moreover, a number of incumbent local exchange carriers, or “ILECs,” in rural areas have sought to impose unilateral “termination tariffs” that purported to impose high, unilateral charges for terminating the traffic that we send them. In February 2005, the FCC prohibited rural ILECs from enforcing such tariffs on a going forward basis, requiring that wireless service providers and rural ILECs negotiate the terms for compensation. This ruling should over time moderate the costs of terminating wireless calls to customers of rural ILECs. We are involved in a number of proceedings before courts and state public utility commissions over our interconnection agreements and the rates we pay to send traffic. The outcomes of these proceedings may impact the amounts we pay in order to deliver our customers’ traffic to other carriers.

Finally, state and local governments have become more active in imposing fees and taxes on wireless service providers and services to raise general revenues and to pay for various regulatory programs. These new fees and taxes are often not imposed on other businesses and either increase our costs of doing business or, if imposed by law on or passed through by us to customers, increase our customers’ cost of service, which can affect the demand for our services.

Properties

We currently maintain our corporate headquarters at Verizon Center in Basking Ridge, New Jersey. Verizon Center is owned by a subsidiary of Verizon Communications, and we lease space at this facility.

We also had four area and 21 regional offices located throughout the United States as of June 30, 2009. In addition, we maintain facilities throughout the United States comprised of administrative and sales offices, customer care centers, retail sales locations, switching centers, cell sites and data centers. Locations are generally leased to provide maximum flexibility, with the exception of switching centers, which are usually owned due to their critical role in the network and high set-up and relocation costs.

As of June 30, 2009, we operated approximately 2,500 retail stores and kiosks that support our direct distribution channel. Additionally, we had 223 offices and 211 storage facilities of varying sizes. At that date, network properties included 254 switches at 205 switching locations and approximately 44,800 cell site locations. We believe that our facilities are suitable for their purposes and that additional properties can be secured for our anticipated needs, although we may have difficulty obtaining additional cell sites. In connection with the Alltel integration process, we anticipate cost savings will be achieved from, among other things, the elimination of unneeded retail, network and other facilities. For example, as of the date of this prospectus, we have ceased operating approximately 250 retail stores in the retained Alltel markets.

Our gross investment in plant, property and equipment consisted of the following at June 30, 2009 and December 31, 2008:

(Dollars in millions)	June 30, 2009	December 31, 2008
Land and improvements	$279	$151
Buildings	9,152	8,025
Wireless plant equipment	39,779	37,121
Furniture, fixtures and equipment	4,515	3,915
Leasehold improvements	3,636	2,912

Gross plant, property and equipment	$57,361	$52,124

Legal Proceedings

We are a defendant, along with other wireless service providers, wireless phone manufacturers, standard-setting bodies, industry trade associations and others, in lawsuits alleging personal injuries, including brain cancer, from wireless phone use, including Murray v. Motorola, Inc., et al., filed November 15, 2001; Agro v. Motorola, Inc., et al., filed February 26, 2002; Cochran v. Audiovox Corp., et al., filed February 26, 2002; and Schwamb v. Qualcomm Inc., et al., filed February 26, 2002, all filed in the Superior Court for the District of Columbia. Cellular One Group and Western Wireless Corp., both Alltel-related entities, are also named as defendants in these lawsuits. Plaintiffs in these four suits seek compensatory, consequential and/or punitive damages. On August 24, 2007, the Superior Court granted defendants’ motion to dismiss the actions on preemption grounds. Plaintiffs’ appeal to the District of Columbia Court of Appeals is pending.

In addition, on February 2, 2007, we were served with a second amended complaint in Jasso, et al. v. Verizon Wireless, et al., an action by pro se plaintiffs that was filed on November 30, 2005 in the U.S. District Court, Eastern District of California, alleging various illnesses as a result of alleged exposure to radiofrequency emissions from radiofrequency antennas that plaintiffs claim failed to comply with federal regulatory emissions standards. Plaintiffs seek unspecified compensatory and exemplary damages and attorneys’ fees. On March 31, 2009, the District Court granted defendants’ motion for summary judgment and dismissed the two remaining claims in the case. Plaintiffs have appealed the dismissal.

We and various other wireless service providers and phone manufacturers are also defendants in a statewide class action relating to wireless phone use, Farina, et al. v. Nokia Inc., et al., U.S. District Court, Eastern District of Pennsylvania, filed April 19, 2001. Plaintiff alleges that wireless phones are defective because defendants fail to include a proper warning about alleged adverse health effects, fail to encourage the use of a headset and fail to include a headset with the phone. Plaintiff also alleges that the sale of wireless phones without a hands-free device facilitates the violation of certain state laws restricting the use of wireless phones without a hands-free device while operating a motor vehicle. Plaintiff seeks damages and injunctive relief requiring defendants to provide headsets to all class members. On September 2, 2008, the court dismissed all claims on preemption grounds. Plaintiff’s appeal to the U.S. Court of Appeals for the Third Circuit is pending.

We are a defendant in a putative nationwide class action, Cowit et al. v. Cellco Partnership d/b/a Verizon Wireless, filed July 22, 2005 in the Court of Common Pleas, Hamilton County, Ohio, alleging that all roaming charges assessed by us under the America’s Choice I plan were improper; that we improperly charge roaming for in-network calls advertised as “free”; and that we failed to disclose that roaming service is unavailable under the America’s Choice II plan. The second amended complaint asserts claims of breach of contract, fraud, promissory estoppel, unjust enrichment, conversion, negligent misrepresentation and violations of the Ohio Deceptive Trade Practices Act and Ohio Consumer Sales Practice Act. The complaint seeks compensatory and punitive damages, attorneys’ fees and injunctive relief. On September 11, 2007, the court denied our motion to dismiss the breach of contract claims. On July 7, 2008, the court certified a nationwide class of America’s Choice II subscribers who allegedly were promised but did not receive “free” roaming service, and the court denied certification of the remaining putative classes. The parties appealed the trial court’s class certification order. The Ohio Court of Appeals affirmed the trial court’s order on April 3, 2009, and the Ohio Supreme Court denied the parties’ petitions for review.

We are a defendant in a putative nationwide class action, Demmick, et al. v. Cellco Partnership, filed May 11, 2006 in the U.S. District Court for the District of New Jersey, alleging that (i) while we charge one rate for after-allowance minutes on the primary line in our Family SharePlan and a different, higher rate on the secondary lines, we have an undisclosed policy of billing all after-allowance minutes at the higher per minute rate applicable to the secondary lines, and (ii) we improperly billed for in-network calls that should have been provided without charge to certain subscribers. Plaintiffs assert violations of the Federal Communications Act, the New Jersey Consumer Fraud Act and the Maryland Consumer Protection Act, as well as claims of breach of contract and fraud. Plaintiffs seek unspecified compensatory and punitive damages and attorneys’ fees. The parties have completed class discovery, and plaintiffs have indicated that they will move for class certification, which we will oppose.

We are also a defendant in a putative statewide class action, Ruwe v. Cellco Partnership, et al. (formerly Gellis v. Cellco Partnership, et al.), filed in the U.S. District Court for the Northern District of California on June 12, 2007. Plaintiff in Ruwe challenges the legality of our $5 minimum late payment fee and $15 reconnect fee on behalf of a class of California subscribers. Plaintiff asserts violation of California Civil Code Section 1671, claims of deceptive practices under California Consumers Legal Remedies Act, unfair business practices under California Business and Professional Code Section 17200 and unjust enrichment. Plaintiff seeks money damages, injunctive relief and attorneys’ fees. The court has denied our motions to dismiss the complaint on the ground that state regulation of the late fee and reconnect fee are preempted by federal law. On May 27, 2009, we moved the court to stay the action pending proceedings before the FCC. The court granted our motion to stay the matter pending the outcome of proceedings before the FCC on whether state-law challenges to late fees are preempted by federal law.

On or about September 7, 2007, NTP, Inc., or “NTP,” commenced patent infringement lawsuits against us and other wireless service providers, NTP, Inc. v. Cellco Partnership d/b/a Verizon Wireless, filed in the U.S. District Court for the Eastern District of Virginia. NTP alleges that certain mobile e-mail devices infringe eight NTP patents, and seeks damages and an injunction against the sale of such mobile e-mail devices. On November 2, 2007, the court stayed this case pending the re-examination of NTP’s patents by the U.S. Patent & Trademark Office.

Pursuant to a November 2006 Compliance Audit Agreement between the United States Environmental Protection Agency, or the “EPA,” and us, which we refer to as the “Audit Agreement,” we have concluded an audit of our cell sites and switch and non-retail building facilities. The audit identified potential violations of various laws governing hazardous substance reporting, air permitting and spill plan preparation. In accordance with the Audit Agreement, we and the EPA entered into a consent agreement that addresses the potential violations. The consent agreement, which was fully executed on May 14, 2009, was subject to public comment through July 22, 2009, and we are awaiting approval by the EPA Environmental Appeals Board before the agreement becomes final. While we do not believe that any of the alleged violations has resulted in a release or threatened release, aggregate penalties will exceed $100,000 because of the number of facilities operated by us. We do not believe that the penalties ultimately incurred and the cost of remedying any alleged violations will be material.

We are a defendant in other various purported consumer class actions, brought on behalf of customers throughout the country, relating to our advertising, sales, billing and collection practices, as well as Attorney General investigations regarding such issues. We are a defendant in various purported collective actions, class actions and other matters brought on behalf of employees and former employees relating to the payment of wages, including claims for overtime pay. We are also defending other legal actions involving claims incidental to the normal conduct of our business, including actions by customers, vendors and employees. We believe that these other actions will not be material to our consolidated financial statements.

MANAGEMENT

The following table presents information regarding current members of our board of representatives and our executive officers.

Name	Age	Position
Ivan G. Seidenberg	62	Chairman of the Board of Representatives
Vittorio Colao	47	Representative
Dennis F. Strigl(1)	63	Representative
Marc C. Reed	50	Representative
John F. Killian	54	Representative
Andrew N. Halford	50	Representative
Steve Pusey	48	Representative
Terry D. Kramer	49	Representative
Lowell C. McAdam	55	Representative, President and Chief Executive Officer
Daniel S. Mead	56	Executive Vice President and Chief Operating Officer
John G. Stratton	48	Executive Vice President and Chief Marketing Officer
Anthony J. Melone	49	Senior Vice President and Chief Technical Officer
Roger Gurnani	48	Senior Vice President—Product Development
John Townsend	46	Vice President and Chief Financial Officer
Ajay Waghray	48	Vice President—Information Systems and Chief Information Officer
Martha Delehanty	44	Vice President—Human Resources
Steven E. Zipperstein	50	Vice President—Legal & External Affairs, General Counsel and Secretary
James J. Gerace	46	Vice President—Corporate Communications
Margaret P. Feldman	51	Vice President—Business Development

(1)	Mr. Strigl, who was appointed to our board of representatives by Verizon Communications, announced on September 3, 2009 that he plans to retire from Verizon Communications by the end of 2009. He will resign from the board effective upon his retirement. As of the date of this prospectus, Verizon Communications has not designated a replacement to serve on the board.

Ivan G. Seidenberg has been Chairman of the board of representatives of Verizon Wireless since 2000. He has served as Chairman and Chief Executive Officer for Verizon Communications since 2004. From 2002 to 2004, he was Verizon Communications’ President and Chief Executive Officer.

Vittorio Colao has been a member of our board of representatives since July 2008. He has served as Chief Executive for Vodafone Group since July 2008. From 2006 to 2008, he served as Chief Executive Officer, Europe and Deputy Chief Executive of Vodafone Group. From 2004 to 2006, he served as Chief Executive Officer of RCS Media Group in Milan.

Dennis F. Strigl has been a member of our board of representatives since 2000. He has served as President and Chief Operating Officer for Verizon Communications since 2007. Prior to this position he was Verizon Wireless’ President and Chief Executive Officer and Verizon Communications’ Executive Vice President since 2000. He serves on the boards of directors of Eastman Kodak Company, PNC Financial Services Group, Inc. and PNC Bank.

Marc C. Reed has been a member of our board of representatives since 2007. He has served as Executive Vice President—Human Resources for Verizon Communications since 2004. From 2000 to 2004, he served as Verizon Wireless’ Vice President—Human Resources.

John F. Killian has been a member of our board of representatives since April 2009. He has served as Executive Vice President and Chief Financial Officer for Verizon Communications since March 2009. From 2005 to 2009, he served as the President of Verizon Business. From 2003 to 2005, he served as Senior Vice President and Chief Financial Officer of Verizon Telecom. He serves on the board of directors of ConEdison, Inc.

Andrew N. Halford has been a member of our board of representatives since 2005. He has served as Chief Financial Officer for Vodafone Group since 2005. From 2002 to 2005, he served as Verizon Wireless’ Vice President and Chief Financial Officer.

Steve Pusey has been a member of our board of representatives since January 2009. He has served as Global Chief Technology Officer for Vodafone Group since 2006. Prior to joining Vodafone in 2006, Mr. Pusey was President of Europe and Asia for Nortel from 2001 to 2005.

Terry D. Kramer has been a member of our board of representatives since 2008. In August 2009, he became Regional President-Vodafone Americas. In 2008, Mr. Kramer was named Vodafone Group Strategy and Business Improvement Director. He became Vodafone’s Group Human Resources Director and Chief of Staff of Vodafone in 2006. Prior to joining Vodafone in 2005, Mr. Kramer held senior executive positions with Q Comm International from 2003 to 2005, and prior to that held various positions at PacTel/AirTouch Communications.

Lowell C. McAdam has been a member of our board of representatives since 2003. He has served as President and Chief Executive Officer for Verizon Wireless since 2007. From 2000 to 2007, he served as Verizon Wireless’ Executive Vice President and Chief Operating Officer.

Daniel S. Mead has served as Executive Vice President and Chief Operating Officer for Verizon Wireless since October 2009. From January 2009 to October 2009, he served as President of Verizon Telecom. From 2005 to 2009, he served as President—Verizon Services Operations. From 2001 to 2005, he served as Verizon Wireless’ President for the Midwest Area.

John G. Stratton has served as Executive Vice President and Chief Marketing Officer for Verizon Wireless since October 2009. From 2007 to 2009, he served as Executive Vice President and Chief Marketing Officer for Verizon Communications. From 2001 to 2007, he served as Verizon Wireless’ Vice President and Chief Marketing Officer.

Anthony J. Melone has served as Senior Vice President and Chief Technical Officer for Verizon Wireless since 2007. From 2000 to 2007, he served as Verizon Wireless’ Staff Vice President—Network Planning and Administration.

Roger Gurnani has served as Senior Vice President—Product Development for Verizon Wireless since April 2009. From 2008 to 2009, he served as Senior Vice President of Network Product Integration for Verizon Communications. From 2005 to 2008, he served as West Area President of Verizon Wireless. From 2000 to 2005, he served as Verizon Wireless’ Vice President and Chief Information Officer.

John Townsend has served as Vice President and Chief Financial Officer for Verizon Wireless since 2005. From 1993 to 2005, Mr. Townsend held a number of senior positions within the Vodafone Group, including Chief Financial Officer of Europolitan Holdings AB in Sweden, Chief Financial Officer of Vodafone Australia and Chief Financial Officer of Vodafone UK.

Ajay Waghray has served as Vice President and Chief Information Officer for Verizon Wireless since 2007. From 2000 to 2007, he served as Verizon Wireless’ Chief Information Officer for the Midwest Area and Vice President of Information Technology.

Martha Delehanty has served as Vice President—Human Resources for Verizon Wireless since 2004. From 2000 to 2004, she served as Verizon Wireless’ Executive Director—Employee Relations.

Steven E. Zipperstein has served as Vice President—Legal and External Affairs, General Counsel and Secretary for Verizon Wireless since 2004. From 2000 to 2004, Mr. Zipperstein served as Senior Vice President and Deputy General Counsel at Verizon Communications.

James J. Gerace has served as Vice President—Corporate Communications for Verizon Wireless since 2000.

Margaret P. Feldman has served as Vice President—Business Development for Verizon Wireless since 2001.

Recent Management Changes

On October 2, 2009, our Executive Vice President and Chief Operating Officer, Jack Plating, announced his plans to retire from the Company by the end of 2009, and on October 5, 2009, Daniel S. Mead was appointed as our new Executive Vice President and Chief Operating Officer. In addition, on October 5, 2009, John G. Stratton was appointed as our Executive Vice President and Chief Marketing Officer.

Code of Ethics

Verizon Wireless has adopted a code of ethics, as that term is defined in Item 406(b) of Regulation S-K, which applies to our Chief Executive Officer and our Chief Financial Officer, who is also our Chief Accounting Officer. A copy of this code may be found on our website at aboutus.vzw.com/pdfs/Code_of_Conduct.pdf. We will post any amendments to, or any waiver granted to any executive officer under, this code on our website.

Director Independence

Though not formally considered by our board of representatives because all of our partnership interests are held by subsidiaries of Verizon Communications and Vodafone, we do not believe that any of our representatives would be considered “independent” under the listing standards of the New York Stock Exchange.

Audit Committee

The audit committee of the board of representatives of Verizon Wireless is comprised of Mr. Halford and Mr. Killian. The board of representatives of Verizon Wireless determined that both members of the audit committee are audit committee financial experts, as that term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Discussion and Analysis

As described above, we are a partnership which is owned 55% by subsidiaries of Verizon Communications and 45% by subsidiaries of Vodafone. Our ownership structure affects the manner in which our compensation decisions are made with respect to our executives, including our named executive officers. The Human Resources Committee of our Board of Representatives (“Verizon Wireless Committee”) is comprised of one employee of Verizon Communications and one employee of Vodafone. The current Verizon Wireless Committee members are Marc C. Reed, Executive Vice President-Human Resources for Verizon Communications and Terry Kramer, Regional President—Vodafone Americas.

During 2008, our named executive officers were:

Lowell C. McAdam	President and Chief Executive Officer
Jack D. Plating	Executive Vice President and Chief Operating Officer
John Townsend	Vice President and Chief Financial Officer
Steven E. Zipperstein	Vice President-Legal & External Affairs, General Counsel and Secretary
Anthony J. Melone	Senior Vice President and Chief Technical Officer

Our chief executive officer, Mr. McAdam, is also an executive officer of Verizon Communications. Mr. McAdam participates in Verizon Communications’ compensation and benefit plans, which are governed and administered by the Human Resources Committee of the Board of Directors of Verizon Communications (the “Verizon Committee”). We reimburse Verizon Communications for the expenses associated with Mr. McAdam’s compensation, with any cash compensation reimbursed on a dollar for dollar basis, and expenses associated with any equity-based awards reimbursed based on the financial accounting expense related to these awards, as determined in accordance with SFAS No. 123(R).

The Verizon Committee has retained Pearl Meyer & Partners as its consultant and for purposes of this disclosure we refer to the compensation consultant as the Consultant.

Our chief financial officer, Mr. Townsend, is an employee of Vodafone. Mr. Townsend became our Chief Financial Officer in 2005 pursuant to a secondment agreement with Vodafone. All of Mr. Townsend’s compensation and benefits are determined and provided by Vodafone. We reimburse Vodafone for the compensation payable to Mr. Townsend, and pay Vodafone certain administrative fees in connection with this arrangement.

The Verizon Wireless Committee establishes and administers the compensation and benefit plans (other than the Verizon Communications Inc. Long-Term Incentive Plan) for our executive officers other than Messrs. McAdam and Townsend.

The sections below include explanations of the material elements of the compensation programs and compensation decisions made with respect to (i) Mr. McAdam (pages 91-102), (ii) Messrs. Plating, Zipperstein and Melone (pages 102-107), and (iii) Mr. Townsend (pages 107-109).

Compensation for Lowell McAdam—Determined by the Verizon Committee

In this section, references to Verizon Communications’ named executive officers are references to the five named executive officers appearing in Verizon Communications’ proxy statement for its 2009 Annual Meeting of Shareholders. This disclosure is provided below to describe the compensation decisions with respect to Mr. McAdam, who is an Executive Vice President of Verizon Communications and is one of its named executive officers, and the operation of the Verizon Communications Long-Term Incentive Plan, in which all of our executive officers other than Mr. Townsend participate.

Compensation Objectives

Align Executives’ and Shareholders’ Interests and Promote Short-Term Performance and Long-Term Growth

To promote a performance-based culture that links the interests of management and shareholders, the Verizon Committee has developed a compensation program that focuses extensively on variable, performance-based compensation. The largest portion of compensation is based on performance against challenging pre-established metrics and the smallest portion is based on fixed compensation (base salary). In addition, the program does not include such fixed compensation elements as guaranteed defined benefit pension and supplemental pension benefits.

In establishing the performance objectives used in Verizon Communications’ pay-for-performance program, the Verizon Committee balances the importance of meeting Verizon Communications’ short-term business goals with the need to create shareholder value over the longer term. To ensure that the interests of Verizon Communications executives remain closely aligned with the interests of its shareholders, long-term compensation opportunities represent more than three times the compensation opportunities related to short-term performance. In addition, the Verizon Committee has attempted to structure the compensation program and the performance metrics to discourage executives from taking undue business risks to meet performance targets.

In motivating executives to achieve short- and long-term goals, the Verizon Committee has established incentive awards that are earned based on Verizon Communications’ performance over one- and three-year periods. After considering a variety of data, including the practices of its peers, trends and input from large institutional investors, the Verizon Committee determined that Verizon Communications’ short-term compensation opportunities should continue to be based upon Verizon Communications’ stand-alone performance against absolute goals, while Verizon Communications’ long-term compensation opportunities should continue to be based upon Verizon Communications’ performance relative to peer companies.

Attract, Retain and Motivate High-Performing Executives

In order to attract, retain and motivate executives, Verizon Communications’ compensation program features:

•

Compensation opportunities that are competitive with Verizon Communications’ peer companies. The Verizon Committee generally targets total compensation opportunities to fall within the 60th to 65 th percentile of the Related Dow Peers. The Verizon Committee believes that this is an appropriate level of compensation because of the significant depth of each executive’s experience, Verizon Communications’ emphasis on performance-based incentive pay and the elimination of certain fixed pay elements, including guaranteed defined benefit pension and supplemental pension benefits.

•	Three-year long-term performance cycles that encourage high-performing executives to remain with the company.

Elements of Compensation

In setting total compensation at competitive levels, the Verizon Committee determines the appropriate balance between:

•	Fixed and variable pay elements;

•	Short- and long-term pay elements; and

•	Cash and equity-based pay elements.

The following table illustrates the elements of Verizon Communications’ compensation program and the Verizon Committee’s weighting of each.

Pay Element	Primary Objective	% of Compensation (Approximate)
Base salary	Attract and compensate high-performing and experienced executives	10%
Annual incentive opportunity	Motivate executives to achieve challenging short-term performance measures	20%
Long-term incentive opportunity	Align executives’ interests with those of shareholders to grow long-term value and retain executives	70%

The Verizon Communications named executive officers are eligible to receive medical, disability and savings plan benefits that are generally provided to all management employees. They are also eligible for certain executive life insurance, financial planning and corporate transportation benefits, which are provided in order to attract and retain high-performing executives and to minimize any risks to the executives’ safety and security.

Role of Benchmarking and the Related Dow Peers

In order to determine whether the compensation opportunities for executives are appropriate and competitive, the Verizon Committee compares each named executive officer’s total compensation opportunity to the total compensation opportunities for executives in comparable positions at peer companies. Prior to 2008, the Verizon Committee used an industry peer group and a market peer group for this purpose. In 2008, the Verizon Committee began using a single peer group that includes the 29 companies (other than Verizon Communications) in the Dow Jones Industrial Average, plus Verizon Communications’ four largest competitors that are not included in the Dow Jones Industrial Average. This group is referred to as the Related Dow Peers.

In the Verizon Committee’s view, the Related Dow Peers represent Verizon Communications’ primary competitors for executive talent and investor dollars. In addition, the ongoing consolidation in the telecommunications industry has greatly reduced the number of similarly-sized industry competitors, and a variety of non-traditional competitors have entered the marketplace. As a result of these changes, the Industry Peers no longer represent the most relevant standard for comparison. Accordingly, the Verizon Committee determined that it was appropriate to benchmark both total compensation opportunities and Verizon Communications’ relative stock performance under its long-term incentive plan against the Related Dow Peers.

The Verizon Committee also believes that this group of companies, which is reflected in an established and recognizable index that includes both similarly-sized companies and Verizon Communications’ largest industry competitors, provides a consistent measure of Verizon Communications’ performance and makes it easier for shareholders to evaluate, monitor and understand Verizon Communications’ compensation program.

The following chart lists the companies included in the Related Dow Peers as of December 31, 2008. It shows their net income, annual revenue and total employees as reported as of each company’s 2008 fiscal year-end, and it also shows each company’s market capitalization based on publicly available market data as of December 31, 2008.

RELATED DOW PEERS

Company	Market Capitalization* ($ Millions)	Net Income ($ Millions)	Revenue ($ Millions)	Total Employees
3M	39,873	3,460	25,269	79,183
Alcoa	9,012	(74)	26,901	87,000
American Express	21,516	2,699	31,920	66,000
AT&T	167,951	12,867	124,028	301,000
Bank of America	70,648	4,008	113,106	243,000
Boeing	31,270	2,672	60,909	162,200
Caterpillar	26,946	3,557	51,324	112,887
Chevron	150,292	23,931	255,112	67,000
Citigroup	36,566	(27,684)	105,756	322,800
Coca-Cola	104,735	5,807	31,944	92,400
Comcast	48,016	2,547	34,256	100,000
Du Pont (E.I.)	22,830	2,007	30,529	60,000
Exxon Mobil	406,067	45,220	425,071	79,900
General Electric	170,033	17,410	180,929	323,000
General Motors	1,953	(30,860)	148,979	243,000
Hewlett-Packard	87,684	8,329	118,364	321,000
Home Depot	39,029	4,395	77,349	221,700
IBM	113,065	12,334	103,630	398,455
Intel	81,539	5,292	37,586	83,900
Johnson & Johnson	166,002	12,949	63,747	118,700
JP Morgan Chase	117,681	5,605	101,491	224,961
Kraft Foods	39,446	2,901	42,201	98,000
McDonald’s	69,314	4,313	23,522	400,000
Merck	64,271	7,808	23,850	55,200
Microsoft	172,930	17,681	60,420	91,000
Pfizer	119,417	8,104	48,296	81,800
Procter & Gamble	184,576	12,075	83,503	138,000
Qwest	6,200	681	13,475	32,937
Sprint Nextel	5,228	(2,796)	35,635	56,000
Time Warner	36,090	(13,402)	46,984	87,000
UTC	50,953	4,689	58,681	223,100
Wal-Mart	219,898	12,731	378,799	2,100,000
Walt Disney	42,000	4,427	37,843	150,000
Verizon Communications	96,292	6,428	97,354	223,900
Verizon Communications’ Ranking	13	13	12	11

*	Source: Bloomberg Professional Services

2008 Annual Base Salary

The Verizon Committee determines an executive’s base salary after reviewing the competitive pay practices of the Related Dow Peers for comparable positions, considering the scope of the executive’s responsibility and experience and discussing it with the Consultant. The Verizon Committee also discusses its assessment of the other named executive officers with the CEO. For 2008, the Verizon Committee determined that the data supported a 3% base salary increase for Mr. McAdam.

2008 Short-Term Incentive Compensation

The Verizon Communications Short-Term Incentive Plan, which is referred to as the Short-Term Plan, motivates executives to achieve challenging short-term performance goals. Each year, the Verizon Committee establishes the potential value of the opportunities under the Short-Term Plan, as well as the performance targets to achieve these opportunities.

The Verizon Committee sets the value of the opportunities under the Short-Term Plan based on the scope of the executive’s responsibility and on the competitive pay practices of the Related Dow Peers for comparable positions. These opportunities are established as threshold, target and maximum opportunities that are dependent on achieving different performance measures. The Short-Term Plan award opportunities for Mr. McAdam are shown in the Grants of Plan-Based Awards table on page 112. The Verizon Committee may reduce but not increase a participant’s maximum total award under the Short-Term Plan.

The 2008 target Short-Term Plan award opportunity for Mr. McAdam was $928,125, which was increased from the target level established for his 2007 award as a result of his 3% base salary increase for 2008.

Whether, and the extent to which, the Verizon Communications named executive officers earn the targeted Short-Term Plan award is determined based on whether Verizon Communications achieves performance measures established by the Verizon Committee.

Determination of Annual Performance Measures

The Verizon Committee reviews and establishes the performance measures for the Short-Term Plan on an annual basis to ensure that the program design appropriately motivates executives to achieve challenging financial and operational performance goals.

In the first quarter of 2008, the Verizon Committee reviewed and approved the following annual financial and operating performance measures for all of Verizon Communications’ executives, including its named executive officers, and ascribed to each the weighting shown below.

Performance Measure	% of Total Award at Target
Adjusted EPS	60%
Revenue Growth	35%
Diversity	5%

The Verizon Committee believes that shareholders and the investment community primarily evaluate Verizon Communications based on its consolidated performance. Accordingly, the Verizon Committee based the Short-Term Plan award opportunities for all of its named executive officers on two company-wide financial performance measures, as determined by top line revenue growth and bottom line Adjusted EPS. The Verizon Committee also recognized that the executives must successfully manage the challenges for each business segment to create revenue growth and segment operating earnings in order to achieve the overall Verizon Communications performance goals.

Adjusted EPS. The Verizon Committee views Adjusted EPS as an important indicator of Verizon Communications’ success. The Verizon Committee has selected Adjusted EPS as one of the performance measures under the Short-Term Plan because it is broadly used and recognized by investors as a significant indicator of Verizon Communications’ ongoing operational performance. Adjusted EPS excludes non-recurring and non-operational items, such as impairments and gains and losses from discontinued operations, business combinations, changes in accounting principles, extraordinary items and restructurings. As a result, Adjusted EPS is not positively or negatively impacted from period to period by these types of items, so it better reflects the relative success of Verizon Communications’ ongoing business.

In setting the Adjusted EPS target for 2008 and in evaluating Verizon Communications’ success in meeting that target, the Verizon Committee took into account that Verizon Communications’ stock repurchases were within the limits of the stock repurchase plan approved by the Board of Directors of Verizon Communications at the time the Adjusted EPS target was established.

In addition, the Verizon Committee’s policy requires the exclusion of the effect of any net impact from pension income and other postretirement benefit costs. For 2008, the Verizon Committee reviewed the net contribution of pension income and postretirement benefit costs to Adjusted EPS and determined the Adjusted EPS measure for compensation purposes after excluding the impact of any net benefit from pension income and other postretirement benefit costs.

Revenue Growth. The Verizon Committee also views consolidated adjusted total revenue growth as another important indicator of Verizon Communications’ success in managing its capital investments. This measure reflects the level of penetration of products and services in key market segments. Using this measure provides balance within the Short-Term Plan because executives can only achieve a maximum total award when there is both significant revenue growth and significant profitability.

Diversity. Verizon Communications is committed to promoting diversity among its employees and to recognizing and encouraging the contribution of diverse business partners to Verizon Communications’ success. To reflect that important commitment, the 2008 performance measures also include a diversity measure.

The value of the Short-Term Plan award opportunity for each performance measure varies depending on Verizon Communications’ performance with respect to that measure. For each measure, (i) if performance exceeds the target performance, the value of the opportunity for that measure will be greater than the target opportunity but not above the maximum award opportunity for that measure; (ii) if performance is below the target but exceeds the threshold performance, the value of the opportunity for that measure will be between the target and threshold values for that measure; and (iii) if performance is below the threshold performance, no value will be paid with respect to that measure. If Verizon Communications’ performance is below the threshold for all of the performance measures, no award will be paid under the Short-Term Plan for that year.

In addition, under the Short-Term Plan no awards may be paid if Verizon Communications’ return on equity for the plan year, calculated based on adjusted net income, does not exceed 8%, even if some or all of the performance measures are achieved.

The Verizon Committee believes that these performance measures are appropriate to motivate Verizon Communications’ executives to achieve outstanding short-term results and to build value for shareholders.

2008 Annual Performance Measures

The 2008 performance measures for the Verizon Communications named executive officers are shown below:

•	An Adjusted EPS target range of $2.53-$2.56;

•	A consolidated adjusted total revenue growth target range of 4% to 5%; and

•

A diversity target of (i) having 50% of new hires and promotions at and above the manager level consist of minority and female candidates, and (ii) directing at least $25 million in supplier spending at the corporate level to minority- and female-owned or operated firms.

2008 Verizon Communications Results and Annual Performance Awards

Despite a recessionary economy, Verizon Communications reported strong 2008 results including:

•	Return on equity of 14.3%[1];

•

Adjusted EPS of $2.54[1], which, after considering the net impact of pension income and other postretirement benefit costs, for compensation purposes was 1.6% lower than the target performance measure range as described above;

•	Consolidated adjusted total revenue growth of 5.1%[2], or 2.2% higher than the target performance measure range as described above; and

•	122% of the diversity measure for new hires and promotions and 133% of the diversity supplier spending measure.

After considering the level of performance described above, the Verizon Committee approved payment of Short-Term Plan awards at 95% of the target level. Based on this determination, Mr. McAdam’s Short-Term Plan award was $881,719.

Long-Term Incentive Compensation

The Verizon Communications Long-Term Incentive Plan, which is referred to as the Long-Term Plan, rewards participants for the creation of long-term shareholder value over a three-year period. In considering the appropriate duration of the performance cycle under the Long-Term Plan, the Verizon Committee believes that it is important to establish a period that is longer than one year in order to meaningfully evaluate the performance of long-term strategies and the effect on value returned to shareholders. The Verizon Committee determined that a three-year performance cycle for the Long-Term Plan awards was appropriate.

For each performance cycle, the Verizon Committee establishes target award opportunities that are set as a percentage of base salary. Since 2006, the Verizon Committee has maintained the target award opportunity for each named executive officer at the same level.

Currently, long-term incentive awards consist of Performance Share Units, referred to as PSUs, and Restricted Stock Units, referred to as RSUs. The PSUs and RSUs are paid in cash so that the number of Verizon Communications shares outstanding does not increase when they are paid and accordingly, there is no equity dilution to Verizon Communications’ shareholders.

[1]	For 2008, adjusted net income and Adjusted EPS exclude the following items:

•	Merger integration costs;

•	Access line spin-off related charges;

•	Investment-related charges; and

•	Severance, pension and benefit charges.

[2]

For 2008, consolidated adjusted total revenue differs from consolidated total revenue due to reclassifications made to reported revenues to reflect comparable operating results for the spin-off of the wireline segment’s non-strategic local exchange and related business assets in Maine, New Hampshire and Vermont.

The value of each PSU is equal to the value of one share of Verizon Communications common stock and accrues dividend equivalents that are deemed to be reinvested in PSUs. The dividend equivalents are only paid to the extent that PSUs are vested and earned. The Verizon Committee determines an executive’s compensation opportunity by assuming that he or she will earn 100% of the PSUs initially awarded in any performance cycle. However, the number of PSUs that are actually earned and paid is determined based on Verizon Communications’ total shareholder return, or TSR, as compared to a designated peer group over the three-year performance cycle. The final value of each PSU is based on the closing price of Verizon Communications’ stock on the last trading day of the year that the performance cycle ends. As a result, awarding PSUs provides a strong incentive to senior management to outperform other major companies that are viewed as alternatives to an investment in Verizon Communications.

On the date of the award, the Verizon Committee also establishes the number of RSUs that may be earned over an award cycle. The value of each RSU is equal to the value of one share of Verizon Communications common stock and accrues dividend equivalents that are deemed to be reinvested in RSUs. The dividend equivalents are only paid to the extent that RSUs are vested and earned. The 2008 RSU awards are payable at the end of the three-year award cycle based on Verizon Communications’ closing stock price on the last trading day of the year that the award cycle ends and provide a retention-oriented award linked with Verizon Communications’ stock price.

2008 Long-Term Plan Award Opportunities

For 2008, Mr. McAdam received 60% of his 2008 Long-Term Plan award opportunity in the form of PSUs and 40% in the form of RSUs. This allocation reflects the Verizon Committee’s focus on encouraging both outstanding relative TSR performance and the retention of the Verizon Communications’ highly-qualified senior management team.

The following table shows the Long-Term Plan awards granted to Mr. McAdam during 2008. A description of the 2008 PSU awards, including the performance requirements, follows the table.

Named Executive Officer	2008 Target Award Value in Total	Target % of Base Salary	Award Mix at Target
			PSUs (Based on Relative TSR)	RSUs
Mr. McAdam	$4,331,250	525%	60%	40%

Terms of 2008 PSU Awards

The following table shows the percentage of PSUs that were originally awarded for the 2008-2010 performance cycle that can be earned based on a range of relative TSR positioning compared with the companies in the Related Dow Peers.

Verizon Communications’ Relative TSR Ranking Among the Companies in the Related Dow Peers	Percentage of Awarded PSUs that will be Earned	Performance Level
1 – 4	200%	Maximum
5 – 8	175%	Above Target, Below Maximum
9 – 12	150%
13 – 16	100%	Target
17 – 21	75%	Below Target, Above Threshold
22 – 25	50%	Threshold
26 – 34	0%	Below Threshold

Verizon Communications’ TSR during the three-year performance cycle must rank at least 16th among the members of the Related Dow Peers in order to earn 100% of the target number of PSUs. Similarly, the maximum number of PSUs (200% of target) can only be earned if Verizon Communications’ TSR during the three-year performance cycle ranks among the top four companies, representing approximately the 90th percentile of the companies in the Related Dow Peers. If Verizon Communications’ TSR during the three-year performance cycle falls below approximately the 25th percentile of the companies in the Related Dow Peers, none of the PSUs will be earned.

Terms of 2006 PSU Awards

With respect to the PSUs awarded in 2006, the Verizon Committee determined the number of PSUs a participant earned based on Verizon Communications’ TSR for the 2006-2008 three-year performance cycle relative to the TSRs of:

•	The companies in a telecommunications industry peer group shown below, referred to as the Industry Peers (60% weight); and

•	The companies in the S&P 500 Index (40% weight).

For PSUs awarded prior to the 2008–2010 award cycle, including the 2006 PSU awards, the Verizon Committee compared Verizon Communications’ stock performance to the Industry Peers to determine a portion of the award. The Industry Peers were selected because they are companies that compete directly with Verizon Communications for customers and are generally affected by similar market and regulatory conditions. The Verizon Committee based the remainder of the award on Verizon Communications’ TSR performance compared to the companies in the S&P 500 Index in order to approximate the value of Verizon Communications’ performance compared to a common investment alternative for shareholders.

The following chart shows the Industry Peers as of December 31, 2008. As previously indicated, the Industry Peers include companies in Verizon Communications’ industry sector (regardless of size) that provide wireline, wireless and broadband communications services.

INDUSTRY PEERS

AT&T	Comcast	Qwest
Cablevision	Frontier Communications	Sprint Nextel
CenturyTel	Level 3 Communications	Time Warner
Charter Communications

The following table illustrates the percentages of the PSUs initially awarded for the 2006-2008 performance cycle that could potentially be earned based on a range of relative TSR performance.

		Verizon Communications’ Relative TSR Position Compared to S&P 500
		less than 20th percentile	20th percentile	50th percentile	55th percentile	75th percentile	100th percentile
Verizon Communications’ Relative TSR Position Compared to Industry Peers	less than 20th percentile	0%	16%	40%	44%	60%	80%
	20th percentile	18%	34%	58%	62%	78%	98%
	50th percentile	45%	61%	85%	89%	105%	125%
	55th percentile	60%	76%	100%	104%	120%	140%
	75th percentile	90%	106%	130%	134%	150%	170%
	100th percentile	120%	136%	160%	164%	180%	200%

As the chart illustrates, the target award is payable if Verizon Communications’ results are at the 55th percentile when compared to the Industry Peers and the 50th percentile when compared to the companies in the S&P 500 Index.

2006 PSUs Earned by the Named Executive Officers and All Other Plan Participants. Over the three-year performance cycle ending on December 31, 2008, Verizon Communications’ TSR ranked in the 61st percentile when compared to the Industry Peers and in the 62nd percentile when compared to the S&P 500 Index companies, significantly outperforming both peer groups. The payout is based on Verizon Communications’ performance over the entire three-year cycle. As a result, the Verizon Committee approved in 2009 a payment to all participants of 123% of the number of PSUs awarded for the 2006-2008 performance cycle, based on Verizon Communications’ closing stock price of $33.90 on December 31, 2008.

Other Elements of the Total Compensation Program

Transportation

Verizon Communications provides certain aircraft and ground transportation benefits to enhance the safety and security of certain of its named executive officers. Additional information on Verizon Communications-provided transportation is included in footnote 5 to the Summary Compensation Table on page 111.

Executive Life Insurance

Verizon Communications offers the named executive officers and other executive employees the opportunity to participate in an executive life insurance program in lieu of participation in the Verizon Communications’ basic and supplemental life insurance programs. The Verizon Committee believes that this program provides an important recruiting and retention tool that is an important component of Verizon Communications’ overall compensation plan. Additional information on this program is provided in footnote 5 to the Summary Compensation Table on page 111.

Financial Planning

Verizon Communications provides a voluntary Verizon Communications-sponsored financial planning benefit program for its named executive officers and other executive employees. Additional information on this program is provided in footnote 5 to the Summary Compensation Table on page 111.

Retirement Benefits

Effective June 30, 2006, Verizon Communications stopped all future pension accruals under its management tax-qualified and supplemental defined benefit retirement plans. The Verizon Committee determined that guaranteed pay in the form of pension and supplemental executive retirement benefits was not consistent with Verizon Communications’ pay-for-performance culture. The legacy retirement benefits that were previously provided to Mr. McAdam are described in more detail in the footnotes accompanying the Pension Benefits table on pages 114-115.

During 2008, all of Verizon Communications’ management employees, including its named executive officers, were eligible to participate in the Verizon Communications’ tax-qualified and nonqualified savings plans. These plans are described in the section entitled Defined Contribution Savings Plans on pages 115-116.

Tax and Accounting Considerations

Federal income tax law generally prohibits publicly-held companies from deducting compensation paid to a named executive officer (other than a chief financial officer) that exceeds $1 million during the tax year unless it is based upon attaining pre-established performance measures that are set by the Verizon Committee pursuant to a plan approved by Verizon Communications’ shareholders.

Verizon Management has advised the Verizon Committee that the compensation paid to its named executive officers under the Short-Term Plan currently meets the performance-based exception and is deductible. However, if those executives receive compensation for the 2008-2010 performance cycle under the Long-Term Plan, those payments will not qualify for a deduction because the categories of performance measures under the Long-Term Plan for that grant were last approved by shareholders in 2001.

In May 2009, Verizon Communications’ shareholders approved the amended and restated Verizon Communications Inc. Long-Term Incentive Plan. Under the amended and restated Verizon Communications Inc. Long-Term Incentive Plan, it shall be presumed, unless the Verizon Committee indicates to the contrary, that all awards to employees are intended to meet the performance-based exception and therefore be deductible.

The Verizon Committee also considers the effect of certain accounting rules that apply to the various aspects of the compensation program available to the named executive officers. The Verizon Committee reviews potential accounting effects in determining whether its compensation actions are in the best interests of Verizon Communications and its shareholders. By paying the PSUs and RSUs in cash, the number of Verizon Communications shares outstanding does not increase and this avoids the equity dilution that would result from paying the awards in stock. The Verizon Committee has been advised by Verizon management that the impact of the variable accounting treatment required for those awards (as opposed to fixed accounting treatment) will depend on future stock performance.

Employment Agreements, Severance and Change in Control Benefits

In 2000, Verizon Wireless entered into an employment agreement with Mr. McAdam, who was a senior executive of Verizon Wireless at that time, but not an executive officer of Verizon Communications. Mr. McAdam’s employment agreement was assumed by Verizon Communications when he became an executive officer of Verizon Communications in 2007.

The compensation level established under Mr. McAdam’s employment agreement reflects Verizon Communications’ general compensation practices, as applicable to his position, at the time the agreement was entered into.

The severance benefits and the circumstances under which they would be payable were based on Mr. McAdam’s position and tenure with Verizon Communications and competitive practices among Verizon Communications’ peers at the time of execution of the agreements. Consistent with these competitive practices, the definitions of “cause” and “good reason” incorporated into the agreements were selected to assure that Mr. McAdam would be fairly compensated in the event that Verizon Communications denied him the opportunity to fulfill the terms of his agreement, or materially altered the terms and conditions under which he was to perform his services. These severance benefits are described in more detail in the Severance and Change in Control Benefits tables on pages 118-122.

Stock Ownership Guidelines

To further align the interests of Verizon Communications’ management with those of its shareholders, the Verizon Committee has approved guidelines that require each Verizon Communications named executive officer and other executives to maintain certain stock ownership levels.

•

These guidelines require the CEO to maintain share ownership equal to at least five times his base salary and require the other named executive officers, including Mr. McAdam, to maintain share ownership equal to at least four times their base salaries.

•	Executives must achieve the guideline level of ownership within five years of being promoted to that position.

•	The guidelines also prohibit an executive from short-selling or engaging in any financial activity where they would benefit from a decline in Verizon Communications’ stock price.

In determining whether an executive meets the required ownership level, the calculation includes any shares held by the executive directly or through a broker, shares held through the Verizon Communications 401(k) plan or the Verizon Communications nonqualified savings plan and other deferred compensation plans and arrangements that are valued by reference to Verizon Communications’ stock. Beginning in 2008, the calculation does not include any existing or future PSUs and RSUs that are payable in cash. Executives are required to meet the ownership level for their position under these revised guidelines within three years.

Recovery of Incentive Payments

The Verizon Committee believes that it is appropriate that Verizon Communications’ compensation plans and agreements provide for financial penalties to an executive who engages in fraudulent or other inappropriate conduct. Accordingly, the Verizon Committee has adopted a policy that enables Verizon Communications to recapture incentive payments received by an executive who has engaged in misconduct.

Compensation for Messrs. Plating, Zipperstein and Melone—Determined by the Verizon Wireless Committee

As a majority owned, indirect subsidiary of Verizon Communications, the executive compensation programs in effect at Verizon Wireless are generally structured similarly to those described above with respect to Mr. McAdam’s compensation from Verizon Communications. With regard to long-term incentive compensation, all of our named executives (other than Mr. Townsend) participate in the Verizon Communications Long-Term Plan. However, there are differences between the two compensation programs. The following describes the Verizon Wireless executive compensation programs and the decisions made with respect to the Company’s executive officers who are compensated directly by Verizon Wireless. Accordingly, all references in this section to “the named executive officers” are intended to refer solely to Messrs. Plating, Zipperstein and Melone.

Compensation Objectives

Align Executives’ and Verizon Communications Shareholders’ Interests and Promote Short-Term Performance and Long-Term Growth

To promote a performance-based culture that links the interests of management and our owners, the Verizon Wireless Committee has developed a compensation program that focuses extensively on variable, performance-based compensation. The largest portion of compensation is based on performance against challenging pre-established metrics and the smallest portion is based on fixed compensation (base salary). In addition, the program does not include such fixed compensation elements as guaranteed defined benefit pension and supplemental pension benefits.

In establishing the performance objectives used in the Company’s pay-for-performance program, the Verizon Wireless Committee balances the importance of meeting the Company’s short-term business goals with the need to create value for our owners and their shareholders over the longer term. To ensure that the interests of the executives remain closely aligned with the interests of the shareholders of Verizon Communications, long-term compensation opportunities represent more than three times the compensation opportunities related to short-term performance. In addition, the Verizon Wireless Committee has attempted to structure the compensation program and the performance metrics to discourage executives from taking undue business risks to meet performance targets.

In motivating executives to achieve short- and long-term goals, the Verizon Wireless Committee has established incentive awards that are earned based on the Company’s performance over a one-year period and Verizon Communications’ relative stock performance over a three-year period. The Verizon Wireless Committee determined that the Company’s short-term compensation opportunities should be based upon the Company’s stand-alone performance against absolute goals, while long-term compensation opportunities should be based upon the performance of Verizon Communications’ stock relative to peer companies over a three-year period. Since Verizon Wireless comprises a significant portion of Verizon Communications’ business, the Verizon Wireless Committee believes that Verizon Communications’ relative stock performance is a reflection of Verizon Wireless’ overall long-term performance and, accordingly, has elected to tie long-term compensation opportunities to Verizon Communications’ relative stock performance.

Elements of Compensation

In setting total compensation at competitive levels, the Verizon Wireless Committee determines the appropriate balance between:

•	Fixed and variable pay elements;

•	Short- and long-term pay elements; and

•	Cash and equity-based pay elements.

The following table illustrates the elements of the Company’s compensation program and the Verizon Wireless Committee’s weighting of each.

Pay Element	Primary Objective	% of Compensation (Approximate)
Base salary	Attract and compensate high-performing and experienced executives	17%
Annual incentive opportunity	Motivate executives to achieve challenging short-term performance measures	17%
Long-term incentive opportunity	Align executives’ interests with those of Verizon Communications shareholders to grow long-term value and retain executives	66%

The named executive officers are eligible to receive medical, disability and savings plan benefits that are generally provided to all employees of Verizon Wireless. They are also eligible for certain executive life insurance and financial planning which are provided in order to attract and retain high-performing executives.

2008 Annual Base Salary

The Verizon Wireless Committee determines an executive’s base salary after reviewing the pay levels of positions similar in scope and responsibility at companies of comparable size to Verizon Wireless as set forth in proprietary compensation surveys and publicly available compensation data. For 2008, the Verizon Wireless Committee determined that the competitive pay data supported a 3% base salary increase for Messrs. Plating, Zipperstein and Melone.

2008 Short-Term Incentive Compensation

The Verizon Wireless Short-Term Incentive Plan, which is referred to as the Wireless Short-Term Plan, motivates executives to achieve challenging short-term performance goals. Each year, the Verizon Wireless Committee establishes the potential value of the opportunities under the Wireless Short-Term Plan, as well as the performance targets to achieve these opportunities, for the named executive officers.

The Verizon Wireless Committee sets the value of the opportunities under the Wireless Short-Term Plan based on the scope of the executive’s responsibility and on competitive pay practices for comparable positions. These opportunities are established as threshold, target and maximum opportunities that are dependent on achieving different performance measures. The Wireless Short-Term Plan award opportunities for each of the named executive officers are shown in the Grants of Plan-Based Awards table on page 112. The Verizon Wireless Committee may reduce but not increase a participant’s maximum total award under the Wireless Short-Term Plan.

The following chart shows the 2008 target Wireless Short-Term Plan award opportunity for each of the named executive officers:

Named Executive Officer	Target 2008 Wireless Short-Term Plan Award Opportunity
Mr. Plating	$579,375
Mr. Zipperstein	$385,200
Mr. Melone	$292,500

The 2008 target award opportunities for Messrs. Plating, Zipperstein and Melone were increased as a result of their 2008 base salary increases. Whether, and the extent to which, the named executive officers earn the targeted Wireless Short-Term Plan award is determined based on whether the Company achieves the performance measures established by the Verizon Wireless Committee.

Determination of Annual Performance Measures

The Verizon Wireless Committee reviews and establishes the performance measures for the Wireless Short-Term Plan on an annual basis to ensure that the program design appropriately motivates executives to achieve challenging financial and operational performance goals.

In the first quarter of 2008, the Verizon Wireless Committee reviewed and approved the following annual financial and operating performance measures for the named executive officers and ascribed to each the weighting shown below.

Performance Measure	% of Total Award at Target
EBITDA(1)	35%
Total Revenue	25%
Operating Metrics	20%
Customer Care	15%
Diversity	5%

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization. It adds depreciation and amortization to operating income.

The value of the Wireless Short-Term Plan award opportunity for each performance measure varies depending on performance with respect to that measure. For each measure, (i) if performance exceeds the target performance, the value of the opportunity for that measure will be greater than the target opportunity but not above the maximum award opportunity for that measure; (ii) if performance is below the target but exceeds the threshold performance, the value of the opportunity for that measure will be between the target and threshold values for that measure; and (iii) if performance is below the threshold performance, no value will be paid with respect to that measure. If performance is below the threshold for all of the performance measures, no award will be paid under the Wireless Short-Term Plan for that year.

The Verizon Wireless Committee believes that these performance measures are appropriate to motivate the Company’s executives to achieve outstanding short-term results and to build value for our owners and their shareholders.

The 2008 performance measures for the named executive officers are shown below:

Verizon Wireless 2008 Annual Performance Measures

•	EBITDA target of $19.6 billion[1];

•	Total adjusted revenue of $50 billion[1];

•	An operating performance measure of 7.1 million net retail customer additions[1];

•	A composite customer service/network performance measure of 100, based on internal baseline testing and third-party wins, and overall customer satisfaction and loyalty; and

•

A diversity target of (i) having 50% of new hires and promotions at and above the manager level consist of minority and female candidates, and (ii) directing at least $1 billion in supplier spending to minority- and female-owned or operated firms.

Verizon Wireless 2008 Company Results and Annual Performance Awards

Despite a recessionary economy, the Company reported strong 2008 results including:

•	EBITDA of $19.2 billion[1];

•	Total adjusted revenue of $49 billion[1];

•	Net retail customer additions of 5.8 million[1];

•	Composite customer service/network performance achievement of 106%; and

•	112% of the diversity measure for new hires and promotions and 113% of the diversity supplier spending measure.

After considering the level of performance described above, the Verizon Wireless Committee approved payment of the Wireless Short-Term Plan awards at 100% of the target level for Messrs. Plating, Zipperstein and Melone. Even though some of the financial and operating measures were below their targeted levels, the Verizon Wireless Committee determined that it was appropriate to pay the Wireless Short-Term Plan awards at target because Verizon Wireless significantly outperformed all other wireless companies with respect to almost all of the performance measures. The following table shows the amount of the Wireless Short-Term Plan awards paid to each named executive officer.

Named Executive Officer	Actual Wireless Short-Term Plan Award
Mr. Plating	$579,375
Mr. Zipperstein	$385,200
Mr. Melone	$292,500

Long-Term Incentive Compensation

The Long-Term Plan is administered by the Verizon Committee and is designed to reward participants for the creation of long-term shareholder value over a three-year period. The design and administration of the Long-Term Plan are described on pages 97-100. For each performance cycle, the Verizon Wireless Committee establishes target award opportunities that are set as a percentage of base salary for the named executive officers. Since 2006, the Verizon Wireless Committee has maintained the target award opportunity for each named executive officer at the same level.

[1]	For 2008, EBITDA, total adjusted revenue and net retail customer additions exclude Rural Cellular Communications.

2008 Long-Term Plan Award Opportunities

For 2008, the named executive officers received 60% of their 2008 Long-Term Plan award opportunity in the form of PSUs and 40% in the form of RSUs. This allocation reflects the Verizon Committee’s focus on encouraging both outstanding relative TSR performance and the retention of the Company’s highly-qualified senior management team.

The following table shows the Long-Term Plan awards granted to the named executive officers during 2008. A description of the 2008 PSU awards, including the performance requirements, is set forth on pages 98-99.

	2008 Target Award Value in Total	Target % of Base Salary	Award Mix at Target
Named Executive Officer			PSUs (Based on Relative TSR)	RSUs
Mr. Plating	$2,575,000	500%	60%	40%
Mr. Zipperstein	$1,284,000	300%	60%	40%
Mr. Melone	$975,000	300%	60%	40%

2006 PSUs Earned by the Named Executive Officers and All Other Plan Participants. The terms of the 2006 PSU awards are described on pages 99-100. Over the three-year performance cycle ending on December 31, 2008, Verizon Communication’s TSR ranked in the 61st percentile when compared to the Industry Peers and in the 62nd percentile when compared to the S&P 500 Index companies, significantly outperforming both peer groups. The payout is based on Verizon Communication’s performance over the entire three-year cycle. As a result, the Verizon Committee approved in 2009 a payment to all participants of 123% of the number of PSUs awarded for the 2006-2008 performance cycle, based on Verizon Communication’s closing stock price of $33.90 on December 31, 2008.

Other Elements of the Total Compensation Program

The Company offers the named executive officers the opportunity to participate in an executive life insurance program and also provides a voluntary Company-sponsored financial planning benefit program. These programs are the same as those offered to the Verizon Communications’ named executive officers and are described in more detail on pages 100-101.

During 2008, all of the Company’s employees, including the named executive officers, were eligible to participate in the Company’s tax-qualified and nonqualified savings plans. These plans are described in the section entitled Defined Contribution Savings Plans on pages 115-116.

Employment Agreements, Severance and Change in Control Benefits

The Company has employment agreements with Mr. Plating and Mr. Zipperstein. Mr. Melone does not have an employment agreement with the Company. The compensation levels established under each of the employment agreements reflect the Company’s general compensation practices, as applicable to each individual’s position, at the time the agreements were entered into.

The severance benefits and the circumstances under which they would be payable were based on each executive’s position and tenure with the Company and competitive practices among the Company’s peers at the time of execution of the agreements. Consistent with these competitive practices, the definitions of “cause” and “good reason” incorporated into the agreements were selected to assure that the executives would be fairly compensated in the event that the Company denied them the opportunity to fulfill the terms of their agreements, or materially altered the terms and conditions under which they were to perform their services. These severance benefits are described in more detail in the Severance and Change in Control Benefits tables on pages 118-122.

Stock Ownership Guidelines

To further align the interests of the Company’s management with those of Verizon Communications’ shareholders, the Verizon Wireless Committee has approved the same stock ownership guidelines for our named executive officers as Verizon Communications, as described on pages 101-102. The Verizon Wireless Committee believes that aligning the interests of its management with those of Verizon Communications shareholders is appropriate because Verizon Communications is the majority stakeholder in the Company and Verizon Communications’ stock performance is a reflection of Verizon Wireless’ overall performance.

Recovery of Incentive Payments

The Verizon Wireless Committee believes that it is appropriate that the Company’s compensation plans and agreements provide for financial penalties to an executive who engages in fraudulent or other inappropriate conduct. Accordingly, the Company has adopted a policy that enables the Company to recapture incentive payments received by an executive who has engaged in misconduct.

Compensation for Mr. Townsend—Determined by the Vodafone Committee

Mr. Townsend’s compensation is paid in pounds sterling and for purposes of this disclosure, all of the amounts shown are in U.S. dollars using the December 31, 2008 exchange rate of £ = $1.44792. Vodafone’s fiscal year ends on March 31 of each year. For purposes of this disclosure, all information pertaining to Mr. Townsend’s compensation has been calculated on a pro-rata basis to be consistent with the Company’s fiscal year-end of December 31, 2008.

The Remuneration Committee (“Vodafone Committee”) of the Vodafone Board of Directors establishes and administers the compensation and benefit plans for Vodafone’s executive directors. Although Mr. Townsend is not an Executive Director, he is a member of Vodafone senior management. The principles of the Vodafone Committee’s compensation and benefit plans are cascaded to members of Vodafone senior management, where appropriate. The compensation of Vodafone senior management, including Mr. Townsend’s compensation, is approved by the Vodafone Group CEO.

Vodafone wishes to provide a level of compensation which attracts, retains and motivates its executives of the highest caliber. To maximize the effectiveness of the compensation program, careful consideration is given to aligning compensation with shareholder interests and with best practice. The goal of the compensation program is to:

•	ensure a competitive total compensation package as benchmarked against relevant companies and markets;

•	drive alignment to Vodafone’s strategy through short-term incentive opportunity; and

•	deliver a high proportion of total compensation through long-term equity payments.

In setting Mr. Townsend’s total compensation, Vodafone reviews competitive pay practices in the UK for positions similar in scope and responsibility to Mr. Townsend using proprietary compensation survey data.

A high proportion of compensation is awarded through short-term and long-term performance-related compensation. The Vodafone Committee believes that incorporating and setting appropriate performance measures and targets in the compensation program is paramount. This is reflected in an appropriate balance of operational and equity performance.

The following table illustrates the elements of Mr. Townsend’s compensation program and the Vodafone Committee’s weighting of each.

Pay Element	Primary Objective	% of Compensation (Approximate)
Base salary	Attract and compensate high-performing and experienced executives	27.5%
Annual incentive opportunity	Motivate executives to achieve challenging short-term performance measures	27.5%
Long-term incentive opportunity	Align executives’ interests with those of shareholders to grow long-term value and retain executives	45.0%

2008 Base Salary

After reviewing the competitive pay practices for similar positions and taking into account experience and skills, Mr. Townsend received a 4% base salary increase in 2008.

2008 Short-Term Incentive Compensation

Mr. Townsend participates in Vodafone’s Global Short-Term Incentive Plan, which is referred to as the GSTIP. The GSTIP is an annual global incentive plan for Vodafone’s senior manager population and is used to incentivize performance of participants against a common set of performance measures that are consistent across Vodafone. At the end of the plan year, a business achievement percentage is determined for each entity based on its achievement against the targets established. The GSTIP payment for the plan year is determined by applying the business achievement to the participants’ target percentage and then adjusted to reflect individual performance. The target GSTIP award is 100% of base salary earned over Vodafone’s financial year, with 200% maximum for exceptional performance. For Mr. Townsend’s June 2008 GSTIP award payout, his target award opportunity was $380,151 under the terms of the Vodafone program.

The Vodafone Committee reviews and sets the GSTIP performance targets on an annual basis to motivate senior managers to achieve challenging and operational performance goals. The following performance measures were approved for Mr. Townsend based on Verizon Wireless specific targets, and ascribed to each the weighting shown below.

Performance Measure	% of Total Award at Target
Operating Profit	33 1/3%
Free Cash Flow	33 1/3%
Service Revenue	33 1/3%

Operating Profit, Free Cash Flow and Service Revenue. The Vodafone Committee views these three key performance measures as covering the key financial elements of the strategy (revenue stimulation, cost control and overall growth in Verizon Wireless). During Vodafone’s 2007/2008 financial year, Verizon Wireless’ overall performance exceeded Vodafone’s expected performance measure targets for Verizon Wireless, resulting in a payout to Mr. Townsend in excess of the target payout.

In addition to the financial measures described above, there is an individual performance multiplier applied to the overall bonus level calculated from the business performance. The individual performance multiplier can range from 80% to 120%. The final multiplier is approved by the Vodafone Group CEO.

After considering the level of performance against the performance measures described above and the individual performance multiplier to be applied for Mr. Townsend, a final GSTIP payment of approximately 113% of the target level was approved for Mr. Townsend. The actual amount of Mr. Townsend’s June 2008 GSTIP award payout was $428,219.

Long-Term Incentive Compensation

Mr. Townsend participates in the Vodafone Global Long-Term Incentive plan, which is referred to as the GLTI. The GLTI is administered at the discretion of the Vodafone Committee. Beginning in 2008, long-term incentive compensation will be awarded in the form of restricted stock units under Vodafone's Global Incentive Plan rules. The Vodafone Committee does not foresee a requirement to award options in the immediate future. GLTI share awards do not accrue any dividends over the three-year vesting period.

The GLTI is the main long-term equity vehicle for Vodafone senior management and it is designed to motivate and retain key individuals who are assessed highly against the following three criteria: potential, business criticality and scarce skills. The assessment of the individual against these criteria determines their award level, which is then provided in restricted stock units. The units vest after three years subject to the participant remaining in employment over this period. There are no dividends received on the restricted stock units during the restricted period.

Mr. Townsend also received an AllShares award of 290 shares under Vodafone’s Global Incentive Plan rules. AllShares is a restricted stock units award that vests in two years, is subject to continued employment with Vodafone, and is not dependent on performance.

Other Elements of the Total Compensation Program

Mr. Townsend participates in the Vodafone Group Share Incentive Plan. Under this plan, Mr. Townsend may contribute up to a maximum of $181 per month (£125), to enable trustees of the plan to purchase shares in Vodafone stock on his behalf, with an equivalent number of shares being purchased for him by Vodafone. As of December 31, 2008, Mr. Townsend has contributed $2,172 of his base salary to the plan and the value of the shares contributed by Vodafone is $2,172.

Mr. Townsend participates in the Vodafone Group Pension Scheme, or the “Scheme,” which is a defined benefit scheme. The pensionable remuneration covered by the Scheme is capped at an annual rate of $159,271. For Mr. Townsend, the earliest retirement age is 55; normal retirement age for all other Vodafone directors is age 60. Mr. Townsend also participates in the Vodafone UK Defined Contribution Pension Plan, or the “Plan,” which is a defined contribution arrangement. Vodafone makes contributions to the Plan based on 25% of Mr. Townsend’s salary in excess of $159,271. This is a money purchase fund, which can be used to purchase an annuity at retirement. The fund is invested through a trust on behalf of Mr. Townsend.

Mr. Townsend receives a number of allowances relating to his UK service and his overseas working allowances which are noted under “All Other Compensation” in the Summary Compensation Table for 2008 and includes an additional responsibility premium of $58,641, a car allowance of $15,638, an international assignment allowance of $92,414, company contributions to the Plan of $57,917 and company contributions to the Share Incentive Plan of $2,172.

International Assignment Agreement, Severance and Change In Control Benefits

The services of Mr. Townsend were seconded to us by Vodafone on January 1, 2005. Mr. Townsend has an international assignment agreement with Vodafone, which sets forth the key provisions of his compensation including his compensation level and other payments and benefits associated with his assignment with the Company. The severance and change in control benefits and the circumstances under which they would be payable are described on page 122.

Compensation Tables

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards(1) ($) (e)	Option Awards(2) ($) (f)	Non-Equity Incentive Plan Compensation(3) ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4) ($) (h)	All Other Compensation(5) ($) (i)	Total ($) (j)
Lowell C. McAdam	2008	823,077	0	4,829,516	(696,813)	881,719	1,310,261	288,945	7,436,705
President and Chief Executive Officer	2007	800,000	0	8,507,034	7,210,476	1,032,000	207,429	332,224	18,089,163

Jack D. Plating Executive Vice President and Chief Operating Officer	2008	513,846	0	1,770,710	86,638	579,375	55,524	241,262	3,247,355

John Townsend Vice President and Chief Financial Officer	2008	398,757	0	293,040	38,979	428,219	473,470	226,782	1,859,247

Steven E. Zipperstein Vice President Legal & External Affairs, General Counsel and Secretary	2008	427,000	0	1,277,544	0	385,200	43,470	128,416	2,261,630

Anthony J. Melone Senior Vice President and Chief Technical Officer	2008	320,000	0	1,253,382	0	292,500	279	85,637	1,951,798

(1)	The amounts in this column reflect the accounting expense incurred in 2008 in accordance with SFAS No. 123(R) for the outstanding PSU and RSU awards granted to the named executive officers in 2008, 2007 and 2006. The accounting expense is calculated using:

•

The entire grant date fair value of the 2008 awards for Messrs. McAdam, Plating and Melone and one-third of such grant date fair value for Mr. Zipperstein, in each case assuming that 85% of the 2008 PSU awards will be earned;

•

The change in value of all of the PSU and RSU awards during 2008 based on $33.90, the closing price of Verizon Communications’ common stock on December 31, 2008, and (i) assuming that 85% of the 2007 and 2008 PSU awards will be earned and (ii) using the actual payout of the 2006 PSU awards as described under “—Long-Term Incentive Compensation”; and

•	The accrued dividend equivalent units on the outstanding awards (the dividend equivalent units on the PSU awards are paid only to the extent that the associated awards are ultimately paid).

In addition, the accounting expense for Mr. McAdam includes vesting of one-third of his 2006 PSU and RSU awards and for Messrs. Zipperstein and Melone, vesting of one-third of their 2006 and 2007 PSU and RSU awards. The 2008 accounting expense is also based on the assumptions described in note 11 to Verizon Wireless’ consolidated financial statements for the year ended December 31, 2008, as included in this prospectus. For Mr. Townsend, the accounting expense includes vesting of one-sixth of his 2005 performance shares, one-third of his 2006 and 2007 performance shares, one-sixth of his 2008 restricted stock award, one-quarter of his 2006 and 2008 AllShares and one-half of his 2007 AllShares and were determined using International Financial Reporting Standard 2, Share-based Payment (IFRS 2) as such awards pertain to the ordinary shares of Vodafone; Vodafone does not report its equity awards in accordance with SFAS No. 123(R). As its principal trading market is outside the United States, its financial statements are not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

(2)	The amounts in this column reflect the accounting expense (credit) that the Company incurred in 2008 and 2007 in accordance with SFAS No. 123(R) for cash-settled partnership value appreciation rights previously granted to Messrs. McAdam and Plating under the 2000 Verizon Wireless Long-Term Incentive Plan. The accounting expense (credit) is based on the assumptions described in note 11 to Verizon Wireless’ consolidated financial statements for the year ended December 31, 2008, as included in this prospectus. For Mr. Townsend, the accounting expense includes vesting of one-sixth of his 2005 and 2008 options and one-third of his 2006 and 2007 options and were determined using IFRS 2 as such awards pertain to the ordinary shares of Vodafone; Vodafone does not report its equity awards in accordance with SFAS No. 123(R). As its principal trading market is outside the United States, its financial statements are not prepared in accordance with GAAP.

(3)	The amounts in this column for 2008 reflect the 2008 Wireless Short-Term Plan award paid to Messrs. Plating, Zipperstein and Melone as described under “—Compensation Determined by the Verizon Wireless Compensation Committee—2008 Short-Term Incentive Compensation” and the 2008 Verizon Communications Short-Term Incentive Plan award paid to Mr. McAdam in February 2009, as described under “—Compensation determined by the Verizon Communications Compensation Committee—2008 Short-Term Incentive Compensation.” Mr. Townsend’s 2007 Global Short-Term incentive award, as described under “—Compensation determined by the Vodafone Committee—Short-Term Incentive Compensation,” was paid in June 2008.

(4)	The amounts in this column for 2008 reflect the sum of the change in the actuarial present value for the defined benefit plans and the above-market earnings on nonqualified deferred compensation plans as follows: $1,299,472 and $10,789 for Mr. McAdam; $273 and $55,251 for Mr. Plating; $5,628 and $37,842 for Mr. Zipperstein. For Mr. Melone, there was a reduction of $252 in pension value based on the applicable calculation formula and accordingly, the amount shown in this column only reflects above market earnings. All accruals under the Verizon Wireless pension plan were frozen as of December 31, 2006. Mr. Townsend participates in the Vodafone Group Pension Scheme, which is a defined benefit plan. The sum of the change of the present value in 2008 for Mr. Townsend was $473,470. Mr. Townsend does not participate in any nonqualified deferred compensation plans.

(5)	The following table provides detail for 2008 compensation reported in the “All Other Compensation” column:

Name	Personal Use of Company Aircraft (a) ($)	Financial Planning Allowance (b) ($)	Personal Travel (c) ($)	Company Contributions to the Qualified Savings Plan ($)	Company Contributions to the Nonqualified Deferral Plan ($)	Company Contributions to the Life Insurance Benefit (d) ($)	Taxes Associated with Personal Travel and Life Insurance (e) ($)	All Other Compensation Total ($)
Mr. McAdam	1,495	10,000	8,191	18,300	129,757	61,770	59,432	288,945
Mr. Plating	NA	0	12,495	17,928	64,363	72,793	73,683	241,262
Mr. Zipperstein	NA	10,000	0	17,158	60,840	21,684	18,734	128,416
Mr. Melone	NA	7,417	0	20,204	30,029	15,015	12,972	85,637

(a)	The aggregate incremental cost of the personal use of a Verizon Communications aircraft is determined by multiplying the total 2008 personal flight hours by the incremental aircraft cost per hour. The incremental aircraft cost per hour is derived by adding the annual aircraft maintenance costs, fuel costs, aircraft trip expenses and crew trip expenses, and then dividing by the total annual flight hours.

(b)	The Company provides Messrs. McAdam, Zipperstein and Melone with a financial planning allowance equal to the Company’s payment for the services up to $10,000. Each officer receives imputed income on 50% of the value reported.

(c)	The aggregate incremental cost of personal travel is equal to the direct expense related to lodging, ground transportation, meals and other travel-related items.

(d)	Executive life insurance is available to Messrs. McAdam, Plating, Zipperstein and Melone on a voluntary basis. Executives who choose to participate in this program are excluded from the basic and supplemental life insurance programs that Verizon Communications and Verizon Wireless provide to general employees. The executive owns the insurance policy and is responsible for paying the premiums. However, Verizon Communications or Verizon Wireless pay each executive an amount that covers part of the premium, which is shown in this column. Executives who choose not to participate in the executive life insurance program do not receive a payment. For Messrs. McAdam, Plating, Zipperstein and Melone, the executive life insurance policy provides a death benefit equal to five times the sum of the executive’s base salary plus their short-term incentive opportunity at the threshold level if the executive dies before the earlier of the fifth anniversary of their retirement date or the date on which the executive reaches age 60. If an executive continues the policy after the earlier of those dates, the death benefit is reduced to two times the executive’s base salary as of such earlier date.

(e)	For Mr. McAdam and Mr. Plating, respectively, the amount in this column is the tax gross-up of $6,067 and $10,795 associated with personal travel, and the tax gross-up of $53,365 and $62,888 associated with the payment they received from Verizon Communications and the Company, respectively, to cover part of the executive life insurance premium payment described in footnote (d). For Mr. Zipperstein and Mr. Melone, the amount in this column reflects the tax gross-up associated with the payment they received from the Company to cover the executive life insurance premium payment.

For Mr. Townsend, the amount of “All Other Compensation” in the Summary Compensation Table for 2008 includes an additional responsibility premium of $58,641, a car allowance of $15,638, an international assignment allowance of $92,414, company contributions to the Vodafone UK Defined Contribution Pension Plan of $57,917 and company contributions to the Vodafone Group Share Incentive Plan of $2,172.

Plan-Based Awards

The following table provides information about (i) the 2008 awards granted under the Wireless Short-Term Plan and the Long-Term Plan to each named executive officer, other than Mr. McAdam and Mr. Townsend, and (ii) the awards granted under the GSTIP, GLTI and AllShares plans to Mr. Townsend.

Grants of Plan-Based Awards

									All Other Stock
Name (a)	Type of Award(1)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)			Awards: Number of Shares of Stock or Units(4) (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards(5) ($) (l)
			Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)
Mr. McAdam	STIP	—	618,750	928,125	1,237,500
	PSU	2/7/2008				35,170	70,340	140,680				2,599,063
	RSU	2/7/2008							46,890			1,732,586

Mr. Plating	STIP	—	386,250	579,375	772,500
	PSU	2/7/2008				20,910	41,820	83,640				1,545,249
	RSU	2/7/2008							27,880			1,030,166

Mr. Townsend	GSTIP	—	163,465	380,151	912,362
	GLTI(6)	7/1/2008							304,123			656,776
	AllShares(6)	7/1/2008							290			626

Mr. Zipperstein	STIP	—	256,800	385,200	513,600
	PSU	2/7/2008				10,425	20,850	41,700				770,408
	RSU	2/7/2008							13,900			513,605

Mr. Melone	STIP	—	195,000	292,500	390,000
	PSU	2/7/2008				7,675	15,350	30,700				567,183
	RSU	2/7/2008							10,240			378,368

(1)	Except with respect to Mr. Townsend, all of the equity-based awards reflected in this table relate to the common stock of Verizon Communications. For Mr. Townsend, the equity-based awards relate to the ordinary shares of Vodafone listed on the London Stock Exchange.

(2)	For Messrs. McAdam, Plating, Zipperstein and Melone, the actual amount awarded was paid in February 2009 and is shown in column (g) of the Summary Compensation Table above. For Mr. Townsend, the actual amount awarded was paid in June 2008 and is shown in column (g) of the Summary Compensation Table.

(3)	These columns reflect the potential payout range of PSU awards granted in 2008. At the conclusion of the three-year performance cycle, payouts can range from 0% to 200% of the target award based on Verizon Communications’ relative TSR position as compared with the Related Dow Peers, as described in more detail under “—Compensation Determined by the Verizon Communications Compensation Committee—Long-Term Incentive Compensation.” PSUs and the applicable dividend equivalents are paid only if Verizon Communications’ relative TSR meets or exceeds threshold performance objectives. When dividends are distributed to shareholders, dividend equivalents are credited on the PSU awards in an amount equal to the dollar amount of dividends on the total number of PSUs credited as of the dividend distribution date and divided by the fair market value of Verizon Communications’ common stock. Based on Verizon Communications’ most recent quarterly dividend of $0.46 per share, Verizon Communications estimates that the named executive officers will receive the following number of additional PSUs in the form of dividend equivalents if Verizon Communications’ relative TSR meets target performance: 12,549 PSUs for Mr. McAdam; 7,461 PSUs for Mr. Plating; 3,720 PSUs for Mr. Zipperstein; and 2,738 PSUs for Mr. Melone.

(4)	This column reflects the RSU awards granted in 2008 to Messrs. McAdam, Plating, Zipperstein and Melone, and the awards described in footnote (6) granted in 2008 to Mr. Townsend. When dividends are distributed to shareholders, dividend equivalents are credited on the RSU awards in an amount equal to the dollar amount of dividends on the total number of RSUs credited as of the dividend distribution date and divided by the fair market value of Verizon Communications’ common stock.

(5)	This column reflects the grant date fair value of each equity award made to Messrs. McAdam, Plating, Zipperstein and Melone computed in accordance with SFAS No. 123(R) based on the closing price of Verizon Communications’ common stock on February 7, 2008, the grant date, and a payout of the PSUs at the Target amount. Assuming a payout of the PSUs at the Maximum amount, the grant date fair value of the awards to Messrs. McAdam, Plating, Zipperstein and Melone would be $5,198,126, $3,090,498, $1,540,815 and $1,134,365, respectively. Assuming a payout of the PSUs at the Threshold amount, the grant date fair value of the awards to Messrs. McAdam, Plating, Zipperstein and Melone would be $1,299,532, $772,625, $385,204 and $283,591, respectively. For Mr. Townsend, the grant date fair value of each equity award is based on the closing price of Vodafone’s stock on June 30, 2008 and computed in accordance with IFRS 2.

(6)	As described in more detail under “—Compensation Determined by the Vodafone Committee—Long-Term Incentive Compensation,” Mr. Townsend’s 2008 GLTI award is not linked to performance and does not accrue dividends over the three-year vesting period. AllShares do not accrue dividends over the two-year vesting period.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards						Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock that Have Not Vested(1) (#) (g)	Market Value of Shares or Units of Stock that Have Not Vested(2) ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested(3) (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested(4) ($) (j)	Grant Date
Mr. McAdam(5)	420,863		0	0	13.89	3/31/2014	48,059	1,629,200	72,077	4,886,821	2/1/2007
							48,943	1,659,168	73,420	4,977,876	2/7/2008

Mr. Plating	0		0	0			28,605	969,710	42,907	2,909,095	2/1/2007
							29,101	986,524	43,651	2,959,538	2/7/2008

Mr. Townsend(6)	41,500		0	0	3.69	7/4/2009	0	0	162,255	326,556	7/3/2006
	40,100		0	0	4.09	7/2/2010	320	644	149,642	301,171	7/2/2007
	90,000		0	0	2.19	7/1/2011	304,123	612,081	0	0	7/1/2008
	92,857		0	0	1.72	7/4/2014	290	584	0	0	7/1/2008
	103,499		0	0	1.97	6/30/2015
	0		64,902	0	1.67	7/2/2016
	0		152,860	0	2.43	7/1/2017

Mr. Zipperstein	12,753	(7)	0	0	51.51	2/15/2009	14,248	483,007	21,367	1,448,683	2/1/2007
	13,132	(7)	0	0	54.46	9/1/2009	14,509	491,855	21,763	1,475,531	2/7/2008
	26,642	(7)	0	0	53.97	2/9/2010
	51,750	(7)	0	0	41.88	6/30/2010
	54,999	(7)	0	0	54.32	1/10/2011
	60,030	(7)	0	0	47.03	1/23/2012
	42,331	(7)	0	0	37.24	2/2/2013

Mr. Melone	0		0	0			6,727	228,045	10,086	683,831	2/1/2007
							1,438	48,748	2,152	145,906	9/28/2007	(8)
							10,688	362,323	16,022	1,086,292	2/7/2008

(1)	For Messrs. McAdam, Plating, Zipperstein and Melone, the 2007 and 2008 RSU awards vest on December 31, 2009 and December 31, 2010, respectively. RSUs accrue quarterly dividends that are reinvested into the participant’s account as additional RSUs and will be included in the final RSU payment.

(2)	For Messrs. McAdam, Plating, Zipperstein and Melone, the value of these awards was calculated by using a share price of $33.90, the closing price of Verizon Communications’ common stock on December 31, 2008.

(3)	For Messrs. McAdam, Plating, Zipperstein and Melone, the 2007 and 2008 PSU awards vest on December 31, 2009 and December 31, 2010, respectively. For these executives, this column includes accrued dividend equivalents through December 31, 2008 that will be paid to the executive if the awards vest. PSUs and the applicable dividend equivalents are paid to the extent that Verizon Communications’ relative TSR meets or exceeds threshold performance objectives.

(4)	For Messrs. McAdam, Plating, Zipperstein and Melone, this column represents the maximum possible award payout for the number of PSUs, including accrued dividend equivalents, and the value of those shares as of December 31, 2008. Under the SEC rules, we are required to report the maximum possible payout if the previous fiscal year’s performance exceeded the target performance, even if by a minimal amount and even if it is unlikely that we will pay the maximum amount. The value of these awards was calculated by using a share price of $33.90, the closing price of Verizon Communications’ common stock on December 31, 2008.

(5)	Each option award listed for Mr. McAdam represents unexercised cash-settled partnership value appreciation rights granted by the Company, his employer on the date the rights were granted. When he exercises these rights he will receive a cash amount equal to the difference between the then current value of the corresponding Verizon Wireless partnership rights over the exercise price for such rights as reported in the table. The Option Awards section of the table shows the number of unexercised partnership value appreciation rights held by Mr. McAdam at year-end, the exercise price and expiration date of each award. The values in the Stock Awards section of the table are attributable to grants of Verizon Communications’ RSU and PSU awards.

(6)	For Mr. Townsend, the number of shares referenced in the Option Awards section relates to options granted by Vodafone to Mr. Townsend to purchase Vodafone stock. The exercise prices in respect to the option awards are therefore materially different from those applicable to the other executive officers whose options relate to the common stock of Verizon Communications or partnership value appreciation rights. Similarly, the Stock Awards section relates to awards made to Mr. Townsend under the GLTI and are valued based on shares of Vodafone stock, and the value reported for such awards is based on the £1.39 closing price of Vodafone’s stock on December 31, 2008. Each option vests on the third anniversary of the grant date.

(7)	Represents unexercised stock options granted by Verizon Communications to Mr. Zipperstein.

(8)	Represents a grant of 2,020 PSUs and 1,350 RSUs for Mr. Melone as a result of his promotion.

Value Realized from Stock Options and Certain Stock-Based Awards

The following table reports the number of options and/or partnership value appreciation rights that the named executive officers exercised in 2008, the value realized by Mr. Townsend from the vesting of GLTI performance shares and AllShares, and the value realized from the vesting of the following stock-based awards for Messrs. McAdam, Plating, Zipperstein and Melone:

•	2006 PSUs that vested on December 31, 2008; and

•	2006 RSUs that vested on December 31, 2008.

In 2009, based on Verizon Communications’ relative TSR, the Verizon Committee approved a payment of 123% of the target number of PSU awards granted for the 2006-2008 performance cycle for all participants, which include the named executive officers other than Mr. Townsend. The values of the 2006 PSU awards for Messrs. McAdam, Plating, Zipperstein and Melone were $3,490,548, $1,225,165, $1,139,689 and $490,240, respectively, and the values of the 2006 RSUs for Messrs. McAdam, Plating, Zipperstein and Melone were $1,891,759, $785,964, $617,718 and $265,716, respectively.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise(1) (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)		Value Realized on Vesting ($) (e)
Mr. McAdam	573,861	9,229,713	158,770		5,382,307
Mr. Plating	161,777	2,198,759	59,325	(2)	2,011,129
Mr. Townsend	0	0	76,671	(3)	164,226
Mr. Zipperstein	0	0	51,841		1,757,407
Mr. Melone	0	0	22,300		755,956

(1)	This column reflects the number of options and/or cash-settled partnership value appreciation rights that were exercised in 2008. Mr. McAdam and Mr. Plating exercised partnership value appreciation rights.

(2)	Mr. Plating’s shares acquired on vesting include a special award of 3,596 RSUs which vested on December 31, 2008.

(3)	For Mr. Townsend, this number reflects the vesting of 76,331 GLTI performance shares and 340 Vodafone AllShares.

Pension Plans

The following table illustrates the actuarial present value as of December 31, 2008 of pension benefits accumulated by the named executive officers.

Pension Benefits

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit(1) ($) (d)	Payments During Last Fiscal Year ($) (e)
Mr. McAdam(2)	Verizon Wireless Retirement Plan—Qualified	25	989,502	0
	Verizon Wireless Retirement Plan—Nonqualified	10	1,493,599	0
Mr. Plating(3)	Verizon Wireless Retirement Plan—Qualified	4	16,533	0
Mr. Townsend(4)	Vodafone Group Pension Scheme	15	1,107,659	0
Mr. Zipperstein(5)	Verizon Management Pension Plan—Qualified	8	80,779	0
Mr. Melone(3)	Verizon Wireless Retirement Plan—Qualified	4	14,243	0

(1)

The value of the pension benefits for Mr. Zipperstein under the Verizon Communications pension plans are based on a discount rate of 6.75%. The values of the pension benefits for Mr. McAdam, Mr. Plating and Mr. Melone under the Verizon Wireless Retirement Plan are based on the assumptions for SFAS No. 87. However, in accordance with the requirements for this table, the values are calculated at the earliest age at which the individual can retire without having the retirement benefit reduced under the plan. The value of the pension benefits for Mr. Townsend under the Vodafone Group Pension Scheme is based on pre- and post-retirement interest assumptions and a future inflation rate derived from a 50-year implied inflation gilt yield curve.

(2)	In 2001, Verizon Wireless consolidated the pension plans of several predecessor companies under the Verizon Wireless Retirement Plan. Mr. McAdam is entitled to both a tax-qualified and a nonqualified pension benefit under this plan. Mr. McAdam’s tax-qualified pension benefit was determined under two formulas: (i) for the period from January 1, 2001 until May 31, 2004, a cash balance formula that provided pay credits equal to two percent of annual eligible pay up to the IRS compensation limit (under the cash balance formula, a participant’s account balance is also credited on an ongoing basis with interest credits based upon the 30-year Treasury bond); and (ii) a final average pay formula based on 24 years of service multiplied by 1.45% of Mr. McAdam’s average annual eligible pay for the five final consecutive years for each year of service through the end of 2006. In 2008, the Verizon Wireless Retirement Plan was amended to recognize eligibility service and age increases for employees who transferred to Verizon Communications on or after January 1, 2001. As a result, Mr. McAdam can continue to accrue service towards an unreduced service pension. Mr. McAdam’s nonqualified plan benefit was determined using the 1.45% final average pay formula and was calculated based on 10 years of service and only included his eligible pay in excess of the IRS compensation limit through the end of 2006, at which time no further adjustments to eligible pay were recognized under the plan. For Mr. McAdam, eligible pay consisted of base salary and the short-term incentive award. No participant under the plan was eligible for cash balance credits under the nonqualified portion of the plan.

(3)	Mr. Plating and Mr. Melone are entitled to a tax-qualified pension benefit under this plan. The tax-qualified pension benefit was determined as follows: for the period from January 1, 2001 until May 31, 2004, a cash balance formula that provided pay credits equal to two percent of annual eligible pay up to the IRS compensation limit (under the cash balance formula, a participant’s account balance is also credited on an ongoing basis with interest credits based upon the 30-year Treasury bond). Mr. Plating and Mr. Melone are no longer accruing any additional benefits under this plan.

(4)	Mr. Townsend participates in the Vodafone Group Pension Scheme as described on page 109. The amount listed above represents the total value of the pension benefit at the end of 2008.

(5)	Mr. Zipperstein is entitled to a tax-qualified pension benefit under this plan. As a former employee of GTE Corporation, Mr. Zipperstein was eligible to earn a pension under a highest average pay formula based on 1.35% of the executive’s average annual eligible pay for the five highest consecutive years for each year of service and a modified highest average pay formula. The modified highest average pay formula was based on the better of the 1.35% formula referenced above or a formula that was integrated with social security, with a 1.15% accrual for eligible pay under the social security integration level and 1.45% above the social security integration level. Both highest average pay formulas were discontinued on May 31, 2004 for all former GTE employees who did not have 10 years of service as of January 1, 2002. Mr. Zipperstein ceased to accrue a pension under those formulas when he transferred to Verizon Wireless on January 1, 2004. Mr. Zipperstein was also eligible to earn a pension under a cash balance formula that provided for retirement pay credits equal to between four and seven percent (depending on age and service) of annual eligible pay for each year of service through December 31, 2003. Under the cash balance formula, a participant’s account balance is also credited with monthly interest based upon the prevailing market yields on certain U.S. Treasury obligations.

Defined Contribution Savings Plans

During 2008, the named executive officers, other than Mr. McAdam and Mr. Townsend, were eligible to participate in the Company’s tax-qualified defined contribution savings plan, the Verizon Wireless Savings and Retirement Plan, which is referred to as the Savings Plan, its nonqualified defined contribution savings plan, the Verizon Wireless Executive Deferral Plan, which is referred to as the Deferral Plan, and the Verizon Communications Executive Deferral Plan.

The named executive officers, other than Mr. McAdam and Mr. Townsend, were permitted to defer up to 16% of their eligible pay into the Savings Plan provided they do not exceed the IRS qualified plan compensation limit. The Company provides a matching contribution equal to 100% of the first 6% of eligible pay that any participant contributes to the Savings Plan. If a participant’s compensation exceeds the IRS compensation limit, he or she can contribute additional amounts into the Deferral Plan, and the Company provides a matching contribution percentage under that plan equal to the matching contribution in the Savings Plan. Under the Deferral Plan, a participant may defer up to 100% of base salary in excess of the IRS compensation limit and short-term incentive compensation. Long-term incentive compensation, such as PSUs and RSUs, may be deferred under the Verizon Communications Executive Deferral Plan and are not eligible for Company matching contributions.

The named executive officers, other than Mr. McAdam and Mr. Townsend, are eligible for an additional discretionary profit-sharing contribution to the Savings and Deferral Plans of up to 3% of eligible pay. In determining whether to make a profit-sharing contribution, the Committee uses the same criteria it uses to determine the short-term incentive award paid to employees at the company level. For 2008, based upon the Company’s performance, a 3% profit-sharing contribution was approved. The named executive officers receive a portion of their profit-sharing contribution in the Deferral Plan attributable to pay earned in excess of the annual IRS qualified plan compensation limit and/or contributions in excess of the annual IRS qualified plan additions limit.

Mr. McAdam participates in the Verizon Communications Management Savings Plan and the Verizon Communications Executive Deferral Plan. Participants are permitted to defer up to 16% of their eligible pay into the Verizon Communications Savings Plan, up to the IRS qualified plan compensation limit. Verizon Communications provides a matching contribution equal to 100% of the first 6% of eligible pay that a participant contributes to the Verizon Communications Management Savings Plan. If a participant’s compensation exceeds the IRS compensation limit, he can generally contribute additional amounts into the Deferral Plan, and Verizon Communications provides a matching contribution in that plan similar to the matching contribution in the savings plan. Compensation eligible for deferral under the Deferral Plan includes 100% of base salary in excess of the IRS compensation limit, short-term incentive compensation and long-term incentive compensation. Under the Verizon Communications Management Savings Plan, Mr. McAdam is eligible for an additional discretionary matching contribution of up to 3% of eligible pay. In determining any additional discretionary matching contribution, the Verizon Committee uses the same criteria it uses to determine the short-term incentive award that is paid to employees at the corporate level. For 2008, based upon the short-term incentive award being paid at 95% of target, a 1.5% discretionary matching contribution was approved by the Verizon Committee. Deferrals of long-term incentive compensation are made under the Verizon Communications Executive Deferral Plan and are not eligible for any Verizon Communications matching contributions.

Participants in the Verizon Communications and Verizon Wireless Executive Deferral Plans may elect to invest these amounts in a hypothetical cash account that earns a return rate equal to the long-term, high-grade corporate bond yield average as published by Moody’s or in the other hypothetical investment options available to all plan participants.

Mr. Townsend participates in the Vodafone Group Pension Scheme as described on page 109.

The following table shows the 2008 account activity for each named executive officer, other than Mr. Townsend, and includes each executive’s contributions, Company matching contributions, earnings, withdrawals and distributions and the aggregate balance of his total deferral account as of December 31, 2008.

Nonqualified Deferred Compensation

Name (a)		Executive Contributions in Last FY(1) ($) (b)	Registrant Contributions in Last FY(2) ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FY ($) (f)
Mr. McAdam	Verizon Executive Deferral Plan	97,504	129,757	39,466	0	1,246,334
	Verizon Wireless Executive Deferral Plan	0	0	21,866	0	354,069
	Verizon Wireless Executive Savings Plan	0	0	103,978	0	1,683,656

Mr. Plating	Verizon Executive Deferral Plan	0	0	27,270	0	441,554
	Verizon Wireless Executive Deferral Plan	64,500	64,363	99,572	(434,086)	1,630,067
	Verizon Wireless Executive Savings Plan	0	0	190,307	0	3,082,387

Mr. Zipperstein	Verizon Executive Deferral Plan	631,493	0	64,536	0	1,313,147
	Verizon Income Deferral Plan	0	0	(50,116)	0	1,694,554
	Verizon Wireless Executive Deferral Plan	467,700	60,840	67,852	0	1,193,810
	Verizon Wireless Executive Savings Plan	0	0	546	0	27,914

Mr. Melone	Verizon Wireless Executive Deferral Plan	272,100	30,029	(22,102)	(28,092)	362,245
	Verizon Wireless Executive Savings Plan	0	0	(40,645)	0	144,396

(1)	Of the amounts listed in this column, the following amounts are also included in the Summary Compensation Table in columns (c) and (j): for Mr. McAdam, $35,584; for Mr. Zipperstein, $39,400; and for Mr. Melone, $5,400.

(2)	The amounts listed in this column are also included in columns (i) and (j) of the Summary Compensation Table.

Employment Agreements

The Company has employment agreements with Mr. Plating and Mr. Zipperstein. Mr. McAdam is party to an employment agreement with Verizon Communications. Mr. Melone does not have an employment agreement with the Company.

The compensation levels established under each of the employment agreements reflected the Company’s general compensation practices, as applicable to each individual’s position, at the time the agreements were entered into. The severance benefits established, and the circumstances under which they would be payable, are appropriate based on each executive’s position and tenure, and competitive practices at the time of execution of the agreements. Consistent with these competitive practices, the definitions of “cause” and “good reason” incorporated into the agreements were selected to assure that the executives would be fairly compensated in the event that they were denied the opportunity to fulfill the terms of their agreements, or materially altered the terms and conditions under which they were to perform their services.

The services of Mr. Townsend were seconded to us by Vodafone on January 1, 2005. Mr. Townsend has an international assignment agreement with Vodafone, which sets forth the key provisions of his compensation including his compensation level and other payments and benefits associated with his assignment with the Company.

Arrangements Related to Changes in Control

Under Mr. McAdam’s employment agreement with Verizon Communications, a Change in Control will occur if:

•	Any person becomes a beneficial owner of shares representing twenty percent or more of Verizon Communications’ outstanding voting stock;

•	Verizon Communications consummates a merger, consolidation, reorganization or any other business combination; or

•	The board of directors of Verizon Communications adopts resolutions authorizing the liquidation or dissolution, or sale of all or substantially all of the assets, of Verizon Communications.

However, a Change in Control will not occur if:

•

The amount of Verizon Communications’ voting stock outstanding immediately before the transaction represents at least forty-five percent of the combined voting power of the parent corporation that survives the transaction;

•	The then current members of the board of directors of Verizon Communications constitute at least one-half of the board of directors of the surviving corporation;

•	Verizon Communications’ CEO will be the CEO of the surviving corporation; and

•	The headquarters of the surviving parent corporation is located in New York, New York.

Under the employment agreements with Mr. Plating and Mr. Zipperstein, a Change in Control will occur if:

(1)	A sale or transfer of more than 50% of the Company’s assets to an entity other than: (a) Verizon Communications or any affiliate or subsidiary or successor thereof (collectively, “Verizon Companies”) or (b) Vodafone or any affiliate or subsidiary or successor thereof (“Vodafone Companies”);

(2)	A sale of partnership interests such that Verizon Companies and Vodafone Companies own less than 50% of the partnership interests in the Company; or

(3)	A sale of equity interests in the Company; provided that as a result of (1), (2) or (3), Verizon Companies or Vodafone Companies cease to have “actual management control” of the Company; and

provided further, that neither (1) nor (2) nor (3) shall constitute a “Change in Control” if the transaction at issue is an initial public offering or subsequent offerings or distribution to Verizon Companies or Vodafone Companies. “Actual management control” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management of the Company as it may be constituted following the event described in (1), (2) or (3) above (including, without limitation, the power to appoint a majority of the Board of Representatives or other comparable governing body of such entity), whether through the beneficial ownership of voting securities or other ownership interest, by contract or otherwise, whether the loss of actual management control is voluntary or involuntary or the result of any merger, tender offer, stock purchase, other stock acquisition, consolidation, recapitalization, reverse split, or sale or transfer of assets. In addition to items (1), (2) or (3) above, within twelve months following a “Change of Control,” the executive must have good reason to terminate his employment.

Severance and Change in Control Benefits

The following tables show the specific payments that would have been made to the named executive officers, other than Mr. Townsend, if a termination, death, disability or a Change in Control had occurred on December 31, 2008. The footnotes to these tables appear following the tables.

The following tables do not include amounts payable upon termination for pension benefits and accrued balances under any nonqualified deferred compensation plans. Those benefits are described above in the Pension Benefits and the Nonqualified Deferred Compensation tables above, respectively.

Mr. McAdam

Executive Benefits and Payments Upon Termination	Retirement ($)	Involuntary Termination Without Cause ($)	Involuntary Termination For Cause ($)	Voluntary Termination For Good Reason ($)	Change in Control Without Termination ($)	Death ($)	Disability ($)
Compensation:
Base Salary	0	0	0	0	0	0	0
Short-term Incentive	928,125	928,125	0	928,125	928,125	928,125	928,125
Long-term Incentives(1)
Performance Stock Units
2007 PSU Grant	2,076,899	2,076,899	0	2,076,899	2,443,410	2,076,899	2,076,899
2008 PSU Grant	2,115,597	2,115,597	0	2,115,597	2,488,938	2,115,597	2,115,597
Restricted Stock Units
2007 RSU Grant	1,629,200	1,629,200	0	1,629,200	1,629,200	1,629,200	1,629,200
2008 RSU Grant	1,659,168	1,659,168	0	1,659,168	1,659,168	1,659,168	1,659,168
Employment Agreement(2)	0	2,887,500	0	2,887,500	0	1,443,750	0
Benefits and Perquisites:
Disability Benefits(3)	0	0	0	0	0	0	1,992,791
Executive Life Insurance(4)	365,174	365,174	0	365,174	0	7,220,000	365,174
Tax Gross-up(5)	315,486	315,486	0	315,486	0	0	315,486
Financial Planning	10,000	10,000	0	10,000	0	10,000	10,000
Outplacement Services	0	14,500	0	14,500	0	0	0
280G Tax Gross-up(6)	0	0	0	0	0	0	0

Total	9,099,649	12,001,649	0	12,001,649	9,148,841	17,082,739	11,092,440

Mr. Plating

Executive Benefits and Payments Upon Termination	Retirement ($)	Involuntary Termination Without Cause ($)	Involuntary Termination For Cause ($)	Voluntary Termination For Good Reason ($)	Voluntary Termination Without Good Reason ($)	Change in Control Without Termination ($)	Death ($)	Disability ($)
Compensation:
Base Salary	0	0	0	0	0	0	0	0
Short-term Incentive	579,375	579,375	0	579,375	0	0	579,375	579,375
Long-term Incentives(1)
Performance Stock Units
2007 PSU Grant	1,236,365	1,236,365	0	1,236,365	0	1,454,547	1,236,365	1,236,365
2008 PSU Grant	1,257,804	1,257,804	0	1,257,804	0	1,479,769	1,257,804	1,257,804
Restricted Stock Units
2007 RSU Grant	969,710	969,710	0	969,710	0	969,710	969,710	969,710
2008 RSU Grant	986,524	986,524	0	986,524	0	986,524	986,524	986,524
Employment Agreement(2)	0	1,802,500	0	1,802,500	0	0	0	0
Benefits and Perquisites:
Disability Benefits(3)	0	0	0	0	0	0	0	0
Executive Life Insurance(4)	243,324	243,324	0	243,324	0	0	4,510,000	243,324
Tax Gross-up(5)	210,215	210,215	0	210,215	0	0	0	210,215
Financial Planning	0	0	0	0	0	0	0	0
Outplacement Services	0	14,500	0	14,500	0	0	0	0
Other Benefit Per Contract	0	0	0	0	0	0	0	0
280G Tax Gross-up	NA	NA	NA	NA	NA	NA	NA	NA

Total	5,483,317	7,300,317	0	7,300,317	0	4,890,550	9,539,778	5,483,317

Mr. Zipperstein

Executive Benefits and Payments Upon Termination	Retirement ($)	Involuntary Termination Without Cause ($)	Involuntary Termination For Cause ($)	Voluntary Termination For Good Reason ($)	Voluntary Termination Without Good Reason ($)	Change in Control Without Termination ($)	Death ($)	Disability ($)
Compensation:
Base Salary	NA	0	0	0	0	0	0	0
Short-term Incentive	NA	385,200	0	385,200	0	0	385,200	385,200
Long-term Incentives(1)
Performance Stock Units
2007 PSU Grant	NA	615,690	0	615,690	0	724,341	615,690	615,690
2008 PSU Grant	NA	627,101	0	627,101	0	737,766	627,101	627,101
Restricted Stock Units						0
2007 RSU Grant	NA	483,007	0	483,007	0	483,007	483,007	483,007
2008 RSU Grant	NA	491,855	0	491,855	0	491,855	491,855	491,855
Employment Agreement(2)	NA	1,027,200	0	1,027,200	0	0	0	0
Benefits and Perquisites:
Disability Benefits(3)	NA	0	0	0	0	0	0	0
Executive Life Insurance(4)	NA	5,703	0	5,703	0	NA	3,425,000	286,029
Tax Gross-up(5)	NA	4,927	0	4,927	0	NA	0	247,110
Financial Planning	NA	10,000	0	10,000	0	0	10,000	10,000
Outplacement Services	NA	14,500	0	14,500	0	0	0	0
Other Benefit Per Contract	NA	0	0	0	0	0	0	0
280G Tax Gross-up	NA	NA	NA	NA	NA	NA	NA	NA

Total	NA	3,665,183	0	3,665,183	0	2,436,969	6,037,853	3,145,992

Mr. Melone

Executive Benefits and Payments Upon Termination	Retirement ($)	Involuntary Termination Without Cause ($)	Involuntary Termination For Cause ($)	Voluntary Termination For Good Reason ($)	Change in Control Without Termination ($)	Death ($)	Disability ($)
Compensation:
Base Salary	0	0	0	0	0	0	0
Short-term Incentive	292,500	292,500	0	0	0	292,500	292,500
Long-term Incentives(1)
Performance Stock Units
2007 PSU Grant	0	352,638	0	0	414,868	352,638	352,638
2008 PSU Grant	461,674	461,674	0	0	543,146	461,674	461,674
Restricted Stock Units
2007 RSU Grant	0	276,793	0	0	276,793	276,793	276,793
2008 RSU Grant	362,323	362,323	0	0	362,323	362,323	362,323
Employment Agreement	NA	NA	NA	NA	NA	NA	NA
Benefits and Perquisites:
Disability Benefits(3)	0	0	0	0	0	0	0
Executive Life Insurance(4)	168,433	168,433	0	168,433	0	2,520,000	168,433
Tax Gross-up(5)	145,514	145,514	0	145,514	0	0	145,514
Financial Planning	10,000	10,000	0	0	0	10,000	10,000
Outplacement Services	14,500	14,500	0	0	0	0	0
Other Benefit Per Contract	0	0	0	0	0	0	0
280G Tax Gross-up	NA	NA	NA	NA	NA	NA	NA

Total	1,454,944	2,084,375	0	313,947	1,597,130	4,275,928	2,069,875

(1)	The estimated value of the 2007 and 2008 PSU and RSU awards that would have been payable pursuant to the terms of the award agreements upon retirement on December 31, 2008 were calculated using:

•	$33.90, the closing price of Verizon Communications’ stock on December 31, 2008; and

•	For PSUs, the estimated level of performance as explained in footnote 1 to the Summary Compensation Table.

If a Change in Control occurs, all of the PSU awards will be immediately payable at their target amount and all RSU awards, including dividend equivalent unit’s accrued year-to-date, will be immediately payable.

(2)	The employment agreements for Messrs. McAdam, Plating and Zipperstein provide that:

•

If the executive resigns or voluntarily retires, the executive is eligible for a prorated Short-Term Plan or a Verizon Communications Short-Term Incentive Plan award for the year of retirement and vesting and payment of outstanding Long-Term Plan awards on the regularly scheduled dates. PSUs will be paid to the extent that Verizon Communications’ relative TSR meets or exceeds threshold performance objectives.

•

If Mr. McAdam’s employment is involuntarily terminated without cause, or is terminated as a result of death or disability, or is voluntarily terminated for good reason, he will receive the lump-sum cash severance payment provided in his employment agreement, payable the first business day that occurs six months after separation from service, the ability to exercise outstanding cash-settled partnership value appreciation rights until the earlier of five years after the date of termination or the date on which the rights expire, and vesting and payment of outstanding Long-Term Plan awards on the regularly scheduled dates. PSUs will be paid to the extent that Verizon Communications’ relative TSR meets or exceeds threshold performance objectives. Good reason is generally defined as a material breach of the executive’s employment agreement, a material reduction in the executive’s overall compensation opportunities or a change of more than 50 miles in the executive’s principal work location.

•

If Messrs. Plating and Zipperstein’s employment is involuntarily terminated without cause or is voluntarily terminated for good reason, the executive will receive the lump-sum cash severance payment provided in the executive’s employment agreement, the ability to exercise outstanding stock options or partnership value appreciation rights until the earlier of five years after the date of termination or the date on which the option or rights expire, and vesting and payment of outstanding Long-Term Plan awards on the regularly scheduled dates. PSUs will be paid to the extent that Verizon Communications’ relative TSR meets or exceeds threshold performance objectives. Good reason is generally defined as a material breach of the executive’s employment agreement or a material reduction in the executive’s overall compensation opportunities.

•

If the executive’s employment is terminated involuntarily without cause following a Change in Control, the executive will generally receive the same benefits as if the executive’s employment were involuntarily terminated without cause as described above.

•

If the executive’s employment is terminated as the result of a disability, the separation benefits under the employment agreement will be offset by amounts payable to the executive under any company-sponsored disability plan.

•

If the executive’s employment is terminated for cause, he or she will no longer receive any salary or benefits and will forfeit any outstanding stock options, any outstanding partnership value appreciation rights and any outstanding PSUs and RSUs. Cause is generally defined as grossly incompetent performance or substantial neglect of duties and responsibilities, fraud, misappropriation or embezzlement, a material breach of the Company’s Code of Conduct or Verizon Communications’ Code of Conduct, or conviction of any felony.

•

In order to be eligible for the severance benefits provided under the terms of his Verizon Communications employment agreement, Mr. McAdam must execute a release satisfactory to the Company and Verizon Communications and agree not to compete or interfere with any Verizon business for a period of one year after termination from employment and always to protect the Company’s or Verizon Communications’ trade secrets and proprietary information.

•

In order to be eligible for the severance benefits provided under the terms of their Verizon Wireless employment agreements, Messrs. Plating and Zipperstein must execute a release satisfactory to the Company and agree not to compete or interfere with any business activities in the wireless communications industry in the United States for a period of one year after termination from employment and always to protect the Company’s trade secrets and proprietary information.

If Mr. McAdam’s employment is involuntarily terminated without cause or is voluntarily terminated for good reason, he will receive a lump-sum cash payment equal to two times the sum of base salary and short-term incentive opportunity at the threshold level. If Mr. Plating’s employment is involuntarily terminated without cause or is voluntarily terminated for good reason, he will receive two times the sum of his base salary and short-term incentive opportunity at the threshold level, payable in 24 equal monthly installments. If Mr. Zipperstein’s employment is involuntarily terminated without cause or is voluntarily terminated for good reason, he will receive one and one-half times the sum of his base salary and short-term incentive opportunity at the threshold level, payable in 18 equal monthly installments. For Mr. McAdam, upon termination due to death or disability, his agreement provides a benefit equal to the sum of his base salary and the short-term incentive opportunity at the threshold level. For Messrs. Plating and Zipperstein, upon termination due to death or disability, their agreements provide a benefit equal to their short-term incentive opportunity at the threshold level.

(3)	Assumes that Mr. McAdam would be immediately eligible for long-term disability benefits from Verizon Communications’ qualified and nonqualified disability benefit plans. The assumptions used to calculate the value of the disability benefit include a discount rate of 6.75% and mortality and recovery based on the 1987 National Association of Insurance Commissioners Group Disability Table adjusted by .70 due to the probability of death or recovery from the disability prior to reaching age 65. The qualified portion of the disability benefit for Mr. McAdam is estimated at $587,656, and the nonqualified portion of the benefit is estimated at $1,405,135. In order to receive the nonqualified portion of the disability benefit, Mr. McAdam is required to and does pay the premium associated with the qualified portion of the benefit. The long-term disability benefits for Messrs. Plating, Zipperstein and Melone are the same as those available to all salaried employees.

(4)	The value of the executive life insurance benefit represents the total amount that would be payable over the life of the policy to the named executive officer under the executive life insurance program, as explained in footnote 5 to the Summary Compensation Table. In the event of the death of the named executive officer on December 31, 2008, his beneficiaries would have been eligible to receive the life insurance benefit shown.

(5)	Represents the tax gross-up associated with the total amount paid to the executive to cover part of the cost of maintaining the policy under the executive life insurance program. This tax gross-up has been eliminated for all retirements that occur after the end of the 2009 calendar year.

(6)	The employment agreement for Mr. McAdam provides for an excise tax payment and associated tax gross-up to the extent that any Change in Control payment triggers the excise tax provisions under Section 4999(a) of the U.S. Internal Revenue Service Code of 1986, as amended, referred to as the Code. The following assumptions were used in the table to estimate the excise tax and associated tax gross-up:

•	PSUs and RSUs were valued at Verizon Communications’ closing price of $33.90 on December 31, 2008.

•	The PSU and RSU agreements provide that if a participant is retirement eligible and he or she retires, the awards vest.

•

A portion of the expected 2007 PSU payout, calculated based on actual results through December 31, 2008, is treated as a payment that is accelerated as a result of a Change in Control. The remaining portions of the 2007 and 2008 PSU awards that would be payable upon a Change in Control were included in full under the calculation required under Section 280G of the Code.

•

Noncompete provisions were assigned a value equal to the lesser of (i) one year of 2008 targeted compensation or (ii) the severance amount. Targeted compensation includes salary, target Verizon Communications Short-Term Incentive Plan opportunity, target Long-Term Plan opportunity and estimated costs of benefits and perquisites.

Mr. Townsend

The following table shows the specific payments that Vodafone would have made to Mr. Townsend if a termination, death, disability or a Change in Control of Vodafone had occurred on December 31, 2008. Depending on the reason for the termination of Mr. Townsend’s services (for example, whether his termination is initiated by Vodafone, by us or by mutual agreement), the Company may have no obligation to reimburse Vodafone for the amounts payable to Mr. Townsend, or could be obligated to pay either all or a specified percentage of the amounts that would be payable to him.

Executive Benefits and Payments Upon Termination	Retirement ($)	Involuntary Termination Without Cause ($)	Involuntary Termination For Cause ($)	Voluntary Termination For Good Reason ($)	Change in Control Without Termination ($)	Death ($)	Disability ($)
Compensation:
Base Salary	NA	203,288	0	0	0	0	0
Short-term Incentive	NA	301,023	0	0	0	301,023	301,023
Long-term Incentives(1)
GLTI Performance Shares
2006	NA	299,343	0	0	299,343	299,343	299,343
2007	NA	175,683	0	0	175,683	175,683	175,683
GLTI Performance Options
2006	NA	0	0	0	0	0	0
2007	NA	0	0	0	0	0	0
GLTI Restricted Stock Awards
2008	NA	102,013	0	0	102,013	102,013	102,013
AllShares
2007	NA	644	0	0	644	644	644
2008	NA	584	0	0	584	584	584
Employment Agreement(2)	NA	203,288	0	0	0	0	0
Benefits and Perquisites:
Disability Benefits(3)	NA	0	0	0	0	0	1,440,680
Life Insurance(4)	NA	0	0	0	0	1,626,304	0
Financial Planning	NA	0	0	0	0	0	0
Outplacement Services	NA	43,438	0	0	0	0	0

Total	NA	1,329,304	0	0	578,267	2,505,594	2,319,970

(1)	If Mr. Townsend were to leave due to involuntary termination without cause, change in control without termination, death or disability, he would vest in a pro-rated portion of his GLTI shares and options based on performance, where applicable, and the number of complete months of service since the start of the vesting period or performance period, where applicable, and the AllShares would vest in full. The estimated value of Mr. Townsend’s GLTI shares, GLTI options and AllShares that would have been payable pursuant to the terms of the award agreements were calculated based on his actual service through December 31, 2008 using £1.39, the closing price of Vodafone’s stock on December 31, 2008.

(2)	Pursuant to Vodafone’s termination policy, if Mr. Townsend were to be involuntarily terminated without cause, he would receive six months of his base pay as compensation in addition to six months of his base pay in lieu of notice. He would also be eligible to receive his short-term incentive target on the base salary he earned from April 1, 2008 to December 31, 2008 (corresponding with Vodafone’s financial year).

(3)	The assumptions used to calculate the value of Mr. Townsend’s disability benefit include a discount rate of 5.75% and mortality and recovery based on the Continuous Mortality Investigation Report Number 12 to allow for the probability of death or recovery from the disability benefit prior to Mr. Townsend reaching age 60. Vodafone has assumed an initial benefit of $271,051, a deferred period of 26 weeks and a benefit escalation of 3%.

(4)	Per Vodafone’s Group Pension Scheme, Mr. Townsend would receive a lump sum life insurance payment equal to 4 times his base salary. In the event of an assumed death of Mr. Townsend on December 31, 2008, his beneficiaries would be eligible to receive the life insurance benefit shown.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following descriptions are summaries of the material terms of agreements to which we or certain related persons are a party. They may not contain all of the information that is important to you. To understand these agreements fully, you should carefully read each of the agreements, copies of which are available as described under “Where You Can Find More Information.”

U.S. Wireless Alliance Agreement

General

On September 21, 1999, Bell Atlantic, now known as Verizon Communications, and Vodafone entered into an alliance agreement to create a wireless business composed of both companies’ U.S. wireless assets, as amended, which we refer to as the “Alliance Agreement.” For this purpose, Verizon Communications and Vodafone agreed to amend and restate the existing Partnership Agreement of Cellco Partnership, which had previously been owned solely by Verizon Communications and through which Verizon Communications operated its Bell Atlantic Mobile wireless business. Pursuant to the Alliance Agreement, Vodafone and Verizon Communications transferred specific U.S. wireless assets and liabilities to us in exchange for partnership interests in us. The assets were conveyed in two stages. The first stage occurred in April 2000 and related to the transfer of specific wireless assets and liabilities of Vodafone and Verizon Communications’ interest in PrimeCo Communications, L.P., or “PrimeCo,” a wireless joint venture of Verizon Communications and Vodafone, and other assets to us. The second stage occurred in July 2000 and related to the transfer of specific wireless assets and liabilities that were acquired by Verizon Communications through Bell Atlantic’s merger with GTE Corporation (which included GTE Wireless). After these contributions, Verizon Communications has an aggregate partnership interest equal to 55%, and Vodafone has an aggregate partnership interest equal to 45%.

Indemnification

The Alliance Agreement provides for customary indemnification of us by Verizon Communications and Vodafone, subject in some cases to limitations including caps, deductibles and time limitations. Among other things, it provides that Verizon Communications will indemnify us for any losses that may result from, arise out of or relate to any claim, litigation or proceeding arising out of events or a cause of action which existed prior to April 3, 2000, in the case of claims relating to specified Cellco Partnership assets, or prior to July 10, 2000, in the case of claims relating to the assets transferred to us by Verizon Communications, with the exception of PrimeCo assets and except to the extent the claims arise out of transactions contemplated by the Alliance Agreement.

Similarly, Vodafone will indemnify us for any losses that may result from, arise out of or relate to any claim, litigation or proceeding arising out of events or a cause of action which existed prior to April 3, 2000, in the case of claims relating to all assets transferred to us by Vodafone in the first stage closing, or prior to July 10, 2000, in the case of claims relating to the assets transferred to us by Vodafone in the second stage closing, with the exception of PrimeCo assets and except to the extent the claims arise out of transactions contemplated by the Alliance Agreement.

The Alliance Agreement also includes a tax indemnity by each of our Partners to us with respect to any pre-closing income tax liability, although we are generally liable for pre-closing tax liabilities not involving income taxes, and with respect to breaches by our Partners of their respective representations and warranties. The time limitations applicable to claims under these indemnities have expired, with the exception of claims that may arise in limited circumstances.

The Alliance Agreement provides that we have to indemnify Verizon Communications and Vodafone for losses that may result from the liabilities that we have assumed or from events that occur after the applicable closing dates with respect to transferred assets. Our indemnification obligations for such losses are not subject to time or other limitations.

No indemnification claims under the Alliance Agreement were outstanding as of the date of this prospectus.

In connection with the Alliance Agreement, Verizon Communications, PrimeCo, GTE Wireless and Vodafone were required to dispose of various assets to eliminate overlapping networks. Our Partners retained the cash proceeds of these dispositions. We signed an indemnity agreement in the form contemplated by the Alliance Agreement in connection with each such disposition and related acquisition of assets, property rights, liabilities or obligations made by Verizon Communications, including GTE Wireless, or Vodafone as a result of that requirement. Under these indemnity agreements, we are required to indemnify, without limitation, the selling Partner or its affiliates for any losses they may incur as a result of indemnification they are required to provide in connection with those dispositions, unless the facts or circumstances triggering the losses were of the type that would be covered by the indemnity provided to us in the Alliance Agreement. In addition, the applicable Partner and its affiliates agreed to indemnify us for any losses arising out of assets purchased to the extent that they receive reimbursement from the third party for those losses under indemnity rights in the applicable purchase agreement.

Settlement Strategy Agreement

Vodafone and Verizon Communications have entered into a settlement strategy agreement, as amended, which we refer to as the “Settlement Strategy Agreement,” which sets out the principal terms upon which Vodafone and Verizon Communications intend to minimize the possibility of potential litigation and to pursue a settlement of any claims made or litigation commenced in connection with the Alliance Agreement. Pursuant to the Settlement Strategy Agreement, we were given full authority to obtain consents with respect to claimed rights of consent, rights of first refusal, put rights, default or similar claims made by a third party with respect to the assets conveyed pursuant to the Alliance Agreement. The Settlement Strategy Agreement contemplates that the resolution of third-party rights with respect to a conveyed asset may result in a payment by a Partner to the right holder, a sale by a Partner of the conveyed asset to the right holder and/or a purchase by a Partner of an additional ownership interest in the conveyed asset. Beginning April 3, 2000, all claims, litigation and proceedings arising out of or relating to the transactions contemplated by the Alliance Agreement are liabilities assumed by us for purposes of the Alliance Agreement.

Partnership Agreement

Partnership Governance

Pursuant to the Amended and Restated Partnership Agreement dated April 3, 2000, as amended from time to time, which we refer to as the “Partnership Agreement,” our company is governed by a board of representatives that comprises five Verizon Communications representatives and four Vodafone representatives, so long as Verizon Communications and Vodafone each owns at least 20% of the Partnership. Other than as described below, any action by the board of representatives requires the approval of a majority of the representatives on the board present and voting at a duly constituted meeting of the board at which a quorum is present, or a written consent signed by the number of representatives on the board of representatives which is necessary to approve the action at a duly called meeting of the board of representatives.

The Partnership Agreement provides that the following matters require approval by at least two representatives of each of Verizon Communications and Vodafone so long as Vodafone and its included affiliates, as defined below under “—Restrictions on Transfer,” own at least 20% of the Partnership:

•

our engagement in any line of business or activity other than the business described below under “—Business of the Partnership” or any other business that is necessary, appropriate or incidental thereto;

•

our voluntary dissolution or liquidation or similar actions, or any action contrary to the preservation and maintenance of our existence, rights, franchises and privileges as a Delaware general partnership;

•

any acquisition or disposition or series of related acquisitions or dispositions of assets, net of liabilities, of the Partnership, which in the aggregate have a fair market value in excess of 20% of the fair market value of all of our net assets on a consolidated basis;

•

except pursuant to express provisions of the Alliance Agreement, Investment Agreement (as defined below under “—Investment Agreement”) or the Partnership Agreement, any transaction, agreement or arrangement (or series thereof) with a Partner or affiliate of a Partner relating to: the purchase of products or services having a value of greater than $15 million (other than corporate central services, such as legal, treasury and accounting); intercompany loans or investments of greater than $10 million other than ordinary course cash management operations for balances of not more than $25 million; acquisitions or dispositions of assets having a value in excess of $10 million; or any other transaction, agreement or arrangement involving aggregate consideration having a value of greater than $10 million or having a term in excess of five years;

•

the issuance by us of any partnership interest, or the admission of any partners to the Partnership, other than issuances of partnership interests to, or the admission as a partner of, members of the Verizon Group (as defined below under “—Restrictions on Transfer”), members of the Vodafone Group (as defined below under “—Restrictions on Transfer”) or their respective permitted transferees in accordance with the provisions of the Alliance Agreement, the Investment Agreement or the Partnership Agreement;

•

mergers, consolidations or similar transactions other than acquisitions by us that do not involve the issuance of partnership interests as consideration and for which approval would not otherwise be needed by any other provision of the Partnership Agreement;

•	the redemption or repurchase by us of any partnership interests unless expressly permitted by the Alliance Agreement, the Investment Agreement or the Partnership Agreement;

•	any amendment or modification to the Partnership Agreement;

•	any capital contributions to us by any Partner other than its initial capital contribution; and

•	the selection of, or any decision to remove, our independent auditors if they are also the principal independent auditors for Verizon Communications.

As a result of the composition of our board of representatives, Vodafone has veto power over these significant actions.

In addition, Vodafone has the right to appoint one of our significant officers (i.e., the Chief Financial Officer, Chief Operating Officer, Chief Marketing Officer or Chief Technology Officer) so long as it holds at least 20% of our partnership interests, with the board of representatives determining which of the significant officer positions the Vodafone appointee will hold. Mr. Townsend, our Vice President and Chief Financial Officer, was selected by Vodafone.

Distributions

The Partnership Agreement requires that we make certain distributions to our Partners related to taxes. Until April 3, 2005, we were also required, subject to compliance with specified financial tests, to pay additional non-tax related distributions to our Partners in an amount equal to 70% of our pre-tax net income from continuing operations plus amortization expense related to the amortization of intangible assets arising out of transactions contemplated by the Alliance Agreement, to the extent this amount exceeds the tax distribution. This non-tax related distribution requirement expired in April 2005.

On August 14, 2009, we made an aggregate tax distribution to our Partners of $691 million for the quarter ended June 30, 2009 as well as the $278 million supplemental tax distribution described below. On May 15, 2009, we made an aggregate tax distribution of $535 million for the quarter ending March 31, 2009. In February 2009, we paid an aggregate tax distribution of $336 million for the quarter ending December 31, 2008. In November 2008, we provided our Partners with the customary calculation of the aggregate tax distribution of $556 million for the quarter ending September 30, 2008. With respect this tax distribution, however, Verizon Communications and Vodafone agreed to defer payment of the distribution until the first to occur of either distribution by us or the passage of five business days after receipt of a written request for distribution delivered to us by Vodafone or Verizon Communications. On April 23, 2009, we made payment of the deferred distribution in full (without interest, premium or other adjustment) to our Partners. In August, May and February of 2008, we made aggregate tax distributions of $487 million, $471 million and $571 million, respectively. In November, August, May and February of 2007, we made aggregate tax distributions of $438 million, $499 million, $511 million and $470 million, respectively. In November, August, May and February of 2006, we made aggregate tax distributions of $467 million, $193 million, $308 million and $292 million, respectively.

Under our Partnership Agreement, it is contemplated that we will continue to have a policy for non-tax related distributions, which will provide for distributions at a level as determined from time to time by our board of representatives, taking into account relevant factors, including our financial performance and capital requirements. At a board meeting held May 30, 2008, the board unanimously adopted a resolution that, effective upon the closing of the Alltel Acquisition, the board review annually, beginning with the board meeting to be held in December 2008, the company’s debt position and relationship between debt levels and maturities, overall business conditions and potential future dividend distributions as it considers the company’s five-year business plan, with the board to approve by a simple majority vote each year an annual statement about potential future dividends at the conclusion of each such review.

On August 14, 2009, we made a supplemental tax distribution to our Partners in the aggregate amount of $278 million. Additionally, our Partners have directed us to make the following supplemental tax distributions to them, subject to our board of representatives’ right to reconsider these distributions based on significant changes in overall business and financial conditions:

•

A supplemental tax distribution in the amount of $125 million to Vodafone and $153 million to Verizon Communications will be paid on the November 2009 established regular quarterly tax distribution date.

•

Three subsequent annual supplemental tax distributions in the amount of $300 million to Vodafone and $367 million to Verizon Communications in each of 2010, 2011 and 2012 will be paid in equal quarterly installments during each of those years on the same dates that the established regular quarterly tax distributions are made—that is, $75 million to Vodafone and $92 million to Verizon Communications on the established regular tax distribution date in February, May, August and November of 2010, 2011 and 2012.

As an exception to the general allocation and distribution provisions in the Partnership Agreement, the Partnership Agreement provides that if we dispose of an asset with a built-in gain for tax purposes that was contributed at the first stage closing in April 2000 or that was contributed to the Partnership in the second stage closing in July 2000, in accordance with applicable tax rules the taxable gain recognized on the disposition of such asset to the extent of the remaining original built-in gain in existence at the time of disposition will be specially allocated to the contributing Partner. The Partnership Agreement also provides for a special distribution, and a special allocation of income, to the contributing Partner in respect of such built-in gain.

Contribution

On October 14, 2003, we received, on behalf of our Partners, a final purchase payment in respect of the disposition of the Chicago market that had previously been beneficially owned jointly by Verizon Communications and Vodafone. The receipt of this payment triggered an obligation of Verizon Communications and Vodafone pursuant to Section 7.6 of the Alliance Agreement to calculate certain payments received and expenses paid by Verizon Communications, Vodafone and each of their respective affiliates in connection with overlapping market dispositions, together with certain adjustments. Also pursuant to this provision, upon completion of this calculation, either Verizon Communications or Vodafone was required to make a payment to us under certain circumstances. On September 1, 2005, Verizon Communications and Vodafone finalized this calculation. As a result, Verizon Communications made a net payment to us of approximately $512 million on September 1, 2005, in the form of a capital contribution, which was used immediately to reduce the debt we owed to Verizon Communications. This payment did not alter the percentage partnership interests of any of our Partners in the Partnership.

Business of the Partnership

Unless otherwise approved by Verizon Communications and Vodafone, the Partnership Agreement limits our business to the acquisition, ownership, operation and maintenance, with the goal of maximizing long-term value, of a wireless communications network that provides a full range of wireless voice and data services, including wireless Internet access and long-distance resale, throughout the United States to the extent that these services are commercially economic or are competitively necessary, as well as any business necessary, appropriate or incidental to that business.

Non-competition

The Partnership Agreement provides that no Partner or affiliate of a Partner may engage in the provision of mobile telecommunications services, whether directly or as a reseller, in the United States, but excluding Puerto Rico and its other possessions and territories, including 3G services delivered over any wireless spectrum, other than through the Partnership. These prohibitions generally do not restrict Partners or their affiliates from the following:

•

fixed wireless local loop or wireless telecommunications businesses engaged in by a Partner or its affiliates as an adjunct to its wireline service offering, fixed wireless high speed data services, fixed wireless video services and satellite communications services;

•

any wireless business opportunity that is rejected by our board of representatives so long as each of the representatives designated by the Partner desiring to pursue the opportunity voted in favor of the Partner’s pursuit of that business; provided that once that Partner begins to pursue that business opportunity, the other Partners may also do so;

•	any wireless activity engaged in by an entity in which a Partner owns less than 40% of the total equity and with respect to which such Partner does not have more than protective rights;

•	any investment in any entity to the extent that it does not exceed 10% of the equity of that entity except as a result of equity repurchases or recapitalizations;

•

any wireless business acquired by Verizon Communications or Vodafone, or their respective affiliates, as part of a larger business combination where the wireless business does not represent more than 40% of the total value of the acquired business;

•	any significant corporate transaction to which either Verizon Communications or Vodafone is a party and which results in a significant change in control of Verizon Communications or Vodafone;

•	a Partner from owning or acquiring specified assets identified in the Alliance Agreement; or

•

a Partner or any of its affiliates from selling the Partnership’s mobile telecommunications services (1) as an agent of the Partnership or (2) on a “bundled” basis with wireline services, so long as the Partner provides the Partnership with the opportunity to purchase wireline services from the Partner.

The Partnership Agreement provides that the non-competition provisions terminate upon the earliest of (1) the date the partnership interest held by Verizon Communications and its affiliates decreases to less than 40%, (2) the date the partnership interest held by Vodafone and its included affiliates decreases to less than 20% and (3) July 10, 2005, subject to repeated one-year extensions so long as Vodafone and its included affiliates hold at least 25% of our outstanding partnership interests.

Other than the non-compete provisions described above, the Partnership Agreement does not limit the businesses or activities of any Partner even if those businesses or activities are competitive with us. The Partnership Agreement further states that if a Partner or its affiliates, officers, directors or employees acquire knowledge of a corporate opportunity that may be an opportunity for both us and that Partner, it will not have any obligation to transmit the opportunity to us and will have no liability for choosing to pursue the opportunity itself.

Restrictions on Transfer

A Partner generally does not have the right, directly or indirectly, to transfer any of the partnership interests held by that Partner, other than the following permitted transfers:

•	Transfers in accordance with the Alliance Agreement and the Investment Agreement.

•

A Partner has the right, without the consent of the other Partners, to transfer ownership of all or any part of its partnership interest to a wholly-owned, direct or indirect subsidiary of either Verizon Communications or Vodafone. A Partner may also, without the consent of the other Partners, make transfers of 10% or more of its partnership interests, and make up to three transfers of less than a 10% partnership interest (so long as the aggregate partnership interest transferred does not exceed 10%), to any of its affiliates if more than 50% of the common equity and voting power in the affiliate is owned by the transferring Partner. Wholly-owned subsidiaries and these other affiliates who receive less than 10% of the partnership interests are referred to as “included affiliates.” Verizon Communications, its subsidiaries and its affiliates that receive partnership interests in accordance with this paragraph are referred to as the Verizon Group, and Vodafone, its subsidiaries and affiliates who similarly receive partnership interests are referred to as the Vodafone Group.

•

Any Partner may generally transfer a 10% or greater partnership interest to any single person, subject to rights of first refusal held by each other Partner that, together with its wholly-owned subsidiaries, owns more than 20% of our partnership interests. Sales by Verizon Communications and its affiliates are not subject to this right of first refusal. However, so long as Vodafone holds at least 30% of our total outstanding partnership interests, then Vodafone will have an option, at a price that would include a 2% premium, to purchase any partnership interests which Verizon Communications intends to transfer if, as a result of the transfer, a third party would succeed to Verizon Communications’ representative designation rights or Verizon Communications or the transferee becomes unable to report their earnings and results of operations with those of the Partnership on a consolidated basis.

Notwithstanding these exceptions, the Partners may not sell partnership interests to specified major competitors of Verizon Communications or Vodafone.

A transferee of an amount of partnership interests equal to at least 25% of our partnership interests from Vodafone and its wholly-owned subsidiaries is entitled, if so designated by Vodafone, to the rights of Vodafone contained in the Partnership Agreement and all references to Vodafone would then refer instead to the transferee. Any transferee of an amount of partnership interests equal to at least 20% of our partnership interests from Verizon Communications and its wholly-owned subsidiaries is entitled, if so designated by Verizon Communications, to the rights of Verizon Communications contained in the Partnership Agreement and all references to Verizon Communications would then refer instead to the transferee. Any transferee described in this paragraph is known as an “exit transferee,” and any transfer to an exit transferee is subject to rights of first refusal as described above.

The Partnership Agreement provides that defined instances of a “change in ownership” of a Partner will be deemed to be a proposed transfer of the partnership interest to which some of the provisions relating to transfers of partnership interests will apply. Neither Verizon Communications’ nor Vodafone’s right to select board representatives or appoint significant officers, among other things, nor Vodafone’s approval rights over the significant actions described above under “—Partnership Agreement—Partnership Governance,” will be transferred to the new holder in the event of a change in ownership unless the holder is an exit transferee or a wholly-owned subsidiary of Verizon Communications or Vodafone. A spin-off or split-off of an entity holding interests in us by Verizon Communications or Vodafone or their affiliates to not less than all of the entity’s stockholders, and as a result of which no person acquires 30% or more of the entity’s stock, will not be considered a change in ownership if the partnership interests held by the entity constitute not more than 75% of the fair market value of the entity’s assets.

Investment Agreement

On April 3, 2000, we, Verizon Communications and Vodafone entered into an investment agreement (the “Investment Agreement”).

Initial Public Offering

The Investment Agreement prohibits any direct or indirect public offering of ownership interests in the Partnership except issuances of stock by a newly created general partner as described below or in the form of a tracking stock or other shares of stock issued by Verizon Communications or Vodafone.

Verizon Communications and Vodafone each has the right at any time to monetize all or part of its investment in us by causing an initial public offering of our equity. The initial public offering would occur through the creation of a general partner that would issue the equity and transfer the proceeds to the selling holder in exchange for partnership interests. The initiating party is required to propose a structure that is designed to preserve our partnership status for tax purposes, does not make us or the public offering vehicle a registered investment company (or, if it did, would have no adverse impact on the rights and obligations of the various parties) and does not modify in any material respect the allocation of governance or economic rights in us. The Investment Agreement provides that holders of partnership interests must be permitted to exchange their interests for shares of common stock of the initial public offering vehicle.

Registration Rights

Any new general partner formed as described above must grant registration rights to Verizon Communications and Vodafone requiring it to register shares of its common stock issued to them in exchange for partnership interests. It will be required to use best efforts to register under the Securities Act any of those shares of common stock for sale in accordance with the intended method of disposition, subject to customary deferral rights. Each holder will have an unlimited number of demand registration rights, but no demand may be made unless the shares to be registered have a market value on the demand date of at least $200 million. In addition, the holders will have the right to include their shares in other registrations of equity securities other than on Form S-4 or S-8, subject to customary cutback provisions, although Verizon Communications and Vodafone are cut back only after all other holders, including holders exercising their own demand rights, are cut back.

In addition, the Investment Agreement provides that the Partnership is required to pay all registration expenses, including all filing fees and other fees and expenses, other than underwriting discounts and commissions and the fees of counsel, accountants or other persons retained by the holders. The Investment Agreement also contains customary indemnification and contribution provisions.

Verizon Communications Intellectual Property Arrangements

Patents

Subsidiaries of Verizon Communications own various patents related to the provision of wireless services. Under a license agreement, the subsidiaries have granted us a perpetual, irrevocable, non-exclusive and non-transferable license to use some of these patents and related know-how in connection with the manufacture, sale and import of wireless telecommunications goods and services in the United States, its territories and possessions. We also have the right to sublicense this intellectual property to resellers, vendors, agents, distributors, exclusive dealers and similar persons subject to certain limitations. We are not required to pay any royalties for our use of these patents.

Trademarks and Domain Names

Verizon Communications has licensed trademarks, service marks, trade names and domain names to us. We are not required to pay any royalties or fees for use of these trademarks, service marks, trade names and domain names. Most notably, Verizon Communications owns the Verizon and Verizon Wireless brand names and some service offering names. The license agreements grant non-exclusive, non-transferable licenses to use the trademarks, service marks, trade names and domain names in connection with the marketing, advertising, sale and provision of wireless communications goods and services in the United States, its territories and possessions. We also have the right to sublicense this intellectual property to resellers, agents, distributors, exclusive dealers and similar persons subject to certain limitations. The licenses include quality control standards governing our use of the intellectual property.

The license to use the Verizon and Verizon Wireless brand names will expire two-and-a-half years after the first day an alternate brand is adopted or Verizon Communications ceases to own any interest in the Partnership. Verizon Communications may also terminate this license upon our breach or insolvency or upon our failure to perform any material obligations under the license. In addition, pursuant to the Alliance Agreement, Verizon Communications may direct us, at any time at its election, to change our brand name to a name designated by Verizon Communications, discontinue use of any or all brand names, trademarks or service marks that we are then using and enter into a licensing agreement, containing customary terms and conditions, with it or a Verizon Communications affiliate that provides for our use of trademarks, service marks or brand names belonging to Verizon Communications or any of its affiliates.

Our license to use certain service offering marks will terminate on the date that Verizon Communications ceases to own any interest in the Partnership. This license may also be terminated upon 30 days’ written notice in the event of the Partnership’s breach or insolvency.

Vodafone Intellectual Property Arrangements

Patents

Vodafone Americas, Inc., or “Vodafone Americas,” formerly AirTouch, has assigned outright to us or another subsidiary of Verizon Communications worldwide right, title and interest in various patents regarding the provision of wireless services. We have granted back to Vodafone Americas a royalty-free, perpetual, non-exclusive worldwide license to the patents, with the right to sublicense them to certain third parties and subject to certain limitations. We have agreed that we will not license or otherwise transfer the patents to Verizon Communications, including its affiliates and subsidiaries that are not also affiliates or subsidiaries of us, without Vodafone America’s prior written permission.

Copyrights, Trademarks and Domain Names

Vodafone Americas has also assigned to us worldwide right, title and interest in certain service marks, trademarks, trade names, copyrights and domain names.

Software License Agreement

Vodafone Americas has also irrevocably assigned and transferred to us some of its software and related rights. We have granted back to Vodafone Americas a perpetual worldwide, irrevocable, royalty-free, non-exclusive transferable license to sell, use, copy and otherwise fully exploit the software.

Financing Arrangements

As of June 30, 2009, the Partnership had approximately $10.5 billion of borrowings from Verizon Communications and its affiliates at an annual weighted average interest rate of 0.7%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Service.”

All of the following borrowings are or were payable to VFSL:

Auction 73 Floating Rate Promissory Note. On March 31, 2008, we signed a floating rate promissory note that permitted us to borrow up to a maximum principal amount of $9,363 million, with a maturity date of March 31, 2010. Amounts outstanding under this note bear interest at a rate per annum equal to one-month LIBOR plus 0.28% for each interest period, with the interest rate being adjusted on the first business day of each month. This note can be repaid at any time prior to the maturity date without penalty. Amounts repaid cannot be re-borrowed. Proceeds from the note were used to fund our acquisition of wireless spectrum licenses pursuant to the FCC’s Auction 73. Borrowings under this note as of June 30, 2009 were $9,363 million. Through September 30, 2009, we repaid $1,615 million of the borrowings under this note using cash generated from operations, reducing the outstanding balance as of September 30, 2009 to $7,748 million.

$2,500 Million Fixed Rate Note. On December 15, 2006, we signed a fixed rate promissory note in the amount of $2,500 million, due on December 15, 2008. Amounts borrowed under this note bore interest at a rate of 5.3% per annum. Borrowings under this note were used to repay the 2006 Notes. On May 30, 2008, we repaid this note.

$2,431 Million Floating Rate Note. On September 1, 2005, we signed a floating rate promissory note in the amount of $2,431 million due on August 1, 2009. Amounts borrowed under this note bore interest at a rate per annum equal to one-month LIBOR plus 0.20% for each interest period, with the interest rate being adjusted on the first business day of each month. This note was effective as of July 1, 2005, and replaced a prior $2,431 million term note due in 2009. During the second quarter of 2009, we repaid $1,014 million of the borrowings under this note using cash flows from operations, reducing the outstanding borrowings under this note to $917 million as of June 30, 2009. Through July 28, 2009, we used cash generated from operations to repay all of the remaining borrowings under this note. No borrowings remained outstanding under this note as of the maturity date of August 1, 2009.

$750 Million Fixed Rate Note. On September 1, 2005, we signed a fixed rate promissory note that permitted us to borrow, repay and re-borrow from time to time up to a maximum principal amount of $9,000 million, with a maturity date of August 1, 2009. This note was effective as of July 1, 2005, and replaced a prior demand note. Outstanding borrowings under this note were $182 million as of June 30, 2009. On July 30, 2009, we and VFSL amended certain provisions of this note, including changing the maximum principal amount that we can borrow, repay and re-borrow from time to time to $750 million and extending the term to August 1, 2010. Amounts borrowed under this note bear interest at a rate of 5.8% per annum. There were no borrowings outstanding under this note as of September 30, 2009.

$6,500 Million Promissory Note. On February 18, 2005, we signed a floating rate promissory note, which permitted us to borrow, repay, and re-borrow from time to time up to a maximum principal amount of $6,500 million with a maturity date of February 22, 2008. Amounts borrowed under this note bore interest at a rate per annum equal to one-month LIBOR plus 0.20% for each interest period, with the interest rate being adjusted on the first business day of each month. On February 22, 2008, we repaid this note.

Letters of Credit. Verizon Communications has entered into reimbursement agreements with third-party lenders that permit these lenders to issue letters of credit to third parties on behalf of us and our subsidiaries, including, following the Alltel Acquisition, Alltel. As of September 30, 2009, an aggregate of $16 million of letters of credit were outstanding pursuant to those reimbursement agreements, including approximately $13 million of letters of credit outstanding on behalf of Alltel.

We expect that any existing or future borrowings from Verizon Communications or its affiliates will be at interest rates and have other terms that will be substantially equivalent to the interest rates and other terms that we would be able to obtain from third parties, including the public markets, without the benefit of a guaranty by Verizon Communications or any of its affiliates.

Other Services Provided to Verizon Communications

In addition to revenue from providing wireless services to various subsidiaries of Verizon Communications, we also receive mutual compensation revenue from Verizon Communications for the interconnection of landline and mobile networks. In the normal course of business, we recorded revenues from services and mutual compensation of $44 million related to transactions with Verizon Communications affiliated companies for the six months ended June 30, 2009, and approximately $89 million, $82 million and $66 million for the years ended December 31, 2008, 2007 and 2006, respectively.

We have entered into an agreement with affiliates of Verizon Communications regarding certain software development services we performed to enable business customers of Verizon Communications’ local telephone companies and broadband affiliate to utilize a website and information portal that we previously developed for our business customers. Our estimated billings to Verizon Communications for the development work, hosting and ongoing maintenance of the website and portal are approximately $13 million over five years. We recorded billings to Verizon Communications of $1.4 million for the six months ended June 30, 2009.

We have entered into an agreement with affiliates of Verizon Communications to enhance our centralized escalation reporting platform in order to enable the affiliates to use the same platform to track and respond to their service complaints by regulators. The enhancements to the platform cost the affiliates approximately $190,000, and we will perform hosting and maintenance services over the five-year period of the agreement for approximately $100,000 per year.

We have entered into a one-year sales referral agreement with an affiliate of Verizon Communications that appoints us to be a non-exclusive agent for the affiliate in order to market the managed mobility services of that affiliate. If not terminated by either party, the agreement will renew on a month-to-month basis. We will be compensated based upon a revenue share arrangement with the affiliate.

In 2004, we entered into agreements with subsidiaries of Verizon Communications in Puerto Rico and the Dominican Republic to sell wireless devices and accessories to the subsidiaries for their retail sale to end-user subscribers in their respective territories. Verizon Communications sold its interests in the Puerto Rico subsidiary on March 30, 2007 and sold its interests in the Dominican Republic subsidiary on December 1, 2006. We also entered into agreements to provide wireless devices and accessories to domestic subsidiaries of Verizon Communications. We recorded revenue from equipment sales of approximately $5 million for the six months ended June 30, 2009 and approximately $14 million, $19 million and $47 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In 2006, we entered into agreements with Verizon Communications to provide floor space for Verizon Communications’ kiosks operating in our stores. Under these agreements, we recorded revenue of $2 million for the six months ended June 30, 2009 and $3 million, $4 million and $0.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. In connection with these agreements, we also receive payments on activations of Verizon Communications’ products in the form of Market Development Funds, or “MDF.” We recorded MDF payments of $6 million for the six months ended June 30, 2009 and $5 million and $4 million for the years ended December 31, 2008 and 2007, respectively.

Other Services Provided by Verizon Communications

Direct Telecommunications

We incur direct telecommunications charges for services provided by subsidiaries and affiliates of Verizon Communications including, but not limited to, the following services: telephone, network interconnection, switching, directory assistance and long distance. Direct telecommunication charges were $588 million for the six months ended June 30, 2009 and $1,108 million, $1,097 million and $907 million for the years ended December 31, 2008, 2007 and 2006, respectively, related to these services.

In February 2009, we entered into a fiber-to-cellsite ethernet backhaul agreement with affiliates of Verizon Communications for the provision of ethernet services to us within Verizon Communications’ local telephone franchise areas. We have not incurred any charges related to this agreement as of June 30, 2009. Our estimated expenditures under this agreement are $618.5 million over the period from 2009 to no later than 2017.

In July 2009, we entered into a fiber-to-cellsite ethernet backhaul agreement with an affiliate of Verizon Communications for the provision of ethernet services to us in areas outside of Verizon Communications’ local telephone franchises. Our estimated expenditures under this agreement are $58.4 million.

In September 2009, our board of representatives delegated authority to our Senior Vice President and Chief Technical Officer and our Vice President and Chief Financial Officer, acting jointly, to amend our agreement with an affiliate of Verizon Communications for the provision of wholesale long distance services to us. The amendment extends the term of the agreement until August 2010 and provides for a reduction in the blended rates we pay for domestic long distance service. Our estimated expenditures under this agreement, as amended, over the next 12 months are $325 million.

Amounts to be paid under the foregoing ethernet backhaul agreements will be reflected in the total amount of charges we incur for direct telecommunications services. Amounts paid under the long distance agreement have been and, as amended, will continue to be reflected in the total amount of charges we incur for direct telecommunications services.

Office Telecommunications

We have agreements with subsidiaries and affiliates of Verizon Communications for the provision of office telephone services. We incurred charges of $10 million for the six months ended June 30, 2009 and $17 million, $14 million and $14 million for the years ended December 31, 2008, 2007 and 2006, respectively, related to these services.

Billing Services

We have an agreement with a subsidiary of Verizon Communications that allows our subscribers to consolidate their wireless and wireline services into one invoice. We incurred charges of $6 million for the six months ended June 30, 2009 and $11 million, $14 million and $10 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Roaming Services

We have entered into roaming agreements with subsidiaries of Verizon Communications to permit our subscribers to use their network in Puerto Rico and the Dominican Republic, where we do not have licenses to provide services, and to permit their subscribers to roam on our network. Verizon Communications sold its interests in the Puerto Rico subsidiary on March 30, 2007 and sold its interests in the Dominican Republic subsidiary on December 1, 2006. Under these roaming agreements, we paid $7 million for the three months ended March 31, 2007, and received $2 million for the same period, and we paid $22 million and received $10 million for the year ended December 31, 2006, respectively, related to these services.

Leases

We incurred charges of $10 million for the six months ended June 30, 2009 and $16 million, $14 million and $8 million for the years ended December 31, 2008, 2007 and 2006, respectively, for leases for company vehicles and buildings from subsidiaries of Verizon Communications.

In November 2005, we entered into a lease agreement with Verizon Communications to lease a portion of its facility, the Verizon Center, in Basking Ridge, New Jersey. The Verizon Center is a 1.3 million square foot facility consisting of seven buildings on 135 acres. We lease approximately 331,282 contiguous square feet with dedicated space for approximately 1,200 employees. The term of the lease is 10 years with up to two additional five-year terms at our option.

We incurred charges under this lease of $6 million for the six months ended June 30, 2009 and $12 million, $11 million and $6 million for the years ended December 31, 2008, 2007 and 2006, respectively. The total projected expenditure over the initial term of the lease (including occupancy costs and tenant improvements) is $141 million. We have the right to audit the base rent and operating costs once per year.

Sales and Distribution Services

We incur charges for commissions and other sales expenses related to the sale and distribution of our products and services by subsidiaries and affiliates of Verizon Communications. Sales and distribution expenses were $8 million for the six months ended June 30, 2009 and $20 million, $26 million and $22 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Lockbox Services

We currently purchase lockbox services from Verizon Communications. For the six months ended June 30, 2009, we made lockbox payments of $4 million. For the years ended December 31, 2008, 2007 and 2006, we made lockbox payments of $8 million, $8 million and $10 million, respectively.

Insurance

We currently purchase primary casualty insurance and other liability coverage from affiliates of Verizon Communications. In the normal course of business, we incurred $36 million for the six months ended June 30, 2009 and $72 million, $53 million and $51 million for the years ended December 31, 2008, 2007 and 2006, respectively, to purchase this coverage.

Aviation Service

In 2008, Verizon Communications began providing corporate aviation service to us. We incurred charges of $3 million for the six months ended June 30, 2009 and $8 million for the year ended December 31, 2008 for this service.

Centralized Services

Verizon Communications provides certain services to us through its centralized service organizations, including procurement, payroll, real estate and accounts payable, marketing, network technology and information technology services. These centralized service organizations operate through various wholly-owned subsidiaries of Verizon Communications, including, since the establishment of these arrangements in 2006, Verizon Services Corp., or “Verizon Services”; during 2008, Verizon Corporate Services Group Inc., or “Verizon Corporate Services”; and, during 2009, Verizon Corporate Resources Group LLC, or “Verizon Corporate Resources,” as a result of a corporate reorganization in which Verizon Corporate Services transferred functions to this new entity as of January 1, 2009, and they provide services to Verizon Communications’ other operating business units, as well as to us. Verizon Communications began forming the centralized organizations in late 2005. Verizon Communications has generally staffed the centralized organizations by transferring employees from the various business units that the centralized organizations now support to the centralized organizations, including employees who were formerly employed by us. Many of these employees continue to perform functions for the centralized organizations similar to functions they performed previously for a particular line of business. These organizations have facilitated the elimination of redundant systems and personnel across the business units, and allow us to benefit from the efficiencies afforded by larger transaction volume and capacity as well as from economies of scope.

We did not receive from Verizon Communications or its centralized organizations any centralized procurement, payroll, real estate or accounts payable services prior to 2006, or any centralized marketing, network technology or information technology services prior to 2008.

Procurement, Payroll, Real Estate and Accounts Payable Services

On May 1, 2006, we entered into a general services agreement, which we refer to as the “General Services Agreement,” with Verizon Services. Verizon Services has access to specialized systems, hardware and other resources which enable it to provide certain centralized services, including procurement, payroll, real estate and accounts payable services in a professional and cost-effective manner. Pursuant to the General Services Agreement, Verizon Services, conducting its activities as the centralized services organization known as Verizon Services Operations, or “VSO,” provides us with certain services, as we may request from time to time, relating to procurement, payroll, real estate, accounts payable and any other services that may be added from time to time, by the execution by us and Verizon Services of a service schedule setting forth the specific terms and conditions of such services.

The General Services Agreement has an initial five-year term, is renewable for subsequent terms of one year and is also subject to early termination rights under certain circumstances. Either party may terminate the agreement at the end of the initial term or any renewal term, provided that it gives the other party written notice at least 60 days before the end of the then-current term. The agreement requires customary reciprocal indemnification that is not subject to caps, deductibles or time limitations.

In accordance with the applicable service schedules, the costs to us of procurement and real estate-related services for each calendar year commencing in 2007 have been established through an annual negotiation process between us and VSO, subject in certain instances to pre-agreed caps and other limitations. These negotiations take into account considerations such as our service requirements (both as to volume and level of quality), and VSO’s costs to provide the services on a centralized basis. In accordance with the service schedules for payroll and accounts payable services, an annual negotiation process was implemented for the 2009 and subsequent calendar years. The total budget for VSO services in 2009 has been finalized and is not significantly higher than actual expenses for prior years. Under the applicable schedules, in general, charges not covered by the annual negotiation process were set based upon the costs that we had incurred during the period immediately prior to the implementation of the centralized service arrangement in order to support the applicable services internally, subject to cost-increase factors such as salary and benefit increases, and cost-decrease factors principally related to any expected synergies.

For the six months ended June 30, 2009, we made services payments of $20 million. For the years ended December 31, 2008 and 2007, we made services payments of $35 million and $39 million, respectively. In 2006, there was no cost allocation by VSO to us, other than for outsourced services, because during that period these services continued to be performed for us by our employees under the supervision of VSO management.

In addition to the annual negotiation of the cost allocations, for certain of the services, the parties also meet on a quarterly or semiannual basis to assess the performance of VSO against key performance indicators that have been agreed upon with respect to such services. In the event of a failure to meet an agreed-upon key performance indicator, the service schedules require VSO to implement a remediation plan to address the issue.

As of the date of this prospectus, service schedules are in effect under the General Services Agreement with respect to the following services:

Procurement

Procurement services are provided under the General Services Agreement with regard to a wide range of products and services, including: banking and treasury, payroll, tax and accounts payable services; sales and technical call center support; real estate-related and facilities management services; energy and utility services, rate negotiations and payment programs; fleet, travel, freight, relocation and related logistics; certain human resources services; specified financial services support; information technology hardware, software and services; and network equipment procurement and vendor management. Certain of the procurement services provided under the General Services Agreement are being performed in collaboration with one or more of the other centralized organizations described below under “—Marketing, Network Technology and Information Technology Services.” We retain responsibility for procurements involving the purchase of handsets and wireless devices, network agreements for long distance services and network backhaul services and facilities and roaming arrangements with other wireless carriers.

Payroll

Payroll services under the General Services Agreement include, but are not limited to, the processing and outsourcing of: direct deposits and check printing and distribution; new-hire, termination and relocation processing; earnings and deductions, as well as general wage increases, sales commissions, reimbursements, customer service and other awards; unemployment and other benefits; wage garnishment; time, labor and tax reporting; and audits, including with regard to Sarbanes-Oxley requirements.

Real Estate

Except with respect to retail stores, network data centers and other network facilities, VSO provides to us the following real estate services, among others: certain building operations and maintenance services; building operations support services; portfolio management services; contract management; capital and expense management; energy management, conservation, analysis and payment; and environmental audits.

Accounts Payable

VSO provides services relating to accounts payable, including: the processing and management of purchasing and travel credit cards issued to employees, as well as employee business expenses; accounts payable document management and retention; invoice processing; management of the e-Payables electronic accounts payable program; pay cycle processing; financial system upgrades; periodic accounts payable journal generation; budget analysis; 1099 reporting; customer refund processing; accounts payable-related banking and check processing; and auditing, reporting and analysis, including Sarbanes-Oxley audits.

Marketing, Network Technology and Information Technology Services

We are currently negotiating a general services agreement and related service schedules with Verizon Corporate Resources for the provision of marketing, network technology and information technology to us for an initial term of five years. As part of these negotiations, we are also developing a framework that we expect will govern the allocation of rights and responsibilities regarding the development, ownership, licensing and use of various types of intellectual property as between us, on the one hand, and Verizon Corporate Resources and certain other wholly-owned subsidiaries of Verizon Communications, on the other hand.

As of the date of this prospectus, Verizon Corporate Resources is providing such services to us, subject in all cases to an agreement that the costs allocated to us will not, without our concurrence, exceed the cost amounts for such services in our 2009 budgets. We expect all of these services to be included as part of the long-term general services agreement and related service schedules mentioned above that we are negotiating with Verizon Corporate Resources.

Marketing

Verizon Communications’ Corporate Marketing Organization, or “CMO,” provides us with marketing services, including: retention of advertising agencies for the performance of marketing communications services; development of music, sports and entertainment sponsorships; product development management; development and procurement of content for delivery to wireless devices used on our network; and negotiation of agreements with application platform providers. We retain responsibility for some aspects of the marketing function, including overseeing the day-to-day agency management of marketing communications projects being performed for us by advertising agencies. Effective April 1, 2009, we also began to provision user experience development, a service that CMO provided to us throughout 2008 and until March 31, 2009, principally relying upon personnel who were moved to our payroll from Verizon Corporate Services. Under our current arrangement for these services CMO is providing, costs are generally based on the costs of personnel dedicated to providing such services to us. Any third-party costs incurred by the centralized service organization on our behalf related to marketing services are passed through to us, although most third-party costs are billed to us directly by the third party. For the six months ended June 30, 2009 and the year ended December 31, 2008, we made payments for these services of $18 million and $28 million, respectively. During the fourth quarter of 2009, the CMO will be eliminated and the functions provided to us by CMO, as well as the personnel performing such functions for us, will be integrated into our marketing organization.

Network Technology

Verizon Communications’ Corporate Technology Organization, or “CTO,” provides us with network technology services primarily in the areas of wireless and core network technology strategy and operations support, as well as certain related procurement services. Throughout 2008 and until March 31, 2009, in addition to the foregoing, CTO provided us with product realization services. Effective April 1, 2009, we began again to provision these additional services ourselves, principally relying upon personnel who were moved to our payroll from Verizon Corporate Resources. Under our arrangement, costs for network technology services are based generally on the costs of personnel and resources dedicated to providing such services to us. Any third-party costs incurred by the centralized service organization on our behalf related to network services are passed through to us. For the six months ended June 30, 2009 and the year ended December 31, 2008, we made payments for these services of $18 million and $49 million, respectively.

Information Technology

Verizon Communications’ Corporate Information Technology Organization, or “CIO,” provides us with various information technology services, principally including end user and desktop support for some of our personnel; systems availability services; systems change management and enterprise resource planning for certain systems. Throughout 2008 and until March 31, 2009, in addition to the foregoing, CIO provided us with services in mainframe and data center operations, open systems support, network and information security, systems provisioning, and new consumer and business product design and development. Effective April 1, 2009, we began again to provision these additional services ourselves, principally relying upon personnel who were moved to our payroll from Verizon Corporate Resources. Under our current arrangement for 2009, costs for information technology services are based generally on the estimated costs of personnel and resources dedicated to providing such services to us. Costs for systems provisioning are charged on a time and materials basis. Any third-party costs incurred by the centralized service organization on our behalf related to these information technology services are passed through to us. For the six months ended June 30, 2009 and the year ended December 31, 2008, we made payments for these information technology services of $31 million and $79 million, respectively.

Other Services Provided to Vodafone

In the normal course of business, we provide wireless services to various subsidiaries of Vodafone. We recorded service revenue of $0.2 million for the six months ended June 30, 2009 and $0.4 million, $0.3 million and $0.3 million related to transactions with Vodafone affiliated companies for the years ended December 31, 2008, 2007 and 2006, respectively.

Other Services Provided by Vodafone

In 2004 we entered into a roaming agreement with Vodafone Libertel N.V. to permit our subscribers to use its GSM network and the networks of its roaming partners where we do not have a license to provide service. Under this agreement, we incurred roaming service charges of $60 million for the six months ended June 30, 2009 and $95 million, $37 million and $15 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In 2007 we entered into a sublease agreement with Vodafone Americas to lease approximately 41,000 square feet of space in its Walnut Creek, CA office. The term of the lease is four and a half years. The total estimated value of the sublease is $6 million. We recorded a lease expense of $0.6 million for the six months ended June 30, 2009 and $1 million and $1 million for the years ended December 31, 2008 and 2007, respectively.

Services Provided by Other Related Persons

On November 25, 2003, we entered into an agreement with Starent Networks, Corp., or “Starent,” a provider of network infrastructure hardware and software products and services. Charles Lanman, who is the brother of Michael Lanman, our Vice President and Chief Marketing Officer from 2007 until October 5, 2009, has been employed by Starent since February 2008 as its Director of Business Development—West Region. Under the agreement, which has an initial term of one year and renews automatically each year, Starent provides us with various network infrastructure hardware and software products and services, for which we are billed on an as-ordered basis, and related maintenance services, for which we are billed annually. Michael Lanman did not have responsibility for or participate in decisions relating to our procurement of products and services from Starent.

For the period from January 1 to June 30, 2009 and for the years ended December 31, 2008, 2007 and 2006, we paid Starent a total of approximately $92 million, $173 million, $61 million and $60 million, respectively. Charles Lanman received commissions and bonuses based on our purchase of products and services from Starent totaling approximately $314,000 and $226,000 for the period from January 1 to June 30, 2009 and for the year ended December 31, 2008, respectively.

Policies for Approval of Related Person Transactions

Transactions with Our Partners and Their Affiliates

The Partnership Agreement provides that, except pursuant to express provisions of the Alliance Agreement, Investment Agreement or the Partnership Agreement, approval of our board of representatives is required before we may enter into certain transactions, agreements or arrangements or series thereof, with a Partner or an affiliate of a Partner. See “—Partnership Agreement.” In addition, our Partnership Agreement requires that the terms of any transaction, agreement or arrangement between us and a Partner, any affiliate of a Partner or any member or alternate member of our board having a value in excess of $5 million must be disclosed to the board at the next regularly scheduled board meeting following the consummation or entering into of the contract. The Partnership Agreement also provides that any transaction, agreement or arrangement between us and Verizon Communications, Vodafone, any of their subsidiaries or affiliates, members of our board or alternate members of our board must be on terms no less favorable to us than what we would reasonably expect to obtain in a similar transaction with an unrelated third party.

In furtherance of the Partnership Agreement provisions described above, our management has adopted in writing a related person transactions policy that applies to any transaction, agreement or arrangement with Verizon Communications, Vodafone and any of their subsidiaries or affiliates, in order to ensure our compliance with the requirements of our Partnership Agreement. The policy does not apply to transactions that are excluded from the requirements for related person transactions by express provisions of the Alliance Agreement, Investment Agreement or Partnership Agreement.

Under this policy, our Chief Financial Officer and our Vice President and Controller review all proposed contracts or proposed amendments to existing contracts between us and Verizon Communications, Vodafone, any of their subsidiaries or affiliates in order to determine whether prior board approval is required and whether the terms of the agreement proposed are no less favorable than terms that we would reasonably expect to obtain in a similar transaction with an unrelated third party.

Among other things, the policy also contains requirements relating to the disclosure of the applicable related person transactions.

Transactions with Other Related Persons

Our board of representatives has also adopted in writing a separate related person transactions policy whereby our audit committee reviews transactions involving us and members of our board of representatives or executive officers or their immediate family members to determine if any of the individual participants has a material interest in the transaction. Based on the facts and circumstances of each case, the audit committee may, in the case of proposed transactions, approve or disapprove the transaction, or, in the case of existing transactions, ratify or recommend to management to seek cancellation or termination of the transaction. Any member of the audit committee who is involved in a transaction under review may not participate in the committee’s decision about that transaction. The audit committee then reports its action with respect to any such transaction to the board of representatives.

OUR PARTNERS

The following table sets forth information regarding beneficial ownership of our partnership interests held by:

•	each of our named executive officers;

•	each member of our board of representatives;

•	each holder of more than 5% of our outstanding partnership interests; and

•	all current representatives and executive officers as a group.

To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power regarding all partnership interests. No named executive officer or representative holds greater than 1% of the outstanding shares of Verizon Communications or Vodafone.

Name and Address of Beneficial Owner	% Partnership Interest
Verizon Communications Inc.(1)	55.0%
140 West Street
New York, NY
Vodafone Group Plc(2)	45.0%
Vodafone House
The Connection
Newbury, Berkshire
RG14 2FN England
Ivan G. Seidenberg	0%
Vittorio Colao	0%
Dennis F. Strigl	0%
Marc C. Reed	0%
John F. Killian	0%
Andrew N. Halford	0%
Steve Pusey	0%
Terry D. Kramer	0%
Lowell C. McAdam	0%
Jack D. Plating	0%
John Townsend	0%
Anthony J. Melone	0%
Steven E. Zipperstein	0%
All representatives and executive officers as a group (19 persons)	0%

(1)	Includes partnership interests held of record by the following subsidiaries of Verizon Communications: Bell Atlantic Mobile Systems, Inc. and GTE Wireless Incorporated.
(2)	Includes partnership interests held of record by the following subsidiaries of Vodafone: PCS Nucleus, L.P. and JV Partnerco, LLC.

DESCRIPTION OF NOTES

General

The old notes were issued and the new notes will be issued under the indenture between us and U.S. Bank National Association, as trustee, dated as of November 21, 2008, as amended or supplemented, which we refer to as the “indenture.” The indenture provides for the issuance from time to time of debt securities in an unlimited principal amount and in an unlimited number of series.

The old notes are and the new notes will be the joint and several obligations of Cellco Partnership and Verizon Wireless Capital LLC. The old notes are and the new notes will be our senior unsecured obligations and will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness.

In this Description of Notes, “Verizon Wireless” refers only to Cellco Partnership, and any successor obligor on the notes, and not to any of its subsidiaries, “co-issuer” refers only to Verizon Wireless Capital LLC and any successor co-obligor on the notes, and “we,” “us” or “our” refer to Cellco Partnership and the co-issuer, and any successor obligor on the notes, and not to any of their respective subsidiaries.

The terms of the new notes of each series are identical in all material respects to the terms of the old notes of the same series, except that the new notes are registered under the Securities Act and will not be subject to restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP and ISIN number than the old notes of the same series, will not entitle their holders to registration rights and will be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those old notes. The new notes of each series and the old notes of the same series will otherwise be treated as a single series for purposes of the indenture. Interest on the new notes of each series will be payable on the same dates on which interest on the old notes of the same series is payable. References to “notes” of a series below refer to both the old notes and the new notes of the applicable series.

As part of the terms of the exchange offer, old notes accepted for exchange will not accrue interest for any period from and after the last interest payment date on which interest was paid or duly provided for on the old notes of the same series prior to the original issue date of the new notes of the same series or, if no interest has been paid or duly provided for on the old notes of the same series, will not accrue any interest. The new notes of each series will accrue interest from the last interest payment date on which interest was paid on the old notes of the same series or, if no interest has been paid on the old notes of the same series, from the date of original issue of the old notes of the same series.

The indenture contains provisions that define your rights and govern the obligations of the issuers under the notes. Copies of the indenture and the forms of new notes are filed as exhibits to the registration statement of which this prospectus forms a part and will be made available to prospective investors upon request. See “Where You Can Find More Information.” We have summarized the material provisions of the indenture and the notes below. This summary does not describe all of the exceptions and qualifications contained in the indenture or the notes. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture, including the definitions of certain terms and those terms to be made a part thereof by the Trust Indenture Act.

Additional Notes of the Same Series

Each series of notes is a separate series of securities under the indenture. We may without consent of or notice to the holders of the notes issue additional debt securities under the indenture having the same terms in all respects as any series of the notes. The old notes and the new notes of the same series, and any additional debt securities with the same terms, will be treated as a single series for all purposes under the indenture.

Principal Amount, Maturity and Interest for the Floating Rate Notes due 2011

The floating rate notes due 2011 will mature on May 20, 2011. As of the date of this prospectus, $1.25 billion aggregate principal amount of the old floating rate notes due 2011 is outstanding.

The floating rate notes due 2011 bear interest at a rate per annum equal to three-month LIBOR plus 2.60%, except that interest accrued on the new floating rate notes due 2011 for periods prior to the date on which old notes of the same series are surrendered in exchange for new floating rate notes due 2011 will accrue at the rate or rates borne by such old notes from time to time during such periods. The interest rate is reset quarterly as described below. Interest on the floating rate notes due 2011 is paid quarterly in arrears on each May 20, August 20, November 20 and February 20, each an “interest payment date.” The first interest payment date on the old floating rate notes due 2011 was August 20, 2009 and the next interest payment date is November 20, 2009. The first interest payment date on the new floating rate notes due 2011 will be the first interest payment date following the date on which the new floating rate notes due 2011 are issued pursuant to the exchange offer.

If any of the interest payment dates falls on a day that is not a business day, as defined below, we will make the payment on the next business day unless the next business day is in the next calendar month, in which case the interest payment date will be the immediately preceding business day. Interest on the floating rate notes due 2011 will be computed on the basis of a 360-day year and the actual number of days elapsed.

Interest on the new floating rate notes due 2011 will accrue from the last interest payment date on which interest was paid on the old floating rate notes due 2011, also on the basis of a 360-day year and the actual number of days elapsed. Interest on the new floating rate notes due 2011 will otherwise accrue in the same manner as interest accrues on the old floating rate notes due 2011, as described below.

Interest on the floating rate notes due 2011 accrues from, and including, the immediately preceding interest payment date to which interest on the new floating rate notes due 2011, or the old floating rate notes due 2011 surrendered in exchange for the new floating rate notes due 2011, as applicable, has been paid or duly provided for, or if no such interest has been paid, May 22, 2009, to, but excluding, the next interest payment date or the maturity date, as the case may be. We refer to each of these periods as an “interest period.” The amount of accrued interest that we will pay for any interest period can be calculated by multiplying the face amount of the floating rate notes due 2011 by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from May 22, 2009, or from the last interest payment date, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. If the maturity date of the floating rate notes due 2011 falls on a day that is not a business day, we will pay principal and interest on the next business day, but we will consider that payment as being made on the date that the payment was due. Accordingly, no interest will accrue on the payment for the period from and after the maturity date to the date we make the payment on the next business day. Interest on the floating rate notes due 2011 on any interest payment date, subject to certain exceptions, will be paid to the person in whose name the floating rate notes due 2011 are registered at the close of business on the fifteenth calendar day, whether or not a business day, immediately preceding the interest payment date. However, interest that we pay on the maturity date will be payable to the person to whom the principal will be payable.

The interest rate on the floating rate notes due 2011 is calculated by the Calculation Agent, as defined below, and is equal to three-month LIBOR plus 2.60%, except that the interest rate in effect for the period from May 22, 2009 to but excluding August 20, 2009, the initial interest reset date, as defined below, was established by us as the rate for deposits in U.S. dollars having a maturity of three months commencing May 22, 2009 that appeared on the Designated LIBOR Page, which is defined below, as of 11:00 a.m., London time, on May 20, 2009, plus 2.60%, and was 3.31625%. The interest rate in effect for the period from, and including, August 20, 2009 to, but excluding, November 20, 2009 was calculated by the Calculation Agent on August 20, 2009 and is 3.025%. The Calculation Agent will reset the interest rate on each interest payment date, each of which we refer to as an “interest reset date.” The second London business day, as defined below, preceding an interest reset date will be the “interest determination date” for that interest reset date. The interest rate in effect on each day that is not an interest reset date will be the interest rate determined as of the interest determination date pertaining to the immediately preceding interest reset date, except that the interest rate in effect for the period from and including May 22, 2009 to but excluding the initial interest reset date was the initial interest rate. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date pertaining to that interest reset date.

“LIBOR” will be determined by the Calculation Agent in accordance with the following provisions:

(1)

With respect to any interest determination date, LIBOR will be the rate for deposits in U.S. dollars having a maturity of three months commencing on the first day of the applicable interest period that appears on the Designated LIBOR Page, which is defined below, as of 11:00 a.m., London time, on that interest determination date. If no rate appears, then LIBOR, in respect to that interest determination date, will be determined in accordance with the provisions described in (2) below.

(2)	With respect to an interest determination date on which no rate appears on the Designated LIBOR Page, as specified in (1) above, the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for the period of three months, commencing on the first day of the applicable interest period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in The City of New York, on the interest determination date by three major banks in The City of New York selected by the Calculation Agent for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time; provided, however, that if the banks selected by the Calculation Agent are not providing quotations in the manner described by this sentence, LIBOR determined as of that interest determination date will be LIBOR in effect on that interest determination date.

“The Designated LIBOR Page” means the Reuters screen “LIBOR01” page, or any successor page on Reuters selected by us with the consent of the Calculation Agent, or if we determine that no such successor page shall exist on Reuters, an equivalent page on any successor service selected by us with the consent of the Calculation Agent.

“Business day” with respect to the floating rate notes due 2011 means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York; provided that the day is also a London business day. “London business day” means a day on which commercial banks are open for business, including dealings in U.S. dollars, in London.

“Calculation Agent” means an independent investment banking or commercial banking institution of international standing appointed by us.

We may issue additional floating rate notes due 2011 in the future.

Principal Amount, Maturity and Interest for the 3.75% Notes due 2011

The 3.75% notes due 2011 will mature on May 20, 2011. As of the date of this prospectus, $2.75 billion aggregate principal amount of the old 3.75% notes due 2011 is outstanding.

The 3.75% notes due 2011 bear interest at the rate of 3.75% per annum, except that interest accrued on the new 3.75% notes due 2011 for periods prior to the date on which old notes of the same series are surrendered in exchange for new 3.75% notes due 2011 will accrue at the rate or rates borne by such old notes from time to time during such periods. Interest due on the 3.75% notes due 2011 is paid semiannually in arrears on May 20 of each year to holders of record on the preceding May 5, and on November 20 of each year to holders of record on the preceding November 5. If principal or interest on the 3.75% notes due 2011 is payable on a Saturday, a Sunday or any other day when banks are not open for business in The City of New York, we will make the payment on the next business day, and no interest will accrue as a result of the delay in payment. The first interest payment date on the old 3.75% notes due 2011 is November 20, 2009. The first interest payment date on the new 3.75% notes due 2011 will be the first interest payment date following the date on which the new 3.75% notes due 2011 are issued pursuant to the exchange offer. Interest on the old 3.75% notes due 2011 is accruing from May 22, 2009 and accrues on the basis of a 360-day year consisting of 12 months of 30 days. Interest on the new 3.75%

notes due 2011 will accrue from the last payment date on which interest was paid on the old 3.75% notes due 2011 or, if no interest has been paid on the old 3.75% notes due 2011, from the date of original issue of the old 3.75% notes due 2011, also on the basis of a 360-day year consisting of 12 months of 30 days.

We may issue additional 3.75% notes due 2011 in the future.

Principal Amount, Maturity and Interest for the 5.25% Notes due 2012

The 5.25% notes due 2012 will mature on February 1, 2012. As of the date of this prospectus, $750 million aggregate principal amount of the old 5.25% notes due 2012 is outstanding.

The 5.25% notes due 2012 bear interest at the rate of 5.25% per annum, except that interest accrued on the new 5.25% notes due 2012 for periods prior to the date on which old notes of the same series are surrendered in exchange for new 5.25% notes due 2012 will accrue at the rate or rates borne by such old notes from time to time during such periods. Interest due on the 5.25% notes due 2012 is paid on February 1 of each year to holders of record on the preceding January 15, and on August 1 of each year to holders of record on the preceding July 15. If principal or interest on the 5.25% notes due 2012 is payable on a Saturday, a Sunday or any other day when banks are not open for business in The City of New York, we will make the payment on the next business day, and no interest will accrue as a result of the delay in payment. The first interest payment date on the old 5.25% notes due 2012 was August 1, 2009, and the next interest payment date on the 5.25% notes due 2012 will be February 1, 2010. The first interest payment date on the new 5.25% notes due 2012 will be the first interest payment date following the date on which the new 5.25% notes due 2012 are issued pursuant to the exchange offer. Interest on the old 5.25% notes due 2012 is accruing from the last interest payment date on August 1, 2009 and accrues on the basis of a 360-day year consisting of 12 months of 30 days. Interest on the new 5.25% notes due 2012 will accrue from the last payment date on which interest was paid on the old 5.25% notes due 2012, also on the basis of a 360-day year consisting of 12 months of 30 days.

We may issue additional 5.25% notes due 2012 in the future.

Principal Amount, Maturity and Interest for the 7.375% Notes due 2013

The 7.375% notes due 2013 will mature on November 15, 2013. As of the date of this prospectus, $1.25 billion aggregate principal amount of the old 7.375% notes due 2013 is outstanding.

The 7.375% notes due 2013 bear interest at the rate of 7.375% per annum, except that interest accrued on the new 7.375% notes due 2013 for periods prior to the date on which old notes of the same series are surrendered in exchange for new 7.375% notes due 2013 will accrue at the rate or rates borne by such old notes from time to time during such periods. Interest due on the 7.375% notes due 2013 is paid on May 15 of each year to holders of record on the preceding May 1, and on November 15 of each year to holders of record on the preceding November 1. If principal or interest on the notes is payable on a Saturday, a Sunday or any other day when banks are not open for business in The City of New York, we will make the payment on the next business day, and no interest will accrue as a result of the delay in payment. The first interest payment date on the 7.375% notes due 2013 was May 15, 2009 and the next interest payment date will be November 15, 2009. The first interest payment date on the new 7.375% notes due 2013 will be the first interest payment date following the date on which the new 7.375% notes due 2013 are issued pursuant to the exchange offer. Interest on the old 7.375% notes due 2013 is accruing from the last interest payment date on May 15, 2009 and accrues on the basis of a 360-day year consisting of 12 months of 30 days. Interest on the new 7.375% notes due 2013 will accrue from the last payment date on which interest was paid on the old 7.375% notes due 2013, also on the basis of a 360-day year consisting of 12 months of 30 days.

We may issue additional 7.375% notes due 2013 in the future.

Principal Amount, Maturity and Interest for the 5.55% Notes due 2014

The 5.55% notes due 2014 will mature on February 1, 2014. As of the date of this prospectus, $3.5 billion aggregate principal amount of the old 5.55% notes due 2014 is outstanding.

The 5.55% notes due 2014 bear interest at the rate of 5.55% per annum, except that interest accrued on the new 5.55% notes due 2014 for periods prior to the date on which old notes of the same series are surrendered in exchange for new 5.55% notes due 2014 will accrue at the rate or rates borne by such old notes from time to time during such periods. Interest due on the 5.55% notes due 2014 is paid on February 1 of each year to holders of record on the preceding January 15, and on August 1 of each year to holders of record on the preceding July 15. If principal or interest on the notes is payable on a Saturday, a Sunday or any other day when banks are not open for business in The City of New York, we will make the payment on the next business day, and no interest will accrue as a result of the delay in payment. The first interest payment date on the 5.55% notes due 2014 was August 1, 2009 and the next interest payment date on the 5.55% notes due 2014 will be February 1, 2010. The first interest payment date on the new 5.55% notes due 2014 will be the first interest payment date following the date on which the new 5.55% notes due 2014 are issued pursuant to the exchange offer. Interest on the old 5.55% notes due 2014 is accruing from the last interest payment date on August 1, 2009 and accrues on the basis of a 360-day year consisting of 12 months of 30 days. Interest on the new 5.55% notes due 2014 will accrue from the last payment date on which interest was paid on the old 5.55% notes due 2014, also on the basis of a 360-day year consisting of 12 months of 30 days.

We may issue additional 5.55% notes due 2014 in the future.

Principal Amount, Maturity and Interest for the 8.50% Notes due 2018

The 8.50% notes due 2018 will mature on November 15, 2018. As of the date of this prospectus, $2.25 billion aggregate principal amount of the old 8.50% notes due 2018 is outstanding.

The 8.50% notes due 2018 bear interest at a rate of 8.50% per annum, except that interest accrued on the new 8.50% notes due 2018 for periods prior to the date on which old notes of the same series are surrendered in exchange for new 8.50% notes due 2018 will accrue at the rate or rates borne by such old notes from time to time during such periods. Interest due on the 8.50% notes due 2018 is paid on May 15 of each year to holders of record on the preceding May 1, and on November 15 of each year to holders of record on the preceding November 1. If principal or interest on the notes is payable on a Saturday, a Sunday or any other day when banks are not open for business in The City of New York, we will make the payment on the next business day, and no interest will accrue as a result of the delay in payment. The first interest payment date on the 8.50% notes due 2018 was May 15, 2009 and the next interest payment date will be November 15, 2009. The first interest payment date on the new 8.50% notes due 2018 will be the first interest payment date following the date on which the new 8.50% notes due 2018 are issued pursuant to the exchange offer. Interest on the old 8.50% notes due 2018 is accruing from the last interest payment date on May 15, 2009 and accrues on the basis of a 360-day year consisting of 12 months of 30 days. Interest on the new 8.50% notes due 2018 will accrue from the last payment date on which interest was paid on the old 8.50% notes due 2018, also on the basis of a 360-day year consisting of 12 months of 30 days.

We may issue additional 8.50% notes due 2018 in the future.

Redemption of the Floating Rate Notes due 2011

We may not redeem the floating rate notes due 2011 prior to their maturity.

Redemption of the Fixed Rate Notes

We have the option to redeem any of the fixed rate notes of any series on not less than 30 nor more than 60 days’ notice, in whole or in part, at any time prior to maturity, at a redemption price equal to the greater of:

•	100% of the principal amount of the fixed rate notes of such series being redeemed, or

•

the sum of the present values of the remaining scheduled payments of principal and interest on the fixed rate notes of such series being redeemed (exclusive of interest accrued to the date of redemption), as the case may be, discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points for the 3.75% notes due 2011, 60 basis points for the 5.25% notes due 2012, 75 basis points for the 7.375% notes due 2013,

75 basis points for the 5.55% notes due 2014 and 75 basis points for the 8.50% notes due 2018, in each case plus accrued and unpaid interest on the principal amount being redeemed to but excluding the date of redemption.

The “Treasury Rate” will be determined on the third business day preceding the date of redemption and means, with respect to any date of redemption for the fixed rate notes of any series:

•

the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release published by the Board of Governors of the Federal Reserve System designated as “Statistical Release H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month), or

•

if that release (or any successor release) is not published during the week preceding the calculation date or does not contain those yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the date of redemption.

“Business day” with respect to the fixed rate notes of any series means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

“Comparable Treasury Issue” means the U.S. Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term, referred to as the Remaining Life, of the fixed rate notes of the series to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the fixed rate notes of such series.

“Independent Investment Banker” means an independent investment banking or commercial banking institution of national standing appointed by us.

“Comparable Treasury Price” means (1) the average of three Reference Treasury Dealer Quotations for that date of redemption, or (2) if the Independent Investment Banker is unable to obtain three Reference Treasury Dealer Quotations, the average of all quotations obtained.

“Reference Treasury Dealer” means (i) any independent investment banking or commercial banking institution of national standing and any of its successors appointed by us and any of our successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer and (ii) any other Primary Treasury Dealer selected by the Independent Investment Banker and approved in writing by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 3:30 p.m., New York City time, on the third business day preceding the applicable date of redemption.

In addition, we may at any time purchase the fixed rate notes of any series by tender, in the open market or by private agreement, subject to applicable law.

Liens on Assets

The old notes are not, and the new notes will not be, secured. However, if at any time Cellco Partnership incurs other debt or obligations secured by a mortgage or pledge on any of its property, the indenture requires it to secure the notes equally and ratably with its other debt or obligations for as long as the other debt or obligations remain secured. Exceptions to this requirement include the following:

•	purchase-money mortgages or liens;

•	liens on any property or asset that existed at the time when it acquired that property or asset;

•	any deposit or pledge to secure public or statutory obligations;

•

any deposit or pledge with any governmental agency required to qualify it to conduct any part of its business, to entitle it to maintain self-insurance or to obtain the benefits of any law relating to workmen’s compensation, unemployment insurance, old age pensions or other social security;

•	any deposit or pledge with any court, board, commission or governmental agency as security for the proper conduct of any proceeding before it; or

•	any mortgage, pledge or lien on any property or asset of any of its affiliates, even if the affiliate acquired that property or asset from it.

Consolidation, Merger or Sale

Verizon Wireless

Cellco Partnership may not merge or consolidate with another company or sell, transfer or lease its properties substantially as an entirety to another company, or permit any other person to merge or consolidate with it or sell, transfer or lease such person’s properties substantially as an entirety to it, unless:

•

Cellco Partnership is the continuing person or the successor person expressly assumes payment of principal, interest and any premium on the notes and performance and observance of all covenants and conditions in the indenture;

•	after giving effect to the transaction, there is no default under the indenture;

•	Cellco Partnership has delivered to the trustee an officers’ certificate and opinion of counsel stating that such transaction complies with the conditions set forth in the indenture; and

•

if, as a result of the transaction, its properties would become subject to a lien that would not be permitted by the asset lien restriction described above without equally and ratably securing the notes, it secures the notes equally and ratably with, or prior to, all indebtedness secured by those liens.

In case Cellco Partnership consolidates or merges into another person or conveys, transfers or leases substantially all of its properties to another person under the circumstances permitted above, that person will be Cellco Partnership’s successor, and Cellco Partnership will be relieved of all obligations under the notes and the indenture.

Verizon Wireless Capital LLC

The co-issuer may not consolidate with, merge with or into any person or permit any person to merge with or into the co-issuer unless:

•

concurrently therewith, a limited liability company subsidiary of Cellco Partnership (which may be the co-issuer or the continuing person as a result of such transaction) expressly assumes all of the obligations of the co-issuer under the notes and the indenture; or

•	after giving effect to the transaction, at least one obligor on the notes is a limited liability company.

Events of Default, Notices and Waiver

An “event of default” means, for any series of debt securities issued under the indenture, any of the following:

•

failure to pay interest on that series of debt securities, including any additional interest required to be paid as described below under “—Registration Covenants; Exchange Offer,” for 90 days after payment is due;

•	failure to pay principal or any premium on that series of debt securities when due;

•	failure by us to perform any other covenant, or breach by us of any other warranty, relating to that series of debt securities for 90 days after notice to us; and

•	certain events of bankruptcy, insolvency and reorganization.

Any event of default for a particular series of debt securities issued under the indenture does not necessarily impact any other series of debt securities issued under the indenture. If an event of default for any series of debt securities issued under the indenture occurs and continues, the trustee or the holders of at least 25% of the outstanding principal amount of the debt securities of the affected series may declare the entire principal of all the notes of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the outstanding principal amount of the debt securities of that series can rescind the declaration if we have deposited with the trustee or any paying agent, if applicable, a sum sufficient to pay all matured installments of interest, principal and any applicable premium.

The holders of more than 50% of the outstanding principal amount of any series of the debt securities issued, may, on behalf of the holders of all of the debt securities of that series of securities, control any proceedings resulting from an event of default or waive any past default except a default in the payment of principal, interest or any premium. We are required to file an annual certificate with the trustee stating whether we are in compliance with all of the conditions and covenants under the indenture.

Changes to the Indenture

The indenture may be changed with the consent of holders owning more than 50% of the principal amount of the outstanding debt securities of each series affected by the change. However, we may not change the payment date of or reduce the amount of your principal, interest payment or premium, or change the percentage required to change other terms of the indenture, without your consent, as well as the consent of others similarly affected. We may enter into supplemental indentures for other specified purposes, including the creation of any new series of debt securities, without the consent of any holder of debt securities.

The Trustee

Within 90 days after a default occurs with respect to the debt securities of any series issued under the indenture, the trustee must notify the holders of the debt securities of that series of all defaults known to the trustee if we have not remedied them (default is defined for this purpose to include the events of default specified above absent any grace periods or notice). If a default described above in the third bullet under “—Events of Default, Notices and Waiver” occurs with respect to the debt securities of any series issued under the indenture, the trustee will not give notice to the holders of that series until at least 60 days after the occurrence of that default. The trustee may withhold notice to the holders of the debt securities of any series of any default (except in the payment of principal, interest or any premium) with respect to that series if it in good faith believes that withholding this notice is in the interest of the holders.

Prior to an event of default, the trustee is required to perform only the specific duties stated in the indenture, and after an event of default, must exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. The trustee is not required to take any action permitted by the indenture at the request of holders of the debt securities of any series, unless those holders protect the trustee against costs, expense and liabilities. The trustee is not required to spend its own funds or become financially liable when performing its duties if it reasonably believes that it will not be adequately protected financially.

U.S. Bank National Association, the trustee, and its affiliates have commercial banking relationships with us and some of our affiliates and serve as trustee or paying agent under indentures relating to debt securities issued by us and some of our affiliates.

Paying Agent, Registrar and Calculation Agent

The trustee is acting as paying agent and registrar for the notes, and as Calculation Agent with respect to the floating rate notes due 2011. We may change the paying agent, registrar or calculation agent without prior notice to the holders of the notes, and we may act as paying agent or registrar, although we currently have no plans to do so.

Defeasance

The indenture permits us to discharge or “defease” certain of our obligations on any series of debt securities at any time. Provided that we satisfy the requirements contained in the indenture regarding defeasance, we may defease the debt securities of any series by depositing with the trustee or any paying agent, if applicable, sufficient cash or government securities to pay all sums due on that series.

Registration Covenants; Exchange Offer

We entered into a separate registration rights agreement with respect to each series of old notes before or concurrently with the issuance of such notes. Under each registration rights agreement, we agreed to prepare and file with the SEC a registration statement on an appropriate form under the Securities Act, which we refer to as the “exchange offer registration statement,” relating to a registered exchange offer to the holders of the old notes of each series that constitute transfer-restricted securities (as defined below) and use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 330 days after the applicable date of issuance of each series of old notes. We agreed to offer, as soon as practicable after the effectiveness of the exchange offer registration statement, to the holders of transfer-restricted securities who are not prohibited by any law or policy of the SEC from participating in the exchange offer, the opportunity to exchange their transfer-restricted securities for new notes, referred to in each registration rights agreement as the “exchange notes,” that are identical in all material respects to the transfer-restricted securities, except that the exchange notes are registered under the Securities Act and will not be subject to restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP and ISIN number than the transfer-restricted securities of the same series, will not entitle their holders to registration rights and will be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the transfer-restricted securities of the same series. We agreed to keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to the holders of the old notes. We agreed to use our reasonable best efforts to cause an exchange offer to be consummated no later than 360 days after the applicable date of issuance of each series of old notes.

Under existing interpretations of the staff of the SEC contained in several no action letters to third parties, the exchange notes would in general be freely transferable by holders thereof (other than affiliates of us) after the exchange offer without further registration under the Securities Act (subject to certain representations required to be made by each holder of old notes participating in the exchange offer, as set forth below). However, any purchaser of old notes who is an “affiliate,” as defined in Rule 405 under the Securities Act, of ours or who intends to participate in the exchange offer for the purpose of distributing the exchange notes (1) will not be able to rely on such SEC interpretations, (2) will not be able to tender its old notes in the exchange offer and (3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of old notes unless such sale or transfer is made pursuant to an exemption from such requirements. In addition, in connection with any resales of exchange notes, an exchanging dealer receiving exchange notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of those exchange notes. The SEC has taken the position that exchanging dealers may fulfill their prospectus delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from the original sale of the old notes) by delivery of the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we are required to allow exchanging dealers to use the prospectus contained in the exchange offer registration statement in connection with the resale of such exchange notes for a period of 90 days after the consummation of the exchange offer.

However, if:

•	we are not permitted to effect the exchange offer as contemplated by the registration rights agreements because of any change in law or applicable interpretations by the staff of the SEC;

•	for any other reason the exchange offer with respect to each series of old notes is not consummated within 360 days after the applicable date of issuance of such series of old notes;

•	any transfer-restricted securities validly tendered pursuant to the exchange offer are not exchanged for exchange notes promptly after being accepted in the exchange offer;

•	the initial purchaser so requests with respect to old notes held by it that are not eligible to be exchanged for exchange notes in the exchange offer;

•	any applicable laws or interpretations do not permit any holder of transfer-restricted securities to participate in the exchange offer; or

•	any holder of transfer-restricted securities that participates in the exchange offer does not receive freely transferable exchange notes in exchange for tendered notes,

then we agreed to use our reasonable best efforts to prepare and file, if so required or requested, with the SEC, and to use our reasonable best efforts to cause to be declared effective by the SEC no later than 360 days after the date of issuance of the applicable series of old notes, a shelf registration statement to cover resales of the applicable transfer-restricted securities by those holders who satisfy various conditions relating to the provision of information in connection with the shelf registration statement.

For purposes of the above, transfer-restricted securities means each old note, until the earliest to occur of:

•	the date on which such old note has been exchanged for a freely transferable exchange note in the exchange offer;

•	the date on which such old note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

•

the date on which such old note is distributed to the public pursuant to Rule 144 under the Securities Act or may be sold by a person that is not an “affiliate” (as defined in Rule 144) without restriction or limitation under Rule 144 under the Securities Act.

If applicable, we agreed to use our reasonable best efforts to keep the shelf registration statement effective for a period ending on the earliest of one year after the date of issuance of the applicable old notes or until all of the old notes covered by the shelf registration statement have been sold or otherwise cease to be transfer-restricted securities within the meaning of the applicable registration rights agreement.

If any of the following events occur, each of which we refer to as an “additional interest trigger”:

•

the exchange offer registration statement is not declared effective within 330 days after the date of issuance of the applicable old notes or the shelf registration statement, if so required, is not declared effective within 360 days after the date of issuance of the applicable old notes;

•	the exchange offer is not consummated on or before 360 days after the date of issuance of the applicable old notes; or

•

the shelf registration statement is filed and declared effective within 360 days after the date of issuance of the applicable old notes but thereafter ceases to be effective, at any time that we are obligated to maintain its effectiveness, without being succeeded within 30 days by an additional registration statement filed and declared effective, we agreed that we will be obligated to pay additional interest to each holder of transfer-restricted securities affected thereby, during the period from the occurrence of one or more additional interest triggers, until the exchange offer registration statement is declared effective and the exchange offer is consummated, or the shelf registration statement is declared effective or again becomes effective, as the case may be, at a rate of 0.25% per year of the principal amount of the old notes constituting transfer-restricted securities held by the holder. The rate for additional interest will not exceed 0.25% per year notwithstanding our failure to meet more than one of these requirements. All accrued additional interest will be paid to holders in the same manner as interest payments on the old notes on payment dates that correspond to interest payment dates for the old notes. Additional interest only accrues during an additional interest accrual period as described above. The payment of additional interest shall be the sole remedy of the holders in the event of the occurrence of an additional interest trigger, and the existence of an additional interest accrual period shall not be deemed to be a breach of the applicable registration rights agreement.

The registration rights agreements also provide that we will:

•

make available, for a period of 90 days after the consummation of the exchange offer, a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any exchange notes; and

•

pay all expenses incident to the exchange offer, including the reasonable expense of one counsel to the holders of the transfer-restricted securities, and will indemnify some holders of the old notes, including any broker-dealer, against some liabilities, including liabilities under the Securities Act.

A broker-dealer that delivers a prospectus to purchasers in connection with resales of the exchange notes will be subject to some of the civil liability provisions under the Securities Act and will be bound by the provisions of the exchange and registration rights agreement, including indemnification rights and obligations.

Each holder of transfer-restricted securities participating in the exchange offer will be required to make representations, including representations that at the time of the consummation of the exchange offer:

•	any exchange notes to be received by such holder will be acquired in the ordinary course of its business;

•	such holder will have no arrangements or understanding with any person to participate in the distribution of the exchange notes within the meaning of the Securities Act; and

•

such holder will not be an “affiliate,” as defined in Rule 405 under the Securities Act, of us, or if it is an affiliate, that such holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes. If the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of its exchange notes.

Holders of transfer-restricted securities will be required to make representations to us, as described above, in order to participate in the exchange offer. They will also be required to deliver information to be used in connection with the shelf registration statement in order to have their transfer-restricted securities included in the shelf registration statement, if applicable, and benefit from the provisions regarding additional interest described in the preceding paragraphs. A holder who sells old notes pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to some of the civil liability provisions under the Securities Act in connection with these sales and will be bound by the provisions of the applicable registration rights agreement that are applicable to a holder, including indemnification obligations.

For so long as the old notes are outstanding, we will continue to provide to holders of the old notes and to prospective purchasers of the old notes the information required by Rule 144A(d)(4) under the Securities Act.

The above description of the registration rights agreements is a summary of the material provisions of the registration rights agreements. This summary does not describe all of the provisions of the registration rights agreements.

All references in this “Description of Notes” to interest include additional interest to the extent we are required to pay additional interest as described above under “—Registration Covenants; Exchange Offer.”

Book-Entry, Delivery and Form

The old notes were and the new notes will be issued in book-entry form only, which means that the notes of each series are or will be represented by one or more permanent global certificates, which we refer to as “global notes,” registered in the name of DTC or its nominee. You may hold interests in the notes directly through DTC, Euroclear or Clearstream if you are a participant in any of these clearing systems, or indirectly through organizations which are participants in those systems. Links have been established among DTC, Clearstream and Euroclear to facilitate the issuance of the notes and cross-market transfers of the notes associated with secondary market trading. DTC is linked indirectly to Clearstream and Euroclear through the depositary accounts of their respective U.S. depositaries. Beneficial interests in the notes may be held in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Notes of each series in book-entry form can be exchanged for definitive notes of the applicable series under the circumstances described under the caption “—The Notes,” and will be exchanged only for definitive notes of the applicable series issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The Notes

Book-Entry Procedures for the Global Notes

All interests in the global notes, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of their systems. The descriptions of the operations and procedures of DTC, Euroclear and Clearstream described below are provided solely as a matter of convenience. These operations and procedures are solely within the control of these settlement systems and are subject to change by them from time to time. Neither we nor any paying agent, if applicable, takes any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

The clearing systems have advised us as follows:

DTC

DTC is a limited-purpose trust company organized under the New York Banking Law, a banking organization within the meaning of the New York Banking Law, a member of the U.S. Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code and a clearing agency registered under Section 17A of the Exchange Act. DTC holds securities that its participants, known as DTC participants, deposit with DTC. DTC also facilitates the settlement among DTC participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for DTC participants’ accounts. This eliminates the need to exchange certificates. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a DTC participant. The rules that apply to DTC and its participants are on file with the SEC.

We expect that pursuant to procedures established by DTC:

•	upon deposit of each global note, DTC will credit the accounts of participants in DTC with an interest in the global note; and

•

ownership of the notes will be shown on, and the transfer of ownership of the notes will be effected only through, records maintained by DTC, with respect to the interests of participants in DTC, and the records of participants and indirect participants, with respect to the interests of persons other than participants in DTC.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of the securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to these persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of the interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or the nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical delivery of certificated notes; and

•

will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if the holder is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note. We understand that under existing industry practice, if we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of the global note, is entitled to take, then DTC would authorize its participants to take the action and the participants would authorize holders owning through participants to take the action or would otherwise act upon the instruction of such holders. Neither we, the trustee nor any paying agent, if applicable will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

Payments with respect to the principal of, and premium, if any, additional interest, if any, and interest on, any notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee or any paying agent, if applicable, to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note representing those notes under the indenture. Under the terms of the indenture, we, the trustee and any paying agent, if applicable may treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payment on the notes and for any and all other purposes whatsoever. Accordingly, neither we, the trustee nor any paying agent, if applicable, has or will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, including principal, premium, if any, additional interest, if any, and interest. Payments by the participants and the indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and DTC. Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Upon receipt of any payment of principal or interest, DTC will credit DTC participants’ accounts on the payment date according to such participants’ respective holdings of beneficial interests in the global notes as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to DTC participants whose accounts are credited with securities on a record date by using an omnibus proxy. Payments by DTC participants to owners of beneficial interests in the global notes, and voting by DTC participants, will be governed by the customary practices between the DTC participants and owners of beneficial interests, as is the case with securities held for the accounts of customers registered in street name. However, these payments will be the responsibility of the DTC participants and not of DTC, the trustee, any paying agent, if applicable, or us.

Clearstream

Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations, known as Clearstream participants, and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.

Distributions with respect to global notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Euroclear

Euroclear was created in 1968 to hold securities for its participants, known as Euroclear participants, and to clear and settle transactions between Euroclear participants and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear is owned by Euroclear Clearance System Public Limited Company and operated through a license agreement by Euroclear Bank, S.A./N.V., known as the Euroclear operator. The Euroclear operator provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing and related services. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries.

Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear operator is regulated and examined by the Belgian Banking and Finance Commission. Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively referred to as the terms and conditions. The terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to global notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. depositary for Euroclear.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in U.S. dollars, in same-day funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in same-day funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Cross-market transfers between persons holding directly or indirectly through DTC participants, on the one hand, and directly or indirectly through Clearstream or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the European international clearing system by its U.S. depositary; however, these cross-market transactions will require delivery of instructions to the European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The European international clearing system will, if a transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for settlement in DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositary.

Because of time-zone differences, credits of global notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. The credits or any transactions in the global notes settled during this processing will be reported to the Clearstream or Euroclear participants on the same business day. Cash received in Clearstream or Euroclear as a result of sales of the global notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear are expected to follow these procedures in order to facilitate transfers of interests in the global notes among participants of DTC, Clearstream and Euroclear, they will be under no obligation to perform or continue to perform these procedures and these procedures may be changed or discontinued at any time. Neither we, the trustee nor any paying agent, if applicable, will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

If:

•

DTC notifies us that it is at any time unwilling or unable to continue as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed by us within 90 days; or

•	we execute and deliver to the trustee a company order to the effect that the global notes will be exchangeable for certificated notes,

the global note or notes will be exchangeable for notes in certificated form with the same terms and of an equal aggregate principal amount, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The certificated notes will be registered in the name or names as DTC instructs the trustee or any registrar appointed by us. We expect that instructions may be based upon directions received by DTC from participants with respect to ownership of beneficial interests in global notes. Upon the issuance of certificated notes, the trustee or any registrar appointed by us is required to register the certificated notes in the name of that person or persons, or their nominee, and cause the certificated notes to be delivered.

Neither we, the trustee nor any registrar appointed by us will be liable for any delay by DTC or any participant or indirect participant in DTC in identifying the beneficial owners of the related notes, and each of those persons may conclusively rely on, and will be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued. In the case of notes in certificated form, we will make payment of principal and any premium at the maturity of each note in immediately available funds upon presentation of the note at the corporate trust office of the trustee, or at any other place as we may designate. Payment of interest on notes in certificated form due at maturity will be made to the person to whom payment of the principal of the note will be made. Payment of interest due on notes in certificated form other than at maturity will be made at the corporate trust office of the trustee or, at our option, may be made by check mailed to the address of the person entitled to receive payment as the address appears in the security register, except that a holder of $1,000,000 or more in aggregate principal amount of a series of notes in certificated form may, at our option, be entitled to receive interest payments on any interest payment date other than at maturity by wire transfer of immediately available funds, if appropriate wire transfer instructions have been received in writing by the trustee at least 15 days prior to the interest payment date. Any wire instructions received by the trustee will remain in effect until revoked by the holder.

Recourse

Holders will have no recourse to any existing or future partners of Cellco Partnership.

Governing Law

The indenture and the notes shall be governed by, and construed in accordance with, the laws of New York.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material terms and conditions of our material debt instruments other than the old notes. The summary is not complete and may not contain all of the information that is important to you. For copies of these debt instruments, see “Where You Can Find More Information.”

Three-Year Term Facility

On September 30, 2008, we and Verizon Wireless Capital LLC, as the borrowers, entered into the $4,440 million Three-Year Term Facility with Citibank, N.A., as Administrative Agent. The Three-Year Term Facility has a maturity date of September 30, 2011. We borrowed $4,440 million under the Three-Year Term Facility in order to repay a portion of the Credit Agreement. Of the $4,440 million, $444 million must be repaid at the end of the first year, $1,998 million at the end of the second year and $1,998 million upon final maturity. Interest on borrowings under the Three-Year Term Facility is calculated based on LIBOR plus 1.0%. Outstanding borrowings under the Three-Year Term Facility as of June 30, 2009 were $4,440 million. On August 28, 2009, we repaid $444 million using cash generated from operations, reducing the total outstanding borrowings under the Three-Year Term Facility to $3,996 million.

Repayment and Prepayment

The loans under the Three-Year Term Facility will mature on September 30, 2011. We are required to repay the loans as follows:

•	on September 30, 2009, 10% of the original aggregate outstanding principal amount plus amounts borrowed in connection with any additional commitments (the “Total Borrowed Amount”);

•	on September 30, 2010, 45% of the Total Borrowed Amount; and

•	on the maturity date, the remaining aggregate outstanding principal.

Indebtedness under the Three-Year Term Facility may be voluntarily prepaid by us in whole or in part, without premium or penalty, subject to minimum amounts and payment of accrued interest and any breakage costs.

Interest Rate

Borrowings under the Three-Year Term Facility bear interest at one of two floating rates selected by us, which can be either (i) a base rate equal to the higher of the federal funds rate, plus 0.50%, and a reference prime rate or (ii) a reference Eurodollar rate, adjusted for statutory reserves, in each case plus a margin that is determined by reference to our long-term local issuer credit rating issued by S&P or, if available, our non-credit enhanced long-term senior unsecured debt rating issued by S&P or Moody’s, if Moody’s subsequently determines to provide a credit rating for the Three-Year Term Facility. Borrowings under the Three-Year Term Facility currently bear interest at a variable rate based on LIBOR plus 1.0%.

Representations and Covenants

The Three-Year Term Facility contains customary representations and warranties and affirmative covenants, including financial and other reporting requirements.

The Three-Year Term Facility contains negative covenants that limit us and, in some cases, Verizon Wireless Capital LLC from, among other things and subject to certain agreed exceptions:

•	entering, or allowing our restricted subsidiaries to enter, into mergers;

•	disposing of, or allowing our restricted subsidiaries to dispose of, all or substantially all assets;

•	creating or allowing to exist certain security interests over our assets that do not equally and ratably secure the loans under the Three-Year Term Facility; and

•	making, or allowing our restricted subsidiaries to make, material accounting changes, unless required or permitted by GAAP.

The Three-Year Term Facility also requires us to maintain on the last day of any period of four fiscal quarters a leverage ratio of debt to EBITDA, as defined in the Three-Year Term Facility, not in excess of 3.25 to 1.00 for such period. At June 30, 2009 the leverage ratio was 1.5 to 1.0.

Events of Default

The Three-Year Term Facility contains customary events of default, including non-payment of principal or interest, misrepresentation, breach of covenants, cross payment default and cross acceleration to other material debt, certain bankruptcy proceedings, material judgments, change of control of Verizon Communications or us and certain Employee Retirement Income Security Act-related events.

Promissory Notes

All of the following borrowings are payable to VFSL, a wholly-owned subsidiary of Verizon Communications.

Auction 73 Floating Rate Promissory Note. On March 31, 2008, we signed a floating rate promissory note that permitted us to borrow up to a maximum principal amount of $9,363 million from VFSL, with a maturity date of March 31, 2010. Amounts outstanding under this note bear interest at a rate per annum equal to one-month LIBOR plus 0.28% for each interest period, with the interest rate being adjusted on the first business day of each month. This note can be repaid at any time prior to the maturity date without penalty. Amounts repaid cannot be re-borrowed. Proceeds from the note were used to fund our acquisition of wireless spectrum licenses pursuant to the FCC’s Auction 73. Borrowings under this note as of June 30, 2009 were $9,363 million. Through September 30, 2009, we repaid $1,615 million of the borrowings under this note using cash generated from operations, reducing the outstanding balance as of September 30, 2009 to $7,748 million.

$2,431 Million Floating Rate Note. On September 1, 2005, we signed a floating rate promissory note in the amount of $2,431 million, with a maturity date of August 1, 2009. Amounts borrowed under this note bore interest at a rate per annum equal to one-month LIBOR plus 0.20% for each interest period, with the interest rate being adjusted on the first business day of each month. This note was effective as of July 1, 2005, and replaced a prior $2,431 million term note due in 2009. During the second quarter of 2009, we repaid $1,014 million of the borrowings under this note using cash flows from operations, reducing the outstanding borrowings under this note to $917 million as of June 30, 2009. Through July 28, 2009, we used cash generated from operations to repay all of the remaining borrowings under this note. No borrowings remained outstanding under this note as of the maturity date of August 1, 2009.

$750 Million Fixed Rate Note. On September 1, 2005, we signed a fixed rate promissory note that permitted us to borrow, repay and re-borrow from time-to-time up to a maximum principal amount of $9,000 million, with a maturity date of August 1, 2009. This note was effective as of July 1, 2005, and replaced a prior demand note. Outstanding borrowings under this note were $182 million as of June 30, 2009. On July 30, 2009, we and VFSL amended certain provisions of this note, including changing the maximum principal amount that we can borrow, repay and re-borrow from time to time to $750 million and extending the term to August 1, 2010. Amounts borrowed under this note bear interest at a rate of 5.8% per annum. There were no borrowings outstanding under this note as of September 30, 2009.

Interest on each of the above notes is due and payable on the first business day of each month. The principal and accrued interest on the above notes may be prepaid without penalty by us, provided that the prepayment shall not be directly or indirectly from the proceeds from other indebtedness.

Each of the above notes contains a covenant that we will not merge with or sell all or substantially all of our assets to any entity other than a general partnership or corporation, and that such general partnership or corporation must assume the obligations of the respective note, and that after giving effect to such transaction, no event of default (or event which would constitute an event of default after notice or passage of time) has occurred and is continuing.

The above notes contain customary events of default, including non-payment of principal or interest, breach of covenants, certain bankruptcy events, cross-default to other debt owed to VFSL and its affiliates and cross- acceleration to other material debt. In addition, the loss of Verizon Communications’ power to appoint a majority of Verizon Wireless’ board of representatives will constitute an event of default. Subject to certain exceptions, an event of default will also occur upon the incurrence of additional indebtedness.

Put/Call Notes

On June 25, 2009, we issued $1,000 million in aggregate principal amount of floating rate Put/Call Notes. The Put/Call Notes will mature on June 27, 2011. The interest on the Put/Call Notes will be equal to the three-month LIBOR plus an applicable margin, will be reset quarterly and will be payable quarterly in arrears on each March 27, June 27, September 27 and December 27, beginning September 27, 2009. Commencing on December 27, 2009 and on each quarterly interest payment date thereafter, both the holders of the Put/Call Notes and the Partnership have the right to require settlement of all or a portion of these notes at par. We used the proceeds from the sale of the Put/Call Notes to repay a portion of the borrowings then outstanding under the Acquisition Bridge Facility. The Put/Call Notes are not subject to the exchange offer. The outstanding principal amount of the Put/Call Notes as of June 30, 2009 was $1,000 million.

December 2008 Notes

On December 18, 2008, we and Verizon Wireless Capital LLC co-issued, in an offshore transaction, the December 2008 Notes. The 7.625% notes due 2011 will mature on December 19, 2011, the 8.750% notes due 2015 will mature on December 18, 2015 and the 8.875% notes due 2018 will mature on December 18, 2018. The interest on the notes due 2011 is 7.625% and is payable annually in arrears on each December 19, beginning December 19, 2009. The interest on the notes due 2015 is 8.750% and is payable annually in arrears on each December 18, beginning December 18, 2009. The interest on the notes due 2018 is 8.875% and is payable annually in arrears on each December 18, beginning December 18, 2009. We issued the December 2008 Notes pursuant to the same indenture under which we issued the old notes and will issue the new notes in the exchange as set forth in this prospectus. As of June 30, 2009, the outstanding principal amounts of the 7.625% notes due 2011, the 8.750% notes due 2015 and the 8.875% notes due 2018 were €650 million, €500 million and £600 million, respectively. The December 2008 Notes are not subject to the exchange offer.

Alltel Indebtedness

The following borrowings were entered into by Alltel and its subsidiaries:

Alltel Corporation Notes. Pursuant to an indenture dated January 1, 1987 between Alltel and Wells Fargo Bank, as successor to Ameritrust Company National Association, as trustee, Alltel issued the following series of notes to third parties: in 1993, $200 million aggregate principal amount of 6.50% notes due 2013; in 1996, $300 million aggregate principal amount of 7.00% notes due 2016; in 1999, $300 million aggregate principal amount of 6.80% notes due 2029; in 2002, $800 million aggregate principal amount of 7.00% notes due 2012 and $700 million aggregate principal amount of 7.875% notes due 2032. The Alltel Corporation Notes are not guaranteed by any subsidiary of Alltel and are unsecured. As of June 30, 2009, $2,300 million aggregate principal amount of Alltel Corporation Notes was outstanding and held by third parties.

Senior PIK Toggle Notes. On December 3, 2007, Alltel Communications and Alltel Communications Finance co-issued $1,000 million aggregate principal amount of Senior PIK Toggle Notes, under an indenture dated December 3, 2007 among Alltel Communications, Alltel Communications Finance, Alltel, as guarantor, the other guarantors party thereto and Wells Fargo Bank, National Association, as trustee. The Senior PIK Toggle Notes are no longer guaranteed by Alltel or any subsidiary of Alltel, and are unsecured. Upon the closing of the Alltel Acquisition, we acquired $810 million aggregate principal amount of the Senior PIK Toggle Notes at a price of $827 million, which is equal to 101% of the aggregate principal amount of such debt plus accrued interest. These notes continue to be held by Alltel, our consolidated subsidiary, and were eliminated for accounting purposes in the preparation of our condensed consolidated financial statements beginning in January 2009. These notes were subsequently cancelled on April 3, 2009. Of the remaining amounts outstanding to third parties, $155 million aggregate principal amount of Senior PIK Toggle Notes was tendered and redeemed under the terms of a tender offer that was completed on March 20, 2009 for total consideration of $191 million paid to tendering note holders, which is equal to 120% of the aggregate principal amount of such debt plus accrued interest. As of June 30, 2009, $35 million aggregate principal amount of Senior PIK Toggle Notes was held by third parties.

Senior Interim Loan Credit Agreement. On November 16, 2007, Alltel Communications and Alltel Communications Finance, as the borrowers, entered into the Senior Interim Loan Credit Agreement with Alltel, Citibank, N.A., as Administrative Agent, and the other parties named therein as lenders. Alltel Communications and Alltel Communications Finance borrowed $7,700 million under the Senior Interim Loan Credit Agreement, comprised of $5,200 million of unsecured cash pay debt and $2,500 million of PIK toggle debt. Immediately following the closing of the Alltel Acquisition, $175 million aggregate principal amount of unsecured cash pay debt was held by third parties, and was subsequently repaid on January 28, 2009.

Senior Credit Agreement. On November 16, 2007, Alltel Communications, as the borrower, entered into the Senior Credit Agreement with Alltel, Citibank, N.A., as the Administrative Agent, and the parties named therein as lenders. On January 9, 2009, in connection with the closing of the Alltel Acquisition, Alltel Communications borrowed $13,825 million from us pursuant to an amendment to the Senior Credit Agreement among us, Alltel Communications, as the borrower, Alltel and Citibank, N.A., as Administrative Agent. We became the sole lender and administrative agent under the Senior Credit Agreement and none of this indebtedness is held by third parties.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

CIRCULAR 230 DISCLOSURE: HOLDERS OF THE NOTES ARE HEREBY NOTIFIED THAT ANY DISCUSSION OF TAX MATTERS SET FORTH IN THIS PROSPECTUS WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN AND WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY HOLDER, FOR THE PURPOSE OF AVOIDING TAX RELATED PENALTIES UNDER FEDERAL, STATE OR LOCAL TAX LAW. EACH HOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes. This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to as the Code, Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretations. This discussion only addresses tax considerations for beneficial owners of the old notes that acquired the old notes pursuant to the applicable offering at their “issue price” (as defined in the Code) and that hold the notes as “capital assets” within the meaning of the Code.

This discussion is for general information only and does not address all of the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax laws (such as banks, other financial institutions, regulated investment companies, insurance companies, tax-exempt entities, retirement plans, dealers in securities, brokers, expatriates, partnerships, other pass-through entities, persons who hold their notes as part of a straddle, hedge, conversion transaction or other integrated investment, persons who mark their securities to market for U.S. federal income tax purposes, persons subject to the alternative minimum tax, U.S. persons whose functional currency is not the U.S. dollar, “controlled foreign corporations” or “passive foreign investment companies”). This discussion does not address the U.S. state and local or non-U.S. tax considerations relating to the purchase, ownership and disposition of the notes.

Exchange of Old Notes for New Notes

The exchange of an old note for a new note pursuant to the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, a holder will not recognize gain or loss upon the receipt of a new note pursuant to the exchange offer. The holding period for such new note will include the holding period of the old note exchanged pursuant to the exchange offer, and the initial basis in such new note will be the same as the adjusted basis in the old note as of the time of the exchange. The U.S. federal income tax consequences of holding and disposing of a new note received pursuant to the exchange offer generally will be the same as the U.S. federal income tax consequences of holding and disposing of an old note.

The following discussion assumes that the exchange of the old notes for the new notes pursuant to the exchange offer will not be treated as a taxable exchange and that the old notes and the new notes will be treated as the same security for U.S. federal income tax purposes.

Certain U.S. Federal Income Tax Considerations for U.S. Holders

The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of notes by a U.S. Holder. “U.S. Holder” means a holder that is a beneficial owner of a note and that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any State or political subdivision thereof or therein, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

•

a trust with respect to which (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of its substantial decisions, or certain trusts that were in existence on August 19, 1996, were treated as domestic trusts on that date and have made valid elections to be treated as U.S. persons for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of such partnership and each partner will depend upon the application of special rules that apply to partnerships under the U.S. federal income tax laws, the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, we urge you to consult your tax advisors.

WE URGE PROSPECTIVE BENEFICIAL OWNERS TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS FOR THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY OF ANY U.S. FEDERAL, STATE, OR LOCAL TAX LAWS.

Taxation of Interest

Subject to the discussion below under “—Certain Additional Payments,” in general, interest paid or payable on a note will be taxable to a U.S. Holder as ordinary interest income as received or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. The new notes are not expected to be issued with original issue discount (“OID”). However, if any of the new notes are issued with OID, each U.S. Holder would be required to include OID in its income as it accrues, regardless of its regular method of accounting, using a constant yield method, before such U.S. Holder receives any payment attributable to such income. We intend to treat the floating rate notes due 2011 as variable rate debt instruments under the Treasury Regulations and to treat the interest payable on the floating rate notes due 2011 as “qualified stated interest” and not as OID.

Certain Additional Payments

It is possible that the Internal Revenue Service, or the IRS, could assert that the additional interest which we would have been obligated to pay if the registration statement had not been filed or declared effective within the applicable time periods (or certain other actions were not taken), as described under “Description of Notes—Registration Rights,” is a contingent payment for purposes of the OID rules and that the notes may be treated as contingent payment debt instruments, in which case the timing and amount of income inclusions and the character of income recognized may be different from the consequences discussed herein. The Treasury regulations regarding debt instruments that provide for one or more contingent payments state that, for purposes of determining whether a debt instrument is a contingent payment debt instrument, remote or incidental contingencies are ignored. At the time the notes were issued, we believed that the possibility of us making any of the above payments was remote and/or incidental and, accordingly, we do not intend to treat the notes as contingent payment debt instruments. Our determination will be binding on all holders except a holder that discloses its differing position in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which a note was acquired. Our determination is not, however, binding on the IRS, and if the IRS were to challenge our determination, a U.S. Holder might be required to accrue income on the notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note. The discussion below assumes that our determination that these contingencies were remote and/or incidental is correct and assumes that the notes will not be treated as contingent payment debt instruments.

Sale, Exchange, Retirement or Other Disposition of the Notes

Upon the sale, exchange, redemption, retirement at maturity or other taxable disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount of cash and the fair market value of all other property received on the disposition (except to the extent the cash or property is attributable to accrued and unpaid interest, which is taxable as ordinary income if not previously included in income) and the U.S. Holder’s adjusted tax basis in the note.

Any gain or loss that a U.S. Holder recognizes upon the sale, exchange, redemption, retirement or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of the disposition, the U.S. Holder’s holding period for the note is more than one year. Capital gains of noncorporate holders may be subject to preferential rates of taxation. The deduction of capital losses is subject to limitation.

Information Reporting and Backup Withholding

In general, payments made on the notes and proceeds from the sale or other disposition of the notes may be subject to backup withholding. In general, backup withholding will apply to a non-corporate U.S. Holder if such U.S. Holder:

•	fails to furnish, under penalties of perjury, its Taxpayer Identification Number, or “TIN” (which for an individual is the holder’s Social Security number);

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed to properly report payments of interest and dividends; or

•

under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and is a U.S. person and has not been notified by the IRS that it is subject to backup withholding due to underreporting of interest or dividends, or otherwise fails to comply with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a refund or a credit against such U.S. Holder’s U.S. federal income tax liability, provided that the required procedures are followed.

A U.S. Holder will also be subject to information reporting with respect to payments on the notes and proceeds from the sale or other disposition of the notes, unless such U.S. Holder is a corporation or other exempt recipient and appropriately establishes that exemption.

Certain U.S. Federal Income Tax Considerations for Non-U.S. Holders

The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of notes by a Non-U.S. Holder. The term “Non-U.S. Holder” means a beneficial owner of a note (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. For purposes of the following discussion, interest on the notes, and gain on the sale, exchange, retirement or other disposition of the notes, will be considered “U.S. trade or business income” of a Non-U.S. Holder if such income or gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder (and, in the case certain treaties apply, also is attributable to a U.S. permanent establishment of such Non-U.S. Holder). As noted above under “—Certain U.S. Federal Income Tax Considerations for U.S. Holders—Certain Additional Payments,” we intend to take the position for U.S. federal income tax purposes that the notes are not contingent payment debt instruments, and the discussion below assumes that our determination in this regard is correct. The discussion below also assumes that the new notes are not issued with OID.

Taxation of Interest

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax in respect of interest paid on the notes if the interest qualifies for the “portfolio interest exemption.” This generally will be the case if each of the following requirements is satisfied:

•	the interest is not U.S. trade or business income;

•	the Non-U.S. Holder does not actually or constructively own 10% or more of our capital or profits interest;

•	the Non-U.S. Holder is not a controlled foreign corporation, within the meaning of the Code, that is actually or constructively related to us; and

•	the Non-U.S. Holder provides the withholding agent with the appropriate certification (the “certification requirement”).

The certification requirement generally will be satisfied if the Non-U.S. Holder provides the withholding agent with a statement on IRS Form W-8BEN (or suitable substitute or successor form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a U.S. person. Prospective Non-U.S. Holders should consult their tax advisors regarding alternative methods for satisfying the certification requirement.

If the portfolio interest exemption is not satisfied with respect to a Non-U.S. Holder, a 30% U.S. federal withholding tax will apply to interest paid on the notes to such Non-U.S. Holder, unless another exemption is applicable. For example, an applicable income tax treaty may reduce or eliminate such tax, in which event a Non-U.S. Holder claiming the benefit of such treaty must provide the withholding agent with a properly executed IRS Form W-8BEN (or suitable substitute or successor form). Alternatively, an exemption applies if the interest is U.S. trade or business income and the Non-U.S. Holder provides an appropriate statement to that effect on IRS Form W-8ECI (or suitable substitute or successor form). In the latter case, such Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to interest from the notes in the same manner as U.S. Holders, as described above, unless an applicable income tax treaty provides otherwise. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax with respect to any such U.S. trade or business income at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Sale, Exchange, Retirement or Other Disposition of the Notes

Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange, retirement or other disposition of a note, unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition and certain other conditions are met or (ii) the gain is U.S. trade or business income. If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange, retirement or other disposition of the note) exceed capital losses allocable to U.S. sources. If the second exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as U.S. Holders, as described above, unless an applicable income tax treaty provides otherwise. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

If the proceeds from the sale, exchange, retirement or other disposition of a note represent accrued and unpaid interest, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such accrued and unpaid interest in the same manner as described above under “—Taxation of Interest,” except that the U.S. federal income tax will not be collected by means of withholding.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to Non-U.S. Holders the amount of interest paid to Non-U.S. Holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which such Non-U.S. Holder resides under the provisions of an applicable income tax treaty or other information exchange agreement.

In general, a Non-U.S. Holder will not be subject to information reporting on Form 1099 or backup withholding with respect to interest payments that we make to such Non-U.S. Holder if such Non-U.S. Holder certifies that it is not a U.S. person under penalties of perjury or otherwise establishes an exemption, provided that the payor does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person or that any other conditions of the exemption are not, in fact, satisfied.

Additional information reporting and backup withholding requirements with respect to the payment of the proceeds from the disposition of a note by a Non-U.S. Holder are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, they generally will be subject to information reporting and backup withholding unless the Non-U.S. Holder certifies that it is not a U.S. person under penalties of perjury or otherwise establishes an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, they will not be subject to information reporting or backup withholding.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S. related person, they generally will be subject to information reporting (but not backup withholding) unless the Non-U.S. Holder certifies that it is not a U.S. person under penalties of perjury or otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder generally will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability, provided that the required procedures are followed.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until January 12, 2010 all dealers effecting transactions in new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any broker-dealers and will indemnify certain holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Based on interpretations by the staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-111 Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder of such new notes, other than any such holder that is a broker-dealer or an “affiliate” of us within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	such new notes are acquired in the ordinary course of business;

•	at the time of the commencement of the exchange offer, such holder has no arrangement or understanding with any person to participate in a distribution of such new notes; and

•	such holder is not engaged in and does not intend to engage in a distribution of such new notes.

We have not sought and do not intend to seek a no-action letter from the SEC with respect to the effects of the exchange offer, and there can be no assurance that the staff of the SEC would make a similar determination with respect to the new notes as it has in previous no-action letters.

LEGAL MATTERS

The validity of the new notes will be passed upon for us by Debevoise & Plimpton LLP, New York, New York.

EXPERTS

The consolidated financial statements of Cellco Partnership as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes explanatory paragraphs referring to the adoption of the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” on January 1, 2006 and the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” on January 1, 2007 and the retrospective adoption of the provisions of Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Alltel Corporation (Successor Company) as of December 31, 2008 and 2007 and for the year ended December 31, 2008 and for the period from November 16, 2007 to December 31, 2007, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, and given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Alltel Corporation (Predecessor Company) for the period from January 1, 2007 to November 15, 2007 and for the year ended December 31, 2006, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, and given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

In connection with the exchange offer, we have filed with the SEC a registration statement on Form S-4, under the Securities Act, relating to the new notes to be issued in the exchange offer. As permitted by SEC rules, this prospectus does not contain all the information included in the registration statement. For a more complete understanding of the exchange offer, you should refer to the registration statement, including its exhibits. With respect to statements in this prospectus about the contents of any contract, agreement or other document, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, and each such statement is qualified in all respects by reference to the document to which it refers.

Following effectiveness of the registration statement relating to the exchange offer, we will be required to file annual, quarterly and current reports and other information with the SEC. The indenture pursuant to which the notes are issued requires us to distribute to the holders of the notes annual reports containing our financial statements audited by our independent auditors as well as other information, documents and other information we file with the SEC under Sections 13(a) or 15(d) of the Securities Exchange Act.

The public may read and copy any reports or other information that we file with the SEC. Such filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. The SEC’s Internet address is included in this prospectus as an inactive textual reference only. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of the exchange offer’s registration statement and other information that we file with the SEC at no cost by calling us or writing to us at the following address:

Cellco Partnership

One Verizon Way

Basking Ridge, NJ 07920

Attention: General Counsel

(908) 306-7000

In order to obtain timely delivery of such materials, you must request documents from us no later than five business days before you make your investment decision or at the latest by November 3, 2009.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Cellco Partnership

Unaudited Condensed Consolidated Interim Financial Statements
Condensed Consolidated Statements of Income for the six months ended June 30, 2009 and 2008 (Unaudited)	F-2
Condensed Consolidated Balance Sheets as of June 30, 2009 and December 31, 2008 (Unaudited)	F-3
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2009 and 2008 (Unaudited)	F-4
Notes to the Unaudited Condensed Consolidated Financial Statements	F-5

Audited Consolidated Annual Financial Statements
Report of Independent Registered Public Accounting Firm	F-20
Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006	F-21
Consolidated Balance Sheets as of December 31, 2008 and 2007	F-22
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006	F-23
Consolidated Statements of Changes in Partners’ Capital for the years ended December 31, 2008, 2007 and 2006	F-24
Notes to Consolidated Financial Statements	F-25

Alltel Corporation

Audited Consolidated Annual Financial Statements
Reports of Independent Auditors	F-55
Consolidated Balance Sheets as of December 31, 2008 and 2007	F-57

Consolidated Statements of Operations for the year ended December 31, 2008 and for the period from November 16, 2007 to December 31, 2007 (Successor Company) and for the period from January 1, 2007 to November 15, 2007 and the year ended December 31, 2006 (Predecessor Company)

F-58

Consolidated Statements of Cash Flows for the year ended December 31, 2008 and for the period from November 16, 2007 to December 31, 2007 (Successor Company) and for the period from January 1, 2007 to November 15, 2007 and the year ended December 31, 2006 (Predecessor Company)

F-59

Consolidated Statements of Shareholders’ Equity for the year ended December 31, 2008 and for the period from November 16, 2007 to December 31, 2007 (Successor Company) and for the period from January 1, 2007 to November 15, 2007 and the year ended December 31, 2006 (Predecessor Company)

F-60
Notes to Consolidated Financial Statements	F-62

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Condensed Consolidated Statements of Income

(Dollars in Millions) (Unaudited)

	Six Months Ended June 30,
	2009	2008 As Adjusted (Note 1)
Operating Revenue
Service revenue	$26,424	$20,637
Equipment and other	4,178	3,150

Total operating revenue	30,602	23,787

Operating Costs and Expenses
Cost of service (exclusive of items shown below)	3,831	2,848
Cost of equipment	5,739	4,481
Selling, general and administrative	9,117	7,117
Depreciation and amortization	3,612	2,623

Total operating costs and expenses	22,299	17,069

Operating Income	8,303	6,718

Other Income (Expenses)
Interest expense, net	(732)	(28)
Interest income and other, net	39	43

Income Before Provision for Income Taxes	7,610	6,733
Provision for income taxes	(442)	(420)

Net Income	$7,168	$6,313

Net Income Attributable to the Noncontrolling Interest	137	130
Net Income Attributable to Cellco Partnership	7,031	6,183

Net Income	$7,168	$6,313

See Notes to Unaudited Condensed Consolidated Financial Statements

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Condensed Consolidated Balance Sheets

(Dollars in Millions) (Unaudited)

	June 30, 2009	December 31, 2008 As Adjusted (Note 1)
Assets
Current assets
Cash and cash equivalents	$549	$9,227
Receivables, net of allowances of $341 and $244	4,999	4,364
Due from affiliates, net	118	155
Unbilled revenue	317	254
Inventories	1,634	1,046
Prepaid expenses and other current assets	3,433	579

Total current assets	11,050	15,625
Plant, property and equipment, net	30,364	27,136
Wireless licenses	71,867	62,392
Goodwill	16,990	955
Investment in debt obligations, net	—	4,781
Deferred charges and other assets, net	3,589	987

Total assets	$133,860	$111,876

Liabilities and Partners’ Capital
Current liabilities
Short-term debt, including current maturities	$1,444	$444
Due to affiliate	10,280	2,941
Accounts payable and accrued liabilities	6,040	5,395
Advance billings	1,669	1,403
Other current liabilities	430	220

Total current liabilities	19,863	10,403
Long-term debt	20,643	9,938
Due to affiliate	182	9,363
Deferred tax liabilities, net	10,459	6,213
Other non-current liabilities	1,476	973

Total liabilities	52,623	36,890
Commitments and contingencies (see Note 8)	—	—
Partners’ capital
Capital	79,228	73,410
Accumulated other comprehensive income (loss)	65	(116)
Noncontrolling interest	1,944	1,692

Total partners’ capital	81,237	74,986

Total liabilities and partners’ capital	$133,860	$111,876

See Notes to Unaudited Condensed Consolidated Financial Statements

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Condensed Consolidated Statements of Cash Flows

(Dollars in Millions) (Unaudited)

	Six Months Ended June 30,
	2009	2008 As Adjusted (Note 1)
Cash Flows from Operating Activities
Net income	$7,168	$6,313
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,612	2,623
Changes in current assets and liabilities (net of the effects of purchased businesses)	(1,610)	(668)
Other, net	1,248	584

Net cash provided by operating activities	10,418	8,852

Cash Flows from Investing Activities
Capital expenditures	(3,334)	(3,250)
Acquisitions of businesses and licenses, net of cash acquired	(4,881)	(9,363)
Investment in debt obligations	—	(4,766)
Other, net	(177)	(400)

Net cash used in investing activities	(8,392)	(17,779)

Cash Flows from Financing Activities
Net increase (decrease) in affiliate borrowings	(1,288)	5,741
Net increase in short-term obligations	—	4,387
Repayment of long-term debt	(16,582)	—
Issuance of long-term debt	9,223	—
Distribution to partners	(1,427)	(1,042)
Other financing activities, net	(630)	(114)

Net cash provided by (used in) financing activities	(10,704)	8,972

Increase (decrease) in cash	(8,678)	45
Cash and cash equivalents, beginning of period	9,227	408

Cash and cash equivalents, end of period	$549	$453

See Notes to Unaudited Condensed Consolidated Financial Statements

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Unaudited Condensed Consolidated Financial Statements

1. BACKGROUND AND BASIS OF PRESENTATION

Cellco Partnership (the “Partnership”), doing business as Verizon Wireless, provides wireless voice and data services and related equipment to consumers and business customers in the markets in which it operates. The Partnership is the largest domestic wireless carrier in terms of total customers and the most profitable, as measured by operating income. The Partnership offers wireless voice and data services across one of the most extensive wireless networks in the United States.

The accompanying condensed consolidated financial statements are unaudited, but in the opinion of management, include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of financial position, results of operations and cash flows at the dates and for the interim periods shown. We have evaluated subsequent events through July 30, 2009, the date at which the condensed consolidated financial statements were available to be issued. The consolidated results for interim periods are not necessarily indicative of results for the full year. These interim financial statements should be read in conjunction with the annual audited consolidated financial statements and related notes of the Partnership for the year ended December 31, 2008.

We have reclassified prior period amounts to conform to the current period presentation.

Recently Adopted Accounting Pronouncements

On January 1, 2009, we adopted Statement of Financial Accounting Standard (“SFAS”) No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the retained interest and gain or loss when a subsidiary is deconsolidated. We have retrospectively changed the classification and presentation of noncontrolling interest in our financial statements for all prior periods, which we previously referred to as minority interest.

The following accounting pronouncements were adopted during the first six months of 2009 and did not result in a significant impact to our condensed consolidated financial statements:

SFAS No. 141(R), Business Combinations, (“SFAS No. 141(R)”), replaced SFAS No. 141, Business Combinations. Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) FAS No. 141 (R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, (“FSP FAS 141 (R)-1”) was adopted concurrently. SFAS No. 141(R) requires the use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. FSP FAS 141 (R)-1 amends the accounting and disclosure requirements for assets and liabilities in a business combination that arise from contingencies. Upon the adoption of SFAS No. 141(R) we were required to expense certain transaction costs and related fees associated with business combinations that were previously capitalized. In addition, with the adoption of SFAS No. 141(R), changes to valuation allowances for deferred income tax assets and adjustments to unrecognized tax benefits generally are to be recognized as adjustments to income tax expense rather than goodwill.

SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133, (“SFAS No. 161”), requires additional disclosures for derivative instruments and hedging activities that include how and why an entity uses derivatives, how these instruments and the related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and related interpretations, and how derivative instruments and related hedged items affect the entity’s financial position, results of operations and cash flows (see Note 4).

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Unaudited Condensed Consolidated Financial Statements

1. BACKGROUND AND BASIS OF PRESENTATION (Continued)

In April 2008, the FASB issued FSP FAS No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”). FSP FAS 142-3 removes the requirement under SFAS No. 142, Goodwill and Other Intangible Assets, to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions, and replaces it with a requirement that an entity consider its own historical experience in renewing similar arrangements, or a consideration of market participant assumptions in the absence of historical experience. FSP FAS 142-3 also requires entities to disclose information that enables users of financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement (see Notes 2 and 3).

In April 2009, the FASB issued FSP FAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”), which provides additional guidance for estimating fair value in accordance with SFAS No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability has significantly decreased. FSP FAS 157-4 also provides guidance for identifying transactions that are not orderly. FSP FAS 157-4 was effective prospectively for all interim and annual reporting periods ending after June 15, 2009.

In April 2009, the FASB issued FSP FAS No. 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FSP FAS 107-1 and APB 28-1”), which amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about the fair value of financial instruments for interim reporting periods, as well as annual reporting periods. FSP FAS 107-1 and APB 28-1 was effective prospectively for all interim and annual reporting periods ending after June 15, 2009.

In April 2009, the FASB issued FSP FAS No. 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2 and FAS 124-2”), which provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. FSP FAS 115-2 and FAS 124-2 was effective prospectively for all interim and annual reporting periods ending after June 15, 2009.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS No. 165”). SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. SFAS No. 165 was effective prospectively for all interim and annual reporting periods ending after June 15, 2009.

2. ACQUISITIONS

Acquisition of Alltel Corporation

On June 5, 2008, the Partnership entered into an agreement and plan of merger with Alltel Corporation (“Alltel”), a provider of wireless voice and advanced data services to residential and business customers in 34 states, and its controlling stockholder, Atlantis Holdings LLC, an affiliate of private investment firms TPG Capital and GS Capital Partners, to acquire, in an all-cash merger, 100% of the equity of Alltel for cash consideration of $5,925 million. The Partnership closed the transaction on January 9, 2009.

We expect to experience substantial operational benefits from the acquisition of Alltel, including additional combined overall cost savings from reduced roaming costs by moving more traffic to our own network, reduced

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Unaudited Condensed Consolidated Financial Statements

2. ACQUISITIONS (Continued)

network-related costs from the elimination of duplicate facilities, consolidation of platforms, efficient traffic consolidation, and reduced overall expenses relating to advertising, overhead and headcount. We expect reduced combined capital expenditures as a result of greater economies of scale and the rationalization of network assets. We also anticipate that the use of the same technology platform will enable us to rapidly integrate Alltel’s operations with ours.

The acquisition of Alltel has been accounted for as a business combination under the acquisition method. The Partnership has commenced the appraisals necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, the fair value of noncontrolling interests, and the amount of goodwill recognized as of the acquisition date. As the values of certain assets, liabilities and noncontrolling interests are preliminary in nature, they are subject to adjustment as additional information is obtained about the facts and circumstances that existed as of the acquisition date. The valuations will be finalized within 12 months of the close of the acquisition. When the valuations are finalized, any changes to the preliminary valuation of assets acquired, liabilities assumed and noncontrolling interests assumed may result in significant adjustments to the fair value of the net identifiable assets acquired and goodwill.

The fair values of the assets acquired and liabilities assumed were preliminarily determined using the income, cost, and market approaches. The fair value measurements were primarily based on significant inputs that are not observable in the market other than interest rate swaps (see Note 4) and long-term debt assumed in the acquisition. The income approach was primarily used to value the intangible assets, consisting primarily of wireless licenses and customer relationships. The income approach indicates value for a subject asset based on the present value of cash flow projected to be generated by the asset. Projected cash flow is discounted at a required rate of return that reflects the relative risk of achieving the cash flow and the time value of money. The cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent economic utility, was used as appropriate for plant, property and equipment. The cost to replace a given asset reflects the estimated reproduction or replacement cost for the asset, less an allowance for loss in value due to depreciation. The market approach, which indicates value for a subject asset based on available market pricing for comparable assets, was utilized in combination with the income approach for certain acquired investments. Additionally, Alltel historically conducted business operations in certain markets through non-wholly owned entities (“Managed Partnerships”). The fair value of the noncontrolling interests in these Managed Partnerships as of the acquisition date of approximately $583 million was estimated by using a market approach. The market approach indicates value based on financial multiples available for similar entities and adjustments for the lack of control or lack of marketability that market participants would consider in determining fair value of the Managed Partnerships. The fair value of the majority of the long-term debt assumed was primarily valued using quoted market prices.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Unaudited Condensed Consolidated Financial Statements

2. ACQUISITIONS (Continued)

The following table summarizes the consideration paid and the preliminary amount of the assets acquired, including cash acquired of $1,044 million, and liabilities assumed as of the close of the acquisition, as well as the fair value at the acquisition date of Alltel’s noncontrolling partnership interests:

(dollars in millions)	As of January 9, 2009	Adjustments	Adjusted as of January 9, 2009
Cash consideration:
Cash payments to Alltel’s equity holders	$5,782	$—	$5,782
Other cash payments	143	—	143

Total purchase price	$5,925	$—	$5,925

Assets acquired
Current assets	$2,778	$—	$2,778
Plant, property and equipment	3,404	(7)	3,397
Wireless licenses	8,808	636	9,444
Goodwill	16,470	(385)	16,085
Intangible assets subject to amortization	2,073	174	2,247
Other acquired assets	2,985	(155)	2,830

Total assets acquired	36,518	263	36,781

Liabilities assumed
Current liabilities	1,810	4	1,814
Long-term debt	23,929	—	23,929
Deferred income taxes and other liabilities	4,758	232	4,990

Total liabilities assumed	30,497	236	30,733

Net assets acquired	6,021	27	6,048
Noncontrolling interest	(429)	(27)	(456)
Contributed capital	333	—	333

	$5,925	$—	$5,925

Adjustments to the preliminary purchase price allocation during the six months ended June 30, 2009 were primarily related to updated valuations in the preliminary appraisals of identifiable intangible and tangible assets as well as the acquired liabilities, deferred taxes and noncontrolling interests. Included in the above purchase price allocation is $2,190 million of net assets held for sale to be divested as a condition of the regulatory approval as described below.

Wireless licenses have an indefinite life, and accordingly, are not subject to amortization. The weighted average period prior to renewal of these licenses at acquisition is approximately 5.4 years. The customer relationships are being amortized using an accelerated method over 8 years, and other intangibles are being amortized on a straight-line basis or an accelerated method over a period of 24 to 32 months. Goodwill of approximately $1,363 million is expected to be deductible for tax purposes.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Unaudited Condensed Consolidated Financial Statements

2. ACQUISITIONS (Continued)

Pro Forma Information

The unaudited pro forma information presents the combined operating results of the Partnership and Alltel, with the results prior to the acquisition date adjusted to include the pro forma impact of: the elimination of transactions between the Partnership and Alltel; the adjustment of amortization of intangible assets and depreciation of fixed assets based on the preliminary purchase price allocation; the elimination of merger expenses and management fees incurred by Alltel; and the adjustment of interest expense reflecting the assumption and partial redemption of Alltel’s debt and incremental borrowing incurred by the Partnership to complete the acquisition of Alltel.

The unaudited pro forma results are presented for illustrative purposes only and do not reflect the realization of potential cost savings, or any related integration costs. Certain cost savings may result from the merger; however, there can be no assurance that these cost savings will be achieved. These pro forma results do not purport to be indicative of the results that would have actually been obtained if the merger occurred as of the beginning of the period presented, nor does the pro forma data intend to be a projection of results that may be obtained in the future.

The following unaudited pro forma consolidated results of operations assume that the acquisition of Alltel was completed as of January 1, 2008:

(dollars in millions)	Six months ended June 30, 2008
Operating revenues	$28,253
Net income	6,365

Consolidated results of operations reported for the six months ended June 30, 2009 were not significantly different than the pro forma consolidated results of operations assuming the acquisition of Alltel was completed on January 1, 2009.

During the six months ended June 30, 2009, we recorded pretax charges of $88 million primarily related to the Alltel acquisition that were comprised of acquisition related costs recorded in Selling, general and administrative.

Alltel Debt Acquired

After the completion of the Alltel acquisition and repayments of Alltel debt, including repayments completed through June 30, 2009, approximately $2.3 billion principal amount of Alltel debt that is owed to third parties remains outstanding as of June 30, 2009.

Alltel Divestiture Markets

As a condition of the regulatory approvals by the Department of Justice (“DOJ”) and the Federal Communications Commission (“FCC”) that were required to complete the Alltel acquisition, the Partnership will divest overlapping properties in 105 operating markets in 24 states (the “Alltel Divestiture Markets”). These markets consist primarily of Alltel operations, but also include the pre-merger operations of the Partnership in four markets as well as operations in southern Minnesota and western Kansas that were acquired from Rural Cellular. As of June 30, 2009, total assets and total liabilities to be divested of $2,636 million of assets held for

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Unaudited Condensed Consolidated Financial Statements

2. ACQUISITIONS (Continued)

sale and $154 million of liabilities related to assets held for sale, respectively, are included in Prepaid expenses and other current assets and Other current liabilities, respectively, on the accompanying condensed consolidated balance sheets as a result of entering into the transactions described below.

On May 8, 2009, we entered into a definitive agreement with AT&T Mobility LLC (“AT&T Mobility”), a subsidiary of AT&T Inc. (“AT&T”), pursuant to which AT&T Mobility agreed to acquire 79 of the 105 Alltel Divestiture Markets, including licenses and network assets for $2.35 billion in cash. The Partnership expects the transaction with AT&T Mobility to close within the next 12 months. On June 9, 2009, we entered into a definitive agreement with Atlantic Tele-Network, Inc. (“ATN”), pursuant to which ATN agreed to acquire the remaining 26 Alltel Divestiture Markets that were not included in the transaction with AT&T Mobility, including licenses and network assets for $200 million in cash. The Partnership expects the transaction with ATN to close during the second half of 2009. Completion of each of the foregoing transactions is subject to receipt of regulatory approvals.

In a separate agreement, on May 8, 2009, we entered into an agreement with AT&T to purchase certain assets of Centennial Communications Corporation (“Centennial”) for $240 million in cash, contingent on AT&T completing its acquisition of Centennial.

Acquisition of Rural Cellular Corporation

On August 7, 2008, the Partnership acquired 100% of the outstanding common stock and redeemed all of the preferred stock of Rural Cellular Corporation (“Rural Cellular”) in a cash transaction valued at approximately $1.3 billion.

The acquisition of Rural Cellular has been accounted for as a business combination under the purchase method. The following table summarizes the preliminary allocation of the acquisition cost to the assets acquired, including cash acquired of $42 million, and liabilities assumed as of the acquisition date:

(dollars in millions)	As of August 7, 2008
Assets acquired
Wireless licenses	$1,096
Goodwill	955
Intangible assets subject to amortization	198
Other acquired assets	973

Total assets acquired	3,222

Liabilities assumed
Long-term debt	1,505
Deferred income taxes and other liabilities	406

Total liabilities assumed	1,911

Net assets acquired	$1,311

Included in Other acquired assets are assets that were divested of $485 million. On December 22, 2008, we exchanged these assets and an additional cellular license with AT&T for assets having a total preliminary aggregate value of approximately $495 million.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Unaudited Condensed Consolidated Financial Statements

3. WIRELESS LICENSES, GOODWILL AND OTHER INTANGIBLES, NET

The changes in the carrying amount of wireless licenses are as follows:

(dollars in millions)	Wireless Licenses(a)
Balance at December 31, 2008	$62,392
Acquisitions	9,444
Capitalized interest on wireless licenses	126
Reclassifications, adjustments and other(b)	(95)

Balance at June 30, 2009	$71,867

(a)	As of June 30, 2009, and December 31, 2008, $12.2 billion and $12.4 billion, respectively, of wireless licenses were under development for commercial service.
(b)	Reclassifications, adjustments and other primarily includes the reclassification of wireless licenses associated with the pre-merger operations of the Partnership that are included in the Alltel Divestiture Markets (see Note 2) as held for sale and included in Prepaid expenses and other current assets in the accompanying condensed consolidated financial statements.

The Partnership evaluated its wireless licenses for potential impairment as of December 15, 2008. This evaluation resulted in no impairment of the Partnership’s wireless licenses.

Renewals of licenses have occurred routinely and at nominal costs, which are expensed as incurred. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. As a result, we treat the wireless licenses as an indefinite-lived intangible asset. The average remaining renewal period of our wireless license portfolio was 8.3 years as of June 30, 2009.

The changes in the carrying amount of goodwill are as follows:

(dollars in millions)	Goodwill
Balance at December 31, 2008	$955
Acquisitions	16,085
Reclassifications, adjustments and other(a)	(50)

Balance at June 30, 2009	$16,990

(a)	Reclassifications, adjustments and other primarily includes the reclassification of goodwill associated with the pre-merger operations of the Partnership that are included in the Alltel Divestiture Markets (see Note 2) as held for sale and included in Prepaid expenses and other current assets in the accompanying condensed consolidated financial statements.

Other intangibles, net are included in Deferred charges and other assets, net and consist of the following:

(dollars in millions)	June 30, 2009	December 31, 2008
Customer lists (6-8 yrs.)(a)	$2,107	$226
Other (1-18 yrs.)	399	38

	2,506	264
Less: accumulated amortization(b)	(390)	(48)

Other intangibles, net	$2,116	$216

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Unaudited Condensed Consolidated Financial Statements

3. WIRELESS LICENSES, GOODWILL AND OTHER INTANGIBLES, NET (Continued)

(a)	The Partnership retired approximately $1 million and $75 million of fully amortized customer lists during the six months ended June 30, 2009 and the year ended December 31, 2008, respectively.
(b)	Based solely on amortizable intangible assets existing at June 30, 2009, the estimated amortization expense for the five succeeding fiscal years and thereafter is as follows:

Remainder for the year ended 12/31/2009	$342
For the year ended 12/31/2010	535
For the year ended 12/31/2011	377
For the year ended 12/31/2012	291
For the year ended 12/31/2013 and thereafter	571

Total	$2,116

4. FAIR VALUE MEASUREMENTS

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis as of June 30, 2009:

(dollars in millions)	Level 1(1)	Level 2(2)	Level 3(3)	Total
Assets:
Deferred charges and other assets, net	$—	$302	$—	$302

(1)	–quoted prices in active markets for identical assets or liabilities
(2)	–observable inputs other than quoted prices in active markets for identical assets and liabilities
(3)	–no observable pricing inputs in the market

Upon closing of the Alltel acquisition (see Note 2), the $4,781 million investment in Alltel debt, which was classified as Level 3 at December 31, 2008, became an intercompany loan that is eliminated in consolidation.

The following table provides additional information about our other significant financial instruments:

	At June 30, 2009		At December 31, 2008
(dollars in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Term notes due to affiliates	$10,462	$10,458	$11,748	$11,594
Short and long-term debt	$22,087	$23,408	$10,382	$11,066

The fair value of our term notes due to affiliate is determined based on future cash flows discounted at current rates. The fair value of our short-term and long-term debt is determined based on market quotes for similar terms and maturities or future cash flows discounted at current rates. Our financial instruments also include cash and cash equivalents, and trade receivables and payables. These financial instruments are short term in nature and are stated at their carrying value, which approximates fair value.

Derivative Instruments

We have entered into derivative transactions to manage our exposure to fluctuations in foreign currency exchange rates and interest rates. We employ risk management strategies which may include the use of a variety of derivatives including cross currency swaps and interest rate swap agreements. We do not hold derivatives for trading purposes.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Unaudited Condensed Consolidated Financial Statements

4. FAIR VALUE MEASUREMENTS (Continued)

We measure all derivatives, including derivatives embedded in other financial instruments, at fair value and recognize them as either assets or liabilities on our consolidated balance sheets. The derivative instruments discussed below are valued using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified as Level 2. Changes in the fair values of derivative instruments not qualifying as hedges or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss) and recognized in earnings when the hedged item is recognized in earnings.

Cross Currency Swaps

During the fourth quarter of 2008, we entered into cross currency swaps designated as cash flow hedges to exchange approximately $2.4 billion of the net proceeds from the December 18, 2008 offering of British Pound Sterling and Euro denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as mitigate the impact of foreign currency transaction gains or losses. We record these contracts at fair value and any gains or losses on the contracts will, over time, offset the foreign currency gains or losses on the underlying debt obligations. As of June 30, 2009, the fair value of the cross currency swaps were $302 million in an asset position and are included in Deferred charges and other assets, net in the condensed consolidated balance sheets. For the six months ended June 30, 2009, a pretax $297 million gain on the cross currency swaps has been recognized in Other comprehensive income of which $119 million was reclassified from Accumulated other comprehensive income to Interest income and other, net to offset the related foreign-currency transaction loss on the underlying debt obligation.

Alltel Interest Rate Swaps

As a result of the Alltel acquisition, Verizon Wireless acquired seven interest rate swap agreements with a notional value of $9.5 billion that pay fixed and receive variable rates based on three-month and one-month London Interbank Offered Rate (“LIBOR”) with maturities ranging from 2009 to 2013. We have settled all of these agreements using cash generated from operations as of June 30, 2009. Changes in the fair value of these swaps were recorded in earnings. The gain recognized upon settlement in the condensed consolidated statements of income was not significant.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Unaudited Condensed Consolidated Financial Statements

5. DEBT AND DUE TO AFFILIATE

(dollars in millions)	Maturities	June 30, 2009	December 31, 2008
Debt:
Three-year term loan facility	2009-2011	$4,440	$4,440
$1,250 million floating rate notes	2011	1,250	—
$2,750 million 3.75% notes	2011	2,750	—
$1,000 million floating rate put/call notes	2011	1,000	—
€650 million 7.625% notes	2011	912	908
$750 million 5.25% notes	2012	750	—
$1,250 million 7.375% notes	2013	1,250	1,250
$3,500 million 5.55% notes	2014	3,500	—
€500 million 8.750% notes	2015	702	699
$2,250 million 8.500% notes	2018	2,250	2,250
£600 million 8.875% notes	2018	987	876
Assumed Alltel notes	2010-2032	2,335	—
Unamortized discount, net		(40)	(41)

Total debt, including current maturities		22,087	10,382
Less: current maturities		(1,444)	(444)

Total long-term debt		$20,643	$9,938

Term notes payable to Affiliate(a):
$2,431 million floating rate promissory note	2009	$917	$1,931
$9,000 million fixed rate promissory note	2009	182	454
$9,363 million floating rate promissory note	2010	9,363	9,363

Total due to affiliates, including current maturities		10,462	11,748
Less: current maturities		(10,280)	(2,385)

Total long-term due to affiliates		$182	$9,363

(a)	All affiliate term notes are payable to a wholly-owned subsidiary of Verizon Communications (“Verizon”), Verizon Financial Services LLC (“VFSL”).

Where indicated, the following notes were co-issued or co-borrowed by the Partnership and Verizon Wireless Capital LLC. Verizon Wireless Capital LLC, a wholly owned subsidiary of the Partnership, is a limited liability company formed under the laws of Delaware on December 7, 2001 as a special purpose finance subsidiary to facilitate the offering of debt securities of the Partnership by acting as co-issuer. Other than the financing activities as a co-issuer of the Partnership’s indebtedness, Verizon Wireless Capital LLC has no material assets, operations or revenues. The Partnership is jointly and severally liable with Verizon Wireless Capital LLC for these notes.

The Partnership and Verizon Wireless Capital LLC filed a registration statement with the SEC on July 6, 2009 to register a total of $11,750 million of new notes which may, once the registration statement is declared effective by the SEC, be exchanged for privately placed debt with similar terms, subject to the requirements of registration rights agreements. The privately placed debt includes the debt issued in November of 2008, as well as February and May of 2009.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Unaudited Condensed Consolidated Financial Statements

5. DEBT AND DUE TO AFFILIATE (Continued)

Put/Call Notes

On June 25, 2009, the Partnership issued in a private placement transaction $1,000 million in aggregate principal amount of our Put/Call Floating Rate Notes due 2011. The Put/Call Notes will mature on June 27, 2011. The interest on the Put/Call Notes will be equal to the three-month LIBOR plus an applicable margin ranging from 50 to 80 basis points that will be reset quarterly. Commencing on December 27, 2009 and on each interest payment date thereafter, holders of the Put/Call Notes and the Partnership have the rights to require settlement of all or a portion of the Put/Call Notes at par. Accordingly, the Put/Call Notes are classified as current maturities in the condensed consolidated balance sheet. We used the net proceeds from the sale of the Put/Call Notes to repay a portion of the borrowings then outstanding under the Acquisition Bridge Facility.

May 2009 Notes

On May 22, 2009, we and Verizon Wireless Capital LLC co-issued $1,250 million floating rate notes due 2011 and $2,750 million 3.75% notes due 2011 resulting in cash proceeds of $3,989 million, net of discounts and direct issuance costs. We used the net proceeds from the sale of these notes to repay a portion of the borrowings then outstanding under the Acquisition Bridge Facility.

February 2009 Notes

On February 4, 2009, we and Verizon Wireless Capital LLC co-issued $750 million 5.25% notes due 2012 and $3,500 million 5.55% notes due 2014, resulting in cash proceeds of $4,211 million, net of discounts and direct issuance costs. We used the net proceeds from the sale of these notes to repay a portion of the borrowings then outstanding under the Acquisition Bridge Facility.

364-Day Bridge Loan Facility (“Acquisition Bridge Facility”)

On January 9, 2009, immediately prior to the consummation of the acquisition of Alltel, we and Verizon Wireless Capital LLC co-borrowed $12,350 million under the Acquisition Bridge Facility in order to complete the acquisition of Alltel and repay certain of Alltel’s outstanding debt. We used cash generated from operations and the net proceeds from the sale of the February 2009 Notes, the May 2009 Notes and the Put/Call notes to repay all of the $12,350 million of borrowings under the Acquisition Bridge Facility. As of June 30, 2009 no borrowings remain outstanding under the Acquisition Bridge Facility and the commitments under the Acquisition Bridge Facility have been terminated.

Assumed Alltel Notes

Pursuant to an indenture dated January 1, 1987 between Alltel and Wells Fargo Bank, as successor to Ameritrust Company National Association, as trustee, Alltel issued the following series of notes to third parties: in 1993, $200 million aggregate principal amount of 6.50% notes due 2013; in 1996, $300 million aggregate principal amount of 7.00% notes due 2016; in 1999, $300 million aggregate principal amount of 6.80% notes due 2029; in 2002, $800 million aggregate principal amount of 7.00% notes due 2012 and $700 million aggregate principal amount of 7.875% notes due 2032. The Alltel Corporation Notes are not guaranteed by the Partnership or any subsidiary of Alltel and are unsecured.

Upon completion of the Alltel Acquisition, $190 million 10.375% Senior PIK Toggle Notes due 2017 that had been co-issued by Alltel Communications and Alltel Communications Finance remained due to third parties. Under the

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Unaudited Condensed Consolidated Financial Statements

5. DEBT AND DUE TO AFFILIATE (Continued)

terms of a tender offer that was completed on March 20, 2009, $155 million aggregate principal amount of these notes were tendered and redeemed for total consideration of $191 million, including accrued interest.

$9,000 Million Fixed Rate Promissory Note

On July 30, 2009, the Partnership entered into an amendment of our affiliate $9,000 million fixed rate promissory note payable to VFSL, due August 1, 2009 (see Note 9).

Debt Covenants

As of June 30, 2009, we are in compliance with all of our debt covenants.

6. LONG-TERM INCENTIVE PLANS

Verizon Wireless Long-Term Incentive Plan

The 2000 Verizon Wireless Long-Term Incentive Plan (the “Plan”) provides compensation opportunities to eligible employees and other participating affiliates of the Partnership. The Plan provides rewards that are tied to the long-term performance of the Partnership. Under the Plan, Value Appreciation Rights (“VARs”) were granted to eligible employees. The aggregate number of VARs that may be issued under the Plan is approximately 343 million.

VARs reflect the change in the value of the Partnership, as defined in the plan, similar to stock options. Once VARs become vested, employees can exercise their VARs and receive a payment that is equal to the difference between the VAR price on the date of grant and the VAR price on the date of exercise, less applicable taxes and transaction fees. VARs are fully exercisable three years from the date of grant with a maximum term of 10 years. All VARs were granted at a price equal to the estimated fair value of the Partnership, as defined in the plan, at the date of the grant.

For the six months ended June 30, 2009, the intrinsic value of VARs exercised during the period was $152 million. For the six months ended June 30, 2008, the intrinsic value of VARs exercised during the period was $168 million.

Cash paid to settle VARs for the six months ended June 30, 2009 was approximately $146 million. Cash paid to settle VARs for the six months ended June 30, 2008 was approximately $167 million.

A summary of award activity under the Plan as of June 30, 2009 and changes during the six-month period is summarized as follows:

	VARs(a)	Weighted Average Exercise Price of VARs(a)	Vested VARs(a)
Outstanding, December 31, 2008	28,244,486	$16.54	28,244,486
Exercised	(9,705,997)	15.74
Cancelled/Forfeited	(150,370)	18.07

Outstanding, June 30, 2009	18,388,119	$16.95	18,388,119

(a)	The weighted average exercise price is presented in actual dollars; VARs are presented in actual units.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Unaudited Condensed Consolidated Financial Statements

6. LONG-TERM INCENTIVE PLANS (Continued)

The following table summarizes the status of the Partnership’s VARs as of June 30, 2009:

	VARs Vested & Outstanding(a)
Range of Exercise Prices	VARs	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$8.74 - $14.79	11,309,779	4.21	$12.23
$14.80 - $22.19	2,947,831	2.27	16.78
$22.20 - $30.00	4,130,509	1.03	30.00

Total	18,388,119		$16.95

(a)	As of June 30, 2009 the aggregate intrinsic value of VARs outstanding and vested was $302 million.

Verizon Communications Long-Term Incentive Plan

In May 2009, Verizon shareholders approved the 2009 Verizon Communications Long-Term Incentive Plan (the “Verizon Plan”) which permits the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance share units and other awards. The maximum number of share available for awards from the Verizon Plan is 115 million shares. The Verizon Plan amends and restates the previous long-term incentive plan.

Restricted Stock Units

The Verizon Plan provides for grants of restricted stock units (“RSUs”) that generally vest at the end of the third year after the grant. The RSUs are classified as liability awards because the RSUs will be paid in cash upon vesting. The RSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the performance of Verizon’s stock. Dividend equivalent units are also paid to participants at the time the RSU award is paid.

The Partnership had approximately 3.4 million RSUs outstanding under the Verizon Plan as of June 30, 2009.

Performance Share Units

The Verizon Plan also provides for grants of performance share units (“PSUs”) that generally vest at the end of the third year after the grant if certain threshold performance requirements have been satisfied. The PSUs are classified as liability awards because the PSU awards are paid in cash upon vesting. Dividend equivalent units are also paid to participants at the time that the PSU award is determined and paid, and in the same proportion as the PSU award.

The Partnership had approximately 5.0 million PSUs outstanding under the Verizon Plan as of June 30, 2009.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Unaudited Condensed Consolidated Financial Statements

7. PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME

Partners’ Capital

Changes in Partners’ capital for the six months ended June 30, 2009 and 2008 were as follows:

	2009			2008
(dollars in millions)	Attributable to Cellco Partnership	Noncontrolling Interest	Total Partners’ Capital	Attributable to Cellco Partnership	Noncontrolling Interest	Total Partners’ Capital
Balance at beginning of period	$73,294	$1,692	$74,986	$62,354	$1,681	$64,035
Net income	7,031	137	7,168	6,183	130	6,313
Other comprehensive income	181	—	181	(3)	—	(3)

Comprehensive income	7,212	137	7,349	6,180	130	6,310

Contributed capital	(345)	—	(345)	—	—	—
Noncontrolling interests in acquired company (Note 2)	—	456	456	—	—	—
Distributions	(871)	(97)	(968)	(1,042)	(114)	(1,156)
Acquisition of noncontrolling partnership interests		(254)	(254)	—	(6)	(6)
Other	3	10	13	36	5	41

Balance at end of period	$79,293	$1,944	$81,237	$67,528	$1,696	$69,224

Noncontrolling interests included in our condensed consolidated financial statements includes Verizon’s ownership interest in our majority owned limited partnership Verizon Wireless of the East LP and noncontrolling interest in cellular partnerships.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting partners’ capital that, under generally accepted accounting principles, are excluded from net income. Significant changes in the components of Other comprehensive income (loss), net of income tax expense (benefit), are described below.

	Six Months Ended June 30,
(dollars in millions)	2009	2008
Net Income	$7,168	$6,313
Other Comprehensive Income, Net of Taxes
Net unrealized gain on cash flow hedges	178	—
Net unrealized loss on investment in debt obligation	—	(6)
Defined benefit pension and postretirement plans	3	3

Total Other Comprehensive Income (Loss)	181	(3)

Comprehensive Income	$7,349	$6,310

Comprehensive income attributable to noncontrolling interest	137	130
Comprehensive income attributable to Cellco Partnership	7,212	6,180

Comprehensive Income	$7,349	$6,310

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Unaudited Condensed Consolidated Financial Statements

7. PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME (Continued)

The components of Accumulated other comprehensive income (loss) were as follows:

(dollars in millions)	At June 30, 2009	At December 31, 2008
Unrealized derivative gains (losses) on cash flow hedges	$125	$(53)
Defined benefit pension and postretirement plans	(60)	(63)

Accumulated Other Comprehensive Income (Loss)	$65	$(116)

8. COMMITMENTS AND CONTINGENCIES

The U.S. Wireless Alliance Agreement contains provisions, subject to specified limitations, that require Vodafone and Verizon to indemnify the Partnership for certain contingencies, excluding PrimeCo Personal Communications L.P. contingencies, arising prior to the formation of Verizon Wireless.

The Partnership is subject to lawsuits and other claims, including class actions and claims relating to product liability, patent infringement, intellectual property, antitrust, partnership disputes, and relations with resellers and agents. The Partnership is also defending lawsuits filed against the Partnership and other participants in the wireless industry alleging adverse health effects as a result of wireless phone usage. Various consumer class action lawsuits allege that the Partnership violated certain state consumer protection laws and other statutes and defrauded customers through misleading billing practices or statements. These matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against the Partnership and/or insurance coverage.

All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the ultimate liability with respect to these matters as of June 30, 2009 cannot be ascertained. The potential effect, if any, on the consolidated financial statements of the Partnership, in the period in which these matters are resolved, may be material.

In addition to the aforementioned matters, the Partnership is subject to various other legal actions and claims in the normal course of business. While the Partnership’s legal counsel cannot give assurance as to the outcome of each of these other matters, in management’s opinion, based on the advice of such legal counsel, the ultimate liability with respect to any of these actions, or all of them combined, will not materially affect the consolidated financial statements of the Partnership.

9. SUBSEQUENT EVENTS

Through July 28, 2009, we repaid $917 million of our $2,431 million floating rate note due on August 1, 2009 using cash generated from operations. No borrowings remained outstanding under this note as of the maturity date.

On July 30, 2009, the Partnership entered into an amendment of our affiliate $9,000 million fixed rate promissory note payable to VFSL, due August 1, 2009. The fixed rate note, as amended, allows the Partnership to borrow, repay and re-borrow up to a maximum principal amount of $750 million and extends the maturity date to August 1, 2010. Therefore, the $182 million outstanding on this note as of June 30, 2009 has been presented as long-term Due to affiliate in the accompanying condensed consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Representatives and Partners of

Cellco Partnership d/b/a Verizon Wireless:

We have audited the accompanying consolidated balance sheets of Cellco Partnership and subsidiaries d/b/a Verizon Wireless (the “Partnership”) as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows and changes in partners’ capital for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Partnership and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Partnership adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” on January 1, 2006 and the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” on January 1, 2007.

As discussed in Note 1 to the consolidated financial statements, the accompanying consolidated financial statements have been retrospectively adjusted for the adoption of the provisions of Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” (“SFAS No. 160”), which became effective on January 1, 2009.

/s/ Deloitte & Touche LLP

New York, New York

February 23, 2009

May 11, 2009 (as to the effects of the retrospective adoption of SFAS No. 160)

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Consolidated Statements of Income

(Dollars in millions)

	For the Year Ended December 31,
	2008 As Adjusted (Note 1)	2007 As Adjusted (Note 1)	2006 As Adjusted (Note 1)
Operating Revenue
Service revenue	$42,635	$38,016	$32,796
Equipment and other	6,697	5,866	5,247

Total operating revenue	49,332	43,882	38,043

Operating Costs and Expenses
Cost of service (exclusive of items shown below)	6,015	5,294	4,698
Cost of equipment	9,705	8,162	6,793
Selling, general and administrative	14,220	13,477	12,039
Depreciation and amortization	5,405	5,154	4,913

Total operating costs and expenses	35,345	32,087	28,443

Operating Income	13,987	11,795	9,600

Other Income (Expenses)
Interest expense, net	(161)	(251)	(452)
Interest income and other, net	265	30	23

Income Before Provision for Income Taxes	14,091	11,574	9,171
Provision for income taxes	(802)	(714)	(599)

Income Before Cumulative Effect of Accounting Change	13,289	10,860	8,572
Cumulative effect of accounting change	—	—	(124)

Net Income	$13,289	$10,860	$8,448

Net Income Attributable to the Noncontrolling Interest	263	255	251
Net Income Attributable to Cellco Partnership	13,026	10,605	8,197

Net Income	$13,289	$10,860	$8,448

See Notes to Consolidated Financial Statements

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Consolidated Balance Sheets

(Dollars in millions)

	As of December 31,
	2008 As Adjusted (Note 1)	2007 As Adjusted (Note 1)
Assets
Current assets:
Cash and cash equivalents	$9,227	$408
Receivables, net of allowances of $244 and $217	4,364	3,732
Due from affiliates, net	155	178
Unbilled revenue	254	252
Inventories, net of allowances of $131 and $84	1,046	1,098
Prepaid expenses and other current assets	579	306

Total current assets	15,625	5,974
Plant, property and equipment, net	27,136	25,971
Wireless licenses, net	62,392	51,485
Goodwill	955	—
Investment in debt obligations, net	4,781	—
Deferred charges and other assets, net	987	563

Total assets	$111,876	$83,993

Liabilities and Partners’ Capital
Current liabilities:
Short-term debt, including current maturities	$444	$—
Due to affiliates	2,941	3,391
Accounts payable and accrued liabilities	5,395	5,838
Advance billings	1,403	1,227
Other current liabilities	220	147

Total current liabilities	10,403	10,603
Long-term debt	9,938	—
Due to affiliate	9,363	2,578
Deferred tax liabilities, net	6,213	5,833
Other non-current liabilities	973	944

Total liabilities	36,890	19,958
Commitments and contingencies (see Note 16)	—	—
Partners’ capital
Capital	73,410	62,404
Accumulated other comprehensive loss	(116)	(50)
Noncontrolling interest	1,692	1,681

Total partners’ capital	74,986	64,035

Total liabilities and partners’ capital	$111,876	$83,993

See Notes to Consolidated Financial Statements

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Consolidated Statements of Cash Flows

(Dollars in millions)

	Years Ended December 31,
	2008 As Adjusted (Note 1)	2007 As Adjusted (Note 1)	2006 As Adjusted (Note 1)
Cash Flows from Operating Activities
Net income	$13,289	$10,860	$8,448
Add: Cumulative effect of accounting change	—	—	124

Income before cumulative effect of accounting change	13,289	10,860	8,572
Adjustments to reconcile income to net cash provided by operating activities:
Depreciation and amortization	5,405	5,154	4,913
Provision for uncollectible receivables	507	395	273
Provision for deferred income taxes	176	98	122
Other operating activities, net	181	689	580
Changes in current assets and liabilities (net of the effects of purchased businesses):
Receivables and unbilled revenue, net	(1,032)	(914)	(726)
Inventories, net	60	(209)	10
Prepaid expenses and other current assets	(74)	14	9
Accounts payable and accrued liabilities	(510)	(118)	658
Other current liabilities	145	189	133

Net cash provided by operating activities	18,147	16,158	14,544

Cash Flows from Investing Activities
Capital expenditures	(6,510)	(6,503)	(6,618)
Acquisition of FCC auction licenses	(9,363)	—	(2,809)
Acquisition of Rural Cellular Corporation, net	(914)	—	—
Investment in debt obligations	(4,766)	—	—
Other investing activities, net	(526)	(520)	(160)

Net cash used in investing activities	(22,079)	(7,023)	(9,587)

Cash Flows from Financing Activities
Proceeds from affiliates	9,363	—	2,500
Payments to affiliates	(3,891)	(5,609)	(350)
Net increase (decrease) in revolving affiliate borrowings	307	(1,355)	(3,051)
Net change in short-term debt, excluding current maturities	—	—	(2,505)
Repayments of long-term debt	(1,505)	—	—
Issuance of debt	10,324	—	—
Distributions to partners	(1,529)	(1,918)	(1,260)
Distributions to minority investors, net	(249)	(228)	(236)
Debt issuance costs paid	(69)	—	—

Net cash (used in) provided by financing activities	12,751	(9,110)	(4,902)

Increase in cash and cash equivalents	8,819	25	55
Cash and cash equivalents, beginning of year	408	383	328

Cash and cash equivalents, end of year	$9,227	$408	$383

See Notes to Consolidated Financial Statements

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Consolidated Statements of Changes in Partners’ Capital

(Dollars in millions)

	Years Ended December 31,
	2008 As Adjusted (Note 1)	2007 As Adjusted (Note 1)	2006 As Adjusted (Note 1)
Partners’ Capital
Balance at beginning of year	$62,404	$43,677	$26,645
Cumulative effect of adoption of FIN 48	—	(19)	—

Adjusted balance at beginning of year	62,404	43,658	26,645
Net income	13,026	10,605	8,197
Distributions declared to partners	(2,085)	(1,918)	(1,260)
Reclassification of portion of Vodafone’s partners’ capital	—	10,000	10,000
Other	65	59	95

Balance at end of year	73,410	62,404	43,677

Accumulated Other Comprehensive Loss
Balance at beginning of year	(50)	(63)	(52)
Unrealized losses on cash flow hedges, net	(53)	—	—
Defined benefit pension and postretirement plans	(13)	13	(11)

Other comprehensive income (loss)	(66)	13	(11)

Balance at end of year	(116)	(50)	(63)

Total Partners’ Capital Attributable to Cellco Partnership	$73,294	$62,354	$43,614

Noncontrolling Interest
Balance at beginning of year	$1,681	$1,659	$1,650
Net income attributable to noncontrolling interest	263	255	251
Distributions	(249)	(228)	(236)
Other	(3)	(5)	(6)

Balance at end of year	1,692	1,681	1,659

Total Partners’ Capital	$74,986	$64,035	$45,273

Comprehensive Income
Net income	$13,289	$10,860	$8,448
Other comprehensive income (loss) per above	(66)	13	(11)

Total Comprehensive Income	$13,223	$10,873	$8,437

Comprehensive income attributable to Noncontrolling interest	263	255	251
Comprehensive income attributable to Cellco Partnership	12,960	10,618	8,186

Total Comprehensive Income	$13,223	$10,873	$8,437

See Notes to Consolidated Financial Statements

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Cellco Partnership (the “Partnership”), doing business as Verizon Wireless, provides wireless voice and data services and related equipment to consumers and business customers across one of the most extensive wireless networks in the United States. The Partnership is the industry-leading wireless service provider in the United States in terms of profitability, as measured by operating income. The Partnership continues to expand its wireless data, messaging and multi-media offerings for both consumer and business customers.

The Partnership is a general partnership formed by Bell Atlantic Corporation (“Bell Atlantic”) and NYNEX Corporation that began conducting business operations on July 1, 1995 as Bell Atlantic NYNEX Mobile. In April and June 2000, through the U.S. Wireless Alliance Agreement (the “Alliance Agreement”) dated September 21, 1999, Bell Atlantic, now known as Verizon Communications Inc. (“Verizon”), Vodafone Group Plc (“Vodafone”), and GTE Corporation agreed to combine their respective U.S. wireless assets into the Partnership, which then began doing business under the Verizon Wireless brand name. Verizon’s and Vodafone’s partnership interests are 55% and 45%, respectively.

These consolidated financial statements include transactions between the Partnership and Verizon and Vodafone (“Affiliates”) for the provision of services and financing pursuant to various agreements. (See Notes 9 and 14.)

Consolidated Financial Statements and Basis of Presentation

The consolidated financial statements of the Partnership include the accounts of its majority-owned subsidiaries, the partnerships in which the Partnership exercises control, and the variable interest entity in which the Partnership is deemed to be the primary beneficiary as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46(R)”). Investments in businesses and partnerships in which the Partnership does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method of accounting.

All significant intercompany accounts and transactions have been eliminated.

We have reclassified prior year amounts to conform to the current year presentation. Upon adoption of SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, on January 1, 2009, we have retrospectively changed the classification and presentation of Noncontrolling Interest, previously referred to as Minority Interest, in our consolidated financial statements for all periods presented to conform to the classification and presentation of Noncontrolling Interest that began on January 1, 2009. Accordingly, the financial statements have been labeled “As Adjusted.”

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for: allowances for uncollectible accounts receivable, unbilled revenue, fair values of financial instruments, depreciation and amortization, the recoverability of intangible assets and other long-lived assets, accrued expenses, inventory reserves, unrealized tax benefits, valuation allowances on tax assets, contingencies and allocation of purchase prices in connection

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

with business combinations. Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the consolidated financial statements in the periods that they are determined to be necessary.

Revenue Recognition

The Partnership earns revenue by providing access to the network (access revenue) and for usage of the network (usage revenue), which includes voice and data revenue. In general, access revenue is billed one month in advance and is recognized when earned; the unearned portion is classified in advance billings. Access revenue and usage revenue are recognized when service is rendered and included in unbilled revenue until billed. Equipment sales revenue associated with the sale of wireless handsets and accessories is recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from the sale of wireless services. Customer activation fees are considered additional consideration, and to the extent that handsets are sold to customers at a discount, these fees are recorded as equipment revenue at the time of customer acceptance. We record revenue gross for agreements involving the resale of third-party services in which we are considered the primary obligor in the arrangements.

The Partnership’s revenue recognition policies are in accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements, which was superseded by SAB No. 104, Revenue Recognition, and Emerging Issues Task Force (“EITF”) Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.

We report taxes imposed by governmental authorities on revenue-producing transactions between us and our customers, that are within the scope of EITF No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement, in the consolidated financial statements on a net basis.

Advertising Costs

Advertising costs are charged to Selling, general and administrative expense in the periods in which they are incurred. Total advertising expense amounted to $1,591 million, $1,507 million, and $1,388 million for the years ended December 31, 2008, 2007, and 2006, respectively.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market value and includes approximately $8.9 billion held in money market funds that are considered cash equivalents. Prior to the close of the acquistion of Alltel Corporation (“Alltel”), we redeemed subtantially all of these money market funds. (See Note 17.)

Investments

The Partnership’s principal investment at December 31, 2008 consists of an available-for-sale investment in debt obligations. Under Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities, available-for-sale investments are required to be carried at their fair value, with unrealized gains and losses that are considered temporary in nature recorded as a separate component of accumulated other comprehensive income (loss). To the extent we determine that any decline in the investment is other-than-temporary, a charge to earnings would be recorded.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

As of December 31, 2008, we held $126 million with respect to funds of the Partnership being held in a money market fund managed by a third party that is in the process of being liquidated. This balance is classified in Prepaid expenses and other current assets on the accompanying consolidated balance sheets. We expect to collect the receivables within the next 12 months.

Inventory

Inventory consists primarily of wireless equipment held for sale. Equipment held for sale is carried at the lower of cost (determined using a first-in, first-out method) or market. The Partnership maintains estimated inventory valuation reserves for obsolete and slow moving device inventory based on analysis of inventory agings and changes in technology.

Capitalized Software

Capitalized software consists primarily of direct costs incurred for professional services provided by third parties and compensation costs of employees which relate to software developed for internal use either during the application stage or for upgrades and enhancements that increase functionality. Costs are capitalized and amortized on a straight-line basis over their estimated useful lives of five years. Costs incurred in the preliminary project stage of development and maintenance are expensed as incurred.

Capitalized software of $815 million and $657 million and related accumulated amortization of $476 million and $367 million as of December 31, 2008 and 2007, respectively, have been included in Deferred charges and other assets, net in the consolidated balance sheets.

Plant, Property and Equipment

Plant, property and equipment primarily represents costs incurred to construct and expand capacity and network coverage on Mobile Telephone Switching Offices and cell sites. The cost of plant, property and equipment is depreciated over its estimated useful life using the straight-line method of accounting. Periodic reviews are performed to identify any category or group of assets within plant, property and equipment where events or circumstances may change the remaining estimated economic life. This principally includes changes in the Partnership’s plans regarding technology upgrades, enhancements, and planned retirements. Changes in these estimates resulted in a net increase in depreciation expense of $228 million, $295 million, and $327 million for the years ended December 31, 2008, 2007, and 2006, respectively. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.

Upon the sale or retirement of plant, property and equipment, the cost and related accumulated depreciation or amortization is eliminated and any related gain or loss is reflected in the consolidated statements of income in Selling, general and administrative expense.

Interest expense and network engineering costs incurred during the construction phase of the Partnership’s network and real estate properties under development are capitalized as part of plant, property and equipment and recorded as construction in progress until the projects are completed and placed into service.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

Valuation of Assets

Long-lived assets, including plant, property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Wireless Licenses

The Partnership’s principal intangible assets are licenses, which provide the Partnership with the exclusive right to utilize certain radio frequency spectrum to provide wireless communication services. While licenses are issued for only a fixed time, generally 10 to 15 years, such licenses are subject to renewal by the Federal Communications Commission (“FCC”). Renewals of licenses have occurred routinely and at nominal cost. Moreover, the Partnership has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the Partnership’s wireless licenses. As a result, the wireless licenses are treated as an indefinite life intangible asset under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, and are not amortized but rather are tested for impairment. The Partnership reevaluates the useful life determination for wireless licenses at least annually to determine whether events and circumstances continue to support an indefinite useful life.

The Partnership tests its wireless licenses for potential impairment annually, and more frequently if indications of impairment exist. The Partnership evaluates its licenses on an aggregate basis, in accordance with EITF No. 02-7, Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets, using a direct value methodology in accordance with SEC Staff Announcement No. D-108, Use of the Residual Method to Value Acquired Assets other than Goodwill. The direct value approach determines fair value using estimates of future cash flows associated specifically with the wireless licenses. If the fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the wireless licenses, an impairment is recognized.

In accordance with SFAS No. 34, Capitalization of Interest Costs, interest expense incurred while qualifying wireless licenses are developed for service is capitalized as part of wireless licenses, net. The capitalization period ends when the development is completed and the licenses are placed in commercial service.

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Impairment testing for goodwill is performed annually or more frequently if indications of potential impairment exist under the provisions of SFAS No. 142. The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level. Step one compares the fair value of the reporting unit (calculated using a market approach and a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the fair value of

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

goodwill is less than the carrying amount of goodwill, an impairment is recognized. The Partnership completed step one of the impairment test as of December 15, 2008. This test resulted in no impairment of the Partnership’s goodwill.

Fair Value Measurements

SFAS No. 157, Fair Value Measurements, defines fair value, expands disclosures about fair value measurements, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. Under SFAS No. 157, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 also establishes a three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities

Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3 - No observable pricing inputs in the market

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

On February 12, 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. We elected a partial deferral of SFAS No. 157 under the provisions of FSP No. 157-2 related to the measurement of fair value used when evaluating wireless licenses, goodwill, other intangible assets, and other long-lived assets for impairment. On October 10, 2008, the FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which clarifies application of SFAS No. 157 in a market that is not active. FSP No. 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The impact of partially adopting SFAS No. 157 on January 1, 2008 and the related FSP No. 157-3 was not material to our financial statements.

Effective January 1, 2009, as permitted by FSP No. 157-2, the Partnership adopted the provisions of SFAS No. 157 related to the non-recurring measurement of fair value used when evaluating certain nonfinancial assets, including wireless licenses, goodwill, other intangible assets and other long-lived assets, in the determination of impairment under SFAS No. 142 or SFAS No. 144, and when measuring the acquisition-date fair values of nonfinancial assets and nonfinancial liabilities in a business combination in accordance with SFAS No. 141(R), Business Combinations (Revised).

SFAS No. 159

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of SFAS No. 115, permits but does not require us to measure financial instruments and certain other items at fair

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As we did not elect to fair value any of our financial instruments under the provisions of SFAS No. 159, the Partnership’s adoption of this statement effective January 1, 2008 did not have an impact on our consolidated financial statements.

Foreign Currency Translation

The functional currency for all of our operations is the U.S. dollar. However, we have transactions denominated in a currency other than the local currency, principally debt denominated in Euros and British Pounds Sterling. Gains and losses resulting from exchange-rate changes in transactions denominated in a foreign currency are included in earnings.

Derivatives

The Partnership uses derivatives from time to time to manage the Partnership’s exposure to fluctuations in the cash flows of certain transactions. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and related amendments and interpretations, we measure all derivatives at fair value and recognize them as either assets or liabilities on our consolidated balance sheets. Changes in the fair values of derivative instruments not qualifying as hedges or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss) and recognized in earnings when the hedged item is recognized in earnings.

Long-Term Incentive Compensation

On January 1, 2006 the Partnership adopted SFAS No. 123(R), Share Based Payment, which requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions. SFAS No. 123(R) also eliminated the alternative to use the intrinsic value method of accounting that was provided in SFAS No. 123, Accounting for Stock-Based Compensation. The Partnership recorded a cumulative effect of adoption of as of January 1, 2006 to recognize the effect of initially measuring the VARs granted under the 2000 Verizon Wireless Long-Term Incentive Plan (the “Wireless Plan”) at fair value utilizing a Black-Scholes model. The Partnership records a charge or benefit in the consolidated statements of income each reporting period based on the change in the estimated fair value of the awards during the period. (See Note 11.)

Income Taxes

The Partnership is not a taxable entity for federal income tax purposes. Any federal taxable income or loss is included in the respective partners’ consolidated federal return. Certain states, however, impose taxes at the partnership level and such taxes are the responsibility of the Partnership and are included in the Partnership’s tax provision. The consolidated financial statements also include provisions for federal and state income taxes, prepared on a stand-alone basis, for all corporate entities within the Partnership. Deferred income taxes are recorded using enacted tax law and rates for the years in which the taxes are expected to be paid or refunds received. Deferred income taxes are provided for items when there is a temporary difference in recording such items for financial reporting and income tax reporting.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

Effective January 1, 2007, the Partnership adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. The Partnership recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense.

Concentrations

The Partnership maintains allowances for uncollectible accounts receivable for estimated losses resulting from the inability of customers to make required payments. Estimates are based on historical net write-off experience, taking into account general economic factors and current collection trends which may impact the expected collectibility of accounts receivable. No single customer receivable is large enough to present a significant financial risk to the Partnership.

The Partnership relies on local and long-distance telephone companies, some of whom are related parties (see Note 14), and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on our business, results of operations and financial condition.

The Partnership depends upon various key suppliers to provide it, directly or through other suppliers, with the equipment and services, such as switch and network equipment, handsets and other devices and wireless data applications that are needed to operate the business. Most of our handset and other device suppliers rely on Qualcomm Incorporated for the manufacture and supply of the chipsets used in their devices, and we rely on Qualcomm for its binary run-time environment for wireless (“BREW”) technology which enables many of our handsets and other devices to access key wireless data services. Additionally, a small group of suppliers provides nearly all of the Partnership’s network cell site and switch equipment. In January 2009, one of these suppliers, Nortel Networks Inc., a U.S. subsidiary of Nortel Networks Corp. (“Nortel”) – and certain other U.S. subsidiaries of Nortel - filed for Chapter 11 bankruptcy protection in the Unites States. In addition, Nortel and certain of its non-U.S. subsidiaries filed for similar relief in the courts of Canada and the United Kingdom. If these or other suppliers fail to provide equipment or services on a timely basis or fail to meet our performance expectations, we may be unable to provide services to our customers in a competitive manner or to continue to maintain and upgrade our network. Because of the costs and time lags that can be associated with transitioning from one supplier to another, our business could be substantially disrupted if we were required to, or chose to, replace the products or services of one or more major suppliers with products or services from another source, especially if the replacement became necessary on short notice. Any such disruption could increase our costs, decrease our operating efficiencies and have a material adverse effect on our business, results of operations and financial condition.

Segments

The Partnership has one reportable business segment and operates domestically only. The Partnership’s products and services are materially comprised of wireless telecommunications services.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

Recently Issued Accounting Pronouncements

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP 142-3 removes the requirement under SFAS No. 142 to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions, and replaces it with a requirement that an entity consider its own historical experience in renewing similar arrangements, or a consideration of market participant assumptions in the absence of historical experience. FSP 142-3 also requires entities to disclose information that enables users of financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. We are required to adopt FSP 142-3 effective January 1, 2009 on a prospective basis. The adoption of FSP 142-3 on January 1, 2009 did not have an impact on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133. This statement requires additional disclosures for derivative instruments and hedging activities that include how and why an entity uses derivatives, how these instruments and the related hedged items are accounted for under SFAS No. 133 and related interpretations, and how derivative instruments and related hedged items affect the entity’s financial position, results of operations and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS No. 161 on January 1, 2009 did not have an impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (Revised), to replace SFAS No. 141, Business Combinations. SFAS No. 141(R) requires the use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. This statement is effective for business combinations or transactions entered into for fiscal years beginning on or after December 15, 2008. Upon the adoption of SFAS No. 141(R) we are required to expense certain transaction costs and related fees associated with business combinations that were previously capitalized. This will result in additional expenses being recognized relating to the 2009 closing of the Alltel transaction. In addition, with the adoption of SFAS No. 141(R) changes to valuation allowances for deferred income tax assets and adjustments to income tax uncertainties, in most cases are recognized as adjustments to income tax expense.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the retained interest and gain or loss when a subsidiary is deconsolidated. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 prospectively, except for the presentation and disclosure requirements which will be applied retrospectively for all periods presented. On January 1, 2009, we adopted SFAS No. 160 and have retrospectively changed the classification and presentation of Noncontrolling Interest in our consolidated financial statements for all periods presented, which we previously referred to as minority interest. Additionally, we conduct certain business operations in certain markets through non-wholly owned entities. Any changes in these ownership interests may be required to be measured at fair value and recognized as a gain or loss, if any, in earnings.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

2. ACQUISITIONS

Acquisition of Rural Cellular Corporation

On August 7, 2008, the Partnership acquired 100% of the outstanding common stock and redeemed all of the preferred stock of Rural Cellular Corporation (“Rural Cellular”) in a cash transaction. Rural Cellular was a wireless communications service provider operating under the trade name of “Unicel,” focusing primarily on rural markets in the United States. We believe that the acquisition will further enhance the Partnership’s network coverage in markets adjacent to its existing service areas and will enable the Partnership to achieve operational benefits through realizing synergies in reduced roaming and other operating expenses. Under the terms of the acquisition agreement, the Partnership paid Rural Cellular’s common shareholders $728 million in cash ($45 per share). Additionally, all classes of Rural Cellular’s preferred shareholders received cash in the aggregate of $571 million.

The consolidated financial statements include the results of Rural Cellular’s operations from the date the acquisition closed. Had this acquisition been consummated on January 1, 2008 and 2007, the results of Rural Cellular’s acquired operations would not have had a significant impact on the Partnership’s consolidated income. In connection with the acquisition, the Partnership assumed $1.5 billion of Rural Cellular’s debt. This debt was redeemed on September 5, 2008, using proceeds from new debt borrowings by Cellco Partnership. (See Note 8.) The aggregate value of the net assets acquired was $1.3 billion based on the cash consideration, as well as closing and other direct acquisition related costs of approximately $12 million.

In accordance with SFAS No. 141, the cost of the acquisition was preliminarily allocated to the assets acquired and liabilities assumed based on their fair values as of the close of the acquisition, with the amounts exceeding the fair value being recorded as goodwill. As the values of certain assets and liabilities are preliminary in nature, they are subject to adjustment as additional information is obtained. The valuations will be finalized within one year of the close of the acquisition. When the valuations are finalized, any changes to the preliminary valuation of assets acquired or liabilities assumed may result in material adjustments to the fair value of the identifiable intangible assets acquired and goodwill.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

2. ACQUISITIONS (Continued)

The following table summarizes the preliminary allocation of the acquisition cost to the assets acquired, including cash acquired of $42 million, and liabilities assumed as of the acquisition date and adjustments made thereto during the three months ended December 31, 2008:

(Dollars in Millions)	As of August 7, 2008	Adjustments	Adjusted as of August 7, 2008
Assets acquired:
Wireless licenses	$1,014	$82	$1,096
Goodwill	957	(2)	955
Intangible assets subject to amortization	197	1	198
Other acquired assets	1,007	(34)	973

Total assets acquired	3,175	47	3,222

Liabilities assumed:
Long-term debt	1,505	—	1,505
Deferred income taxes and other liabilities	364	42	406

Total liabilities assumed	1,869	42	1,911

Net assets acquired	$1,306	$5	$1,311

Included in Other acquired assets are assets to be divested of $490 million. These assets have been divested pursuant to the Exchange Agreement with AT&T, as described below. Adjustments were primarily related to ongoing revisions to preliminary valuations of wireless licenses, and other tangible and intangible assets acquired that were subsequently divested to AT&T, and revised estimated tax bases of acquired assets and liabilities.

Wireless licenses acquired have an indefinite life, and accordingly, are not subject to amortization. The customer relationships are being amortized using an accelerated method over 6 years, and other intangibles are being amortized on a straight line basis over 12 months. Goodwill of approximately $115 million is expected to be deductible for tax purposes.

Divestiture Markets and Exchange Agreement with AT&T

As a condition for regulatory approvals of the Rural Cellular acquisition, the FCC and Department of Justice (“DOJ”) required the divestiture of six operating markets, including all of Rural Cellular’s operations in Vermont and New York as well as its operations in Okanogan and Ferry, WA (the “Divestiture Markets”).

On December 22, 2008, the Partnership completed an exchange with AT&T. Pursuant to the terms of the exchange agreement, as amended, AT&T received the assets relating to the Divestiture Markets and a cellular license for part of the Madison, KY market. In exchange, the Partnership received cellular operating markets in Madison and Mason, KY and 10 MHz PCS licenses in Las Vegas, NV, Buffalo, NY, Erie, PA, Sunbury-Shamokin, PA and Youngstown, OH. The Partnership also received AT&T’s noncontrolling interests in three entities in which the Partnership holds controlling interests plus a cash payment. The preliminary aggregate value of properties exchanged was approximately $500 million. There was no gain or loss recognized on the exchange. In addition, subject to FCC approval, the Partnership will acquire PCS licenses in Franklin, NY (except Franklin County) and the entire state of Vermont from AT&T in a separate cash transaction that is expected to close in the first half of 2009.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

3. WIRELESS LICENSES, GOODWILL AND OTHER INTANGIBLES, NET

The changes in the carrying amount of wireless licenses, net are as follows:

(Dollars in Millions)	Wireless Licenses, Net(a)
Balance, net, as of January 1, 2007	$51,115
Acquisitions	170
Capitalized interest on wireless licenses	203
Other	(3)

Balance, net, as of December 31, 2007	51,485
Acquisitions	10,644
Capitalized interest on wireless licenses	267
Other	(4)

Balance, net, as of December 31, 2008	$62,392

(a)	Wireless licenses of approximately $12.4 billion and $3.0 billion were not in service at December 31, 2008 and 2007, respectively.

The Partnership evaluated its wireless licenses for potential impairment as of December 15, 2008 and December 15, 2007. These evaluations resulted in no impairment of the Partnership’s wireless licenses.

On March 20, 2008, the FCC announced the results of Auction 73 of wireless spectrum licenses in the 700 MHz band. The Partnership was the successful bidder for twenty-five 12 MHz licenses in the A-Block frequency, seventy-seven 12 MHz licenses in the B-Block frequency and seven 22 MHz licenses (nationwide with the exception of Alaska) in the C-Block frequency, with an aggregate bid price of $9,363 million. The Partnership has made all required payments to the FCC for these licenses. The FCC granted the Partnership these licenses on November 26, 2008.

On September 18, 2006, the FCC concluded its Advanced Wireless Services spectrum auction (“Auction 66”). We paid $2.8 billion for thirteen 20 MHz licenses for which we were the high bidder. The licenses were granted on November 29, 2006.

The changes in the carrying amount of goodwill are as follows:

(Dollars in Millions)	Goodwill
Balance as of January 1, 2008	$—
Acquisitions	957
Reclassifications and adjustments	(2)

Balance, net, as of December 31, 2008	$955

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

3. WIRELESS LICENSES, GOODWILL AND OTHER INTANGIBLES, NET (Continued)

Other intangibles, net are included in Deferred charges and other assets, net and consist of the following:

	December 31,
(Dollars in Millions)	2008	2007
Customer lists (4-7 yrs.)(a)	$226	$96
Other (1-18 yrs.)	38	23

	264	119
Less: accumulated amortization(b)	48	87

Other intangibles, net	$216	$32

(a)	The Partnership retired approximately $75 of fully amortized customer lists during the year ended December 31, 2008.
(b)	Based solely on amortizable intangible assets existing at December 31, 2008, the estimated amortization expense for the five succeeding fiscal years and thereafter is as follows:

For the year ended 12/31/2009	$58
For the year ended 12/31/2010	40
For the year ended 12/31/2011	35
For the year ended 12/31/2012	32
For the year ended 12/31/2013 and thereafter	51
Total	$216

4. INVESTMENT AND FINANCIAL INSTRUMENTS

Investment in Debt Obligations

On June 10, 2008, in connection with the agreement to acquire Alltel, the Partnership purchased from third parties $4,985 million aggregate principal amount of debt obligations of certain subsidiaries of Alltel for approximately $4,766 million, plus accrued and unpaid interest. The maturity dates of these obligations range from 2015 to 2017. The Partnership’s investment in Alltel debt obligations is classified as available-for-sale. (See Note 17.)

Derivatives

The ongoing effect of SFAS No. 133 and related amendments and interpretations on our consolidated financial statements will be determined each period by several factors, including the specific hedging instruments in place and their relationships to hedged items, as well as market conditions at the end of each period.

Foreign Exchange Risk Management

During 2008, we entered into cross currency swaps designated as cash flow hedges to exchange the net proceeds from our December 18, 2008 offering (see Note 8) from British Pounds Sterling and Euros into U.S. dollars, to fix our future interest and principal payments in U.S. dollars as well as mitigate the impact of foreign currency transaction gains or losses. We record these contracts at fair value and any gains or losses on the contracts will, over time, offset the gains or losses on the underlying debt obligations.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

4. INVESTMENT AND FINANCIAL INSTRUMENTS (Continued)

Concentrations of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments, trade receivables and derivative contracts. Our policy is to deposit our temporary cash investments with major financial institutions. Counterparties to our derivative contracts are also major financial institutions. The financial institutions have all been accorded high ratings by primary rating agencies. We limit the dollar amount of contracts entered into with any one financial institution and monitor our counterparties’ credit ratings. We generally do not give or receive collateral on swap agreements due to our credit rating and those of our counterparties. While we may be exposed to credit losses due to the nonperformance of our counterparties, we consider the risk remote.

5. FAIR VALUE MEASUREMENTS

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

(Dollars in Millions)	Level 1	Level 2	Level 3	Total
Assets:
Investment in debt obligations, net	$—	$—	$4,781	$4,781
Other assets, net	$—	$64	$—	$64

Liabilities:
Other non-current liabilities	$—	$59	$—	$59

A reconciliation of the beginning and ending balance of the item measured at fair value using significant unobservable inputs as of December 31, 2008 is as follows:

(Dollars in Millions)	Investment in debt obligations, net
Balance, net, as of January 1, 2008	$—
Total gains (losses) (realized/unrealized)	—
Included in earnings	—
Included in other comprehensive income	—
Purchases, issuances and settlements	4,767
Discount accretion included in earnings	14
Transfers in (out) of Level 3	—

Balance, net, as of December 31, 2008	$4,781

Investment in debt obligations is comprised of our investment in Alltel debt, which was acquired in June 2008, and is classified as Level 3. The fair value of the investment in Alltel debt is based upon internally developed valuation techniques since the underlying obligations are not registered or traded in an active market. Upon closing of the Alltel acquisition (see Note 17), the investment in Alltel debt became an intercompany loan that will be eliminated in consolidation.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

5. FAIR VALUE MEASUREMENTS (Continued)

Included in Other assets and in Other non-current liabilities are derivative contracts, comprised of cross currency swaps, that are valued using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified within Level 2.

The following table provides additional information about our other significant financial instruments:

(Dollars in Millions)	At December 31,
	2008		2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Term notes due to affiliates	$11,748	$11,594	$5,969	$5,990
Short and long-term debt	$10,382	$11,066	$—	$—

The fair value of our term notes due to affiliate is determined based on future cash flows discounted at current rates. The fair value of our short-term and long-term debt is determined based on market quotes for similar terms and maturities or future cash flows discounted at current rates. Our financial instruments also include cash and cash equivalents, and trade receivables and payables. These financial instruments are short term in nature and are stated at their carrying value, which approximates fair value.

6. NONCONTROLLING INTEREST

(Dollars in Millions)	December 31,
	2008	2007
Verizon Wireless of the East	$1,179	$1,179
Cellular partnerships	513	502

Noncontrolling interest in consolidated entities	$1,692	$1,681

Verizon Wireless of the East

Verizon Wireless of the East LP is a limited partnership formed in 2002 by combining the wireless business of Price Communications Wireless, Inc. (“Price”) with a portion of the Partnership. It is controlled and managed by the Partnership. In exchange for its contributed assets, Price received a preferred limited partnership interest in Verizon Wireless of the East LP that was exchangeable under certain circumstances into equity of Verizon Wireless if an initial public offering of such equity occurred or mandatorily into common stock of Verizon on the fourth anniversary of the asset contribution. On August 15, 2006, Price exchanged its preferred limited partnership interest in Verizon Wireless of the East LP for 29.5 million shares of Verizon’s common stock. Verizon’s interest in Verizon Wireless of the East LP was $1,179 million as of December 31, 2008 and 2007, respectively. Verizon is not allocated any of the profits of Verizon Wireless of the East LP.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

7. SUPPLEMENTARY FINANCIAL INFORMATION

Supplementary Balance Sheet Information

(Dollars in Millions)	Balance at beginning of the year	Additions charged to operations	Write-offs, net of recoveries	Balance at end of the year
Accounts Receivable Allowances:
2008	$217	$507	$(480)	$244
2007	$201	$395	$(379)	$217
2006	$193	$273	$(265)	$201

	December 31,
(Dollars in Millions)	2008	2007
Plant, Property and Equipment, Net:
Land and improvements	$151	$146
Buildings (8-40 yrs.)	8,025	7,064
Wireless plant equipment (3-15 yrs.)	37,121	37,706
Furniture, fixtures and equipment (5 yrs.)	3,915	3,502
Leasehold improvements (5 yrs.)	2,912	2,469

	52,124	50,887
Less: accumulated depreciation	24,988	24,916

Plant, property and equipment , net(a)(b)	$27,136	$25,971

(a)	Construction-in-progress included in certain of the classifications shown in plant, property and equipment, principally wireless plant equipment, amounted to $1,760 and $1,938 at December 31, 2008 and 2007, respectively.
(b)	Interest costs of $62 and $93 and network engineering costs of $250 and $264 were capitalized during the years ended December 31, 2008 and 2007, respectively.

	December 31,
(Dollars in Millions)	2008	2007
Accounts Payable and Accrued Liabilities:
Accounts payable	$3,056	$3,092
Taxes payable	348	362
Accrued payroll	320	262
Related employee benefits	1,320	1,807
Accrued commissions	280	239
Accrued expenses	71	76

Accounts payable and accrued liabilities	$5,395	$5,838

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

7. SUPPLEMENTARY FINANCIAL INFORMATION (Continued)

Supplementary Statements of Income Information

	For the Years Ended December 31,
(Dollars in Millions)	2008	2007	2006
Depreciation and Amortization:
Depreciation of plant, property and equipment	$5,258	$5,028	$4,668
Amortization of other intangibles	36	18	137
Amortization of deferred charges and other assets	111	108	108

Total depreciation and amortization	$5,405	$5,154	$4,913

Interest Expense, Net:
Interest expense	$(490)	$(547)	$(770)
Capitalized interest	329	296	318

Interest expense, net	$(161)	$(251)	$(452)

Supplementary Cash Flows Information

	For the Years Ended December 31,
(Dollars in Millions)	2008	2007	2006
Net cash paid for income taxes	$575	$564	$439
Interest paid, net of amounts capitalized	$90	$264	$445
Supplemental investing and financing non-cash transactions:
Reclassification of deposits	$—	$—	$332
Reclassification of portion of Vodafone’s partners’ capital	$—	$10,000	$10,000

8. DEBT

We had no long-term debt obligations as of December 31, 2007. Outstanding long-term debt obligations as of December 31, 2008 are as follows:

(Dollars in Millions)	Maturities	December 31, 2008
€650 million 7.625% notes	2011	$908
€500 million 8.750% notes	2015	699
£600 million 8.875% notes	2018	876
$1,250 million 7.375% notes	2013	1,250
$2,250 million 8.500% notes	2018	2,250
Three-year term loan facility	2009-2011	4,440
Unamortized discount		(41)

Total long-term debt, including current maturities		10,382

Less: debt maturing within one year		(444)

Total long-term debt		$9,938

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

8. DEBT (Continued)

Unless indicated, the following notes were co-issued or co-borrowed by the Partnership and Verizon Wireless Capital LLC. Verizon Wireless Capital LLC, a wholly owned subsidiary of the Partnership, is a limited liability company formed under the laws of Delaware on December 7, 2001 as a special purpose finance subsidiary to facilitate the offering of debt securities of the Partnership by acting as co-issuer. Other than the financing activities as a co-issuer of the Partnership’s indebtedness, Verizon Wireless Capital LLC has no material assets, operations or revenues. The Partnership is jointly and severally liable with Verizon Wireless Capital LLC for these notes.

Discounts and capitalized debt issuance costs are amortized using the effective interest method.

€650 Million 7.625% Notes, €500 Million 8.750% Notes and £600 Million 8.875% Notes

On December 18, 2008, we and Verizon Wireless Capital LLC co-issued €650 million 7.625% notes due 2011, €500 million 8.750% notes due 2015 and £600 million 8.875% notes due 2018 (the “December 2008 Notes”). Concurrent with these offerings, we entered into cross currency swaps to fix our future interest and principal payments in U.S. dollars and exchanged the proceeds of the notes from British Pounds Sterling and Euros into dollars. (See Note 4.) The net cash proceeds were $2,410 million, net of discounts and issuance costs. Proceeds from these notes were used in connection with the Alltel acquisition on January 9, 2009 (See Note 17). These notes are non-recourse against any existing or future partners of the Partnership.

$1,250 Million 7.375% Notes and $2,250 Million 8.500% Notes

On November 21, 2008, we and Verizon Wireless Capital LLC co-issued a private placement of $1,250 million 7.375% notes due 2013 and $2,250 million 8.500% notes due 2018 (the “November 2008 Notes”), resulting in cash proceeds of $3,451 million, net of discounts and direct issuance costs. The net proceeds from the sale of the November 2008 Notes were used in connection with the Alltel acquisition on January 9, 2009. (See Note 17.) These notes are non-recourse against any existing or future partners of the Partnership. The issuers have agreed to file a registration statement with respect to an offer to exchange the notes for a new issue of notes registered under the Securities Act of 1933, to be declared effective within 330 days of the notes offering close. Failure to meet this deadline may result in additional interest related to these notes.

Three-Year Term Loan Facility Agreement

On September 30, 2008, we and Verizon Wireless Capital LLC, as co-borrowers, entered into a $4,440 million Three-Year Term Loan Facility Agreement (the “Three-Year Term Facility”) with Citibank, N.A. as Administrative Agent, with a maturity date of September 30, 2011. The Partnership borrowed $4,440 million under the Three-Year Term Facility in order to repay a portion of the 364-day Credit Agreement, as described below. Of the $4,440 million, $444 million must be repaid at the end of the first year, $1,998 million at the end of the second year, and $1,998 million upon final maturity. Interest on borrowings under the Three-Year Term Facility is calculated based on the London Interbank Offered Rate (“LIBOR”) for the applicable period and a margin that is determined by reference to the long-term credit rating of the Partnership issued by Standard & Poor’s Rating Services (“S&P”) and Moody’s Investors Service (if Moody’s subsequently determines to provide a credit rating for the Three-Year Term Facility). Borrowings under the Three-Year Term Facility currently bear interest at a variable rate based on LIBOR plus 100 basis points. The Three-Year Term Facility includes a requirement to maintain a certain leverage ratio.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

8. DEBT (Continued)

364-Day Credit Agreement

On June 5, 2008, the Partnership entered into a $7,550 million 364-day Credit Agreement (the “Credit Agreement”) with Morgan Stanley Senior Funding Inc., as Administrative Agent. During 2008, the Partnership utilized this facility primarily to complete the purchase of Alltel debt obligations, finance the acquisition of Rural Cellular and repay Rural Cellular debt. During 2008, the borrowings under the Credit Agreement were repaid.

Fixed and Floating Rate Notes

The Partnership and Verizon Wireless Capital LLC co-issued a private placement of $2.5 billion fixed rate notes in December 2001, maturing in December 2006, which were repaid at maturity with proceeds obtained through affiliate borrowings.

Debt Covenants

We are in compliance with our debt covenants.

Maturities of Long-Term Debt

Maturities of long-term debt outstanding at December 31, 2008 are as follows:

Years	(Dollars in Million)
2009	$444
2010	1,998
2011	2,905
2012	—
2013	1,240
Thereafter	3,795

Bridge Financing

On December 19, 2008, we and Verizon Wireless Capital LLC, as the borrowers, entered into a $17 billion credit facility (the “Acquisition Bridge Facility”) with Bank of America, N.A., as Administrative Agent. On December 31, 2008, the Acquisition Bridge Facility was reduced to $12.5 billion. As of December 31, 2008, there were no amounts outstanding under this facility. (See Note 17.)

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

9. DUE FROM/TO AFFILIATES

	December 31,
(Dollars in Millions)	2008	2007
Receivable from affiliates, net	$155	$178

Payables to affiliates:
Distributions payable to affiliates	556	—

Term notes payable to affiliates:
$6,500 million floating rate promissory note, due February 22, 2008	—	891
$2,500 million fixed rate promissory note, due December 15, 2008	—	2,500
$2,431 million floating rate promissory note, due August 1, 2009	1,931	2,431
$9,000 million fixed rate promissory note, due August 1, 2009	454	147
$9,363 million floating rate promissory note, due March 31, 2010	9,363	—

Total long-term due to affiliates, including current maturities	11,748	5,969

Less: current maturities	(2,385)	(3,391)

Total long-term due to affiliates	$9,363	$2,578

Receivable from Affiliates, Net

The Partnership has agreements with certain Affiliates for the provision of services in the normal course of business, including but not limited to direct and office telecommunications and general and administrative services. (See Note 14.)

Distributions Payable to Affiliates

With respect to a $556 million tax distribution we were scheduled to make in November 2008 for the quarter ending September 30, 2008 (see Note 14), Verizon and Vodafone have agreed to defer payment of the distribution until the first to occur of either distribution by us or the passage of five business days after receipt of a written request for distribution delivered to us by Vodafone or Verizon. At the time of the distribution, we will make payment in full (without interest, premium or other adjustment) of the applicable amounts to our Partners. We have provided our Partners with the customary calculation of the tax distribution in the usual time frame and otherwise have taken all actions (other than actual distribution) that are normally taken in connection with the tax distribution.

Term Notes Payable to Affiliates

Unless otherwise indicated, all affiliate term notes are payable to a wholly-owned subsidiary of Verizon, Verizon Financial Services LLC (“VFSL”).

Amounts borrowed under a $2,431 million floating rate promissory note, due August 1, 2009, bear interest at a rate per annum equal to one-month LIBOR plus 20 basis points for each interest period, with the interest rate being adjusted on the first business day of each month.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

9. DUE FROM/TO AFFILIATES (Continued)

A $9,000 million fixed rate promissory note, due August 1, 2009, permits the Partnership to borrow, repay and re-borrow from time-to-time up to a maximum principal amount of $9,000 million. Amounts borrowed under this note bear interest at a rate of 5.8% per annum.

On March 31, 2008, the Partnership signed a floating rate promissory note that permits the Partnership to borrow up to a maximum principal amount of approximately $9,363 million from VFSL, with a maturity date of March 31, 2010. Amounts outstanding under this note bear interest at a rate per annum equal to one-month LIBOR plus 28 basis points for each interest period, with the interest rate being adjusted on the first business day of each month. Proceeds from the note were used to fund the acquisition of wireless spectrum licenses in the recently completed 700 MHz wireless spectrum auction conducted by the FCC. (See Note 3.)

On February 22, 2008, the Partnership repaid a $6,500 million floating rate note with proceeds obtained through intercompany borrowings.

On May 30, 2008, the Partnership repaid a $2,500 million fixed rate note with proceeds obtained through intercompany borrowings.

Additionally, in September 2006, Verizon Wireless of the East LP repaid in full its $350 million term note to Verizon Investments Inc., a wholly-owned subsidiary of Verizon, using the proceeds from the Partnership.

10. EMPLOYEE BENEFIT PLANS

Employee Savings and Profit Sharing Retirement Plans

The Partnership maintains the Verizon Wireless Savings and Retirement Plan (the “VZW Plan”), a defined contribution plan, for the benefit of its employees. Employees of the Partnership are eligible to participate as soon as practicable following their commencement of employment.

Under the employee savings component of the VZW Plan, employees may contribute, subject to IRS limitations, up to a total of 25% of eligible compensation, on a before-tax, after-tax, or Roth 401(k) basis, or as a combination of before-tax, after-tax, and Roth 401(k) contributions, under Section 401(k) of the Internal Revenue Code of 1986, as amended. In 2008, employees were able to contribute up to a total of 25% of eligible compensation. Up to the first 6% of an employee’s eligible compensation contributed to the VZW Plan is matched 100% by the Partnership. The Partnership recognized approximately $185 million, $174 million and $146 million of expense related to matching contributions for the years ended December 31, 2008, 2007, and 2006, respectively.

Under the profit sharing component of the VZW Plan the Partnership may elect, at the sole discretion of the Human Resources Committee of the Board of Representatives (the “HRC”), to contribute an additional amount to the accounts of employees who have completed at least 12 months of service prior to the last on-cycle payroll of the year. The profit sharing component is offered in the form of a profit sharing contribution. The HRC declared profit sharing contributions of 3% of employees’ eligible compensation for 2008, 2007 and 2006, respectively. The Partnership recognized approximately $103 million, $92 million and $81 million of expense related to profit sharing contributions for 2008, 2007, and 2006, respectively.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

11. LONG-TERM INCENTIVE PLAN

Verizon Wireless Long Term Incentive Plan

The Wireless Plan provides compensation opportunities to eligible employees and other participating affiliates of the Partnership. The plan provides rewards that are tied to the long-term performance of the Partnership. Under the Wireless Plan, VARs and Restricted Partnership Units (“RPUs”) are granted to eligible employees. The aggregate number of VARs and RPUs that may be issued under the plan is approximately 343 million.

VARs reflect the change in the value of the Partnership, as defined in the plan, similar to stock options. Once VARs become vested, employees can exercise their VARs and receive a payment that is equal to the difference between the VAR price on the date of grant and the VAR price on the date of exercise, less applicable taxes. VARs are fully exercisable three years from the date of grant with a maximum term of 10 years. All VARs are granted at a price equal to the estimated fair value of the Partnership, as defined in the plan, at the date of the grant.

On July 24, 2003, the Verizon Wireless Board of Representatives approved a long-term incentive grant of RPUs to all eligible employees. RPUs were very similar to restricted stock in that at the time of vesting, each RPU was worth the entire value of the unit. The RPUs vested in full on December 31, 2005, and were paid on January 31, 2006.

The Partnership employs the income approach, a standard valuation technique, to arrive at the fair value of the Partnership on a quarterly basis using publicly available information. The income approach uses future net cash flows discounted at market rates of return to arrive at an indication of fair value, as defined in the plan.

With the adoption of SFAS No. 123(R), the Partnership began estimating the fair value of VARs granted using a Black-Scholes option valuation model. The following table summarizes the assumptions used in the model during the years ended December 31, 2008 and 2007:

	2008 Ranges	2007 Ranges	2006 Ranges
Risk-free rate	0.6% - 3.3%	3.2% - 5.1%	4.6% - 5.2%
Expected term (in years)	1.2 - 3.0	0.9 - 3.4	1.0 - 3.5
Expected volatility	33.9% - 58.5%	18.1% - 23.4%	17.6% - 22.3%

The risk-free rate is based on the U.S. Treasury yield curve in effect at the measurement date. The expected term of the VARs was estimated using a combination of the simplified method, historical experience, and management judgment. Expected volatility was based on a blend of the historical and implied volatility of publicly traded peer companies for a period equal to the VARs expected life, ending on the measurement date, and calculated on a monthly basis. The Partnership does not pay dividends related to the VARs.

For the years ended December 31, 2008, 2007, and 2006, the intrinsic value of VARs exercised during the period was $554 million, $488 million, and $80 million, respectively.

For the year ended December 31, 2007, the fair value of VARs vested during the period was $716 million. There were no VARs that became vested during the years ended December 31, 2008 and 2006.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

11. LONG-TERM INCENTIVE PLAN (Continued)

Cash paid to settle VARs for the years ended December 31, 2008, 2007, and 2006 was $549 million, $452 million, and $74 million, respectively.

Awards outstanding at December 31, 2008, 2007 and 2006 under the Wireless Plan are summarized as follows:

	RPUs(a)	VARs(a)	Weighted Average Exercise Price of VARs(a)	Vested VARs(a)
Outstanding, January 1, 2006	14,452,764 (b)	108,923,171	$17.12	63,596,655
Granted	173,197	—	—
Exercised	(14,607,439)	(7,448,447)	13.00
Cancelled	(18,522)	(7,007,944)	23.25

Outstanding, December 31, 2006	—	94,466,780	16.99	52,041,606
Granted	—	134,375	13.89
Exercised	—	(30,848,164)	15.07
Cancelled/Forfeited	—	(3,341,283)	24.12

Outstanding, December 31, 2007	—	60,411,708	17.58	60,411,708
Exercised	—	(31,817,204)	18.47
Cancelled/Forfeited	—	(350,018)	19.01

Outstanding, December 31, 2008	—	28,244,486	$16.54	28,244,486

(a)	The weighted average exercise price is presented in actual dollars; VARs and RPUs are presented in actual units.
(b)	RPUs, totaling approximately $303 million vested in full on December 31, 2005 and were paid and cancelled on January 31, 2006.

The following table summarizes the status of the Partnership’s VARs as of December 31, 2008:

	VARs Vested & Outstanding(a)
Range of Exercise Prices	VARs	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$8.74 - $14.79	17,601,712	4.70	$12.20
$14.80 - $22.19	5,058,645	2.75	16.78
$22.20 - $30.00	5,584,129	1.52	30.00

Total	28,244,486		$16.54

(a)	As of December 31, 2008 the aggregate intrinsic value of VARs outstanding and vested was $401 million.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

11. LONG-TERM INCENTIVE PLAN (Continued)

Verizon Communications Long Term Incentive Plan

The Verizon Communications Long Term Incentive Plan (the “Verizon Plan”), permits the grant of nonqualified stock options, incentive stock options, restricted stock, restricted stock units, performance shares, performance share units and other awards. The maximum number of shares for awards is 207 million.

Restricted Stock Units

The Verizon Plan provides for grants of restricted stock units (“RSUs”) that generally vest at the end of the third year after the grant. The RSUs are classified as liability awards because the RSUs are paid in cash upon vesting. The RSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the performance of Verizon’s stock. Dividend equivalent units are also paid to participants at the time the RSU award is paid.

The Partnership had approximately 3.7 million and 3.6 million RSUs outstanding under the Verizon Plan as of December 31, 2008 and 2007, respectively.

Performance Share Units

The Verizon Plan also provides for grants of performance share units (“PSUs”) that generally vest at the end of the third year after the grant if certain threshold performance requirements have been satisfied. The PSUs are classified as liability awards because the PSU awards are paid in cash upon vesting. Dividend equivalent units are also paid to participants at the time that the PSU award is determined and paid, and in the same proportion as the PSU award.

The Partnership had approximately 5.5 million and 5.4 million PSUs outstanding under the Verizon Plan as of December 31, 2008 and 2007, respectively.

As of December 31, 2008, unrecognized compensation expense related to the unvested portion of the Partnership’s RSUs and PSUs was approximately $70 million and is expected to be recognized over a weighted-average period of approximately two years.

Stock-Based Compensation Expense

For the years ended December 31, 2008, 2007 and 2006, the Partnership recognized compensation expense for stock based compensation related to VARs, RSUs and PSUs of $19 million, $631 million and $806 million, respectively.

Included in the $806 million of compensation expense for the year ended December 31, 2006 was a cumulative effect of accounting change of $124 million. (See Note 1.)

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

12. INCOME TAXES

Provision for Income Taxes

The provision for income taxes consists of the following:

	For the Years Ended December 31,
(Dollars in Millions)	2008	2007	2006
Current tax provision:
Federal	$413	$437	$355
State and local	213	179	122

	626	616	477

Deferred tax provision:
Federal	217	93	94
State and local	(41)	5	28

	176	98	122

Provision for income taxes	$802	$714	$599

A reconciliation of the income tax provision computed at the statutory tax rate to the Partnership’s effective tax rate is as follows:

	For the Years Ended December 31,
(Dollars in Millions)	2008	2007	2006
Income tax provision at the statutory rate	$4,840	$3,962	$3,123
State income taxes, net of U.S. federal benefit	120	130	107
Interest and penalties	(8)	4	—
Partnership income not subject to federal or state income taxes	(4,150)	(3,382)	(2,631)

Provision for income tax	$802	$714	$599

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

12. INCOME TAXES (Continued)

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. The significant components of the Partnership’s deferred tax assets and (liabilities) are as follows:

	December 31,
(Dollars in Millions)	2008	2007
Deferred tax assets:
Bad debt	$32	$10
Accrued expenses	5	14
Net operating loss carryforward	149	163
Valuation allowance	(14)	—
Other state tax deduction	107	108

Total deferred tax assets	$279	$295

Deferred tax liabilities:
Plant, property and equipment	$(496)	$(428)
Intangible assets	(5,845)	(5,562)

Total deferred tax liabilities	$(6,341)	$(5,990)

Net deferred tax asset-current(a)	$151	$138
Net deferred tax liability-non-current	$(6,213)	$(5,833)

(a)	Included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Net operating loss carryforwards of $811 million expire at various dates principally from December 31, 2017 through December 31, 2025.

Uncertainty in Income Taxes

As a result of the implementation of FIN 48, the Partnership recorded a $19 million reduction to partners’ capital with an offsetting increase in the liability for unrecognized tax benefits as of January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollars in Millions)
Balance as of January 1, 2007	$70
Additions based on tax positions related to the current year	12
Additions for tax positions of prior years	1
Reductions due to lapse of applicable statute of limitations	(16)

Balance as of December 31, 2007	$67
Additions based on tax positions related to the current year	25
Additions for tax positions of prior years	16
Reductions due to lapse of applicable Statute of Limitations	(14)
Settlements	(17)

Balance as of December 31, 2008	$77

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

12. INCOME TAXES (Continued)

Included in the total unrecognized tax benefits balance as of December 31, 2008, is $50 million of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate. The remaining unrecognized tax benefits relate to temporary items that would not affect the effective tax rate.

We had approximately $9 million for the payment of interest and penalties accrued as of December 31, 2008, relating to the $77 million of unrecognized tax benefits reflected above.

The Partnership or its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The Partnership is generally no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2002. The Internal Revenue Service (IRS) is currently examining one of the Partnership’s subsidiaries for years 2005 through 2007. As a result of the anticipated resolution of various income tax matters within the next twelve months, we believe that it is reasonably possible that the unrecognized tax benefits may be adjusted. An estimate of the amount of the change attributable to any such settlement cannot be made at this time.

13. LEASES

Operating Leases

The Partnership has entered into operating leases for facilities and equipment used in its operations. Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments. Rent expense is recorded on a straight-line basis. The noncancellable lease term used to calculate the amount of the straight-line rent expense is generally determined to be the initial lease term, and considers any optional renewal terms that are reasonably assured. Leasehold improvements related to these operating leases are amortized over the shorter of their estimated useful lives or the noncancellable lease term. For the years ended December 31, 2008, 2007, and 2006, the Partnership recognized rent expense related to payments under these operating leases of $845 million, $737 million, and $706 million, respectively, in cost of service and $391 million, $339 million, and $313 million, respectively, in Selling, general and administrative expense in the accompanying consolidated statements of income.

The aggregate future minimum rental commitments under noncancellable operating leases, excluding renewal options that are not reasonably assured for the periods are as follows:

(Dollars in Millions)	Operating Leases
Years
2009	$1,024
2010	841
2011	664
2012	492
2013	337
2014 and thereafter	1,057

Total minimum payments	$4,415

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

14. OTHER TRANSACTIONS WITH AFFILIATES

In addition to transactions with Affiliates in Notes 6 and 9, other significant transactions with Affiliates are summarized as follows:

	For the Years Ended December 31,
(Dollars in Millions)	2008	2007	2006
Revenue related to transactions with affiliated companies	$106	$105	$113
Cost of service(a)	$1,252	$1,139	$935
Certain selling, general and administrative expenses(b)	$289	$165	$116
Interest incurred(c)	$319	$532	$629

(a)	Affiliate cost of service primarily represents cost of long distance, direct telecommunication and roaming charges from transactions with affiliates.
(b)	Affiliate selling, general and administrative expenses include direct billings from affiliates, as well as services billed from the Verizon Service Organization (“VSO”) and Verizon Corporate Services for functions performed under service level agreements.
(c)	Interest costs were capitalized in wireless licenses, net and plant, property and equipment, net in the years ended December 31, 2008, 2007 and 2006, respectively. (See Note 7.)

Under the terms of the partnership agreement between Verizon and Vodafone, the Partnership is required to make annual distributions to its partners to pay taxes. The Partnership declared distributions to its partners for the following periods:

(Dollars in Millions)
Period Declared	Distribution Measurement Period	Distribution Amount(a)
November 2008	July through September 30, 2008	$556	(d)
August 2008	April through June 30, 2008	$487	(a)
May 2008	January through March 31, 2008	$471	(a)
February 2008	October through December 31, 2007	$571	(a)

November 2007	July through September 30, 2007	$438	(b)
August 2007	April through June 30, 2007	$499	(b)
May 2007	January through March 31, 2007	$511	(b)
February 2007	October through December 31, 2006	$470	(b)

November 2006	July through September 30, 2006	$467	(c)
August 2006	April through June 30, 2006	$193
May 2006	January through March 31, 2006	$308	(c)
February 2006	October through December 31, 2005	$292

(a)	Includes state tax payments of approximately $22, $35 and $10, paid on behalf of our partners and subsequently reimbursed.
(b)	Includes state tax payments of approximately $17, $51, $10, and $6 paid in the 1st, 2nd, 3rd, and 4th quarters of 2007, respectively. These amounts were paid on behalf of our partners and subsequently reimbursed.
(c)	Includes state tax payments of approximately $2 and $4 paid in the 2nd and 4th quarters of 2006, respectively. These amounts were paid on behalf of our partners and subsequently reimbursed.
(d)	With respect to a $556 tax distribution we were scheduled to make in November 2008 for the quarter ending September 30, 2008, Verizon and Vodafone have agreed to defer payment of the distribution. (See Note 9.)

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

15. ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income (loss) consists of net income and other gains and losses affecting partners’ capital that, under GAAP, are excluded from net income. The components of Accumulated other comprehensive loss are as follows:

	December 31,
(Dollars in Millions)	2008	2007
Unrealized losses on cash flow hedges, net	$(53)	$—
Defined benefit pension and postretirement plans	(63)	(50)

Accumulated other comprehensive loss	$(116)	$(50)

16. COMMITMENTS AND CONTINGENCIES

Under the terms of an agreement entered into among the Partnership, Verizon, and Vodafone on April 3, 2000, Vodafone obtained the right to require the Partnership to purchase up to an aggregate of $20 billion of Vodafone’s interest in the Partnership, at its then fair market value. Vodafone did not exercise its redemption rights. Accordingly, $10 billion of partners’ capital classified as redeemable was reclassified to partners’ capital in the accompanying consolidated statements of changes in partners’ capital in each of the years ended December 31, 2006 and 2007.

The Alliance Agreement contains a provision, subject to specified limitations, that requires Vodafone and Verizon to indemnify the Partnership for certain contingencies, excluding PrimeCo Personal Communications L.P. contingencies, arising prior to the formation of Verizon Wireless.

The Partnership is subject to lawsuits and other claims, including class actions and claims relating to product liability, patent infringement, intellectual property, antitrust, partnership disputes, and relations with resellers and agents. The Partnership is also defending lawsuits filed against the Partnership and other participants in the wireless industry alleging adverse health effects as a result of wireless phone usage. Various consumer class action lawsuits allege that the Partnership violated certain state consumer protection laws and other statutes and defrauded customers through misleading billing practices or statements. These matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against the Partnership and/or insurance coverage.

All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the ultimate liability with respect to these matters as of December 31, 2008 cannot be ascertained. The potential effect, if any, on the consolidated financial statements of the Partnership, in the period in which these matters are resolved, may be material.

In addition to the aforementioned matters, the Partnership is subject to various other legal actions and claims in the normal course of business. While the Partnership’s legal counsel cannot give assurance as to the outcome of each of these other matters, in management’s opinion, based on the advice of such legal counsel, the ultimate liability with respect to any of these actions, or all of them combined, will not materially affect the consolidated financial statements of the Partnership.

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

17. SUBSEQUENT EVENTS

Acquisition of Alltel Corporation

On June 5, 2008, the Partnership entered into an agreement and plan of merger with Alltel and its controlling stockholder, Atlantis Holdings LLC, an affiliate of private investment firms TPG Capital and GS Capital Partners, to acquire, in an all-cash merger, 100% of the equity of Alltel. After satisfying all closing conditions, including receiving the required regulatory approvals, the Partnership closed the acquisition on January 9, 2009 and paid approximately $5.9 billion for the equity of Alltel. Alltel provides wireless voice and advanced data services to residential and business customers in 34 states. Immediately prior to the closing, the Alltel debt associated with the transaction, net of cash, was approximately $22.2 billion.

We expect to experience substantial operational benefits from the Alltel Acquisition, including additional combined overall cost savings from reduced roaming costs by moving more traffic to our own network, reduced network-related costs from the elimination of duplicate facilities, consolidation of platforms, efficient traffic consolidation, and reduced overall expenses relating to advertising, overhead and headcount. We expect reduced overall combined capital expenditures as a result of greater economies of scale and the rationalization of network assets. We also anticipate that the use of the same technology platform will enable us to rapidly integrate Alltel’s operations with ours while enabling a seamless transition for customers.

The Alltel Acquisition will be accounted for as a business combination under SFAS No. 141(R). While the Partnership has commenced the appraisals necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, the amounts of assets and liabilities arising from contingencies, the fair value of non-controlling interests, and the amount of goodwill to be recognized as of the acquisition date, the initial purchase price allocation is not yet available.

Alltel Divestiture Markets

As a condition of the regulatory approvals by the DOJ and the FCC that were required to complete the Alltel acquisition, the Partnership will divest overlapping properties in 105 operating markets in 24 states (the “Alltel Divestiture Markets”). These markets consist primarily of Alltel operations, but also include the pre-merger operations of the Partnership in four markets as well as operations in southern Minnesota and western Kansas that were acquired from Rural Cellular. As a result of these divestiture requirements, the Partnership has placed the licenses and assets in the Alltel Divestiture Markets in a management trust that will continue to operate the markets under their current brands until they are sold.

New Borrowings

On January 9, 2009, immediately prior to the consummation of the Alltel Acquisition, we borrowed $12,350 million under the Acquisition Bridge Facility in order to complete the acquisition of Alltel and repay certain of Alltel’s outstanding debt, and the remaining commitments under the Acquisition Bridge Facility were terminated. The Acquisition Bridge Facility has a maturity date of January 8, 2010. Interest on borrowings under the Acquisition Bridge Facility is calculated based on LIBOR for the applicable period, the level of borrowings on specified dates and a margin that is determined by reference to our long-term credit rating issued by S&P. If the aggregate outstanding principal amount under the Acquisition Bridge Facility is greater than $6.0 billion on July 8th, 2009 (the 180th day after the closing of the Alltel Acquisition), we are required to repay $3.0 billion on that date (less the amount of specified mandatory or optional prepayments that have been made as of that date).

CELLCO PARTNERSHIP

(d/b/a Verizon Wireless)

Notes to Consolidated Financial Statements

17. SUBSEQUENT EVENTS (Continued)

The Acquisition Bridge Facility includes a requirement to maintain a certain leverage ratio. We are required to prepay indebtedness under the Acquisition Bridge Facility with 100% of the net cash proceeds of specified asset sales, issuances and sales of equity and incurrences of borrowed money indebtedness, subject to certain exceptions.

On February 4, 2009, we and Verizon Wireless Capital LLC co-issued $750 million 5.25% notes due 2012 and $3,500 million 5.55% notes due 2014, resulting in cash proceeds of $4,211, net of discounts and direct issuance costs. We used the net proceeds from the sale of these notes to repay a portion of the borrowings outstanding under the Acquisition Bridge Facility.

After the completion of the Alltel acquisition and repayments of Alltel debt, including repayments completed through January 28, 2009, approximately $2.5 billion principal amount of Alltel debt that is owed to third parties remains outstanding.

Report of Independent Auditors

To the Board of Directors and Shareholders of Alltel Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows, and shareholders’ equity present fairly, in all material respects, the financial position of Alltel Corporation and its subsidiaries (Successor Company) at December 31, 2008 and 2007, and the results of their operations and their cash flows for the year ended December 31, 2008 and for the period from November 16, 2007 to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 18 to the consolidated financial statements, on January 9, 2009, Verizon Wireless, a joint venture of Verizon Communications and Vodafone, completed its acquisition of Alltel.

/s/ PricewaterhouseCoopers LLP

Little Rock, Arkansas

March 10, 2009

Report of Independent Auditors

To the Board of Directors and Shareholders of Alltel Corporation:

In our opinion, the consolidated statements of operations, cash flows, and shareholders’ equity of Alltel Corporation and its subsidiaries (Predecessor Company) present fairly, in all material respects, the results of their operations and their cash flows for the period January 1, 2007 to November 15, 2007 and for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for pension and other postretirement benefit costs in 2006 and the manner in which it accounts for uncertain tax positions in 2007.

/s/ PricewaterhouseCoopers LLP

Little Rock, Arkansas

March 20, 2008

ALLTEL CORPORATION

Consolidated Balance Sheets

(Dollars in millions, except per share amounts)

	December 31, 2008	December 31, 2007
Assets
Current Assets:
Cash and short-term investments	$1,409.9	$833.3
Accounts receivable (less allowance for doubtful accounts of $64.6 and $32.6, respectively)	844.8	831.1
Inventories	227.2	196.0
Prepaid expenses and other	189.4	142.8
Assets related to discontinued operations	—	0.3

Total current assets	2,671.3	2,003.5

Investments	542.7	536.1
Goodwill	16,938.9	16,917.4
Other intangibles	6,050.2	6,784.6
Property, Plant and Equipment:
Land and improvements	269.3	251.1
Buildings and improvements	916.2	836.4
Operating plant and equipment	4,337.8	3,650.3
Information processing	490.3	368.8
Furniture and fixtures	111.6	99.8
Under construction	284.5	360.1

Total property, plant and equipment	6,409.7	5,566.5
Less accumulated depreciation	1,532.6	164.9

Net property, plant and equipment	4,877.1	5,401.6

Other assets	310.5	485.3
Assets related to discontinued operations	—	7.0

Total Assets	$31,390.7	$32,135.5

Liabilities and Shareholders’ Equity
Current Liabilities:
Current maturities of long-term debt	$140.1	$140.1
Accounts payable	432.8	603.6
Advance payments and customer deposits	234.5	195.9
Accrued taxes	175.4	120.4
Accrued interest	205.8	187.1
Other current liabilities	466.5	271.9
Liabilities related to discontinued operations	—	0.2

Total current liabilities	1,655.1	1,519.2

Long-term debt	23,265.1	23,374.7
Deferred income taxes	2,059.7	2,542.7
Other liabilities	658.0	266.4

Total liabilities	27,637.9	27,703.0

Shareholders’ Equity:
Common stock, par value $.01 per share, 550.0 million shares authorized, 454,013,455 and 454,000,122 shares issued and outstanding, respectively	4.5	4.5

Additional paid-in capital	4,546.3	4,536.7
Accumulated other comprehensive loss	(267.4)	(5.3)
Retained deficit	(530.6)	(103.4)

Total shareholders’ equity	3,752.8	4,432.5

Total Liabilities and Shareholders’ Equity	$31,390.7	$32,135.5

The accompanying notes are an integral part of these consolidated financial statements.

ALLTEL CORPORATION

Consolidated Statements of Operations

(Millions)

	Successor		Predecessor
	Year Ended December 31, 2008	November 16 - December 31, 2007	January 1 - November 15, 2007	Year Ended December 31, 2006
Revenues and sales:
Service revenues	$8,858.4	$1,027.0	$6,957.3	$7,029.8
Product sales	895.1	105.9	712.9	854.2

Total revenues and sales	9,753.5	1,132.9	7,670.2	7,884.0

Costs and expenses:
Cost of services (excluding depreciation of $951.1, $87.6, $792.2 and $674.0, respectively, included below)	2,767.0	355.2	2,270.6	2,340.6
Cost of products sold	1,361.5	172.6	1,021.4	1,176.9
Selling, general, administrative and other	2,136.6	249.0	1,708.8	1,755.3
Depreciation and amortization	2,106.6	260.2	1,286.7	1,239.9
Integration expenses, restructuring and other charges	44.4	5.2	667.0	13.7

Total costs and expenses	8,416.1	1,042.2	6,954.5	6,526.4

Operating income	1,337.4	90.7	715.7	1,357.6
Equity earnings in unconsolidated partnerships	72.1	8.0	57.2	60.1
Minority interest in consolidated partnerships	(55.2)	(2.2)	(30.4)	(46.6)
Other income, net	30.4	15.4	23.9	84.0
Interest expense	(2,056.6)	(280.4)	(163.3)	(282.5)
Gain on exchange or disposal of assets and other	—	—	56.5	126.1

Income (loss) from continuing operations before income taxes	(671.9)	(168.5)	659.6	1,298.7
Income tax expense (benefit)	(245.1)	(64.5)	371.5	475.0

Income (loss) from continuing operations	(426.8)	(104.0)	288.1	823.7
Income (loss) from discontinued operations (net of income tax expense (benefit) of $(0.2), $(0.9), $(3.6) and $214.1, respectively)	(0.4)	0.6	(1.5)	305.7

Net income (loss)	$(427.2)	$(103.4)	$286.6	$1,129.4

The accompanying notes are an integral part of these consolidated financial statements.

ALLTEL CORPORATION

Consolidated Statements of Cash Flows

(Millions)

	Successor		Predecessor
	Year Ended December 31, 2008	November 16 - December 31, 2007	January 1 - November 15, 2007	Year Ended December 31, 2006
Cash Flows from Operating Activities:
Net income (loss)	$(427.2)	$(103.4)	$286.6	$1,129.4
Adjustments to reconcile net income (loss) to net cash provided from (used in) operations:
Loss (income) from discontinued operations	0.4	(0.6)	1.5	(305.7)
Depreciation and amortization	2,106.6	260.2	1,286.7	1,239.9
Provision for doubtful accounts	139.7	32.6	171.6	227.3
Amortization of deferred financing costs	164.5	33.9	2.4	3.9
Non-cash portion of gain on exchange or disposal of assets and other	—	—	(56.5)	(80.0)
Change in deferred income taxes	(346.7)	(46.7)	42.9	38.7
Adjustments to income tax liabilities including contingency reserves	—	—	(33.8)	(29.9)
Other, net	9.1	(1.0)	30.2	(17.8)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable	(151.6)	(7.7)	(242.2)	(237.0)
Inventories	(31.2)	11.0	11.6	(20.0)
Accounts payable	(170.8)	(301.6)	327.7	67.2
Other current liabilities	134.5	23.5	309.9	(516.4)
Other, net	131.3	(78.2)	8.1	(9.4)

Net cash provided from (used in) operating activities	1,558.6	(178.0)	2,146.7	1,490.2

Cash Flows from Investing Activities:
Additions to property, plant and equipment	(849.8)	(192.3)	(860.6)	(1,164.5)
Additions to capitalized software development costs	(27.3)	(4.2)	(29.1)	(32.6)
Acquisition of Alltel	—	(25,065.2)	—	—
Purchases of property, net of cash acquired	(11.4)	—	(6.5)	(1,760.6)
Proceeds from the sale of assets	18.0	—	—	—
Proceeds from the sale of investments	—	—	188.7	200.6
Proceeds from the return on investments	64.3	13.8	43.5	50.8
Other, net	13.9	6.0	(1.0)	12.7

Net cash used in investing activities	(792.3)	(25,241.9)	(665.0)	(2,693.6)

Cash Flows from Financing Activities:
Dividends paid on common and preferred stock	—	—	(176.6)	(513.1)
Repayments of long-term debt	(290.1)	(1,457.8)	(36.9)	(1,198.5)
Repurchases of common stock	—	—	(1,360.3)	(1,595.6)
Cash payments to effect conversion of convertible notes	—	(7.3)	—	(67.6)
Distributions to minority investors	(56.3)	(11.2)	(31.8)	(38.2)
Excess tax benefits from stock option exercises	—	—	25.8	12.2
Proceeds from the settlement of interest rate swaps	—	33.9	—	—
Long-term debt issued, net of issuance costs	150.0	22,237.1	—	—
Common stock issued	—	4,506.9	63.9	216.0

Net cash provided from (used in) financing activities	(196.4)	25,301.6	(1,515.9)	(3,184.8)

Cash Flows from Discontinued Operations:
Cash provided from (used in) operating activities	(0.2)	0.7	3.2	599.5
Cash provided from investing activities	6.9	—	47.7	3,746.6
Cash used in financing activities	—	—	—	(0.2)

Net cash provided from discontinued operations	6.7	0.7	50.9	4,345.9

Effect of exchange rate changes on cash and short-term investments	—	—	—	(5.9)

Increase (decrease) in cash and short-term investments	576.6	(117.6)	16.7	(48.2)

Cash and Short-term Investments:
Beginning of the period	833.3	950.9	934.2	982.4

End of the period	$1,409.9	$833.3	$950.9	$934.2

The accompanying notes are an integral part of these consolidated financial statements.

ALLTEL CORPORATION

Consolidated Statements of Shareholders’ Equity

(Millions, except per share amounts)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Predecessor:
Balance at December 31, 2005	$0.3	$383.6	$5,339.3	$19.5	$7,272.8	$13,015.5

Net income	—	—	—	—	1,129.4	1,129.4
Other comprehensive income, net of tax (See Note 15)
Unrealized holding gains on investments	—	—	—	15.2	—	15.2
Foreign currency translation adjustment, net of reclassification adjustments	—	—	—	2.8	—	2.8

Comprehensive income	—	—	—	18.0	1,129.4	1,147.4

Employee plans, net	—	5.4	210.7	—	—	216.1
Amortization of stock-based compensation (See Note 9)	—	—	37.5	—	—	37.5
Tax benefit for non-qualified stock options	—	—	11.7	—	—	11.7
Conversion of convertible notes (See Note 4)	—	4.0	41.4	—	—	45.4
Spin-off of wireline telecommunications business	—	—	223.3	—	—	223.3
Repurchases of stock	—	(28.5)	(1,567.1)	—	—	(1,595.6)
Adjustment to initially apply the recognition provisions of SFAS No. 158, net of tax (See Note 3)	—	—	—	(28.0)	—	(28.0)
Dividends on common stock—$1.07 per share	—	—	—	—	(411.3)	(411.3)
Preferred stock dividends	—	—	—	—	(0.1)	(0.1)

Balance at December 31, 2006	0.3	364.5	4,296.8	9.5	7,990.8	12,661.9

Cumulative effect adjustment related to adoption of FASB Interpretation No. 48 (See Note 3)	—	—	—	—	3.2	3.2

Net income	—	—	—	—	286.6	286.6
Other comprehensive loss, net of tax (See Note 15) Unrealized holding losses on investments, net of reclassification adjustments	—	—	—	(37.5)	—	(37.5)
Defined benefit pension plans	—	—	—	14.8	—	14.8
Other postretirement benefit plan	—	—	—	(0.8)	—	(0.8)

Comprehensive income	—	—	—	(23.5)	286.6	263.1

Employee plans, net	—	2.0	43.1	—	—	45.1
Amortization of stock-based compensation (See Note 9)	—	—	92.2	—	—	92.2
Tax benefit for non-qualified stock options	—	—	27.3	—	—	27.3
Repurchases of stock	—	(22.0)	(1,338.3)	—	—	(1,360.3)
Other	—	—	4.3	—	—	4.3
Dividends on common stock—$.375 per share	—	—	—	—	(130.5)	(130.5)
Preferred stock dividends	—	—	—	—	(0.1)	(0.1)

Balance at November 15, 2007	$0.3	$344.5	$3,125.4	$(14.0)	$8,150.0	$11,606.2

The accompanying notes are an integral part of these consolidated financial statements.

ALLTEL CORPORATION

Consolidated Statements of Shareholders’ Equity—(Continued)

(Millions, except per share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Deficit	Total

	Shares	Amount
Successor:
Equity contributions from Sponsors and management employees in connection with the acquisition of Alltel (See Note 2)	454.0	$4.5	$4,535.5	$—	$—	$4,540.0

Net loss	—	—	—	—	(103.4)	(103.4)
Other comprehensive loss, net of tax (See Note 15)
Unrealized losses on hedging activities	—	—	—	(5.7)	—	(5.7)
Defined benefit pension plans	—	—	—	0.5	—	0.5
Other postretirement plans	—	—	—	(0.1)	—	(0.1)

Comprehensive loss	—	—	—	(5.3)	(103.4)	(108.7)

Amortization of stock-based compensation (See Note 9)	—	—	1.2	—	—	1.2

Balance at December 31, 2007	454.0	4.5	4,536.7	(5.3)	(103.4)	4,432.5

Net loss	—	—	—	—	(427.2)	(427.2)
Other comprehensive loss, net of tax (See Note 15)
Unrealized losses on hedging activities	—	—	—	(201.8)	—	(201.8)
Defined benefit pension plans	—	—	—	(60.5)	—	(60.5)
Other postretirement plans	—	—	—	0.2	—	0.2

Comprehensive loss	—	—	—	(262.1)	(427.2)	(689.3)

Amortization of stock-based compensation (See Note 9)	—	—	9.6	—	—	9.6

Balance at December 31, 2008	454.0	$4.5	$4,546.3	$(267.4)	$(530.6)	$3,752.8

The accompanying notes are an integral part of these consolidated financial statements.

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business and Basis of Presentation—Alltel Corporation (“Alltel” or the “Company”) is incorporated in the state of Delaware and provides wireless voice and data communications services to approximately 14.1 million customers in 34 states. Through roaming arrangements with other carriers, Alltel is able to offer its customers wireless services covering more than 95 percent of the U.S. population. Alltel manages its wireless business as a single operating segment, wireless communications services. As further discussed in Note 2, on November 16, 2007, Alltel was acquired by Atlantis Holdings LLC, a Delaware limited liability company (“Atlantis Holdings” or “Parent”) and an affiliate of private investment funds TPG Partners V, L.P. and GS Capital Partners VI Fund, L.P. (together the “Sponsors”). The acquisition was completed through the merger of Atlantis Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Parent, with and into Alltel (the “Merger”), with Alltel surviving the Merger as a privately-held, majority-owned subsidiary of Parent. Although Alltel continues as the same legal entity after the Merger, Atlantis Holdings’ cost of acquiring Alltel has been pushed-down to establish a new accounting basis for Alltel. Accordingly, the accompanying consolidated financial statements are presented for two periods, Predecessor and Successor, which relate to the accounting periods preceding and succeeding the consummation of the Merger. The Predecessor and Successor periods have been separated by a vertical line on the face of the consolidated financial statements to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting. The accounting policies followed by Alltel in the preparation of its consolidated financial statements for the Successor period are consistent with those of the Predecessor period and are further described below.

Alltel prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying consolidated financial statements, and such differences could be material. The consolidated financial statements include the accounts of Alltel, its subsidiary companies, majority-owned partnerships and controlled business ventures. Investments in 20 percent to 50 percent owned entities and all unconsolidated partnerships are accounted for using the equity method. Investments in less than 20 percent owned entities and in which the Company does not exercise significant influence over operating and financial policies are accounted for under the cost method. All material intercompany accounts and transactions have been eliminated in the preparation of the accompanying consolidated financial statements. Certain prior year amounts have been reclassified to conform to the 2008 financial statement presentation. Earnings per share data has not been presented because the Successor Company has not issued publicly held common stock as defined by Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share”.

Service revenues primarily consist of revenues earned from providing access to and usage of the Company’s networks and facilities. Product sales consist of the sales of wireless handsets and accessories to new and existing customers and to third-party agents and other distributors. Sales and use and state excise taxes collected from customers and remitted to governmental authorities are reported on a net basis and excluded from revenues and sales. Shipping and handling costs for wireless handsets and accessories sold to third-party agents and other distributors are classified as cost of products sold. Cost of services include the costs related to completing calls over Alltel’s telecommunications network, including access, interconnection, toll and roaming charges paid to other wireless service providers, as well as the costs to operate and maintain the network. Cost of services also includes bad debt expense and business taxes.

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Cash and Short-term Investments—Cash and short-term investments consist of highly liquid investments with original maturities of three months or less.

Accounts Receivable—Accounts receivable consist principally of trade receivables from customers and are generally unsecured and due within 30 days. Expected credit losses related to trade accounts receivable are recorded as an allowance for doubtful accounts in the consolidated balance sheets. In establishing the allowance for doubtful accounts, Alltel considers a number of factors, including historical collection experience, aging of the accounts receivable balances, current economic conditions, and a specific customer’s ability to meet its financial obligations to the Company. When internal collection efforts on accounts have been exhausted, the accounts are written off by reducing the allowance for doubtful accounts.

Inventories—Inventories are stated at the lower of cost or market value. Cost is determined using the specific identification method of valuation. Market is determined using replacement cost.

Investments—Investments in unconsolidated partnerships are accounted for using the equity method. All other investments are accounted for using the cost method. Investments are periodically reviewed for impairment. If the carrying value of the investment exceeds its fair value and the decline in value is determined to be other-than-temporary, an impairment loss would be recognized for the difference. Investments were as follows at December 31:

(Millions)	2008	2007
Investments in unconsolidated partnerships	$529.5	$521.7
Other cost investments	13.2	14.4

	$542.7	$536.1

Investments in unconsolidated partnerships include the related excess of the purchase price paid over the underlying net book value of the wireless partnerships. In connection with the Merger, Alltel recorded a write-up in the carrying value of its investments in unconsolidated partnerships to fair value. The carrying value of excess cost included in investments was $351.3 million at both December 31, 2008 and 2007. Following the January 24, 2007 sale of its investment in marketable equity securities acquired from Western Wireless Corporation (“Western Wireless”) (see Note 12), the Company did not hold any material debt or equity securities that were required to be recorded at fair value in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Goodwill and Other Intangible Assets—Goodwill represents the excess of cost over the fair value of net identifiable tangible and intangible assets acquired through various business combinations. SFAS No. 142, “Goodwill and Other Intangible Assets”, requires goodwill to be assigned to a company’s reporting units and tested for impairment annually using a consistent measurement date, which for the Predecessor Company had been January 1st of each year. As a result of the Merger, Alltel recorded goodwill of approximately $16.9 billion in its Successor period consolidated financial statements. In connection with the Merger, Alltel changed its measurement date for performing its annual impairment review of goodwill to be October 1st of each year. Alltel’s operations consist of a single reporting unit, wireless communications services. The impairment test for goodwill requires a two-step approach, which is performed at a reporting unit level. Step one of the test identifies potential impairments by comparing the fair value of a reporting unit to its carrying amount. Step two, which is

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

only performed if the fair value of a reporting unit is less than its carrying value, calculates the impairment loss as the difference between the carrying amount of the reporting unit’s goodwill and the implied fair value of that goodwill. For purposes of completing the annual impairment reviews, fair value of the wireless reporting unit was determined utilizing a combination of the discounted cash flows of the wireless business and calculated market values of comparable public companies. In completing its goodwill impairment test as of October 1, 2008, Alltel also considered the aggregate transaction value of the Company’s pending acquisition by Verizon Wireless of $28.1 billion. Alltel completed step one of the annual impairment reviews of goodwill as of October 1, 2008 and January 1, 2007 and determined that no write-down in the carrying value of goodwill was required.

Identifiable intangible assets include cellular and Personal Communications Services (“PCS”) licenses (the “wireless licenses”) issued by the Federal Communications Commission (“FCC”). Alltel determined that the wireless licenses in both the Successor and Predecessor periods met the indefinite life criteria outlined in SFAS No. 142, because the Company expects both the renewal by the granting authorities and the cash flows generated from these intangible assets to continue indefinitely. In accordance with SFAS No. 142, goodwill and the wireless licenses are not amortized. Similar to goodwill, SFAS No. 142 requires intangible assets with indefinite lives to be tested for impairment on an annual basis, by comparing the fair value of the assets to their carrying amounts. The wireless licenses are operated as a single asset supporting the Company’s wireless business, and accordingly are aggregated for purposes of testing impairment. For purposes of completing the annual impairment reviews, the fair value of the wireless licenses was determined based on a discounted cash flow analysis of the wireless business, incorporating cash flow assumptions regarding the investment in a network, costs to acquire customers and to develop distribution channels and other inputs necessary for making the business operational. As a result of the Merger, Alltel recorded wireless licenses of approximately $3.2 billion in its Successor period consolidated financial statements. In connection with the Merger, Alltel changed its measurement date for performing its annual impairment review of its wireless licenses from January 1st to October 1st of each year. Upon completing the annual impairment reviews of its wireless licenses as of October 1, 2008 and January 1, 2007, Alltel determined that no write-down in the carrying value of these assets was required.

For the Predecessor period, other intangible assets also included customer lists and a roaming agreement intangible asset acquired in connection with Alltel’s merger with Western Wireless completed on August 1, 2005. Customer lists represent the value of customers of acquired businesses and have a finite life. Substantially all of the Company’s customer list intangible assets were amortized using the sum-of-the-years digits method over their estimated useful lives, which were 5 to 8 years. The remaining customer lists and roaming agreement were amortized on a straight-line basis over their estimated useful lives, which were 3 to 5 years for customer lists and 41 months for the roaming agreement.

In connection with the Merger, Alltel recorded other finite-lived, intangible assets consisting of customer list of $2,819.6 million, trademark and tradenames of $800.0 million, non-compete agreement of $30.0 million and roaming agreement of $4.0 million in its Successor period consolidated financial statements. The customer list intangible asset is amortized using the sum-of-the-years digits method over its estimated useful life of 8 years. The trademarks and tradenames, non-compete agreement and roaming agreement are amortized on a straight-line basis over their estimated useful lives, which are 8 years, 24 months and 49 months, respectively. (See Note 5 for additional information related to Alltel’s goodwill and other intangible assets).

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Property, Plant and Equipment—Property, plant and equipment are stated at original cost. Operating plant and equipment consists of cell site towers, switching, controllers and other radio frequency equipment. Information processing plant consists of data processing equipment, purchased software and internal use capitalized software development costs. The costs of additions, replacements and substantial improvements, including related labor costs, are capitalized, while the costs of maintenance and repairs are expensed as incurred. When depreciable plant is retired or otherwise disposed of, the related cost and accumulated depreciation are deducted from the applicable plant accounts and the corresponding gain or loss is included in Alltel’s consolidated results of operations. In connection with the Merger, Alltel recorded a write-up of $402.5 million in the carrying value of its property, plant and equipment to fair value. Depreciation expense amounted to $1,372.2 million for the year ended December 31, 2008, $166.7 million for the period November 16, 2007 to December 31, 2007, $1,135.1 million for the period January 1, 2007 to November 15, 2007 and $1,063.8 million for the year ended December 31, 2006. Depreciation for financial reporting purposes is computed using the straight-line method over the following estimated useful lives:

Depreciable Lives
Land improvements	5-12 years
Buildings and improvements	5-35 years
Operating plant and equipment	3-20 years
Information processing	3-7 years
Furniture and fixtures	5-10 years

The Company capitalizes interest in connection with the acquisition or construction of plant assets. Capitalized interest is included in the cost of the asset with a corresponding reduction in interest expense. Capitalized interest totaled $13.7 million for the year ended December 31, 2008, $1.4 million for the period November 16, 2007 to December 31, 2007, $15.6 million for the period January 1, 2007 to November 15, 2007 and $13.1 million for the year ended December 31, 2006.

Asset Retirement Obligations—In accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations”, Alltel records at fair value the liability associated with asset retirement obligations in the period in which it is incurred and capitalizes the cost by increasing the carrying value of the related long-lived asset. The liability is then accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, Alltel will either settle the obligation for its recorded amount or recognize a gain or loss. For operating facilities in which the Company owns the underlying land, Alltel has no contractual or legal obligation to remediate the property if the Company were to abandon, sell or otherwise dispose of the property. Certain of the Company’s cell site and switch site operating lease agreements contain clauses requiring restoration of the leased site at the end of the lease term. Similarly, certain of the Company’s lease agreements for office and retail locations require restoration of the leased site upon expiration of the lease term. Accordingly, Alltel is subject to asset retirement obligations associated with these leased facilities under the provisions of SFAS No. 143. Significant assumptions used in estimating the Company’s asset retirement obligations include estimating the probability, depending upon the type of operating lease, that the Company’s assets with asset retirement obligations will be remediated at the lessor’s directive; expected settlement dates that coincide with lease expiration dates, including estimates of lease renewals; remediation costs that are indicative of what third party vendors would charge the Company to remediate the sites; expected inflation rates that are consistent with historical inflation rates; and credit-adjusted risk-free rates that approximate the Company’s incremental borrowing rates.

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Capitalized Software Development Costs—Software development costs incurred in the application development stage of internal use software are capitalized and recorded in information processing plant in the accompanying consolidated balance sheets. Modifications and upgrades to internal use software are capitalized to the extent such enhancements provide additional functionality. Software maintenance and training costs are expensed as incurred. Internal use software is amortized on a straight-line basis over three years.

Impairment of Long-Lived Assets—Long-lived assets and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable from future, undiscounted net cash flows expected to be generated by the asset. If the asset is not fully recoverable, an impairment loss would be recognized for the difference between the carrying value of the asset and its estimated fair value based on discounted net future cash flows or quoted market prices. Assets to be disposed of that are not classified as discontinued operations are reported at the lower of their carrying amount or fair value less cost to sell.

Derivative Instruments—The Company uses derivative instruments to manage its exposure to fluctuations in short-term interest rates and to obtain a targeted mixture of variable and fixed-interest-rate long-term debt. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative instrument activities. Derivative instruments are entered into for periods consistent with the related underlying exposure and are not entered into for trading or speculative purposes. In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and related amendments and interpretations, all derivatives are recorded as either assets or liabilities in the consolidated balance sheets at fair value. SFAS No. 133 also requires companies to designate at the inception of the hedging transaction all derivatives that qualify as hedging instruments as either fair value hedges, cash flow hedges or hedges of net investments in foreign operations based upon the underlying exposure being hedged.

For the Company, at inception, all fair value and cash flow hedges are expected to be highly effective because the critical terms of the derivative instruments match the underlying risks being hedged and the fair value of the derivative instrument is zero. All derivative instruments designated as hedging instruments are assessed for effectiveness on a quarterly basis. Changes in the fair values of the derivative instruments not qualifying as hedges or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as cash flow hedges are recorded in shareholders’ equity (unrealized gain (loss) on hedging activities) and recognized in earnings when the hedged item is recognized in earnings. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings along with the corresponding changes in the fair value of the hedged item. Net amounts due related to interest rate swap agreements are recorded as adjustments to interest expense in the consolidated statements of operations when earned or payable. Changes in the fair value of the foreign currency forward contracts due to exchange rate fluctuations were recorded in shareholders’ equity (foreign currency translation adjustment) and offset the effect of foreign currency changes in the fair value of the net investment being hedged. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, the derivative instrument would be closed and the resulting gain or loss would be recognized in income. See Note 7 for additional information regarding the Company’s derivative instruments.

Unrealized Holding Gain on Investments—Following the January 24, 2007 sale of its investment in marketable equity securities acquired from Western Wireless (see Note 12), Alltel does not hold any remaining material investments in marketable equity securities. Prior to disposal, equity securities of certain publicly traded companies owned by Alltel were classified as available-for-sale and were reported at fair value, with cumulative

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

unrealized net gains reported, net of tax, as a separate component of shareholders’ equity. The unrealized gains, including the related tax impact, were non-cash items, and accordingly, were excluded from the accompanying consolidated statements of cash flows.

Foreign Currency Translation Adjustment—Following the sales completed during the second quarter of 2006 of the operations acquired from Western Wireless in the countries of Austria, Bolivia, Côte d’Ivoire, Haiti and Slovenia (see Note 14), Alltel does not hold any material interests in international operations. Prior to disposal, assets and liabilities of the Company’s foreign operations were translated from the applicable local currency to U.S. dollars using the current exchange rate as of the balance sheet date. Revenue and expense accounts were translated using the weighted average exchange rate in effect during the period. The resulting translation gains or losses were recorded as a separate component of shareholders’ equity.

Revenue Recognition—Service revenues are primarily earned from providing access to and usage of the Company’s networks and facilities. Access revenues from postpaid customers are generally billed one month in advance and are recognized over the period that the corresponding services are rendered to customers. Revenues derived from usage of the Company’s networks, including airtime, roaming and long-distance revenues are recognized when the services are provided and are included in unbilled revenues until billed to the customer. Prepaid wireless airtime sold to customers is recorded as deferred revenue prior to the commencement of services and is recognized when the airtime is used or expires. The Company offers enhanced services including caller identification, call waiting, call forwarding, three-way calling, voice mail, text and picture messaging, as well as downloadable wireless data applications, including ringtones, music, games, and other informational content. Generally, these enhanced features and data applications generate additional service revenues through monthly subscription fees or increased usage through utilization of the features and applications. Other optional services, such as mobile-to-mobile calling, roadside assistance and equipment protection plans may also be provided for a monthly fee and are either sold separately or bundled and included in packaged rate plans. Revenues from enhanced features and optional services are recognized when earned. Access and usage-based services are billed throughout the month based on the bill cycle assigned to a particular customer. As a result of billing cycle cut-off times, Alltel must estimate service revenues earned but not yet billed at the end of each reporting period. Included in accounts receivable are unbilled receivables related to wireless service revenues of $79.9 million and $95.2 million at December 31, 2008 and 2007, respectively.

Sales of communications products including wireless handsets and accessories represent a separate earnings process from the sale of wireless services and are recognized when products are delivered to and accepted by customers, third-party agents or other distributors. The Company accounts for transactions involving both the activation of service and the sale of equipment in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. Fees assessed to communications customers to activate service are not a separate unit of accounting and are allocated to the delivered item (equipment) and recognized as product sales to the extent that the aggregate proceeds received from the customer for the equipment and activation fee do not exceed the fair value of the equipment. Any activation fee not allocated to the equipment would be deferred upon activation and recognized as service revenue on a straight-line basis over the expected life of the customer relationship.

Advertising—Advertising costs are expensed as incurred. Advertising expense amounted to $368.6 million for the year ended December 31, 2008, $51.8 million for the period November 16, 2007 to December 31, 2007, $312.2 million for the period January 1, 2007 to November 15, 2007 and $368.6 million for the year ended December 31, 2006.

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Operating Leases—Certain of the Company’s operating lease agreements for cell sites and for office and retail locations include scheduled rent escalations during the initial lease term and/or during succeeding optional renewal periods. Alltel accounts for these operating leases in accordance with SFAS No. 13, “Accounting for Leases”, and Financial Accounting Standards Board (“FASB”) Technical Bulletin No. 85-3, “Accounting for Operating Leases with Scheduled Rent Increases”. Accordingly, the scheduled increases in rent expense are recognized on a straight-line basis over the initial lease term and those renewal periods that are reasonably assured. The difference between rent expense and rent paid is recorded as deferred rent and included in other liabilities in the accompanying consolidated balance sheets. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the lease term, including renewal option periods that are reasonably assured.

Stock-Based Compensation—As more fully described in Note 3, prior to January 1, 2006, Alltel had recorded estimated compensation cost for employee stock options based upon the intrinsic value of the option on the date of grant consistent with the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related Interpretations. Because Alltel had established the exercise price of its employee stock options based on the fair market value of the Company’s stock at the date of grant, the stock options had no intrinsic value upon grant, and accordingly, Alltel did not record compensation expense for employee stock options. Effective January 1, 2006, Alltel, as required, adopted SFAS No. 123(R), “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and superceded APB Opinion No. 25. Following the adoption of SFAS No. 123(R), Alltel measures compensation cost for its share-based awards based on the fair value of the award on the date of grant calculated using the Black-Scholes option pricing model. Measured compensation cost, net of estimated forfeitures, is recognized ratably over the vesting period of the related shared-based award. For performance-based awards, measured compensation cost is recognized only if it is probable that the performance condition will be achieved.

Alltel records deferred tax assets for awards that result in deductions on the Company’s income tax returns based on the amount of compensation cost recognized and the statutory rate applicable to the jurisdiction in which it will receive the deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company’s income tax returns are recorded to additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in income tax expense (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital pool from previous awards is available to absorb the deficiency).

Employee Benefit Plans—As more fully described in Note 10, the Company maintains a qualified defined benefit pension plan, which covers substantially all employees. Alltel also provides postretirement healthcare and life insurance benefits for eligible employees. In accordance with the provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)”, Alltel recognizes the overfunded or underfunded status of its defined benefit pension and other postretirement benefit plans as either an asset or liability in its statement of financial position, with changes in the funded status recognized in the year in which the change occurs as a component of comprehensive income (loss).

Pension and postretirement healthcare and life insurance benefits earned during the year and interest on the projected benefit obligations are accrued and recognized currently in net periodic benefit cost. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive the benefits. Net gains or losses resulting from differences between actuarial

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

experience and assumptions or from changes in actuarial assumptions are recognized as a component of annual net periodic benefit cost. Unrecognized actuarial gains or losses that exceed 17.5 percent of the greater of the projected benefit obligation or market-related value of plan assets are amortized on a straight-line basis over five years. Unrecognized actuarial gains and losses below the 17.5 percent corridor are amortized over the average remaining service life of active employees (approximately 14 years).

Income Taxes—Income taxes are accounted for under the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax balances are adjusted to reflect tax rates, based on currently enacted tax laws, which will be in effect in the years in which the temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that the assets will be realized.

Recently Issued Accounting Pronouncements—In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, which replaces SFAS No. 141. SFAS No. 141(R) requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, including any non-controlling interest in the acquiree, to be measured at fair value as of the acquisition date. SFAS No. 141(R) clarifies the accounting for pre-acquisition gain and loss contingencies and acquisition-related restructuring costs, as well as the recognition of changes in the acquirer’s income tax valuation allowance and deferred taxes. SFAS No. 141(R) also requires the expensing of all acquisition-related transaction costs in the period the costs are incurred. Alltel will be required to apply the measurement and recognition provisions of SFAS No. 141(R) to any acquisition it completes on or after January 1, 2009. Until such an acquisition occurs, Alltel cannot fully assess the effects that the adoption of SFAS No. 141(R) will have on its future consolidated results of operations, cash flows or financial position.

In December 2007, the FASB also issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”. SFAS No. 160 establishes accounting and reporting standards that will require noncontrolling interests to be reported as a component of equity, changes in a parent’s ownership interest while the parent retains its controlling interest to be accounted for as equity transactions, and any retained noncontrolling equity investment upon the deconsolidation of a subsidiary to be initially measured at fair value. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively, except for the presentation and disclosure requirements which should be retrospectively applied. Early adoption of SFAS No. 160 is also prohibited. Alltel will be required to adopt SFAS No. 160 as of January 1, 2009. Management does not believe that the adoption of SFAS No. 160 will have a material effect on Alltel’s consolidated results of operations, cash flows or financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. SFAS No. 161 requires companies with derivative instruments to disclose information that would enable financial statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flows. The new requirements apply to derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under SFAS No. 133. SFAS No. 161 is effective for financial statements issued for

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

fiscal years and interim periods beginning after November 15, 2008; however, early application is encouraged. The Company is currently evaluating the effects that SFAS No. 161 will have on its disclosures of derivative instruments included in its consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position (“FSP”) No.142-3, “Determination of the Useful Life of Intangible Assets”. This FSP removes the requirement under SFAS No. 142 to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions, and replaces it with a requirement that an entity consider its own historical experience in renewing similar arrangements, or a consideration of market participant assumptions in the absence of historical experience. This FSP also requires entities to disclose information that enables users of financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. For Alltel, FSP 142-3 is effective January 1, 2009. The guidance for determining the useful life of a recognized intangible asset is applied prospectively to intangible assets acquired after the effective date. The disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. Alltel is currently evaluating the impact of adopting this FSP on its consolidated financial statements.

In December 2008, the FASB issued FSP No. 132(R)-1, “Employers’ Disclosure about Postretirement Benefit Plan Assets”, which amends SFAS No. 132(R), “Employers’ Disclosures about Pension and Other Postretirement Benefits”, to require more detailed disclosures about employers’ pension plan assets. The new disclosures will include more information on investment strategies, major categories of plan assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of plan assets. The FSP requires new disclosures only, and will not have any impact on Alltel’s consolidated financial position, results of operations or cash flows. The new disclosure requirements will be effective for the Company’s 2009 annual consolidated financial statements.

2. ACQUISITION OF ALLTEL BY TWO PRIVATE INVESTMENT FIRMS AND RELATED FINANCING TRANSACTIONS:

As previously discussed in Note 1, on November 16, 2007, Alltel was acquired by Atlantis Holdings pursuant to the Agreement and Plan of Merger (the “Agreement”) dated May 20, 2007. The acquisition was completed through the merger of Merger Sub with and into Alltel, with Alltel surviving the Merger as a privately-held, majority-owned subsidiary of Atlantis Holdings. Pursuant to the Agreement, at the effective time of the Merger, each outstanding share of $1.00 par value common stock of Alltel was cancelled and converted into the right to receive $71.50 in cash. Similarly, pursuant to the Agreement, at the effective time of the Merger, each outstanding share of Series C $2.06 no par cumulative convertible preferred stock of Alltel and each outstanding share of Series D $2.25 no par cumulative convertible preferred stock of Alltel were cancelled and converted into the right to receive $523.22 and $481.37 in cash, respectively. Immediately prior to the effective time of the Merger, all shares of Alltel restricted stock vested and were converted into the right to receive in cash the merger consideration of $71.50 per share. In addition, all options to acquire shares of Alltel common stock vested immediately prior to the effective time of the Merger. Holders of such options, unless otherwise agreed to by the holder and Parent, received in cash an amount equal to the excess, if any, of the merger consideration of $71.50 per share over the exercise price for each share of Alltel common stock subject to the option. Concurrent with the consummation of the Merger, the Sponsors and their co-investors made equity contributions in cash of approximately $4.5 billion to fund a portion of the merger consideration paid to Alltel shareholders and holders of stock options and other equity awards. Certain members of management also invested approximately

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

2. ACQUISITION OF ALLTEL BY TWO PRIVATE INVESTMENT FIRMS AND RELATED FINANCING TRANSACTIONS: (Continued)

$60.4 million in the common equity of Alltel consisting of cash contributions of $27.3 million and the rollover of a portion of the Alltel common shares held by them prior to the Merger valued at $33.1 million based on the merger consideration of $71.50 per share. In addition, vested stock options with an intrinsic value of approximately $60.0 million at the date of the Merger were also rolled over by certain management employees. The value of these rollover stock options will be recognized in Alltel’s consolidated financial statements when exercised.

Concurrent with the consummation of the Merger, Alltel Communications, Inc. (“Alltel Communications”), a wholly-owned subsidiary of Alltel, entered into a senior secured term loan facility in an aggregate principal amount of $14.0 billion maturing 7.5 years from the closing date of the Merger, a six-year, senior secured revolving credit facility of $1.5 billion, and a delayed draw term loan facility with an additional borrowing capacity of $750.0 million maturing 7.5 years from the closing date of the Merger, available on a delayed-draw basis until the one-year anniversary of the closing date of the Merger for amounts paid, or committed to be paid, to purchase or otherwise acquire licenses and rights in the 700 MHz auction to be conducted by the FCC. In addition, Alltel Communications and Alltel Communications Finance, Inc., a wholly-owned subsidiary of Alltel, entered into a senior unsecured cash-pay term loan facility in an aggregate principal amount of $5.2 billion and a senior unsecured Pay In-Kind (“PIK”) term loan facility in an aggregate principal amount of $2.5 billion that represented bridge financing (the “bridge facilities”). At the closing of the Merger, Alltel Communications utilized all $21.7 billion available under the senior secured term loan and bridge facilities. In December 2007, $1.0 billion of the senior unsecured PIK term loan facility was repaid upon issuance of 10.375/11.125 percent senior unsecured PIK toggle notes due 2017. The remaining bridge facilities were converted into term loans upon the one-year anniversary of the closing date of the Merger. In connection with the Merger, Alltel terminated its $1.5 billion unsecured revolving credit agreement and related commercial paper program. Pursuant to a cash tender offer and notice of redemption, the Company repurchased for $422.8 million in cash certain of its long-term debt, consisting of $39.0 million of 6.65 percent unsecured notes due 2008 issued by Alltel Communications, $53.0 million of 7.60 percent unsecured notes due 2009 issued by Alltel Communications and $297.3 million of 8.00 percent notes due 2010 issued by Alltel Ohio Limited Partnership.

The consummation of the Merger, the equity investments by the Sponsors, co-investors and management and the completion of the financing transactions described above are referred to collectively herein as the “Merger and Financing Transactions”. Alltel has accounted for the Merger as a purchase in accordance with the provisions of SFAS No. 141, “Business Combinations”. Under the purchase method of accounting, the purchase price has been allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with any excess purchase price allocated to goodwill. None of the goodwill recorded in connection with this acquisition will be deductible for income tax purposes. In connection with the purchase price allocation, Alltel recorded purchase accounting adjustments to increase the carrying value of its property, plant and equipment and investments in unconsolidated wireless partnerships, to establish intangible assets for its wireless licenses, trademarks and tradenames, customer list, non-compete agreement and favorable roaming agreement and to revalue its long-term debt and benefit plan obligations.

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

2. ACQUISITION OF ALLTEL BY TWO PRIVATE INVESTMENT FIRMS AND RELATED FINANCING TRANSACTIONS: (Continued)

The following summarizes the opening balance sheet of Alltel, including the application of purchase accounting adjustments, to record the acquisition of assets and liabilities at fair value at the date of the Merger:

(Millions)
Costs to acquire:
Cash payments to holders of Alltel common and preferred stock	$24,574.8
Cash payments to settle outstanding stock option and restricted stock awards	304.5
Other direct transaction costs and expenses	185.9

Total	25,065.2

Allocated to:
Cash and short-term investments	(950.9)
Accounts receivable	(855.9)
Inventories	(207.0)
Prepaid expenses and other current assets	(97.8)
Investments	(542.0)
Property, plant and equipment	(5,377.9)
Cellular and PCS licenses	(3,224.5)
Customer list	(2,819.6)
Trademarks and tradenames	(800.0)
Non-compete agreement	(30.0)
Roaming agreement	(4.0)
Other assets	(87.0)
Assets held for sale	(7.3)

Total assets acquired	(15,003.9)

Accounts payable	905.5
Advance payments and customer deposits	209.9
Accrued taxes	169.1
Accrued interest	54.4
Other current liabilities	281.6
Long-term debt, including current maturities	2,276.3
Deferred income taxes	2,573.3
Other long-term liabilities	352.7
Liabilities related to assets held for sale	0.2

Total liabilities assumed	6,823.0

Net assets acquired	(8,180.9)

Management equity rollover in connection with the Merger	33.1

Goodwill at date of acquisition	$16,917.4

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

2. ACQUISITION OF ALLTEL BY TWO PRIVATE INVESTMENT FIRMS AND RELATED FINANCING TRANSACTIONS: (Continued)

The following unaudited pro forma consolidated results of operations of Alltel assume that the Merger and Financing Transactions had occurred as of the beginning of the year for each period presented:

	Years Ended December 31,
(Millions)	2007	2006
Revenues and sales	$8,772.0	$7,848.5
Operating income	$872.3	$692.1
Loss from continuing operations	$(675.2)	$(762.3)
Net loss	$(676.1)	$(456.6)

The pro forma amounts represent the historical operating results of Alltel with appropriate adjustments that give effect to the significant increases in finite-lived intangible assets and long-term debt levels of the Company following completion of the Merger and the corresponding effects on depreciation and amortization and interest expense. The pro forma amounts also include the effects of the non-merger-related special charges and unusual items, as more fully discussed in Notes 11 and 12 below. The unaudited pro forma information should not be relied upon as necessarily being indicative of the operating results that would have been obtained if the Merger and Financing Transactions had been completed as of the beginning of the year for each period presented, nor the operating results that may be obtained in the future.

Upon completion of the Merger and Financing Transactions, Alltel and Parent entered into a management agreement with affiliates of each of the Sponsors, pursuant to which such entities or their affiliates will provide on-going consulting and management advisory services. In exchange for these services, affiliates of certain of the Sponsors will receive an aggregate annual management fee equal to one percent of Alltel’s Consolidated EBITDA, as that term is defined within Alltel Communications’ senior credit facilities, and reimbursement for out-of-pocket expenses incurred by them or their affiliates in connection with services provided pursuant to the agreement. The fees are payable semi-annually in arrears. Alltel recorded management fees of $36.4 million for the year ended December 31, 2008 and $3.9 million for the period November 16, 2007 to December 31, 2007, which are included in selling, general, administrative and other expenses in the consolidated statement of operations for that period. Amounts payable to the Sponsors or their affiliates totaled $18.5 million and $3.5 million at December 31, 2008 and 2007, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets.

The management agreement also provides that affiliates of the Sponsors will be entitled to receive a fee in connection with certain subsequent financing, acquisition, disposition and change of control transactions based on a percentage of the gross transaction value of any such transaction, as well as a termination fee based on the net present value of future payment obligations under the management agreement, under certain circumstances. The management agreement includes customary exculpation and indemnification provisions in favor of the Sponsors and their affiliates. Affiliates of the Sponsors received aggregate transaction fees of approximately $270.9 million for services provided by such entities in connection with the Merger and Financing Transactions. Of this total, $131.5 million were capitalized as direct costs of the acquisition, $63.8 million were capitalized as deferred financing costs and $75.6 million, consisting of pre-acquisition consulting fees, were expensed in the Predecessor period January 1, 2007 to November 15, 2007. (See Note 11).

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

3. ACCOUNTING CHANGES:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures related to fair value measurements that are included in a company’s financial statements. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

For calendar year companies like Alltel, SFAS No. 157 was to be effective beginning January 1, 2008. In February 2008, the FASB issued FSP No. 157-2 which partially deferred for one year the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Alltel is continuing to evaluate the impact of SFAS No. 157 as it relates to certain nonrecurring fair value measurements, such as the Company’s annual impairment reviews of goodwill and wireless licenses. In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”. SFAS No. 159 provides entities the option to measure many financial instruments and certain other items at fair value. Entities that choose the fair value option will recognize unrealized gains and losses on items for which the fair value option was elected in earnings at each subsequent reporting date.

Alltel has chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States. As of December 31, 2008, the only significant financial assets and liabilities of Alltel measured at fair value on a recurring basis are derivative financial instruments. See Note 7 for additional information regarding the fair value measurement of the Company’s derivative instruments. As required, Alltel also incorporated the measurement principles of SFAS No. 157 in determining the fair value of its long-term debt (see Note 7) and the fair value of plan assets related to the Company’s qualified pension plan (see Note 10).

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarified the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Effective January 1, 2007, Alltel adopted the provisions of FIN 48. As a result of the implementation of FIN 48, the Company recognized an approximate $3.2 million decrease in its reserves for uncertain tax positions, the offsetting effects of which resulted in a corresponding increase to the January 1, 2007 balance of

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

3. ACCOUNTING CHANGES: (Continued)

retained earnings. The Company’s gross unrecognized tax benefits totaled $93.7 million at January 1, 2007. Consistent with Alltel’s past practices, interest charges on potential assessments and any penalties assessed by taxing authorities are classified as income tax expense within the Company’s consolidated statements of operations. The Company had accrued $28.7 million for the payment of interest and $0.6 million for the payment of penalties related to its gross unrecognized tax benefits as of January 1, 2007. See Note 13 for additional information regarding the Company’s uncertain tax positions subsequent to the adoption of FIN 48.

Effective December 31, 2006, as required, Alltel adopted the recognition and disclosure provisions of SFAS No. 158, which requires Alltel to recognize the overfunded or underfunded status of its defined benefit pension and other postretirement benefit plans as either an asset or liability in its statement of financial position. The funded status is defined as the difference between the fair value of plan assets and the related benefit obligation. SFAS No. 158 also required the Company to recognize as a component of accumulated other comprehensive income (loss), net of taxes, the actuarial gains and losses and the prior service costs and credits that had arisen but were not previously recognized as components of net periodic benefit cost. Accumulated other comprehensive income (loss) is adjusted in subsequent periods as these amounts are recognized into income as components of net periodic benefit cost. The adoption of SFAS No. 158 resulted in a reduction of prepaid pension assets of $24.0 million, an increase in the liability for pension and other postretirement benefits of $21.8 million, a reduction in deferred taxes of $17.8 million and a reduction in accumulated other comprehensive income (loss) of $28.0 million. SFAS No. 158 also requires an employer to measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year. Prior to the effective date of SFAS No. 158, the Company’s practice had been to use a measurement date of December 31 for all of its employee benefit plans.

In December 2004, the FASB issued SFAS No. 123(R), which is a revision of SFAS No. 123 and superceded APB Opinion No. 25 and related Interpretations. On March 25, 2005, the Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin (“SAB”) 107, which summarized the staff’s views regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations and provided additional guidance regarding the valuation of share-based payment arrangements for public companies. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the employee’s requisite service period. Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R) using the modified prospective application method and applied the provisions of SAB 107 in its adoption of SFAS No. 123(R).

Under the modified prospective transition method, Alltel is required to recognize compensation cost for all stock option awards granted after January 1, 2006 and for all existing awards for which the requisite service had not been rendered as of the date of adoption. Compensation expense for the unvested awards outstanding as of January 1, 2006 is recognized over the remaining requisite service period based on the fair value of the awards on the date of grant, as previously calculated by the Company in developing its pro forma disclosures in accordance with the provisions of SFAS No. 123. Operating results for prior periods have not been restated. Under the provisions of SFAS No. 123(R), stock-based compensation expense recognized during the period is based on the portion of the share-based payment awards that is ultimately expected to vest.

Accordingly, stock-based compensation expense recognized subsequent to January 1, 2006 has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS No. 123, Alltel accounted for forfeitures as they occurred. Compensation

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

3. ACCOUNTING CHANGES: (Continued)

expense for stock option awards granted after January 1, 2006 are expensed using a straight-line single option method, which is the same attribution method that was used by Alltel for purposes of its pro forma disclosures under SFAS No. 123. The adoption of SFAS 123(R) also affected the accounting for income taxes related to share-based compensation. As permitted under FASB Staff Position No. 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards”, Alltel elected to use the alternative transition method for calculating the beginning balance of the additional paid-in capital pool available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R). Tax deficiencies arise when actual tax benefits realized upon the exercise of stock options are less than the tax benefit recorded in the financial statements.

As further illustrated in the table of stock-based compensation expense included in Note 9, the effect of adopting SFAS No. 123(R) consisted of compensation expense for stock options issued by Alltel and resulted in a pretax charge of $19.3 million, which decreased net income $14.3 million for the year ended December 31, 2006. See Note 9 for a further discussion of the Company’s stock-based compensation plans.

4. ACQUISITIONS:

On October 3, 2006, Alltel completed the purchase of Midwest Wireless Holdings of Mankato, Minnesota (“Midwest Wireless”) for $1,083.5 million in cash. The final purchase price included $8.3 million of working capital adjustments. In this transaction, Alltel acquired wireless properties, including 850 MHz licenses and PCS spectrum covering approximately 2.0 million potential customers (“POPs”), network assets and approximately 433,000 customers in select markets in Minnesota, Iowa and Wisconsin. As a condition of receiving approval from the U.S. Department of Justice (“DOJ”) and the FCC for this acquisition, on September 7, 2006, Alltel agreed to divest certain wireless operations in four rural markets in Minnesota. On April 3, 2007, Alltel completed the sale of these markets to Rural Cellular Corporation for $48.5 million in cash. During the fourth quarter of 2006, Alltel completed a preliminary purchase price allocation for this acquisition based upon a fair value analysis of the net tangible and identifiable intangible assets acquired and assigned the excess of the aggregate purchase price over the fair market value of the tangible net assets acquired of $969.9 million to customer list, cellular licenses and goodwill. Alltel expected substantially all of the goodwill and other identified intangible assets recorded in this acquisition to be deductible for income tax purposes. Given the close proximity to year-end that this acquisition was completed, the value of certain assets and liabilities were based on preliminary valuations and subject to adjustment as additional information was obtained. During 2007, Alltel recorded employee termination benefits of $6.8 million, including involuntary severance and related benefits to be provided to 130 former Midwest Wireless employees. Alltel also recorded contract termination costs of $2.2 million primarily related to the cancellation of a third party billing services agreement. The employee benefit and contract termination costs were recognized in accordance with Emerging Issues Task Force Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” (“EITF 95-3”), as liabilities assumed in the business combination. As of December 31, 2008, Alltel had paid $6.8 million in employee termination benefits, and all of the scheduled employee terminations had been completed.

During the second quarter of 2006, Alltel purchased for $218.2 million in cash wireless properties covering approximately 727,000 POPs in Illinois, Texas and Virginia. During the third quarter of 2006, Alltel completed the purchase price allocations for these transactions based upon a fair value analysis of the net tangible and identifiable intangible assets acquired and assigned the excess of the aggregate purchase price over the fair market value of the tangible net assets acquired of $213.0 million to customer list ($33.6 million), cellular licenses ($43.0 million) and goodwill ($136.4 million). Of the total amount of goodwill and other identified

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

4. ACQUISITIONS: (Continued)

intangible assets recorded in connection with these transactions, the Company expected approximately $78.7 million to be deductible for income tax purposes.

On March 16, 2006, Alltel purchased from Palmetto MobileNet, L.P. for $456.3 million in cash the remaining ownership interests in ten wireless partnerships that cover approximately 2.3 million POPs in North and South Carolina. Prior to this transaction, Alltel owned a 50 percent interest in each of the ten wireless partnerships. During the second quarter of 2006, Alltel completed the purchase price allocation for this transaction based upon a fair value analysis of the net tangible and identifiable intangible assets acquired and assigned the excess of the aggregate purchase price over the fair market value of the tangible net assets acquired of $409.1 million to customer list ($39.9 million), cellular licenses ($41.4 million) and goodwill ($327.8 million). During the first quarter of 2006, Alltel also acquired the remaining ownership interest in a wireless property in Wisconsin in which the Company owned a majority interest.

In connection with this acquisition, the Company paid $2.6 million in cash and assigned the excess of the aggregate purchase price over the fair market value of the tangible net assets acquired of $1.0 million to goodwill. The Company expected the goodwill and other identified intangible assets recorded in connection with these first quarter 2006 acquisitions to be deductible for income tax purposes.

The customer list recorded in the Midwest Wireless transaction was amortized using the sum-of-the-years digits method over an eight-year period, which was consistent with the historical customer churn rates for the acquired markets. For all other acquisitions completed during 2006, the customer lists recorded were amortized using the sum-of-the-years digits method over their expected lives of five years. The cellular licenses recorded in connection with all of the 2006 acquisitions were classified as indefinite-lived intangible assets and were not subject to amortization. For the acquisitions completed during the second and fourth quarters of 2006, Alltel paid a premium (i.e., goodwill) over the fair value of the net tangible and identified intangible assets acquired because the acquisitions expanded the Company’s wireless operations into new markets in Illinois, Minnesota, Texas and Virginia and added a combined 562,000 new customers to Alltel’s wireless customer base. For the acquisitions completed in the first quarter of 2006, Alltel paid a premium over the fair value of the net tangible and identifiable intangible assets acquired in order to gain full control over the day-to-day operations of the wireless markets in North Carolina, South Carolina and Wisconsin. In addition, Alltel no longer incurred certain general and administrative expenses, such as audit and legal fees, attributable to managing its relationship with the other partners.

During 2007, Alltel adjusted the purchase price allocations related to its 2006 acquisitions primarily for the recognition of employee benefit and contract termination costs associated with the Midwest Wireless acquisition discussed above. These adjustments to the purchase price allocation resulted in a reduction to the preliminary values assigned to acquired net assets of $7.5 million with an offsetting increase to goodwill compared to the corresponding values that had been previously recorded in the Company’s consolidated balance sheet as of December 31, 2006.

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

4. ACQUISITIONS: (Continued)

Unaudited pro forma financial information related to the 2006 acquisitions has not been presented because the acquisitions, individually or in the aggregate, were not material to Alltel’s consolidated results of operations for all periods presented. During 2007, the Company incurred integration expenses related to its 2006 acquisitions, principally consisting of costs for branding, signage and computer system conversions. (See Note 11 for a further discussion of these integration expenses.) The following table summarizes the fair value of the assets acquired and liabilities assumed for the various business combinations completed during 2006:

	Acquired from		Combined Totals
(Millions)	Midwest Wireless	Other
Fair value of assets acquired:
Current assets	$33.7	$11.7	$45.4
Investments	2.9	—	2.9
Property, plant and equipment	108.8	30.6	139.4
Goodwill	654.9	465.2	1,120.1
Cellular licenses	125.0	84.4	209.4
Customer list	190.0	73.5	263.5

Total assets acquired	1,115.3	665.4	1,780.7

Liabilities assumed:
Current liabilities	(31.8)	(28.5)	(60.3)
Deferred taxes established on acquired assets	—	(18.5)	(18.5)

Total liabilities assumed	(31.8)	(47.0)	(78.8)

Minority interest liability acquired	—	58.7	58.7

Net cash paid	$1,083.5	$677.1	$1,760.6

During 2007, Alltel adjusted the purchase price allocation related to the Western Wireless acquisition to adjust certain income tax liabilities primarily related to the international operations. The effects of these adjustments resulted in a reduction in goodwill of $31.0 million. During the first quarter of 2006, Alltel completed the integration of the domestic operations acquired from Western Wireless. In connection with this integration, the Company incurred integration expenses, principally consisting of costs for branding, signage, retail store redesigns and computer system conversions. (See Note 11 for a discussion of integration expenses recorded by Alltel during 2006).

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

5. GOODWILL AND OTHER INTANGIBLE ASSETS:

The changes in the carrying amount of goodwill were as follows:

(Millions)

Predecessor:
Balance at December 31, 2006	$8,447.0
Acquired during the period	2.0
Allocated to assets held for sale during the period	(2.4)
Other adjustments during the period	(27.5)

Balance at November 15, 2007	$8,419.1

Successor:
Balance at November 16, 2007 and December 31, 2007	$16,917.4
Adjustments during the period	21.5

Balance at December 31, 2008	$16,938.9

The carrying value of indefinite-lived intangible assets other than goodwill was as follows at December 31:

(Millions)	2008	2007
Cellular and PCS licenses	$3,224.5	$3,224.5

Intangible assets subject to amortization were as follows at December 31:

	2008
(Millions)	Gross Cost	Accumulated Amortization	Net Carrying Value
Customer list	$2,819.6	$(697.4)	$2,122.2
Trademarks and tradenames	800.0	(112.5)	687.5
Non-compete agreement	30.0	(16.9)	13.1
Roaming agreement	4.0	(1.1)	2.9

	$3,653.6	$(827.9)	$2,825.7

	2007
(Millions)	Gross Cost	Accumulated Amortization	Net Carrying Value
Customer list	$2,819.6	$(79.0)	$2,740.6
Trademarks and tradenames	800.0	(12.5)	787.5
Non-compete agreement	30.0	(1.9)	28.1
Roaming agreement	4.0	(0.1)	3.9

	$3,653.6	$(93.5)	$3,560.1

Amortization expense for finite-lived intangible assets amounted to $734.4 million for the year ended December 31, 2008, $93.5 million for the period November 16, 2007 to December 31, 2007, $151.6 million for the period January 1, 2007 to November 15, 2007 and $176.1 million for the year ended December 31, 2006. Amortization expense for intangible assets subject to amortization is estimated to be $652.5 million in 2009,

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

5. GOODWILL AND OTHER INTANGIBLE ASSETS: (Continued)

$561.0 million in 2010, $482.7 million in 2011, $404.4 million in 2012 and $326.1 million in 2013. See Notes 2 and 4 for a discussion of the acquisitions completed during 2007 that resulted in the recognition of goodwill and other intangible assets.

6. DEBT:

Long-term debt was as follows at December 31:

(Millions)	2008	2007
Issued by Alltel Corporation:
Debentures and notes, without collateral:
7.00%, due 2012	$800.0	$800.0
6.50%, due 2013	200.0	200.0
7.00%, due 2016	300.0	300.0
6.80%, due 2029	300.0	300.0
7.875%, due 2032	700.0	700.0
Collateralized note, 10.00%, due 2010	0.1	0.2
Issued by subsidiaries of Alltel Corporation:
Bank credit facilities:
Alltel Communications—Senior secured term loan, variable rates due May 15, 2015	13,825.0	13,965.0
Alltel Communications—Unsecured cash pay debt, variable rates due 2015	5,200.0	5,200.0
Alltel Communications—Unsecured PIK toggle debt, variable rates due 2017	1,500.0	1,500.0
Debentures and notes, without collateral:
Alltel Communications—10.375%/11.125%, due 2017	1,000.0	1,000.0
Discount on long-term debt(a)	(419.9)	(450.4)

	23,405.2	23,514.8
Less current maturities	(140.1)	(140.1)

Total long-term debt	$23,265.1	$23,374.7

Weighted rate	5.7%	8.2%
Weighted maturity	7.5 years	8.5 years

Notes:

(a)	Alltel recorded fair value adjustments of $454.0 million to decrease the carrying value of $2.3 billion of existing long-term debt obligations assumed in the Merger. The discount on long-term debt is being amortized as an increase to interest expense over the term of each related debt issue.

As previously discussed in Note 2, concurrent with the consummation of the Merger, Alltel Communications, a wholly-owned subsidiary of Alltel, entered into a senior secured term loan facility, a senior secured revolving credit facility and a delayed draw term loan facility. Alltel Communications also entered into a senior unsecured cash-pay term loan facility and a senior unsecured PIK term loan facility that represented bridge financing (the “bridge facilities”). In December 2007, $1.0 billion of the senior unsecured PIK term loan facility was repaid upon issuance of 10.375/11.125 percent senior unsecured PIK toggle notes due 2017. The remaining bridge facilities were converted into term loans upon the one-year anniversary of the closing date of the Merger. Each of these debt facilities are further discussed below.

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

6. DEBT: (Continued)

Fees totaling $462.9 million associated with the issuance of the new debt instruments were capitalized as deferred financing costs and are included in other assets in the accompanying consolidated balance sheet. Approximately $151.4 million of these fees were incurred in connection with the bridge facilities. The deferred financing costs are being amortized over a weighted-average period of 5.5 years. Unamortized deferred financing costs totaled $267.0 million and $429.0 million at December 31, 2008 and 2007, respectively.

Senior Secured Term Loan Facility and Senior Secured Revolving Credit Facility—On November 16, 2007, Alltel Communications entered into a senior secured term loan facility in an aggregate principal amount of $14.0 billion maturing 7.5 years from the closing of the date of the Merger, a six-year, senior secured revolving credit facility of $1.5 billion and a delayed draw term loan facility with an additional borrowing capacity of $750.0 million maturing 7.5 years from the closing date of the Merger, available on a delayed-draw basis until the one-year anniversary of the closing date of the Merger for amounts paid, or committed to be paid, to purchase or otherwise acquire licenses and rights in the 700 MHz auction being conducted by the FCC. At the closing of the Merger, Alltel Communications utilized the full capacity available under the senior secured term loan. Through December 31, 2008, no amounts had been drawn under the $1.5 billion senior secured revolving credit facility. Borrowings under the senior secured term loan and senior secured revolving credit facilities bear interest at a floating rate, which can be either equal to the London-Interbank Offered Rate (“LIBOR”) plus 2.75 percent per annum or, at the option of Alltel Communications, an alternative base rate (defined as the higher of (1) the prime rate of Citibank, N.A. and (2) the federal funds effective rate plus 0.50 percent per annum) plus 1.75 percent per annum.

For the year ended December 31, 2008, the variable interest rates applicable to the senior secured term loan ranged from 3.94 percent to 7.78 percent and the weighted average rate was 5.70 percent. Comparatively, for the period November 16, 2007 to December 31, 2007, the variable interest rates applicable to the senior secured term loan ranged from 7.11 percent to 7.76 percent and the weighted average rate was 7.57 percent.

During the first quarter of 2008, the Company borrowed $150.0 million available under the $750.0 million delayed draw term loan facility in connection with its participation in the 700 MHz spectrum auction conducted by the FCC. Alltel did not obtain any licenses in the 700 MHz spectrum auction, and accordingly, all outstanding borrowings under this facility were repaid on April 3, 2008 and the $750.0 million delayed draw term loan facility was terminated.

Commencing after the delivery of financial statements for the first full fiscal quarter ending March 31, 2008, interest rate margins applicable to the senior secured credit facilities may be reduced subject to Alltel attaining certain consolidated senior secured leverage ratios. The interest rate payable under the senior secured credit facilities will increase by 2.00 percent per annum on past due amounts during the continuance of any payment event of default. The Company will be required to pay equal quarterly installments in aggregate annual amounts equal to one percent of the original funded principal amount of the senior secured term loan facility, with the balance payable on the final maturity date, May 15, 2015.

Under the senior secured credit facility, in addition to paying interest on any outstanding principal amounts, the Company is required to pay a commitment fee for any unutilized commitments. The initial commitment fee rate is 1.00 percent per year if the outstanding amount of the unutilized commitments is below 25 percent and decreases as the aggregate amount of borrowings increases. Prior to November 15, 2013, the maturity date of the revolving credit facility, funds borrowed under the revolving credit facility may be borrowed, repaid and reborrowed without premium or penalty. A commitment fee is also payable on the aggregate amount of any

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

6. DEBT: (Continued)

commitments under the delayed draw term facility. The senior secured credit facilities contain certain mandatory prepayment requirements, such as excess cash flow in certain circumstances, and certain prepayment penalties related to the senior secured term loan facility. Voluntary prepayments are allowed under certain circumstances. The Company may prepay outstanding loans under the senior secured revolving credit facility at any time.

All obligations under the senior secured revolving credit facility and senior secured term loan facility are unconditionally guaranteed by substantially all existing and future, direct and indirect, wholly-owned, material domestic subsidiaries of the Company. The senior secured facilities contain a number of covenants that, among other things, limit the Company’s ability to incur additional indebtedness, make investments, pay dividends, enter into transactions with affiliates, create liens and encumbrances, enter into sales and leaseback transactions, engage in mergers or consolidations, sell or transfer assets, amend material agreements governing certain indebtedness and change its business operations. The senior secured facilities also require the Company to maintain a senior secured debt to Consolidated EBITDA ratio (as defined in the credit agreement) and contain certain customary affirmative covenants and events of default. The Company was in compliance with all applicable covenants as of December 31, 2008.

Senior Unsecured Cash-Pay Term Loan Facility and Senior Unsecured PIK Toggle Term Loan Facility—On November 16, 2007, Alltel Communications entered into a $5.2 billion senior unsecured cash-pay interim loan facility and a $2.5 billion senior unsecured PIK toggle interim loan facility with initial terms of one year. Interest for the first six-month period was payable at a rate equal to LIBOR plus 3.5 percent for the cash-pay term loan facility and LIBOR plus 3.875 percent for the PIK toggle term loan facility (“initial rates”). Interest for the three-month period commencing after the initial six-month period was payable at the initial rates plus 0.50 percent. Thereafter, subject to certain caps, the interest rates will be increased by 0.50 percent at the beginning of each three-month period subsequent to the initial nine-month period, for so long as the loans are outstanding. For so long as the Company is not in default, the maximum interest rates the Company may pay related to these facilities are 10.00 percent for the senior unsecured cash-pay term loan facility and 10.375 percent for the senior unsecured PIK toggle term loan facility. In December 2007, the Company consummated an unregistered debt offering consisting of $1.0 billion aggregate principal amount of 10.375/11.125 percent senior unsecured PIK toggle notes due 2017. Of the total notes sold, $810.0 million were purchased by affiliates of one of the Sponsors. Proceeds from this debt issuance were used to pay down a portion of the senior unsecured PIK toggle interim loan facility. Maturities of the senior unsecured cash pay interim loans and senior unsecured PIK toggle interim loans not repaid as of the one-year anniversary (the “initial maturity date”) of the closing of the senior unsecured credit facilities were automatically extended to 2015 and 2017, respectively.

For the year ended December 31, 2008, the variable interest rates applicable to the senior unsecured cash pay term loan facility ranged from 6.56 percent to 8.58 percent and the weighted average rate was 7.23 percent. Comparatively, for the period November 16, 2007 to December 31, 2007, the variable interest rates applicable to the senior unsecured cash pay term loan facility ranged from 8.33 percent to 8.42 percent and the weighted average rate was 8.38 percent. For the year ended December 31, 2008, the variable interest rates applicable to the senior unsecured PIK toggle term loan facility ranged from 6.94 percent to 8.75 percent and the weighted average rate was 7.6 percent. Comparatively, for the period November 16, 2007 to December 31, 2007, the variable interest rate applicable to the senior unsecured PIK toggle term loan facility was 8.75 percent.

Interest on the senior unsecured PIK toggle term loan facility for the period from June 1, 2008 to December 1, 2012 may be paid (1) entirely in cash at an annual interest rate of 10.375 percent; (2) entirely by increasing the principal amount of the outstanding loan at an annual interest rate of 11.125 percent (“PIK interest”); or (3) 50 percent in cash and 50 percent in PIK interest. After December 1, 2012, all interest will be payable in cash. Upon

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

6. DEBT: (Continued)

the occurrence of a change of control (as defined in the note indenture), the holders of the senior PIK toggle notes will have the right to require the Company to repurchase the notes in cash at 101 percent of their principal amount plus any accrued and unpaid interest.

Under the senior unsecured credit facilities, voluntary repayments are allowed and are subject to certain costs. All obligations under the senior unsecured credit facilities will be jointly and severally guaranteed on a senior basis by each of the Company’s domestic subsidiaries that guarantee obligations under the Company’s senior secured credit facilities described above. The senior unsecured credit facilities contain a number of covenants that, among other things, restrict the Company’s ability to incur additional indebtedness, create liens, engage in mergers or consolidations, sell or transfer assets and subsidiary stock, pay dividends and distributions or repurchase its capital stock, make certain investments, loans or advances, prepay certain indebtedness, enter into agreements that restrict the payment of dividends by subsidiaries or the repayment of intercompany loans and advances and engage in certain transactions with affiliates. In addition, the senior unsecured credit facilities impose certain requirements as to future subsidiary guarantors and contain certain customary affirmative covenants consistent with those in the senior secured credit facilities described above, to the extent applicable, and certain customary events of default. The Company was in compliance with all applicable covenants as of December 31, 2008.

Interest expense was as follows:

	Successor		Predecessor
(Millions)	Year Ended December 31, 2008	November 16 - December 31, 2007	January 1 - November 15, 2007	Year Ended December 31, 2006
Interest expense related to long-term debt	$1,766.8	$281.7	$179.0	$298.8
Other interest	0.5	0.2	0.3	—
Effects of interest rate swaps	303.0	(0.1)	(0.4)	(3.2)
Less capitalized interest	(13.7)	(1.4)	(15.6)	(13.1)

	$2,056.6	$280.4	$163.3	$282.5

Maturities of long-term debt outstanding as of December 31, 2008 were as follows:

Year	(Millions)
2009	$140.1
2010	140.0
2011	140.0
2012	940.0
2013	340.0
Thereafter	22,125.0

Total	$23,825.1

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

7. FAIR VALUE MEASUREMENTS, DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS:

The carrying amount of cash and short-term investments, accounts receivable and trade accounts payable was estimated by management to approximate fair value due to the relatively short period of time to maturity for those instruments. The fair values of the Company’s investments, long-term debt and interest rate swap agreements were as follows at December 31:

	2008		2007
(Millions)	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Investments	$542.7	$542.7	$536.1	$536.1
Long-term debt, including current maturities	$23,789.4	$23,405.2	$22,308.0	$23,514.8
Interest rate swap agreements	$(562.2)	$(562.2)	$(9.3)	$(9.3)

The fair value of investments was based on quoted market prices and the carrying value of investments for which there were no quoted market prices. The fair value of long-term debt, including current maturities, was estimated using a market approach that considered the subsequent repayment of certain debt in connection with the Verizon Wireless acquisition (see Note 18), the overall weighted rates and maturities of the Company’s long-term debt compared to rates and terms currently available in the long-term financing markets, adjusted for Alltel’s credit and liquidity risk. As discussed in Note 3 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 157, effective January 1, 2008, for its financial assets and liabilities measured at fair value on a recurring basis. Upon adoption, the only significant financial assets and liabilities of Alltel measured at fair value on a recurring basis are the interest rate swap agreements. The fair value of the interest rate swap agreements were based on prices obtained from financial institutions who develop values based on inputs observable in active markets, including interest rates, adjusted for Alltel’s credit risk. The Company has determined that it utilizes Level 2 inputs (observable inputs other than quoted market prices) in determining the fair value of its interest rate swap agreements. At December 31, 2008, the fair value of the Company’s derivatives-based liabilities (amounts due to counterparties) was included in other current liabilities ($241.9 million) and other liabilities ($320.3 million) in the accompanying consolidated balance sheet. Comparatively, at December 31, 2007, the fair value of the interest rate swaps was included in other liabilities in the accompanying consolidated balance sheet.

During 2008, 2007 and 2006, the Company used derivative instruments to mitigate (i) cash flow risks with respect to changes in interest rates (forecasted interest payments on variable rate debt), (ii) fair value risk related to changes in interest rates (long-term debt obligations) and (iii) to protect the initial net investment in certain foreign subsidiaries with respect to changes in foreign currency rates. Not all of these derivatives qualified for hedge accounting as further discussed below.

Cash Flow Hedges—During the fourth quarter of 2007, in combination with its new $14.0 billion senior secured term loan facility (see Note 6), Alltel Communications entered into four, pay fixed/receive variable interest rate swap agreements on notional amounts totaling $5.75 billion. The maturities of the swaps range from December 17, 2009 to December 17, 2012. During the first quarter of 2008, the Company entered into three additional, pay fixed/receive variable, interest rate swap agreements on notional amounts totaling $3.75 billion of the senior secured term loan. The maturities of the three additional interest rate swaps range from February 17, 2011 to February 17, 2013. At the inception dates, all seven interest rate swaps were designated as cash flow hedges of the variability in the interest payments due to changes in the London-Interbank Offered Rate (“LIBOR”) interest rate (the benchmark interest rate) on a specified portion of the variable rate senior secured term loan. Because the critical terms of the interest rate swaps match the underlying risks being hedged and the fair value of the interest rate swaps was zero at the date of inception, the hedging relationships are expected to be

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

7. FAIR VALUE MEASUREMENTS, DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS: (Continued)

highly effective. The effective portion of the changes in fair value of these hedges is recorded in the consolidated statements of shareholders’ equity as a component of accumulated other comprehensive loss, net of tax, and recognized in the consolidated statements of operations in the same period or periods during which the payment of variable interest associated with the floating rate debt is recorded in earnings. There was no ineffectiveness recognized in earnings during the year ended December 31, 2008 and for the period November 16, 2007 to December 31, 2007 related to the cash flow hedges. For the year ended December 31, 2008, the effects of the cash flow hedges resulted in additional interest expense of $81.7 million.

On October 17, 2008, Alltel converted the variable rate interest index applicable to the $3.75 billion portion of the senior secured term loan from a Eurocurrency rate loan (one month LIBOR) to a base rate loan (Prime Rate). As a result of this change, subsequent to October 17, 2008, the three one month LIBOR interest rate swaps entered into during the first quarter of 2008 no longer qualified for hedge accounting because the floating rate leg of the interest rate swaps and the hedged variable cash flows of the $3.75 billion portion of the senior secured term loan were no longer based on the same interest rate index. Accordingly, subsequent to October 17, 2008, the three one month LIBOR interest rate swaps were marked-to-market each period with the changes in the fair value recorded to interest expense, the effects of which resulted in additional interest expense of approximately $222.5 million for the year ended December 31, 2008.

The weighted average fixed rate paid by Alltel on the four interest rate swaps designated as cash flow hedges on notional amounts totaling $5.75 billion of the senior secured term loan was 4.0 percent as of December 31, 2008. The variable rate received by Alltel on these swaps was three-month LIBOR, which was 1.87 percent as of December 31, 2008. The weighted average fixed rate paid by Alltel on the three interest rate swaps no longer designated as cash flow hedges on notional amounts totaling $3.75 billion of the senior secured term loan was 3.42 percent as of December 31, 2008. The variable rate received by Alltel on these swaps was one-month LIBOR, which was 1.0 percent at December 31, 2008.

Subsequent to the Merger, Alltel Communications also entered into two, pay variable/receive variable, interest rate basis swap agreements on notional amounts totaling $4.0 billion of the senior secured term loan, both of which matured on December 17, 2008. These basis swaps did not qualify for hedge accounting and were marked-to-market each period, the effects of which resulted in a charge (credit) recorded to interest expense of approximately $(1.2) million for the year ended December 31, 2008 and $1.2 million for the period November 16, 2007 to December 31, 2007.

Fair Value Hedges—In conjunction with the Merger, Alltel terminated all four of its pay variable/receive fixed, interest rate swap agreements on notional amounts totaling $850.0 million. The interest rate swaps were terminated either in connection with the repurchase of the underlying debt or were not re-designated as fair value hedges as of the Merger date. The effect of not re-designating the interest rate swaps was included in the fair value adjustment to the long-term debt assumed in the Merger transaction. There was no hedge ineffectiveness recognized in earnings during the Predecessor periods January 1, 2007 to November 15, 2007 and the year ended December 31, 2006 related to these interest rate swaps. From the Merger date until the date of termination, the swaps were marked-to-market which resulted in a charge of approximately $1.2 million that was recorded in interest expense for the period November 16, 2007 to December 31, 2007. Subsequent to the completion of the Merger, the Company had no outstanding fair value hedges.

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

7. FAIR VALUE MEASUREMENTS, DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS: (Continued)

During 2006, Alltel entered into foreign currency forward exchange contracts to hedge the foreign currency exposure of its net investment in certain of its international operations prior to their disposal. As further discussed in Note 14, Alltel completed the sale of its remaining international operations acquired from Western Wireless in the second quarter of 2006.

8. SUPPLEMENTAL CASH FLOW INFORMATION FROM CONTINUING OPERATIONS:

Supplemental cash flow information from continuing operations was as follows:

	Successor		Predecessor
(Millions)	Year Ended December 31, 2008	November 16 - December 31, 2007	January 1 - November 15, 2007	Year Ended December 31, 2006
Interest paid, net of amounts capitalized	$1,601.7	$107.0	$182.8	$287.7
Income taxes paid	$51.5	$40.1	$171.6	$949.0
Non-cash investing and financing activities:
Change in fair value of investments in equity securities	$—	$—	$(1.1)	$23.4
Change in fair value of interest rate swaps	$(330.3)	$(9.3)	$20.2	$(13.7)
Management equity rollover in connection with the Merger	$—	$33.1	$—	$—

9. STOCK-BASED COMPENSATION PLANS:

Stock-based compensation expense was as follows:

	Successor		Predecessor
(Millions)	Year Ended December 31, 2008	November 16 - December 31, 2007	January 1 - November 15, 2007	Year Ended December 31, 2006
Compensation expense—stock options issued by Alltel	$9.6	$1.2	$62.2	$19.3
Compensation expense—stock options converted to Alltel stock options in connection with acquisitions	—	—	1.7	2.0
Compensation expense—restricted stock awards	—	—	28.3	16.2

Compensation expense before income taxes	9.6	1.2	92.2	37.5
Income tax benefit	(3.7)	(0.5)	(28.9)	(12.1)

Compensation expense, net of tax	$5.9	$0.7	$63.3	$25.4

As previously discussed in Note 3, effective January 1, 2006, Alltel adopted the provisions of SFAS No. 123(R) using the modified prospective application method. Stock-based compensation expense is included in selling,

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

9. STOCK-BASED COMPENSATION PLANS: (Continued)

general, administrative and other expenses within Alltel’s consolidated statements of operations. Of the total pretax stock-based compensation expense presented in the table above, amounts allocated to discontinued operations totaled $4.0 million for the year ended December 31, 2006.

Under the provisions of SFAS No. 123(R), stock-based compensation expense recognized during the period is based on the portion of the share-based payment awards that is ultimately expected to vest. Accordingly, stock-based compensation expense recognized for periods subsequent to January 1, 2006 has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were based on Alltel’s historical experience and were estimated to be 1.8 percent for both the year ended December 31, 2008 and the period November 16, 2007 to December 31, 2007. Prior to the effects of accelerated vesting of stock-based awards in connection with the Merger as further discussed below, pre-vesting forfeitures were 4.7 percent for the period January 1, 2007 to November 15, 2007 and 5.1 percent for the year ended December 31, 2006. Compensation expense for all stock option awards granted after January 1, 2006 is expensed using a straight-line single option method.

Upon consummation of the Merger, all outstanding stock options (other than certain options held by select management employees) became fully vested, were cancelled and converted into the right to receive a cash payment equal to the number of shares underlying the options multiplied by the amount, if any, by which the merger consideration of $71.50 per share exceeded the option exercise price. Similarly, all unvested restricted stock awards became fully vested and converted into the right to receive in cash the merger consideration. The acceleration of vesting of the stock options and restricted stock awards resulted in the recognition of $63.8 million of additional stock-based compensation expense in the Predecessor period January 1 to November 15, 2007. Certain management employees holding vested stock options were permitted to retain a portion of their vested stock options (referred to as the “rollover options”) in lieu of receiving the merger consideration. The rollover options remain outstanding in accordance with the terms of the governing stock incentive plans and grant agreements pursuant to which the holder originally received the stock option grants. In conjunction with the Merger, the exercise price and the number of shares subject to the rollover option agreement were adjusted so that the aggregate intrinsic value for each option holder was maintained and the exercise price for all of the rollover options was adjusted to $2.50 per option. As a result of the repricing, approximately 2.9 million pre-merger Alltel stock options were converted into approximately 8.0 million rollover options.

In connection with the Merger, the Alltel Corporation 2007 Stock Option Plan (“2007 Option Plan”) was established. Under the 2007 Option Plan, Alltel may grant fixed and performance-based non-qualified stock options to officers and other key management employees. The maximum number of shares of Alltel common stock that may be issued under the 2007 Option Plan, including the rollover options, is 40.1 million shares. On November 16, 2007, the Company granted approximately 17.7 million time-based and approximately 7.9 million performance-based stock options to officers and other key management employees. During 2008, Alltel granted 284,540 time-based and 126,460 performance-based stock options. As of December 31, 2008, there were approximately 6.2 million shares available for future grants under the 2007 Option Plan. Each time-based option and performance-based option granted had an exercise price of $10.00 per share and a term of 10 years from the date of grant. The time-based options vest and become exercisable ratably over a five-year period beginning one year from the date of grant subject to the participant’s continued employment with Alltel through the vesting date.

Under provisions of the 2007 Option Plan, upon termination of employment of an option holder, all unvested stock options held by such employee will immediately terminate and be cancelled.

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

9. STOCK-BASED COMPENSATION PLANS: (Continued)

The fair value of each time-based stock option award was estimated on the grant date using the Black-Scholes option-pricing model and the following weighted average assumptions:

	Year Ended December 31, 2008	November 16 - December 31, 2007
Weighted average grant date fair value	$2.72	$2.84
Expected life	5.0 years	5.0 years
Expected volatility	23.5%	23.5%
Dividend yield	0.0%	0.0%
Risk-free interest rate	3.1%	3.7%

The expected term for the options granted was derived from management’s view of the likelihood of a change in control occurring in that time frame. The expected volatility assumption was based on a combination of Alltel’s historical common stock volatility for the periods when the Company was publicly traded and historical volatility of Alltel’s competitor peer group. The risk-free interest rate was determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the stock options. As a privately-held company, Alltel does not expect to pay any cash dividends.

The performance-based options vest and become exercisable upon (1) the Sponsors attaining a return of at least half of the Sponsor Price in cash; (2) the Sponsors attaining a minimum MoM (or the quotient obtained by dividing (x) the amount received by the Sponsors in cash or liquid securities in exchange for the initial Sponsor shares by (y) the Sponsor Price) and (3) the participant’s continued employment with Alltel through the date the conditions described above are achieved. One-half of the performance-based options issued are subject to a vesting condition of a MoM quotient of 1.5 and the remaining one-half are subject to a vesting condition of a MoM quotient of 2.0. For purposes of this calculation, the “initial Sponsor shares” refers to the number of shares of Alltel $.01 par value common stock acquired by the Sponsors on the effective date of the Merger, and “Sponsor Price” refers to the aggregate price paid by the Sponsors for the initial Sponsor shares, based on a per share acquisition price of $10.00. The “return in cash” specified in the first vesting condition would require the occurrence of a liquidating event or change in control. Accordingly, the performance-based options issued by Alltel on November 16, 2007 would be considered to be subject to both a “performance condition” and a “market condition” under the provisions of SFAS No. 123(R), because vesting of the awards are contingent upon both the occurrence of a liquidating event or change in control (performance condition) and achieving a specified amount of value indexed solely to the underlying shares of the Company (market condition). Under SFAS No. 123(R), compensation cost for awards with performance conditions is recognized only when it is probable that the performance condition will be achieved. Until such time that a liquidating event or change in control becomes probable (e.g., event occurs), Alltel will not recognize any compensation expense related to the performance awards. At December 31, 2008, the total amount of unrecognized compensation cost, net of estimated forfeitures, for the performance-based stock option awards was $13.4 million.

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

9. STOCK-BASED COMPENSATION PLANS: (Continued)

Set forth below is certain information related to stock options granted under the 2007 Option Plan as of December 31:

	(Thousands) Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life
Rolled over in connection with the Merger—new	8,000.0	$2.50	6.9 years
Granted	25,590.0	10.00	9.9 years

Outstanding at December 31, 2007	33,590.0	$8.21	9.2 years

Granted	411.0	$10.00	9.3 years
Exercised	(13.3)	2.50	7.2 years
Forfeited	(90.0)	10.00	8.9 years

Outstanding at December 31, 2008	33,897.7	$8.23	8.2 years

Exercisable at December 31, 2008	11,521.6	$4.80

Changes in non-vested stock options granted under the 2007 Option Plan for the year ended December 31, 2008 were as follows:

	(Thousands) Number of Shares	Weighted Average Price Per Share
Non-vested at December 31, 2007	25,590.0	$10.00
Granted	411.0	10.00
Vested	(3,534.9)	10.00
Forfeited	(90.0)	10.00

Non-vested at December 31, 2008	22,376.1	$10.00

At December 31, 2008, the total unamortized compensation cost for non-vested time-based stock option awards, net of estimated forfeitures, amounted to $37.7 million and is expected to be recognized over a weighted average period of 3.8 years.

Under the stock-based compensation plans in effect prior to the Merger, Alltel could grant fixed and performance-based incentive and non-qualified stock options, restricted stock and other equity securities to officers and other management employees. These stock-based compensation plans were terminated in conjunction with the Merger and no additional shares of the Company’s common stock may be granted under these plans.

Predecessor Stock Option Awards—Fixed stock options granted under the predecessor stock-based compensation plans generally became exercisable over a period of one to five years after the date of grant. Under Alltel’s stock option plan for non-employee directors (the “Directors’ Plan”), the Company granted fixed, non-qualified stock options to directors. Under the Directors’ Plan, directors received a one-time option grant to purchase 12,000 shares of common stock when they joined the Board. Directors were also granted each year, on the date of the

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

9. STOCK-BASED COMPENSATION PLANS: (Continued)

annual meeting of stockholders, an option to purchase a specified number of shares of common stock (7,800 shares), which became exercisable the day immediately preceding the date of the first annual meeting of stockholders following the date of grant. For all of the predecessor stock-based incentive plans, the exercise price of the option equaled the market value of Alltel’s common stock on the date of grant. For fixed stock options, the maximum term for each option granted was 10 years. The Company’s practice had been to issue new shares of common stock upon the exercise of stock options.

The fair value of each option award was estimated on the grant date using the Black-Scholes option-pricing model and the following weighted average assumptions:

	January 1 - November 15, 2007	Year Ended December 31, 2006
Weighted average grant date fair value	$17.41	$15.18
Expected life	5.9 years	5.9 years
Expected volatility	20.9%	22.9%
Dividend yield	0.8%	0.8%
Risk-free interest rate	4.7%	4.5%

The expected life assumption was determined based on Alltel’s historical stock option exercise experience using a rolling 10-year average for three separate groups of employees that exhibited similar historical exercise behavior. The expected volatility assumption was based on a combination of the implied volatility derived from publicly traded options to purchase Alltel common stock and the Company’s historical common stock volatility. Implied volatility was derived from one and two-year traded options, while historical volatility was calculated using the weighted average of historical daily price changes of Alltel’s common stock over the most recent period equal to the expected life of the stock option on the date of grant.

The expected dividend yield was based on the Company’s approved annual dividend rate in effect at the date of grant adjusted to reflect the reduction in Alltel’s dividend rate from $1.54 to $.50 per share following the completion of the spin-off of the Company’s wireline operations to Alltel’s shareholders (see Note 14). The risk-free interest rate was determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the stock options.

As a result of the spin-off, the number of shares underlying outstanding stock options and the related per share exercise price held by employees and directors remaining with Alltel and stock options held by employees of Windstream that were vested as of the spin-off date were adjusted pursuant to the terms of the applicable Alltel equity incentive plans in order to account for the change in the market value of Alltel’s common stock resulting from the distribution by multiplying the number of shares subject to such options by 1.221808 and dividing the exercise price by that same amount. Because the adjustment to the number of shares and exercise prices maintained both the aggregate fair market value of stock underlying the stock options and the relationship between the per share exercise price and the related per share market value both before and after consummation of the spin-off, no additional compensation expense resulting from the modification of the stock option awards was recognized. Unvested stock options held by employees of Windstream were cancelled.

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

9. STOCK-BASED COMPENSATION PLANS: (Continued)

Set forth below is certain information related to stock options granted under the Company’s predecessor stock-based compensation plans:

	(Thousands) Number of Shares	Weighted Average Price Per Share
Outstanding at January 1, 2006	17,316.5	$53.94
Granted	1,357.1	63.25
Exercised	(2,207.8)	40.12
Forfeited	(96.0)	58.93
Expired	(13.8)	31.83

Outstanding immediately prior to the spin-off	16,356.0	$56.57
Adjustment in shares resulting from spin-off	3,631.0	—
Granted	10.0	57.46
Exercised	(2,928.3)	44.74
Forfeited	(892.5)	42.69

Outstanding at December 31, 2006	16,176.2	$46.78
Granted	1,601.4	61.66
Exercised	(2,670.0)	37.48
Forfeited	(133.5)	45.93
Expired	(1.2)	26.18

Outstanding immediately prior to the Merger	14,972.9	$50.04
Settlement of awards in connection with the Merger	(12,104.9)	49.91
Rolled over in connection with the Merger—existing	(2,868.0)	50.58

Outstanding at November 15, 2007	—	$—

The total intrinsic value of stock options exercised during the period January 1, 2007 to November 15, 2007 was $73.5 million, compared to $86.0 million for the year ended December 31, 2006. Alltel received $62.1 million in cash from the exercise of stock options during the period January 1, 2007 to November 15, 2007. The actual tax benefit realized for the tax deductions from exercise of the share-based payment arrangements for the period January 1, 2007 to November 15, 2007 totaled $28.3 million. Alltel paid $261.3 million in cash to settle the stock option awards in connection with the Merger.

Changes in non-vested stock options granted under the Predecessor stock-based compensation plans for the period January 1, 2007 to November 15, 2007 were as follows:

	(Thousands) Number of Shares	Weighted Average Price Per Share
Non-vested at December 31, 2006	4,391.9	$45.89
Granted	1,601.4	61.66
Vested	(1,677.7)	44.60
Forfeited	(79.4)	47.76

Non-vested immediately prior to the merger	4,236.2	52.33
Adjustment to vest shares in connection with the Merger	(4,236.2)	52.33

Non-vested at November 15, 2007	—	$—

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

9. STOCK-BASED COMPENSATION PLANS: (Continued)

Predecessor Restricted Stock Awards—Beginning in 2004, on an annual basis, Alltel granted to certain senior management employees and non-employee directors restricted stock awards. These awards had an aggregate fair value on the date of grant of $15.5 million in 2007, $18.6 million in 2006, $11.1 million in 2005 and $8.5 million in 2004. The cost of the restricted stock awards was determined based on the fair market value of the shares at the date of grant reduced by the $1.00 par value per share charged to the employee and was expensed ratably over the vesting period. Prior to the acceleration of vesting in connection with the Merger, the restricted shares granted to employees in 2007, 2006 and 2004 would have vested in equal increments over a three-year period following the date of grant. Certain awards granted in 2006, representing 96,000 shares, would have vested in increments of 40%, 30% and 30% over a five-year period beginning three years after the date of grant. The restricted shares granted to employees in 2005 would have vested three years from the date of grant. Restricted shares granted to non-employee directors would have vested one year from the date of grant.

Alltel restricted stock awarded pursuant to Alltel’s equity incentive plans and held by employees and directors at the time of the spin-off of the wireline business continued to represent shares of Alltel common stock. In addition, the holders of these restricted shares received approximately 1.034 shares of Windstream restricted stock for each share of restricted Alltel common stock held. The Windstream restricted shares received by Alltel employees became fully vested on August 3, 2006. Compensation expense resulting from the accelerated vesting of the Windstream restricted stock totaled $3.6 million. As of the spin-off date, employees of the wireline business who transferred to Windstream held 58,884 shares of unvested Alltel restricted stock, which also became fully vested on August 3, 2006. The incremental expense resulting from the accelerated vesting of these restricted stock awards was not material and has been included in discontinued operations.

As previously discussed, in connection with the Merger, all unvested restricted stock awards became fully vested and converted into the right to receive in cash the merger consideration. The incremental expense resulting from the accelerated vesting of these restricted stock awards is included in the results of operations for the Predecessor period January 1 to November 15, 2007.

Non-vested restricted stock activity for the period January 1, 2007 to November 15, 2007 was as follows:

	Number of Shares	Weighted Average Fair Value Per Share
Non-vested at December 31, 2006	487,552	$58.37
Granted	255,520	60.64
Vested	(128,607)	57.58
Forfeited	(3,833)	53.18

Non-vested immediately prior to the Merger	610,632	59.52
Adjustment to vest shares in connection with the Merger	(610,632)	59.52

Non-vested at November 15, 2007	—	$—

10. EMPLOYEE BENEFIT PLANS:

The Company maintains a qualified defined benefit pension plan, which covers substantially all employees. In December 2005, the qualified defined benefit pension plan was amended such that future benefit accruals for all eligible non-bargaining employees ceased as of December 31, 2005 (December 31, 2010 for employees who had attained age 40 with two years of service as of December 31, 2005). Prior to the Merger, the Company also

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

10. EMPLOYEE BENEFIT PLANS: (Continued)

maintained a supplemental executive retirement plan that provides unfunded, non-qualified supplemental retirement benefits to a select group of management employees. In conjunction with the Merger, on November 15, 2007, the Company amended its supplemental executive retirement plan to provide for the termination of the plan and the lump-sum payout of the accrued retirement benefits to all participants on January 2, 2008. In addition, Alltel has entered into individual retirement agreements with certain retired executives providing for unfunded supplemental pension benefits. Alltel funds the accrued costs of these plans as benefits are paid. The components of pension expense, including provision for executive retirement agreements, were as follows:

	Successor		Predecessor
(Millions)	Year Ended December 31, 2008	November 16 - December 31, 2007	January 1 - November 15, 2007	Year Ended December 31, 2006
Benefits earned during the period	$7.1	$1.0	$9.6	$16.4
Interest cost on benefit obligation	10.3	2.5	11.2	35.2
Amortization of prior service cost	—	—	0.9	1.0
Recognized net actuarial loss	—	—	4.3	17.2
Special termination benefits	—	—	—	9.1
Losses (gains) from plan settlements and curtailments	—	(0.1)	118.6	3.6
Expected return on plan assets	(15.1)	(2.0)	(12.6)	(48.6)

Net periodic benefit expense	$2.3	$1.4	$132.0	$33.9

Of the total pension expense presented in the table above, amounts allocated to discontinued operations totaled $20.0 million in 2006. As further discussed in Note 14, on July 17, 2006, Alltel completed the spin-off of its wireline telecommunications business to its stockholders and merger of that wireline business with Valor. Two former executive officers of Alltel, who were eligible to receive supplemental retirement benefits payable under the supplemental executive retirement plan, joined Windstream. As a result, the supplemental executive retirement plan was amended to provide for the immediate pay out of the accrued supplemental retirement benefits earned by the two executives at the time the spin-off was consummated. The special termination benefits paid to the two executives and the corresponding settlement and curtailment losses were included in the amount of pension expense allocated to discontinued operations in 2006.

In connection with the spin-off, Alltel re-measured its pension and postretirement obligations as of July 1, 2006 in order to determine the portion of its defined benefit pension and postretirement plans attributable to the active and retired employees of the wireline business who transferred to Windstream and to calculate the Company’s net periodic benefit cost for the second half of 2006. The amount of pension plan assets and accumulated benefit obligations transferred to Windstream was determined by an independent actuary and totaled $851.2 million and $790.9 million, respectively. The assumptions used to estimate the accumulated benefit obligation were as follows: (1) discount rate of 6.3 percent, (2) long-term rate of return on plan assets of 8.5 percent and (3) rate of future compensation increases of 3.5 percent.

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

10. EMPLOYEE BENEFIT PLANS: (Continued)

Actuarial assumptions used to calculate the net periodic benefit expense were as follows:

	Successor		Predecessor
	Year Ended December 31, 2008	November 16 - December 31, 2007	January 1 - November 15, 2007	Year Ended December 31, 2006
Benefits earned during the period	6.55%	6.31%	5.94%	6.12	%(a)
Interest cost on benefit obligation	8.50%	8.50%	8.50%	8.50%
Net periodic benefit expense	3.50%	3.50%	3.50%	3.50%

(a)	Reflects weighted average discount rate. Expense for the period January 1, 2006 to June 30, 2006 was calculated using a discount rate of 5.80%. Expense for the period July 1, 2006 to December 31, 2006 was calculated using a discount rate of 6.43%.

A summary of plan assets, projected benefit obligation and funded status of the defined benefit pension plans was as follows at December 31:

(Millions)	2008	2007
Fair value of plan assets at beginning of year	$179.2	$171.6
Employer contributions	145.7	30.9
Transfer to Windstream due to spin-off of wireline business	—	(0.4)
Settlements and curtailments	(144.8)	(27.9)
Actual return on plan assets	(52.6)	11.5
Benefits paid	(4.7)	(6.5)

Fair value of plan assets at end of year	$122.8	$179.2

Projected benefit obligation at beginning of year	$302.6	$217.5
Benefits earned	7.1	10.6
Interest cost on projected benefit obligation	10.3	13.7
Plan amendments	—	112.0
Plan settlements and curtailments	(144.8)	(27.9)
Actuarial loss (gain)	31.3	(16.8)
Benefits paid	(4.7)	(6.5)

Projected benefit obligation at end of year	$201.8	$302.6

Funded status—plan assets less than projected benefit obligation	$(79.0)	$(123.4)

Amounts recognized in the consolidated balance sheet:
Noncurrent assets	$—	$31.2
Current liabilities	(0.9)	(145.7)
Noncurrent liabilities	(78.1)	(8.9)

	$(79.0)	$(123.4)

Amounts recognized in accumulated other comprehensive income (loss):
Net actuarial loss (gain)	$98.2	$(0.8)

	$98.2	$(0.8)

Employer contributions and benefits paid in the above table included amounts contributed directly to or paid directly from both the retirement plans and from Company assets.

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

10. EMPLOYEE BENEFIT PLANS: (Continued)

The estimated net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2009 is estimated to be $15.7 million.

The total accumulated benefit obligation for all of the defined benefit pension plans was $198.5 million and $298.7 million at December 31, 2008 and 2007, respectively. For the supplemental retirement pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation and accumulated benefit obligation were both $154.6 million at December 31, 2007. There are no assets held in these supplemental retirement pension plans, as the Company funds the accrued costs of the plans as benefits are paid.

Actuarial assumptions used to calculate the projected benefit obligations were as follows for the years ended December 31:

	2008	2007
Discount rate	5.83%	6.55%
Expected return on plan assets	8.50%	8.50%
Rate of compensation increase	3.50%	3.50%

In developing the expected long-term rate of return assumption, Alltel evaluated historical investment performance and input from its investment advisors. Projected returns by such advisors were based on broad equity and bond indices. The Company also considered the pension plan’s historical returns since 1975 of 9.4 percent. The expected long-term rate of return on qualified pension plan assets is based on a targeted asset allocation of 60 percent to equities, with an expected long-term rate of return of 10.0 percent, 35 percent to fixed income assets, with an expected long-term rate of return of 6.0 percent, and 5 percent to real estate assets, with an expected long-term rate of return of 8.0 percent.

The asset allocation at December 31, 2008 and 2007 and target allocation for 2009 for the Company’s qualified defined benefit pension plan by asset category were as follows:

	Target Allocation 2009	Percentage of Plan Assets At December 31:
Asset Category		2008	2007
Equity securities	52.5% – 72.5%	48.7%	72.4%
Fixed income securities	20.0% – 40.0%	45.8%	25.9%
Real estate assets	2.5% – 7.5%	4.8%	—
Money market and other short-term interest bearing securities	0.0% – 2.5%	0.7%	1.7%

		100.0%	100.0%

Alltel’s investment strategy is to maintain a diversified asset portfolio expected to provide long-term asset growth. Investments are generally restricted to marketable securities, with investments in venture capital, leveraged or other high-risk derivatives not permitted. Equity securities include stocks of both large and small capitalization domestic and international companies. Fixed income securities include securities issued by the U.S. Government and other governmental agencies, asset-backed securities and debt securities issued by domestic and international companies. Real estate assets are comprised of investments in Real Estate Investment Trusts (“REITs”). Investments in money market and other short-term interest bearing securities are maintained to provide liquidity for benefit payments with protection of principal being the primary objective.

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

10. EMPLOYEE BENEFIT PLANS: (Continued)

Estimated future employer contributions and benefit payments were as follows as of December 31, 2008:

(Millions)	Pension Benefits
Expected employer contributions for 2009	$24.5
Expected benefit payments:
2009	$4.5
2010	4.8
2011	5.2
2012	5.7
2013	6.4
2014 – 2018	46.3

The expected employer contribution for pension benefits includes an estimated contribution of $20.0 million to the qualified defined pension plan in order to comply with the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as well as, amounts necessary to fund the expected benefit payments related to the unfunded supplemental retirement pension plans. Future discretionary contributions to the qualified pension plan will depend on various factors, including future investment performance, changes in future discount rates and changes in the demographics of the population participating in the plan. Expected benefit payments include amounts to be paid from the plans or directly from Company assets.

The Company provides postretirement healthcare and life insurance benefits for eligible employees. Employees share in the cost of these benefits. In connection with the wireline spin-off, Alltel transferred to Windstream a substantial portion of the Alltel postretirement benefit plan representing the accumulated benefit obligation attributable to the active and retired employees of the wireline business who transferred to Windstream. The amount of the accumulated benefit obligation transferred to Windstream was determined by an independent actuary and totaled $222.5 million. Following the wireline spin-off, the portion of the postretirement plan retained by Alltel is not significant to the Company’s consolidated results of operations, cash flows or financial position as further described below.

Postretirement benefit expense amounted to $0.7 million for the year ended December 31, 2008, $0.1 million for the period November 16, 2007 to December 31, 2007, $2.2 million for the period January 1, 2007 to November 15, 2007 and $11.7 million for the year ended December 31, 2006. Of the total postretirement benefit expense incurred, amounts allocated to discontinued operations totaled $10.3 million in 2006. The projected benefit obligation of the postretirement benefit plan was $8.2 million and $7.8 million at December 31, 2008 and 2007, respectively. There are no assets held in the postretirement benefit plan, as the Company funds the accrued costs of the plan as benefits are paid.

Alltel has a non-contributory defined contribution plan in the form of profit-sharing arrangements for eligible employees. The amount of profit-sharing contributions to the plan is determined annually by the Company’s Board of Directors. Profit-sharing expense amounted to $15.4 million for the year ended December 31, 2008, $1.4 million for the period November 16, 2007 to December 31, 2007, $12.0 million for the period January 1, 2007 to November 15, 2007 and $13.5 million for the year ended December 31, 2006. Of the total profit-sharing expense recorded, amounts allocated to discontinued operations totaled $2.6 million in 2006. The Company also sponsors an employee savings plan under section 401(k) of the Internal Revenue Code, which covers substantially all full-time employees. Employees may elect to contribute to the plan a portion of their eligible pretax compensation up to certain limits as specified by the plan. Prior to January 1, 2006, Alltel made annual

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

10. EMPLOYEE BENEFIT PLANS: (Continued)

contributions to the plan. Effective January 1, 2006, the plan was amended to provide for an employer matching contribution of up to 4 percent of a participant’s pretax contributions to the plan. Expense recorded by Alltel related to the 401(k) plan amounted to $21.6 million for the year ended December 31, 2008, $2.2 million for the period November 16, 2007 to December 31, 2007, $20.6 million for the period January 1, 2007 to November 15, 2007 and $21.6 million for the year ended December 31, 2006. Of the total expense recorded, amounts allocated to discontinued operations totaled $4.3 million in 2006.

11. INTEGRATION EXPENSES, RESTRUCTURING AND OTHER CHARGES:

Integration expenses, restructuring and other charges recorded during the year ended December 31, 2008 were as follows:

(Millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
FCC spectrum auction-related costs	$12.7	$0.3	$(0.1)	$—	$12.9
Merger-related expenses	3.4	2.7	0.5	2.3	8.9
Severance and employee benefit costs	1.4	0.7	—	—	2.1
Costs associated with the pending acquisition of Alltel	—	1.4	1.7	17.4	20.5

Total integration expenses, restructuring and other charges	$17.5	$5.1	$2.1	$19.7	$44.4

During 2008, Alltel incurred $12.9 million of incremental expenses related to its participation in the 700 MHz spectrum auction conducted by the FCC that was completed on March 18, 2008. Alltel did not obtain any licenses in the 700 MHz spectrum auction. The auction-related expenses primarily consisted of consulting fees and estimated bid withdrawal payments to be remitted to the FCC as a result of the Company withdrawing certain bids made during the course of its participation in the auction. In connection with the Merger, Alltel incurred $8.9 million of incremental costs, primarily consisting of $4.0 million in employee retention bonuses, legal and accounting fees of $2.4 million and a settlement charge of $2.0 million resulting from the payout of supplemental medical benefits to certain executives. Alltel also recorded severance and employee benefit costs of $2.1 million related to various planned workforce reductions.

As further discussed in Note 18, on January 9, 2009, Verizon Wireless completed its acquisition of Alltel pursuant to the terms of a merger agreement dated June 5, 2008. In connection with this pending transaction, Alltel incurred $20.5 million of incremental costs, principally consisting of $14.9 million in supplemental bonuses earned by certain employees in readying Alltel’s financial and operational support systems to accommodate the divestiture requirements of the acquisition. The Verizon Wireless acquisition-related costs also included financial advisory, legal and regulatory filing fees of $3.9 million. The integration expenses, restructuring and other charges increased the reported net loss by $29.2 million in 2008.

Integration expenses, restructuring and other charges recorded during the Successor period from November 16, 2007 to December 31, 2007 were as follows:

(Millions)
Merger-related expenses	$5.2

Total integration expenses, restructuring and other charges	$5.2

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

11. INTEGRATION EXPENSES, RESTRUCTURING AND OTHER CHARGES: (Continued)

Alltel incurred $5.2 million of incremental expenses related to the completion of the Merger, which included insurance premiums of $4.2 million to obtain retroactive indemnification coverage for departing directors and officers for events that occurred prior to the Merger and $1.0 million in employee retention bonuses. These expenses increased the reported net loss in the period November 16, 2007 to December 31, 2007 by $3.2 million.

Integration expenses, restructuring and other charges recorded during the Predecessor periods from January 1, 2007 to November 15, 2007 were as follows:

(Millions)	First Quarter	Second Quarter	Third Quarter	Oct. 1 - Nov. 15	Total
Severance and employee benefit costs	$3.7	$0.7	$0.3	$(0.2)	$4.5
Rebranding and signage costs	0.1	0.3	3.9	1.1	5.4
Computer system conversion and other integration expenses	2.5	1.9	1.7	0.5	6.6
Lease termination costs	—	—	2.6	—	2.6
Merger-related expenses	—	33.1	2.5	612.3	647.9

Total integration expenses, restructuring and other charges	$6.3	$36.0	$11.0	$613.7	$667.0

During 2007, Alltel incurred $12.0 million of integration expenses related to its 2006 acquisitions of Midwest Wireless and properties in Illinois, Texas and Virginia. The system conversion and other integration expenses primarily consisted of internal payroll, contracted services and other programming costs incurred in converting the acquired properties to Alltel’s customer billing and operational support systems, a process that the Company completed during the fourth quarter of 2007. In connection with the closing of two call centers, Alltel also recorded severance and employee benefit costs of $4.5 million and lease termination fees of $2.6 million.

As previously discussed in Note 2, on November 16, 2007, Alltel was acquired by two private investment firms. In connection with the Merger, Alltel incurred $647.9 million of incremental costs, which included financial advisory, legal, accounting, regulatory filing, and other fees of $177.6 million, stock-based compensation expense of $63.8 million related to the accelerated vesting of employee stock option and restricted stock awards (see Note 9), a curtailment charge of $118.6 million resulting from the termination and payout of the supplemental executive retirement plan (see Note 10), and additional compensation-related costs of $287.9 million primarily related to change-in-control payments to certain executives, bonus payments and related payroll taxes. Included in the amounts listed above are consulting fees of $75.6 million paid to affiliates of the Sponsors (see Note 2) and attorneys’ fees and expenses incurred in connection with the settlement of certain shareholder lawsuits as further discussed in Note 17. The integration expenses, restructuring and other charges decreased net income $511.5 million in the period January 1, 2007 to November 15, 2007.

Integration expenses, restructuring and other charges recorded during the year ended December 31, 2006 were as follows:

(Millions)
Rebranding and signage costs	$9.3
Computer system conversion and other integration expenses	4.4

Total integration expenses, restructuring and other charges	$13.7

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

11. INTEGRATION EXPENSES, RESTRUCTURING AND OTHER CHARGES: (Continued)

During 2006, Alltel incurred $2.9 million of integration expenses related to its purchase of Midwest Wireless completed on October 3, 2006 and its acquisitions of wireless properties in Illinois, Texas and Virginia completed during the second quarter of 2006. These expenses consisted of branding and signage costs of $1.0 million and computer system conversion and other integration expenses of $1.9 million. In 2006, the Company also incurred $10.8 million of integration expenses related to its acquisition of Western Wireless. These expenses consisted of $8.3 million of rebranding and signage costs and $2.5 million of system conversion and other integration costs. The system conversion and other integration expenses included internal payroll and employee benefit costs, contracted services, relocation expenses and other programming costs incurred in converting Western Wireless’ customer billing and operational support systems to Alltel’s internal systems, a process which was completed during March 2006. The integration expenses, restructuring and other charges decreased net income $8.4 million in 2006.

The following is a summary of activity related to the liabilities associated with the Company’s integration expenses, restructuring and merger-related charges:

(Millions)
Predecessor:
Balance at December 31, 2006	$0.1
Integration expenses, restructuring and other charges recorded during the period	667.0
Cash outlays during the period	(106.5)
Other adjustments	(6.0)

Balance at November 15, 2007	$554.6

Successor:
Balance at November 16, 2007	$554.6
Integration expenses, restructuring and other charges recorded during the period	5.2
Cash outlays during the period	(377.5)

Balance at December 31, 2007	182.3
Integration expenses, restructuring and other charges recorded during the period	44.4
Cash outlays during the period	(208.3)

Balance at December 31, 2008	$18.4

As of December 31, 2008, the remaining unpaid liability related to the Company’s integration, restructuring and other activities consisted of fees and expenses associated with the pending acquisition of Alltel of $9.6 million, fees and expenses related to the FCC spectrum auction of $6.8 million and fees and expenses associated with the Merger of $2.0 million and is included in other current liabilities in the accompanying consolidated balance sheet.

12. GAIN ON EXCHANGE OR DISPOSAL OF ASSETS AND OTHER:

Through its merger with Western Wireless completed on August 1, 2005, Alltel acquired marketable equity securities. On January 24, 2007, Alltel completed the sale of these securities for $188.7 million in cash and recorded a pretax gain from the sale of $56.5 million. This transaction increased net income $36.8 million in the Predecessor period January 1, 2007 to November 15, 2007.

On August 25, 2006, Alltel repurchased prior to maturity $1.0 billion of long-term debt, consisting of $664.3 million of 4.656 percent equity unit notes due 2007, $61.0 million of 6.65 percent unsecured notes due 2008,

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

12. GAIN ON EXCHANGE OR DISPOSAL OF ASSETS AND OTHER: (Continued)

$147.0 million of 7.60 percent unsecured notes due 2009 and $127.7 million of 8.00 percent notes due 2010 pursuant to cash tender offers announced by Alltel on July 31, 2006. Concurrent with the debt repurchase, Alltel also terminated the related pay variable/receive fixed, interest rate swap agreement that had been designated as a fair value hedge against the 6.65 percent notes due 2008. In connection with the early termination of the debt and interest rate swap agreement, Alltel incurred net pretax termination fees of $23.0 million. Following the spin-off of the wireline business, Alltel completed a debt exchange with two investment banks. On July 17, 2006, Alltel transferred to the investment banks the Spinco debt securities received in the spin-off transaction in exchange for certain Alltel debt securities, consisting of $988.5 million of outstanding commercial paper borrowings and $685.1 million of 4.656 percent equity unit notes due 2007. In completing the tax-free debt exchange, Alltel incurred a loss of $27.5 million. These transactions decreased net income $38.8 million in 2006.

On November 10, 2005, federal legislation was enacted that included provisions to dissolve and liquidate the assets of the Rural Telephone Bank (“RTB”). In connection with the dissolution and liquidation, during April 2006, the RTB redeemed all outstanding shares of its Class C stock. As a result, the Company received liquidating cash distributions of $198.7 million in exchange for its $22.1 million investment in RTB Class C stock and recognized a pretax gain of $176.6 million. This transaction increased net income $107.6 million in 2006.

13. INCOME TAXES:

Income tax expense (benefit) was as follows:

	Successor		Predecessor
(Millions)	Year Ended December 31, 2008	November 16 - December 31, 2007	January 1 - November 15, 2007	Year Ended December 31, 2006
Current:
Federal	$122.9	$(13.0)	$277.2	$280.6
State	17.7	(4.5)	28.8	77.6

	140.6	(17.5)	306.0	358.2

Deferred:
Federal	(333.0)	(41.1)	39.7	113.1
State	(52.7)	(5.9)	25.8	3.7

	(385.7)	(47.0)	65.5	116.8

	$(245.1)	$(64.5)	$371.5	$475.0

Current and deferred income taxes for 2008 reflected the effects of timing differences between the amounts recorded in the financial statements and reported for income tax purposes primarily related to depreciation and amortization expense and interest expense associated with the de-designation of three cash flow hedges during the fourth quarter of 2008, as previously discussed in Note 7. Current and deferred income taxes in 2008 also reflected the absence of the payout of deferred and long-term incentive compensation arrangements to management employees in connection with the Merger and the reduction of income tax contingency reserves further discussed below. Current income taxes were also impacted by the higher interest costs on the debt resulting from the Merger. In addition, current income taxes were affected by the absence of non-deductible expense incurred in connection with the Merger and the termination of the supplemental executive retirement plan.

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

13. INCOME TAXES: (Continued)

Current federal and state income tax expense for the period January 1, 2007 to November 15, 2007 reflected the significant decrease in income before taxes from 2006 primarily attributable to the merger-related expenses incurred by the Company (see Note 11). In addition, current federal income tax expense for the Predecessor period of 2007 was adversely affected by the absence of tax benefits associated with the termination fees incurred in the third quarter of 2006 in connection with the early termination of debt and a related interest rate swap agreement (see Note 12). Both current and deferred federal income tax expense for the Predecessor period of 2007 were also affected by the absence of a federal net operating loss carryforward benefit that had been utilized during 2006. Both current and deferred state income tax expense for the Predecessor period of 2007 were impacted by the utilization of certain state net operating loss carryforwards. Current and deferred federal and state income tax expense for the Predecessor period of 2007 also reflected the payout of deferred and long-term compensation arrangements to management employees and the termination of the supplemental executive retirement plan in connection with the Merger. Deferred federal income tax expense for the Predecessor period of 2007 included the effects of timing differences between amounts recorded in the financial statements and reported for income tax purposes, principally attributable to differences in depreciation and amortization expense, as well as the adverse effects resulting from the derecognition of deferred tax assets in connection with the reversal of income tax contingency reserves further discussed below. The current and deferred federal and state income tax benefits realized for the period November 16, 2007 to December 31, 2007 reflected the net operating loss sustained primarily due to higher interest costs and increased depreciation and amortization expense following the completion of the Merger.

Deferred income tax expense for all periods reflected the effects of no longer amortizing indefinite-lived intangible assets for financial statement purposes in accordance with SFAS No. 142. These intangible assets continue to be amortized for income tax purposes.

Differences between the federal income tax statutory rates and effective income tax rates, which include both federal and state income taxes, were as follows:

	Successor		Predecessor
	Year Ended December 31, 2008	November 16 - December 31, 2007	January 1 - November 15, 2007	Year Ended December 31, 2006
Statutory federal income tax rates	35.0%	35.0%	35.0%	35.0%
Increase (decrease):
State income taxes, net of federal benefit	3.4	4.0	5.4	4.1
Adjustments to income tax liabilities including contingency reserves	(0.2)	—	(2.7)	(2.2)
Tax exempt interest income	—	—	(0.5)	(1.2)
Non-deductible costs associated with the acquisition of Alltel	(0.3)	—	18.6	—
Non-deductible interest expense	(0.8)	—	—	—
Non-deductible loss on debt exchange	—	—	—	0.7
Other items, net	(0.6)	(0.7)	0.5	0.2

Effective income tax rates	36.5%	38.3%	56.3%	36.6%

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

13. INCOME TAXES: (Continued)

The effective tax rate is based on expected income statutory tax rates in the various jurisdictions in which it operates. Significant judgment is necessary in evaluating the Company’s tax positions. Alltel is routinely audited by federal and state taxing authorities. The outcome of these audits may result in Alltel being assessed taxes in addition to amounts previously paid. Accordingly, Alltel maintains tax contingency reserves for such potential assessments. The reserves are adjusted, from time to time, based upon changing facts and circumstances, such as the progress of a tax audit. The effective income tax rate reflects changes to the tax contingency reserves that the Company considers appropriate, as well as related interest charges. Significant or unusual items, such as the taxes related to the sale of a business, are separately recognized in the period in which they occur.

The effective tax rate for 2008 reflects the significant reduction in the amount of non-deductible costs incurred in connection with the Merger in 2008 compared to 2007 (see Note 11), as well as a significant decline in the amount of income tax contingency reserves reversed in 2008 compared to 2007, as further discussed below. During the third quarter of 2007, Alltel recorded a reduction in its income tax contingency reserves to reflect the expiration of certain state statutes of limitations, the effects of which resulted in a decrease in income tax expense associated with continuing operations of $33.8 million. The effective income tax rate in the Predecessor period of 2007 was adversely affected by the non-deductibility for both federal and state income tax purposes of $350.2 million in expenses incurred by Alltel in connection with the Merger (see Note 11). The effective income tax rate in the Predecessor period of 2007 also reflected lower tax benefits derived from tax-exempt interest income resulting from a significant reduction in Alltel’s average daily cash balance when compared to 2006.

On October 10, 2006, Alltel entered into a closing agreement with the Internal Revenue Service (“IRS”) to settle all of its tax liabilities for the tax years 1997 through 2001. On December 27, 2006, Alltel also reached an agreement with the IRS to settle all tax liabilities for the tax years 2002 and 2003. In conjunction with these settlements, the Company reassessed its remaining income tax liabilities including its contingency reserves related to those tax years, and in the fourth quarter of 2006, Alltel recorded a $37.5 million reduction in its income tax liabilities to reflect the results of the IRS audits. The adjustments included interest charges on potential assessments and amounts related to the wireline business spun-off on July 17, 2006 and the financial services division sold on April 1, 2003. Pursuant to the terms of the distribution and sales agreements, Alltel retained all income tax liabilities related to the wireline business and financial services division for periods prior to the dates of disposition other than those related to the treatment of certain universal service funds and certain timing issues. The adjustments to the tax liabilities resulted in a reduction in income tax expense associated with continuing operations of $29.9 million. The adjustment of the tax contingency reserves related to the spun-off wireline business and sold financial services division of $7.6 million has been reported as discontinued operations in the accompanying consolidated financial statements.

Alltel’s only significant tax jurisdiction is the U.S. federal tax jurisdiction. As noted above, during the fourth quarter of 2006, Alltel entered into a final settlement with the IRS with respect to its federal income tax returns for the tax years 1997 through 2003. During the second and third quarters of 2007, the statutes of limitations applicable to those tax years lapsed. The audits related to the federal income tax returns for the 2004 and 2005 tax years were settled with the IRS in February 2008.

As of December 31, 2008, the audits and/or statutes of limitations applicable to Alltel’s federal income tax returns for the tax years 2005 through 2008 remained open. Alltel’s open tax years for state income tax jurisdictions range from 2000 to 2008.

As previously discussed in Note 3, effective January 1, 2007, Alltel adopted the provisions of FIN 48. Upon adoption of FIN 48, Alltel had approximately $93.7 million of total gross unrecognized tax benefits. In 2006,

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

13. INCOME TAXES: (Continued)

Alltel elected to participate in an IRS initiative undertaken to address certain implications of FIN 48. In connection with that initiative, on January 30, 2007, Alltel entered into a Memorandum of Understanding with the IRS to settle two issues. As a result of this action, in the first quarter of 2007, Alltel reduced its gross unrecognized tax benefits by $14.6 million and its gross deferred tax assets by $0.8 million. The corresponding effects of the reduction in unrecognized tax benefits (including interest and any related tax benefits) of $13.8 million resulted in an increase to additional paid-in capital of $7.7 million, a decrease in goodwill of $4.0 million and an increase to current income taxes payable of $2.1 million. During the third quarter of 2007, Alltel reduced its gross unrecognized tax benefits by $30.4 million and the corresponding deferred tax assets by $10.6 million, primarily as a result of the expiration of certain state statutes of limitation. The corresponding effects of the reduction in unrecognized tax benefits (including interest and any related tax benefits) resulted in a reduction in income tax expense associated with continuing operations of $33.8 million, as discussed above.

The following is a reconciliation of the beginning and ending amount of the Company’s gross unrecognized tax benefits:

(Millions)
Predecessor:
Balance at January 1, 2007	$93.7
Additions based on tax positions related to the current year	28.3
Reductions related to tax positions of prior years	(16.3)
Reductions for settlements and payments	(2.6)
Reductions due to statute expiration	(32.2)

Balance at November 15, 2007	$70.9

Successor:
Balance at November 16, 2007	$70.9
Additions based on tax positions related to the current year	—
Reductions related to tax positions of prior years	—
Reductions for settlements and payments	—
Reductions due to statute expiration	(3.5)

Balance at December 31, 2007	$67.4

Additions based on tax positions related to the current year	3.0
Reductions related to tax positions of prior years	(10.0)
Reductions for settlements and payments	(18.7)
Reductions due to statute expiration	(3.2)

Balance at December 31, 2008	$38.5

Approximately $24.9 million of the unrecognized tax benefits at December 31, 2008 would, if recognized, affect Alltel’s effective tax rate in future periods. As of December 31, 2008, Alltel believed that it was reasonably possible that approximately $2.8 million of gross unrecognized tax benefits for uncertain tax positions, related to both income inclusion and tax deductibility issues, would reverse in the following twelve months, primarily as a result of the lapsing of various statutes of limitations.

Consistent with Alltel’s past practices, interest charges on potential assessments and any penalties assessed by taxing authorities are classified as income tax expense within the Company’s consolidated statements of operations. The Company had accrued $4.5 million for the payment of interest and $0.4 million for the payment

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

13. INCOME TAXES: (Continued)

of penalties related to its gross unrecognized tax benefits as of December 31, 2008. During the year ended December 31, 2008, the Company recognized $2.9 million in interest and penalties. Comparatively, the Company had accrued $28.7 million for the payment of interest and $0.6 million for the payment of penalties related to its gross unrecognized tax benefits as of January 1, 2007. Including the effects of adjustments recorded during the first and third quarters of 2007 discussed above, Alltel has accrued $9.1 million for the payment of interest and $0.6 million for the payment of penalties related to its gross unrecognized tax benefits as of December 31, 2007. During the year ended December 31, 2007, the Company recognized $7.5 million in interest and penalties, of which $7.0 million was recognized in the Predecessor period.

The significant components of the net deferred income tax liability were as follows at December 31:

(Millions)	2008	2007
Deferred tax assets:
Intangible asset	$(709.4)	$(768.8)
Interest rate swaps	(217.7)	—
Operating loss carryforwards	(37.1)	(28.4)
Deferred financing costs	(76.2)	(24.8)
Allowance for doubtful accounts	(14.7)	(21.2)
Pension and other employee benefits	(40.7)	(7.3)
Other	(43.3)	(64.0)

	(1,139.1)	(914.5)
Valuation allowance	17.2	16.8

Total deferred tax assets	(1,121.9)	(897.7)

Deferred tax liabilities:
Goodwill and other intangibles	1,559.9	1,732.7
Partnership investments	724.4	707.2
Property, plant and equipment	485.6	641.8
Discount on long-term debt	179.4	175.4
Deferred tower rental income	66.8	98.2
Capitalized software development costs	26.2	31.1
Other	13.8	12.2

Total deferred tax liabilities	3,056.1	3,398.6

Net deferred income tax liability	$1,934.2	$2,500.9

Noncurrent deferred income tax liabilities	$2,059.7	$2,542.7
Less current deferred income tax assets (included in Prepaid expenses and other)	(125.5)	(41.8)

Net deferred income tax liability	$1,934.2	$2,500.9

At December 31, 2008, Alltel had available federal net operating loss carryforwards of approximately $2.0 million which will expire in 2023. As of December 31, 2008 and 2007, the Company also had available tax benefits associated with state operating loss carryforwards of $35.1 million and $26.1 million, respectively, which expire annually in varying amounts to 2028. The Company establishes valuation allowances when necessary to reduce deferred tax assets to amounts expected to be realized. The valuation allowance relates to certain state operating loss carryforwards, which may expire and not be utilized. The valuation allowance increased by $0.4 million in 2008 and was reflected in income tax from continuing operations.

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

14. DISCONTINUED OPERATIONS:

On November 7, 2007, Alltel signed a definitive agreement to sell one of its wireless markets, including licenses, customers and network assets. On May 30, 2008, Alltel completed the sale of these markets for $6.9 million in cash. At December 31, 2007, the fair value of the net assets held for sale was based upon the expected proceeds to be received by Alltel from the disposition of these operations.

As a condition of receiving approval from the DOJ and the FCC for its October 3, 2006 acquisition of Midwest Wireless, on September 7, 2006, Alltel agreed to divest certain wireless operations in four rural markets in Minnesota. On April 3, 2007, Alltel completed the sale of these markets to Rural Cellular Corporation for $48.5 million in cash.

On July 17, 2006, Alltel completed the spin-off of its wireline telecommunications business to its stockholders and the merger of that wireline business with Valor Communications Group, Inc. (“Valor”). The spin-off included the majority of Alltel’s communications support services, including directory publishing, information technology outsourcing services, retail long-distance and the wireline sales portion of communications products. The new wireline company formed in the merger of Alltel’s wireline operations and Valor is named Windstream Corporation (“Windstream”). In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the results of operations, assets, liabilities, and cash flows of the wireline telecommunications business have been presented as discontinued operations for all periods presented.

Pursuant to the plan of distribution and immediately prior to the effective time of the merger with Valor described below, Alltel contributed all of the assets of its wireline telecommunications business to ALLTEL Holding Corp. (“Alltel Holding” or “Spinco”), a wholly-owned subsidiary of the Company, in exchange for: (i) the issuance to Alltel of Spinco common stock that was distributed on a pro rata basis to Alltel’s stockholders as a tax-free stock dividend, (ii) the payment of a special dividend to Alltel in the amount of $2.3 billion and (iii) the distribution by Spinco to Alltel of certain Spinco debt securities, consisting of $1,746.0 million aggregate principal amount of 8.625 percent senior notes due 2016 (the “Spinco Securities”). The Spinco Securities were issued at a discount, and accordingly, at the date of distribution to Alltel, the Spinco Securities had a carrying value of $1,703.2 million (par value of $1,746.0 million less discount of $42.8 million). In connection with the spin-off, Alltel also transferred to Spinco $260.8 million of long-term debt that had been issued by the Company’s wireline subsidiaries. As previously discussed in Note 12 above, on July 17, 2006, Alltel exchanged the Spinco Securities received in the spin-off transaction for certain of its outstanding debt securities.

Immediately after the consummation of the spin-off, Alltel Holding merged with and into Valor, with Valor continuing as the surviving corporation. As a result of the merger, all of the issued and outstanding shares of Spinco common stock were converted into the right to receive an aggregate number of shares of common stock of Valor. Valor issued in the aggregate approximately 403 million shares of common stock to Alltel stockholders pursuant to the merger, or 1.0339267 shares of Valor common stock for each share of Spinco common stock outstanding as of the effective time of the merger. Upon completion of the merger, Alltel stockholders owned approximately 85 percent of the outstanding equity interests of the surviving corporation, which is named Windstream, and the stockholders of Valor owned the remaining 15 percent of such equity interests.

In connection with the spin-off and merger of Alltel’s wireline business with Valor, Alltel incurred $25.7 million of incremental costs in 2006, primarily consisting of the $12.4 million of special termination benefits payable to the two executives and the corresponding settlement and curtailment losses previously discussed (see Note 10) and additional consulting and legal fees of $5.6 million. The remaining expenses included internal payroll and employee benefit costs, contracted services, relocation expenses and other costs incurred in preparation of separating the wireline operations from Alltel’s internal customer billing and operational support systems. The expenses incurred related to the spin-off transaction have been classified as discontinued operations.

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

14. DISCONTINUED OPERATIONS: (Continued)

During 2006 and prior to the spin-off, Alltel transferred to Spinco certain assets and liabilities related to the operations of Spinco’s business that were previously utilized or incurred on a shared basis with Alltel’s wireless business. As previously discussed in Note 10, Alltel also transferred the portion of the Alltel defined pension and postretirement benefit plans attributable to the active and retired employees of the wireline business who transferred to Windstream. As a result, Alltel transferred property, plant and equipment (net book value of $103.4 million), additional pension assets ($110.3 million) and other postretirement liabilities ($14.9 million), along with the associated deferred income taxes ($51.7 million). Conversely, prior to the spin-off, Spinco transferred to Alltel certain income tax liabilities retained by Alltel pursuant to the distribution agreement in the amount of $41.4 million. The distribution and related agreements with Windstream provide that Alltel and Windstream will provide each other with certain transition services for specified periods at negotiated prices. In addition, Alltel will provide Windstream with interconnection, transport and other specified services at negotiated rates. The agreements also provide for a settlement process, which could result in adjustments in future periods.

Through its merger with Western Wireless, Alltel acquired international operations. During the second quarter of 2006, Alltel completed the sales of the former Western Wireless’ international operations in the countries of Austria, Bolivia, Côte d’Ivoire, Haiti, and Slovenia for approximately $1.7 billion in cash. In connection with the sales of the international operations, Alltel recorded an after tax loss of $9.3 million.

As a result of the above transactions, the wireline telecommunications business, the acquired international operations and interests of Western Wireless and the domestic markets to be divested by Alltel have been classified as discontinued operations in the Company’s consolidated financial statements for all periods presented. Depreciation of long-lived assets and amortization of finite-lived intangible assets related to the properties identified for disposition in 2007 was not recorded subsequent to November 7, 2007, the date of Alltel’s agreement to sell these properties. Depreciation of long-lived assets related to the international operations was not recorded subsequent to the completion of the Western Wireless merger on August 1, 2005. Depreciation of long-lived assets and amortization of finite-lived intangible assets related to the four markets in Minnesota to be divested was not recorded subsequent to September 7, 2006, the date of Alltel’s agreement with the DOJ and FCC to divest these markets.

The following table includes certain summary income statement information related to the wireline telecommunications business, international operations and the domestic markets to be divested reported as discontinued operations for the periods indicated:

	Successor		Predecessor
(Millions)	Year Ended December 31, 2008	November 16 - December 31, 2007	January 1 - November 15, 2007	Year Ended December 31, 2006
Revenues and sales	$1.2	$0.4	$7.8	$1,839.3
Operating expenses(a)	1.8	0.6	14.1	1,290.5

Operating income (loss)	(0.6)	(0.2)	(6.3)	548.8
Minority interest in consolidated entities	—	—	—	(6.0)
Other income (expense), net	—	(0.1)	1.4	0.9
Interest expense(b)	—	—	—	(9.1)
Loss on sale of discontinued operations	—	—	(0.2)	(14.8)

Income (loss) before income taxes	(0.6)	(0.3)	(5.1)	519.8
Income tax expense (benefit)(c)	(0.2)	(0.9)	(3.6)	214.1

Income (loss) from discontinued operations	$(0.4)	$0.6	$(1.5)	$305.7

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

14. DISCONTINUED OPERATIONS: (Continued)

Notes to Summary Income Statement Information Related to Discontinued Operations:

(a)	Operating expenses for the Predecessor period January 1, 2007 to November 15, 2007 included impairment charges totaling $4.7 million to reflect the fair value less cost to sell of the properties identified for disposition in the fourth quarter of 2007 and the third quarter of 2006 and resulted in write-downs in the carrying values of goodwill and customer list allocated to these properties. Operating expenses for 2006 included an impairment charge of $30.5 million to reflect the fair value less cost to sell of the four rural markets in Minnesota required to be divested, and resulted in the write-down in the carrying values of goodwill ($25.9 million) and customer list ($4.6 million) allocated to these markets. Operating expenses also exclude general corporate overhead expenses previously allocated to the wireline business in accordance with Emerging Issues Task Force Issue No. 87-24, “Allocation of Interest Expense to Discontinued Operations”. The amount of corporate overhead expenses added back to Alltel’s continuing operations totaled $7.0 million in 2006.
(b)	Except for $260.8 million of long-term debt directly related to the wireline business that was transferred to Windstream and a $50.0 million credit facility agreement that was assumed by the buyer of the Bolivian operations, Alltel had no outstanding indebtedness directly related to the wireline business, the international operations or the domestic markets to be divested, and accordingly, no additional interest expense was allocated to discontinued operations for the periods presented.
(c)	Income taxes for the Predecessor period January 1, 2007 to November 15, 2007 included an income tax benefit recorded in 2007 of $3.0 million resulting from a change in the estimate of tax benefits associated with transaction costs incurred in connection with the wireline spin-off and the reversal of income tax contingency reserves applicable to the sold financial services division due to the expiration of certain state statutes of limitation. Includes an income tax benefit recorded in 2006 due to the reversal of $7.6 million of income tax contingency reserves attributable to the spun-off wireline business and sold financial services division. (See Note 13 for a further discussion of the reversal of income tax contingency reserves recorded in 2007 and 2006).

The net assets of the discontinued operations were as follows as of December 31, 2007:

(Millions)
Current assets	$0.3

Property, plant and equipment, net	2.9
Goodwill and other intangible assets(a)	4.1

Non-current assets	7.0

Total assets related to discontinued operations	$7.3

Current liabilities	$0.2

Total liabilities related to discontinued operations	$0.2

Notes:

(a)	Amount consisted of cellular licenses ($3.0 million) and customer list ($1.1 million).

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

15. OTHER COMPREHENSIVE INCOME (LOSS):

Other comprehensive income (loss) was as follows for the periods indicated:

	Successor		Predecessor
(Millions)	Year Ended December 31, 2008	November 16 - December 31, 2007	January 1 - November 15, 2007	Year Ended December 31, 2006
Unrealized losses on hedging activities:
Unrealized losses arising in the period	$(330.3)	$(9.3)	$—	$—
Income tax benefit	(128.5)	(3.6)	—	—

	(201.8)	(5.7)	—	—

Unrealized holding gains (losses) on investments:
Unrealized holding gains (losses) arising in the period	—	—	(1.1)	23.4
Income tax expense (benefit)	—	—	(0.4)	8.2

	—	—	(0.7)	15.2

Reclassification adjustments for gains included in net income for the period	—	—	(56.5)	—
Income tax expense	—	—	19.7	—

	—	—	(36.8)	—

Net unrealized gains (losses) in the period	—	—	(57.6)	23.4
Income tax expense (benefit)	—	—	(20.1)	8.2

	—	—	(37.5)	15.2

Foreign currency translation adjustment:
Translation adjustment for the period	—	—	—	(2.1)
Reclassification adjustments for losses included in net income for the period	—	—	—	4.9

	—	—	—	2.8

Defined benefit pension plans:
Prior service credit arising during the period	—	—	6.6	—
Net actuarial gain (loss) arising during the period	(99.0)	0.8	12.4	—
Less amounts included in net periodic benefit cost:
Amortization of prior service cost	—	—	0.9	—
Amortization of net actuarial loss	—	—	4.3	—

	(99.0)	0.8	24.2	—
Income tax expense (benefit)	(38.5)	0.3	9.4	—

	(60.5)	0.5	14.8	—

Other postretirement benefit plan:
Net actuarial gain (loss) arising during the period	0.3	(0.1)	(1.7)	—
Less amortization of net actuarial loss included in net periodic benefit cost	—	—	0.3	—

	0.3	(0.1)	(1.4)	—
Income tax expense (benefit)	0.1	—	(0.6)	—

	0.2	(0.1)	(0.8)	—

Other comprehensive income (loss) before tax	(429.0)	(8.6)	(34.8)	26.2
Income tax expense (benefit)	(166.9)	(3.3)	(11.3)	8.2

Other comprehensive income (loss)	$(262.1)	$(5.3)	$(23.5)	$18.0

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

15. OTHER COMPREHENSIVE INCOME (LOSS): (Continued)

The components of accumulated other comprehensive loss were as follows as of December 31:

(Millions)	2008	2007
Unrealized losses on hedging activities	$(207.5)	$(5.7)
Defined benefit pension plans	(60.0)	0.5
Other postretirement benefit plan	0.1	(0.1)

Accumulated other comprehensive loss	$(267.4)	$(5.3)

16. COMMITMENTS AND CONTINGENCIES:

Litigation—Subsequent to the announcement of the private equity merger agreement, Alltel, its directors, and in certain cases the Sponsors (or entities purported to be affiliates thereof), were named in sixteen putative class actions alleging claims for breach of fiduciary duty and aiding and abetting such alleged breaches arising out of the proposed sale of Alltel. Eight of the complaints were filed in the Circuit Court of Pulaski County, Arkansas, the other eight complaints were filed in the Delaware Court of Chancery, and all were consolidated in Pulaski County for purposes of settlement. Among other things, the complaints in the Arkansas and Delaware actions alleged that (1) Alltel conducted an inadequate process for extracting maximum value for its shareholders and prematurely terminated an auction process by entering into a merger agreement with Parent on May 20, 2007, despite previously setting June 6, 2007, as the outside date for submitting bids; (2) the Alltel directors were in possession of material non-public information about Alltel; (3) the Alltel directors had material conflicts of interest and were acting to better their own interests at the expense of Alltel’s shareholders, including through the vesting of certain options for Scott Ford, the retention of an equity interest in Alltel after the merger by certain of Alltel’s directors and executive officers, and the employment of certain Alltel executives, including Scott Ford, by Alltel (or its successors) after the merger was completed; (4) taking into account the current value of Alltel stock, the strength of its business, revenues, cash flow and earnings power, the intrinsic value of Alltel’s equity, the consideration offered in connection with the proposed merger was inadequate; (5) the merger agreement contained provisions that deterred higher bids, including a $625.0 million termination fee payable to the Sponsors and restrictions on Alltel’s ability to solicit higher bids; (6) that Alltel’s financial advisors, J P Morgan Securities Inc. (“J P Morgan”), Merrill Lynch, Pierce, Fenner & Smith Inc. (“Merrill Lynch”) and Stephens Inc. had conflicts resulting from their relationships with the Sponsors; and (7) that the preliminary proxy statement filed by Alltel with the SEC on June 13, 2007 failed to disclose material information concerning the merger. The complaints sought, among other things, certification of class action status, a court order enjoining Alltel and its directors from consummating the merger, and the payment of attorneys’ fees and expenses.

On June 10, 2008, the Stipulation of Settlement dated May 23, 2008, was approved by the Circuit Court in Pulaski County, Arkansas. The settlement provides for the following: (a) the Company provided additional information (“additional disclosures”) to Alltel shareholders, which was contained in the definitive proxy statement that was distributed to Alltel shareholders on or about July 24, 2007 prior to the special meeting to vote on the Merger; (b) the buyers agreed to reduce the termination fee payable by Alltel under certain conditions pursuant to the Agreement by $75 million, from $625 million to $550 million; (c) the Alltel shares personally owned by Scott Ford and Warren Stephens were voted at the meeting to consider the Merger in the same proportion, in favor, against and abstaining, as all votes were cast other than with respect to such shares at such meeting; and (d) on July 19, 2007, J P Morgan and Merrill Lynch provided updated advice to the Alltel Board of Directors that, taking into consideration the types of factors and analyses considered in rendering their May 20, 2007 fairness opinions, they were aware of no matter, during the period since May 20, 2007, that would cause

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

16. COMMITMENTS AND CONTINGENCIES: (Continued)

them to withdraw or modify their fairness opinions. The plaintiffs believed the additional disclosures were necessary in order to allow Alltel’s shareholders to be able to make an informed vote on the proposed acquisition of Alltel by an affiliate of the buyers. The additional disclosures contained in the definitive proxy statement included, among other things, additional information about the decision process undertaken by Alltel’s Board of Directors in evaluating the Company’s business combination and strategic alternative opportunities, details about the indications of interest received from potential third-party buyers, and details about the valuation analyses performed by the Company’s financial advisors on behalf of the Board of Directors. In connection with the settlement, Alltel agreed to pay $9.0 million in plaintiffs’ attorneys’ fees and the expenses of administration of the settlement. These amounts have been included in integration expenses, restructuring and other charges in the Predecessor consolidated statement of operations for the period January 1, 2007 to November 15, 2007. (See Note 11). On August 28, 2008, the Stipulation of Settlement was approved by the Circuit Court, and on October 29, 2008, Alltel remitted payment of the agreed upon attorneys’ fees and expenses.

On June 25, 2007, T-Mobile Austria Holding GmbH (“TMA Holding”) provided to the Company notice of warranty claims against Western Wireless International Austria Corporation (“WWI”), a wholly-owned subsidiary of Alltel, related to an August 10, 2005 purchase agreement, between T-Mobile Global Holding Nr.3 GmbH, T-Mobile Austria GmbH and WWI. Alltel completed the sale of WWI’s operations in Austria to T-Mobile Austria GmbH on April 28, 2006. On December 19, 2007, T-Mobile formally filed for arbitration with the International Court of Arbitration of the International Chamber of Commerce, Zurich, Switzerland. T-Mobile initiated arbitration of certain warranty claims arising under the agreement whereby it purchased the shares of the WWI company, “tele.ring,” that conducted business in Austria. The claims relate to the valuation of the “Backbone Rights of Use” and non-compliance with local Austrian regulations for antennae sites. T-Mobile requests damages of €120.9 million (approximately $170.4 million at the December 31, 2008 exchange rate). Alltel, on behalf of itself and its affiliates WWI and Western Wireless, is vigorously defending the claims and believes they are without merit. Accordingly, as of December 31, 2008, Alltel has not recorded a reserve for any loss that could result from the ultimate resolution of this matter.

Lease Commitments—Minimum rental commitments for all non-cancelable operating leases, consisting principally of leases for cell site tower space, network facilities, real estate, office space and equipment were as follows as of December 31, 2008:

Year	(Millions)
2009	$202.8
2010	159.7
2011	126.2
2012	84.1
2013	53.5
Thereafter	217.9

Total	$844.2

There are no provisions within Alltel’s leasing agreements that would trigger acceleration of future lease payments. Rental expense amounted to $284.8 million for the year ended December 31, 2008, $38.1 million for the period November 16, 2007 to December 31, 2007, $245.3 million for the period January 1, 2007 to November 15, 2007 and $306.5 million for the year ended December 31, 2006.

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

16. COMMITMENTS AND CONTINGENCIES: (Continued)

Agreement to Lease Cell Site Towers—In 2000, Alltel signed a definitive agreement with American Tower Corporation (“American Tower”) to lease to American Tower certain of the Company’s cell site towers in exchange for cash paid in advance. Under terms of the fifteen-year lease agreement, American Tower assumed responsibility to manage, maintain and remarket the remaining space on the towers, while Alltel maintained ownership of the cell site facilities. Alltel is obligated to pay American Tower a monthly fee for management and maintenance services for the duration of the agreement amounting to $1,200 per tower per month, subject to escalation not to exceed five percent annually. American Tower has the option to purchase the towers for additional consideration totaling $42,844 per tower in cash or, at Alltel’s election, 769 shares of American Tower Class A common stock per tower at the end of the lease term. Upon completion of this transaction, the Company had leased 1,773 cell site towers to American Tower and received proceeds of $531.9 million. Proceeds from this leasing transaction were recorded by Alltel as deferred rental income and had been recognized as service revenues on a straight-line basis over the fifteen-year lease term. As of the closing date of the Merger and Financing Transactions, Alltel eliminated the remaining deferred rental income of $292.1 million and the corresponding amount of deferred leasing costs of $12.8 million in accordance with EITF No. 01-3, “Accounting in a Business Combination for Deferred Revenue of an Acquiree”, because Alltel had no legal performance obligations associated with these deferred balances. For income tax purposes, the deferred rental income and related deferred leasing costs continue to be amortized over the remaining lease term within the Company’s consolidated federal and state income tax returns. Because Atlantis Holdings had assumed an obligation to continue to grant American Tower the right to use the towers over the remaining term of the lease agreement, Alltel adjusted its purchase price allocation related to the Merger during the first quarter of 2008 to record the fair value of this unfavorable contract obligation of $52.0 million. The corresponding effects of this adjustment resulted in an increase to goodwill of $31.8 million and the recognition of a deferred tax asset of $20.2 million. The unfavorable contract obligation is being amortized on a straight-line basis over the remaining life of the lease agreement. At December 31, 2008, the unamortized balance amounted to $45.1 million and is included in other current liabilities ($6.1 million) and other liabilities ($39.0 million) in the accompanying consolidated balance sheet.

17. QUARTERLY FINANCIAL INFORMATION—(UNAUDITED):

	Successor
	For the year ended December 31, 2008
(Millions)	Total	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenues and sales	$9,753.5	$2,537.0	$2,507.5	$2,393.4	$2,315.6
Operating income	$1,337.4	$372.3	$353.1	$333.5	$278.5
Loss from continuing operations, net of tax	$(426.8)	$(177.2)	$(55.2)	$(69.6)	$(124.8)
Loss from discontinued operations, net of tax	(0.4)	—	—	(0.3)	(0.1)

Net loss	$(427.2)	$(177.2)	$(55.2)	$(69.9)	$(124.9)

Notes to Quarterly Financial Information:

A.	During the fourth quarter of 2008, Alltel incurred $17.4 million of incremental costs in connection with its pending acquisition by Verizon Wireless. These costs principally consisted of $14.9 million in supplemental bonuses earned by certain employees in readying Alltel’s financial and operational support systems to accommodate the divestiture requirements of the acquisition. Alltel also recorded $2.3 million of incremental costs related to the Merger primarily consisting of a settlement charge of $2.0 million resulting from the payout of supplemental medical benefits to certain executives. These expenses increased the reported net loss in the period by $12.7 million. (See Note 11).

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

17. QUARTERLY FINANCIAL INFORMATION—(UNAUDITED): (Continued)

B.	During the third quarter of 2008, Alltel incurred $0.4 million of incremental costs related to the Merger and the Company’s participation in the 700 MHz spectrum auction. In connection with its pending acquisition by Verizon Wireless, Alltel also incurred $1.7 million of incremental costs, principally consisting of financial advisory, legal and regulatory filing fees. These expenses increased the reported net loss in the period by $2.1 million. (See Note 11).

C.	During the second quarter of 2008, Alltel incurred $0.3 million of incremental expenses related to its participation in the 700 MHz spectrum auction, $2.7 million of incremental costs related to the Merger, primarily consisting of $1.1 million in employee retention bonuses and additional legal and accounting fees of $1.5 million. Alltel also recorded severance and employee benefit costs of $0.7 million related to various planned workforce reductions. In connection with its pending acquisition by Verizon Wireless, Alltel also incurred $1.4 million of incremental costs, principally consisting of financial advisory, legal and regulatory filing fees. These expenses increased the reported net loss in the period by $3.4 million. (See Note 11).

D.	During the first quarter of 2008, Alltel incurred $12.7 million of incremental expenses related to its participation in the 700 MHz spectrum auction. The auction-related expenses primarily consisted of consulting fees and estimated bid withdrawal payments to be remitted to the FCC as a result of the Company withdrawing certain bids made during the course of its participation in the auction. In connection with the Merger, Alltel incurred $3.4 million of incremental costs, primarily consisting of $2.4 million in employee retention bonuses and additional legal and accounting fees of $0.7 million. Alltel also recorded severance and employee benefit costs related to a planned workforce reduction in connection with the reorganization of its corporate marketing operations. These expenses increased the reported net loss in the period by $11.0 million. (See Note 11).

	For the year ended December 31, 2007
		Successor	Predecessor
(Millions)	Total	Nov. 16 - Dec. 31	Oct. 1 - Nov. 15	Third Quarter	Second Quarter	First Quarter
Revenues and sales	$8,803.1	$1,132.9	$1,135.1	$2,281.5	$2,175.1	$2,078.5
Operating income (loss)	$806.4	$90.7	$(451.1)	$434.0	$378.5	$354.3
Income (loss) from continuing operations, net of tax	$184.1	$(104.0)	$(419.4)	$278.7	$198.5	$230.3
Income (loss) from discontinued operations, net of tax	(0.9)	0.6	(2.4)	3.9	(2.8)	(0.2)

Net income (loss)	$183.2	$(103.4)	$(421.8)	$282.6	$195.7	$230.1

Notes to Quarterly Financial Information:

A.	During the Successor period November 16, 2007 to December 31, 2007, Alltel incurred $5.2 million of incremental expenses related to the completion of the Merger, which included insurance premiums of $4.2 million to obtain retroactive indemnification coverage for departing directors and officers for events that occurred prior to the Merger and $1.0 million in employee retention bonuses. These expenses increased the reported net loss in the period by $3.2 million. (See Note 11).

B.

During the period October 1, 2007 to November 15, 2007, Alltel incurred $1.4 million of integration expenses related to its 2006 acquisitions of Midwest Wireless and properties in Illinois, Texas and Virginia, consisting of branding, signage and system conversion costs. In connection with its acquisition by two private investment firms, Alltel incurred $612.3 million of incremental costs, which included financial

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

17. QUARTERLY FINANCIAL INFORMATION—(UNAUDITED): (Continued)

advisory, legal, accounting, regulatory filing, and other fees of $142.0 million, stock-based compensation expense of $63.8 million related to the accelerated vesting of employee stock option and restricted stock awards, a curtailment charge of $118.6 million resulting from the termination and payout of the supplemental executive retirement plan, and additional compensation-related costs of $287.9 million primarily related to change-in-control payments to certain executives, bonus payments and related payroll taxes. These charges increased the reported net loss in the period by $465.1 million. (See Note 11).

C.	During the third quarter of 2007, Alltel incurred $5.6 million of integration expenses related to its 2006 acquisitions of Midwest Wireless and properties in Illinois, Texas and Virginia, consisting of branding, signage and system conversion costs. Alltel also incurred $0.3 million of severance and employee benefit costs and lease termination fees of $2.6 million related to the closing of two call centers. In connection with its acquisition by two private investment firms, Alltel incurred $2.5 million of incremental costs during the third quarter of 2007, principally consisting of financial advisory, legal and regulatory filing fees. The integration expenses and other charges decreased net income $7.6 million. (See Note 11). During the third quarter of 2007, Alltel recorded a reduction in its income tax contingency reserves to reflect the expiration of certain state statutes of limitations, the effects of which resulted in a decrease in income tax expense associated with continuing operations of $33.8 million. (See Note 13).

D.	During the second quarter of 2007, Alltel incurred $2.2 million of integration expenses related to its 2006 acquisitions of Midwest Wireless and properties in Illinois, Texas and Virginia, consisting of branding, signage and system conversion costs. Alltel also incurred $0.7 million of severance and employee benefit costs related to the closing of two call centers. In connection with its acquisition by two private investment firms, Alltel incurred $33.1 million of incremental costs during the second quarter of 2007, principally consisting of financial advisory, legal and regulatory filing fees. The integration expenses and other charges decreased net income $34.9 million. (See Note 11).

E.	During the first quarter of 2007, Alltel incurred $2.6 million of integration expenses related to its 2006 acquisitions of Midwest Wireless and properties in Illinois, Texas and Virginia. The integration expenses primarily consisted of branding, signage and system conversion costs. Alltel also incurred $3.7 million of severance and employee benefit costs related to a planned workforce reduction in connection with the closing of two call centers. These expenses decreased net income $3.9 million. (See Note 11). During the first quarter of 2007, Alltel recorded a pretax gain of $56.5 million related to the sale of marketable equity securities acquired by the Company through its merger with Western Wireless. This transaction increased net income $36.8 million. (See Note 12).

18. SUBSEQUENT EVENT—ACQUISITION OF ALLTEL:

On June 5, 2008, Verizon Wireless, a joint venture of Verizon Communications and Vodafone, entered into an agreement with Alltel and Atlantis Holdings to acquire Alltel in a cash merger. In conjunction with the merger agreement, on June 10, 2008, Verizon Wireless purchased from third parties $4,985.0 million aggregate principal amount of debt obligations of a subsidiary of Alltel for approximately $4.8 billion plus accrued and unpaid interest. On January 9, 2009, Verizon Wireless completed its acquisition of Alltel. Under terms of the merger agreement, Verizon Wireless acquired the equity of Alltel for approximately $5.9 billion in cash and assumed Alltel’s outstanding long-term debt. Upon completion of the merger, Alltel became a wholly-owned subsidiary of Verizon Wireless. The aggregate transaction value was approximately $28.1 billion.

Pursuant to the merger agreement, at the effective time of the merger, each outstanding share of $.01 par value common stock of Alltel was cancelled and converted into the right to receive $12.7353 in cash. In total, Verizon

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

18. SUBSEQUENT EVENT—ACQUISITION OF ALLTEL: (Continued)

Wireless paid approximately $5,782.0 million in cash to holders of Alltel common stock. Upon consummation of the merger, all outstanding rollover and time-based stock options, whether vested or non-vested, were cancelled and converted into the right to receive a cash payment equal to the number of shares underlying the options multiplied by the amount, if any, by which the merger consideration of $12.7353 per share exceeded the option exercise price. All outstanding performance-based stock options were cancelled and were not entitled to receive the per share merger consideration. In total, Verizon Wireless paid $130.8 million in cash to settle Alltel’s stock option awards. The cash settlement of Alltel’s stock option awards will result in the recognition of $40.2 million of additional stock-based compensation expense in Alltel’s first quarter 2009 consolidated financial statements.

Upon closing of the merger, Verizon Wireless repaid all amounts outstanding under Alltel Communications’ senior secured term loan facility at a price of $13,905.7 million, which was equal to the par value of the term loan plus accrued interest. Verizon Wireless also purchased $1,040.0 million aggregate principal amount of Alltel Communications’ unsecured cash pay debt and $500.0 million aggregate principal amount of Alltel Communications’ unsecured PIK toggle debt from a third party lender at a price of $1,556.6 million, which was equal to the par value of such debt obligations plus accrued interest. Immediately following the completion of the merger, approximately $175.0 million of the unsecured cash pay debt was held by third parties and was repaid by Verizon Wireless on January 28, 2009. In addition, Verizon Wireless purchased $810.0 million aggregate principal amount of the senior PIK toggle notes issued by Alltel Communications at a price of $827.0 million, which was equal to 101 percent of the aggregate principal amount of such debt plus accrued interest. Upon completion of these debt repayments, the aggregate principal amount of Alltel’s long-term debt held by third parties was approximately $2.5 billion and consisted of $800.0 million of aggregate principal amount of 7.00 percent notes due 2012, $200.0 million of aggregate principal amount of 6.50 percent notes due 2013, $300.0 million of aggregate principal amount of 7.00 percent notes due 2016, $300.0 million of aggregate principal amount of 6.80 percent notes due 2029, $700.0 million of aggregate principal amount of 7.875 percent notes due 2032, $190.0 million of aggregate principal amount of 10.375/11.125 percent PIK toggle notes due 2017, and a collateralized note due 2010 in the amount of $0.1 million. In conjunction with the closing of the merger, Alltel’s $1.5 billion senior secured revolving credit agreement was terminated. There were no borrowings outstanding under the revolving credit agreement as of the effective time of the merger.

On February 18, 2009, Verizon Wireless announced that its wholly-owned subsidiaries, Alltel Communications and Alltel Communications Finance, Inc. (together, the “Issuers”) commenced a consent solicitation from holders of the $190.0 million of aggregate principal 10.375/11.125 percent PIK toggle notes due 2017 to remove certain reporting requirements and make other changes to the note indenture. Holders also have the option to tender the notes for cash. The terms and conditions of the consent solicitation and tender offer are described in the Consent Solicitation Statement and Offer to Purchase (the “Offer to Purchase”) dated February 18, 2009, as modified by Verizon Wireless on March 5, 2009. The total cash consideration for each $1,000 principal amount of notes tendered and accepted for payment will be determined in the manner described in the modified Offer to Purchase. The tender offer will expire on March 18, 2009. On March 9, 2009, Verizon Wireless announced that the Issuers had received the requisite consents from the holders of the PIK Toggle Notes due 2017 to remove certain reporting requirements and make other changes to the note indenture.

Although the counterparties to Alltel’s seven interest rate swap agreements had the right to terminate the swaps as a result of the merger, the counterparties agreed to leave the swap agreements outstanding for a period up to June 25, 2009. As a result of the debt repayments discussed above, none of the interest rate swap agreements qualify for hedge accounting. Accordingly, until terminated, the interest rate swaps will be marked-to-market each period with the changes in the fair value recorded to interest expense. Until terminated, the interest rate swap agreements are guaranteed by Verizon Wireless.

ALLTEL CORPORATION

Notes to Consolidated Financial Statements

18. SUBSEQUENT EVENT—ACQUISITION OF ALLTEL: (Continued)

As a condition of receiving approval for this acquisition from the FCC and the DOJ, Verizon Wireless agreed to divest overlapping properties in 105 markets in Alabama, Arizona, California, Colorado, Georgia, Idaho, Illinois, Iowa, Kansas, Michigan, Montana, Nebraska, Nevada, New Mexico, North Carolina, North Dakota, Ohio, South Carolina, South Dakota, Tennessee, Utah, Virginia and Wyoming. Of the total markets to be divested, 91 are Alltel markets representing approximately 2.1 million customers as of December 31, 2008. As a result of these divestiture requirements, the licenses and assets relating to the Alltel markets to be divested were placed in a management trust that will continue to operate these markets under the Alltel brand until sold. The retained Alltel markets are expected to be fully integrated into the operations of Verizon Wireless by the end of the third quarter of 2009. Except for certain incremental expenses incurred by Alltel during 2008 related to the merger as further discussed in Note 11, the effects of the Verizon Wireless acquisition have not been reflected in the consolidated financial statements of Alltel as of and for the year ended December 31, 2008.

Cellco Partnership

doing business as

Verizon Wireless Capital LLC

Offer to Exchange

$1,250,000,000 Outstanding Floating Rate Notes due 2011 for

$1,250,000,000 Registered Floating Rate Notes due 2011

$2,750,000,000 Outstanding 3.75% Notes due 2011 for

$2,750,000,000 Registered 3.75% Notes due 2011

$750,000,000 Outstanding 5.25% Notes due 2012 for

$750,000,000 Registered 5.25% Notes due 2012

$1,250,000,000 Outstanding 7.375% Notes due 2013 for

$1,250,000,000 Registered 7.375% Notes due 2013

$3,500,000,000 Outstanding 5.55% Notes due 2014 for

$3,500,000,000 Registered 5.55% Notes due 2014

and

$2,250,000,000 Outstanding 8.50% Notes due 2018 for

$2,250,000,000 Registered 8.50% Notes due 2018

PROSPECTUS

October 14, 2009

DEALER PROSPECTUS DELIVERY OBLIGATION

Until the date that is 90 days after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.